LithiumAmericas
(Formerly 1397468 B.C. Ltd.)



ANNUAL REPORT
2025

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Transition Period from to

Commission File Number: 001-41788

LithiumAmericas

LITHIUM AMERICAS CORP.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
3260 – 666 Burrard Street, Vancouver, BC	V6C 2X8
(Address of Principal Executive Offices)	*(Zip Code)*

(778) 656-5820
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Trading Symbol(s)*	*Name of each exchange on which registered*
Common Shares, no par value per share	LAC	New York Stock Exchange
		Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Smaller reporting company ☒	Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common shares held by nonaffiliates on June 30, 2025, determined using the per share closing price on the New York Stock Exchange American of $2.68 on that date, was approximately $0.6 billion. The number of the registrant's common shares, no par value per share, outstanding as at March 18, 2026 was 347,369,613.

Documents Incorporated by Reference

Portions of the definitive proxy statement relating to the Registrant's 2026 Annual Stockholders Meeting, which will be filed with the U.S. Securities and Exchange Commission within 120 days of December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

INDEX

Contents

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 10-K, including the documents incorporated by reference, contain "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements" ("FLS")). All statements, other than statements of historical fact, are FLS and can be identified by the use of statements that include, but are not limited to, words, such as "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "proposes," "potential," "target," "implement," "schedule," "forecast," "intend," "would," "could," "might," "should," "believe" and similar terminology, or statements that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. FLS in this annual report, including the documents incorporated by reference, includes, but is not limited to: statements relating to the anticipated sources and uses of funds to complete project financing, statements relating to the JV Transaction (as defined herein) with GM (as defined herein), the DOE Loan (as defined herein), the Orion Investment (as defined herein), the LAC Warrant (as defined herein) and the JV Warrant (as defined herein), including statements regarding satisfaction of draw down conditions on the DOE Loan expectations about the extent to which the JV Transaction, the DOE Loan, including any amendments thereto, the Orion Investment, the LAC Warrant, the JV Warrant and cash on hand would fund the development and construction of the Thacker Pass (as defined herein) on schedule or at all; project de-risking initiatives and the extent to which work to date has de-risked project execution; the expected operations, financial results and condition of the Company; expectations related to the construction build, job creation and nameplate capacity of Thacker Pass as well as other statements with respect to the Company's future objectives and strategies to achieve these objectives, including the future prospects of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company; the estimated costs of the development of the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, expected milestones, anticipated production and results thereof and expansion plans; cost and expected benefits of the transloading terminal; cost and expected benefit of the limestone quarry; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for the Thacker Pass Project; the timely completion of environmental reviews and related consultations, and receipt or issuance of permits and approvals, in the United States for the Company's development and resultant operations; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at the Thacker Pass Project; development of mineral resources and mineral reserves; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the creation of a battery supply chain in the United States to support the electric vehicle market; the timing and amount of future production, currency exchange and interest rates; the Company's ability to raise capital; expected expenditures to be made by the Company on the Thacker Pass Project; statements relating to revised capital cost estimates; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at Thacker Pass; successful development of Thacker Pass, including successful results from the Company's testing facility and third-party tests related thereto; statements with respect to the expected economics of Thacker Pass, including capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, pricing assumptions, payback period, sensitivity analyses, net cash flows and life of mine; anticipated job creation and the completion of the workforce hub; the expectation that the National Construction Agreement (Project Labor Agreement) with North America's Building Trades Unions for construction of Phase 1 of Thacker Pass will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass's remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; overarching accessibility to a productive workforce; the expected workforce development training program being prepared with Great Basin College; the Company's commitment to sustainable development, limiting the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine including use benefits of growth media; ability to achieve capital cost efficiencies; anticipated use of any future proceeds and earnings related to Thacker Pass; anticipated plans regarding the payment or non-payment of dividends, as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLS involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLS reflects the Company's current views about future events, and while considered reasonable by the Company as of the date of this annual report, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions and other factors upon which such FLS is based include, without limitation: expectations regarding Phase 2 of Thacker Pass, including financing;, and the absence of material adverse events affecting the Company during this time; the ability of the Company to perform conditions and meet expectations regarding the Company's financial resources and future prospects; the ability to meet future objectives, priorities and anticipated milestones; a cordial business relationship between the Company and third-party strategic and contractual partners; the risk of tax liabilities as a result of the Arrangement (as defined herein) and general business and economic uncertainties and adverse market conditions; the risk that the Arrangement may not be tax-free for income tax purposes and potential significant tax liabilities that the Company may be exposed to if the tax-deferred spinoff rules are not met; the risk of tax indemnity obligations owed by the Company to Lithium Argentina (as defined below) following the Arrangement becoming payable, including as a result of events outside of the Company's control; confidence that development, construction and operations at Thacker Pass will proceed as anticipated, including the impact of potential supply chain disruptions and the availability of equipment, labor and facilities necessary to complete development and construction of Thacker Pass and produce battery grade lithium; unforeseen technological, equipment and engineering problems; changes in general economic and geopolitical conditions, including as a result of regulatory changes by the current U.S. presidential administration, higher interest rates, the rate of inflation, a potential economic recession and potential changes in United States trade policy, including the imposition of tariffs and the resulting consequences on, among other things, the extractive resource industry, the green energy transition and the electric vehicle market; uncertainties inherent to the feasibility studies in the Reports (as defined herein) mineral resource and mineral reserve estimates; the mine processing facilities, based on the results of the testing facility and third-party tests, performing as expected; the ability of the Company to secure sufficient additional financing, advance and develop the Project, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company's ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; reliability of technical data; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market and lithium-ion battery market; current technological trends; the impact of increasing competition in the lithium business, and the Company's competitive position in the industry; compliance by joint venture partners with terms of agreements; continuing support of local communities and the Fort McDermitt Paiute and the Shoshone Tribe in relation to Thacker Pass, and continuing constructive engagement with these and other stakeholders, including any expected benefits of such engagement; risks related to cost, funding and regulatory authorizations to develop a workforce housing facility; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, deflation, currency exchange rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company's operations; increased attention to environmental, social, governance and safety and sustainability-related matters; risks related to the Company's public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential "greenwashing," (i.e., misleading information or false claims overstating potential sustainability-related benefits); risks that the Company may face regarding potentially conflicting initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Thacker Pass, and costs for any additional exploration work at the Project; estimates of mineral resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; some of the modifying factors used to convert mineral resources to mineral reserves may change materially, and could materially impact the mineral reserve estimate; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance Thacker Pass; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; the ability to satisfy production and lithium-recovery targets; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; compliance by the JV Partners (as defined herein) with terms of agreements; the lack of any material disputes or disagreements between the JV Partners; the regulation of the mining industry by various governmental agencies; as well as assumptions concerning general economic and industry growth rates, commodity prices, resource estimates, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLS are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company's actual results could differ materially from those anticipated in any FLS as a result of the risk factors set out herein, and in the Company's other continuous disclosure documents available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. All FLS contained in this annual report is expressly qualified by the risk factors set out in the aforementioned documents. Readers are further cautioned to review the full description of risks, uncertainties and management's assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR. The Company does not undertake any obligation to update or revise any FLS, whether as a result of new information, future events or otherwise, except as required by law.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect the Company's business, operations and financial results. Please refer to Part I – Item 1A: Risk Factors of this Form 10-K for additional discussion of the risks summarized in this Risk Factors Summary. These risk factors are not necessarily in the order of importance or probability of occurrence.

Risks Relating to the Company's Business Activities

The Company's strategy depends on successfully developing Thacker Pass and achieving projected production and operational targets. Risks may affect project development, lithium production, financial performance, market conditions, regulatory approvals, and the Company's business and securities. Risk factors include:

- Commercial viability of Thacker Pass depends on numerous uncontrollable factors, including, permitting, financing and delays, that could negatively affect business and financial conditions

- The Company's ability to continue to draw on the DOE Loan is contingent on meeting specific conditions and covenants, and failure to do so could lead to loan termination or other significant adverse effects

- The Company's ability to maintain and amend permits is uncertain and subject to regulatory, administrative, and litigation challenges, which could delay development timelines

- Actual capital costs, schedules, production levels, operating costs, economic returns, and other estimates may differ from expectations which could materially and adversely affect cash flows, profitability, and increase funding requirements

- The Company's lack of history of completing mining and chemical processing projects or conducting such operations makes it difficult to evaluate its prospects, increasing the uncertainty of its future success

- Inherent risks in establishing new mining and chemical processing operations, including unexpected costs, problems and delays, could impact the profitability of operations at Thacker Pass

- The Company's U.S. operations, coupled with its domicile in British Columbia, and the evolving political landscape, including increased geopolitical tensions and industrial policies, could impact its ability to fund the project

- Changes in government laws and regulations, including those related to taxation, environmental compliance and permitting, may affect development

- The Company's ability to develop Thacker Pass is governed by the U.S. Mining Act and other laws, with no assurance of title or permit stability, and any contest or regulatory changes could delay development

- Mineral resource and reserve estimates are inherently uncertain and may be inaccurate

- Opposition could lead to delays or prevent the Project from proceeding, impacting development

- The Mineral exploration and development business has inherent health and safety risks, and non-compliance with related laws could lead to penalties and civil liability

- The novel process for producing lithium carbonate from Thacker Pass has not been demonstrated at commercial scale, posing risks of inefficiencies, unforeseen costs and delays

- Development of Thacker Pass is highly dependent on the projected demand for lithium-based products, and any failure in market growth or shifts in policies could negatively impact commercial viability

- The success of operations will be affected by the fluctuating market price of lithium products, and failure to meet battery-grade quality or customer specifications could reduce the prices the Company is able to realize for its products and its customer base

- Operational risks such as equipment failures, natural disasters and regulatory compliance could lead to disruptions and financial impacts despite comprehensive health and safety measures

- Negative cash flows from operations are expected until achievement of profitable production, so the Company is relying on generating profits or raising capital to meet obligations and liabilities

- Thacker Pass is the Company's sole material mining project, meaning failure to develop and operate it successfully could have a significant adverse impact on its business

- Any non-compliance with stringent environmental regulations could delay or increase the costs

- Increased focus on sustainability matters could lead to higher costs, reduced profits and litigation risks

- The lithium production industry is highly competitive, requiring significant capital and resources, and the Company may face challenges in securing financing, personnel, and equipment

- Global economic and political uncertainties, inflation, tariffs, and changes in government policies, may adversely affect the Company's business

- Climate change may impact water availability, which could increase litigation, regulatory compliance costs, and physical climate risks could further affect operations and safety

- Insurance may not protect against all risks associated with environmental and other incidents the Company may experience

- Concentrated share ownership and rights of certain shareholders may influence corporate actions and diverge from other shareholders' interests, potentially affecting liquidity and market price, amongst other areas

- GM and the DOE have rights that may affect other security holders and the Company's actions with respect to the development of Thacker Pass through their respective investor and creditor rights, rights as a JV Partner (in the case of GM) and other rights

- The Company's debt agreements, including the DOE Loan and the Orion Note contain restrictions that limit its flexibility in operating its business

- The Company's share price may fluctuate due to factors beyond its control and may not reflect its operating performance

- Existing and future financings could materially dilute current shareholders' interests, impose significant restrictions, increase indebtedness and adversely affect the Company's financial condition and share price

- The Company cannot generate earnings or pay dividends while Thacker Pass is in development, posing a risk to investors who may not see returns for the foreseeable future

- Challenges in securing intellectual property protection could leave the Company vulnerable to competition, potentially diminishing the commercial potential of its proprietary technologies

- The Company's success depends on its ability to attract and retain key management, technical, construction and mining personnel in a highly competitive labor market, and any failure to do so could delay its projects and adversely affect its business

- Reliance on consultants and other third parties for expertise may result in delays or increased costs if their work is found to be incorrect or inadequate

- Compliance with regulatory requirements and potential litigation resulting therefrom could be costly, time-consuming and have a significant adverse impact on the Company's business and financial condition

- The Company's growing dependence on complex digital systems and third-party technologies increases exposure to evolving cybersecurity threats that could disrupt operations, result in financial, legal, and reputational harm, and require ongoing investment and governance oversight to mitigate

- Incorporation in a jurisdiction outside the U.S. may make it difficult or impossible for U.S. investors to serve process for civil liabilities in the U.S.

- If certain Canadian Tax requirements are not met, the Company and Lithium Argentina could be subject to substantial tax liabilities resulting from the Separation

- Certain events could cause the Arrangement to lose its intended tax-free status, leading to significant U.S. federal income tax liabilities for U.S. Shareholders

- The Company faces restrictions to maintain its tax-free status for shareholders, limiting its ability to pursue certain strategic transactions

- Changes in U.S. and Canadian tax laws could increase the Company's tax liabilities

- Any indemnification claims related to the Separation may have a material adverse effect upon the Company

- If classified as a PFIC, U.S. shareholders may face greater tax liabilities, interest charges and additional reporting obligations, impacting their overall tax situation

- The Company's future financial performance depends in part on the continued availability of tax credits relating to the production of critical minerals

PART I

Item 1: Business

Overview

Lithium Americas Corp. (the "**Company**" or "**LAC**") is a Canadian-based resource and materials company focused on developing, building and operating significant lithium deposits and chemical processing facilities. The Company's flagship asset is Thacker Pass, a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County, in northern Nevada ("**Thacker Pass**" or the "**Project**"). Thacker Pass is owned by Lithium Nevada LLC ("**LN**"), a wholly owned subsidiary of Lithium Nevada Ventures LLC ("**Lithium Nevada Ventures**"), the joint venture ("**JV**") between General Motors Holdings LLC ("**GM**") and the Company (together, the "**JV Partners**"). The Company currently owns a 62% interest in Thacker Pass and manages the Project, and GM owns a 38% interest in Thacker Pass. The terms "LN" and "LAC" are used throughout the report to denote the owners of the Project.

Thacker Pass "**Phase 1**" refers to the anticipated initial phase of production, targeting 40,000 tonnes per year ("**t/y**") of battery-grade lithium carbonate ("**Li_2CO_3**"), "**Phase 2**" refers to a possible second phase of production at Thacker Pass, targeting an additional 40,000 t/y, "**Phase 3**" refers to a possible third phase of production at Thacker Pass, targeting an additional 40,000 t/y, "**Phase 4**" refers to a possible fourth phase of production at Thacker Pass, targeting an additional 40,000 t/y, "**Phase 5**" refers to a fifth phase of development that would add an additional beneficiation circuit and sulfuric acid plant, without an additional lithium carbonate processing plant, for total planned production capacity of 160,000 t/y.

The Company also holds investments in Green Technology Metals Limited ("**GT1**") and Ascend Elements, Inc. ("**Ascend Elements**"), and exploration properties in the U.S. and Canada.

The Company's head office and registered office is located at 3260 – 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8, and telephone number is (778) 656-5820.

The Company's common shares (the "**Common Shares**") are listed on the Toronto Stock Exchange ("**TSX**") and on the New York Stock Exchange ("**NYSE**") under the symbol "LAC."

Amounts stated in this Form 10-K are in United States dollars, unless otherwise indicated.

Corporate Structure

As of December 31, 2025, The Company had the following material, direct and indirect, wholly-owned subsidiaries with their jurisdiction of incorporation:

- LAC Management LLC (Nevada) (100%)
- 1339480 B.C. Ltd. (British Columbia) (100%)
- LAC US Corp. (Nevada) (100%)
- LAC Exploration LLC (Nevada) (100%)
- Lithium Nevada Ventures LLC (Delaware) (62%)
- KV Project LLC (Nevada) (62%)
- Lithium Nevada Projects LLC (Nevada) (62%)
- Lithium Nevada LLC (Nevada) (62%)

The following chart depicts the corporate structure of the Company at December 31, 2025:



Organizational History and Recent Developments

On January 23, 2023, the Company was incorporated under the Business Corporations Act (British Columbia) (the "**BCBCA**") for the sole purpose of acquiring ownership of the North American business assets and investments ("**LAC North America**") of Lithium Americas Corp. ("**Old LAC**"), which is now named Lithium Argentina AG (formerly Lithium Americas (Argentina) Corp.) ("**Lithium Argentina**") pursuant to a separation transaction (the "**Separation**") that was undertaken on October 3, 2023. Upon consummation of the Separation, the Company was re-named Lithium Americas Corp.

The Separation was implemented by way of a plan of arrangement (the "**Arrangement**") under the laws of British Columbia pursuant to an arrangement agreement between the Company and Old LAC. Upon completion of the Separation, Old LAC contributed to the Company, among other assets and liabilities, its interest in Thacker Pass, its investments in GT1 and Ascend Elements, certain intellectual property rights, its loan to 1339480 B.C. Ltd., and cash.

On October 28, 2024, the Company announced the closing of a loan from the U.S. Department of Energy's ("**DOE**") Advanced Technology Vehicles Manufacturing ("**ATVM**") Loan Program (the "**DOE Loan**") for a total of $2.26 billion, including $1.97 billion in aggregate principal to fund eligible construction costs of Thacker Pass plus interest to be accrued during construction, which was estimated to be $289.6 million over a three-year period. The DOE Loan originally had a 24-year maturity with interest rates fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates without any additional credit spread. In connection with the DOE Loan, the Company entered into or approved the entry into by its subsidiaries certain agreements discussed in more detail below. The DOE Loan was amended by the OWCA (as defined below) on October 7, 2025, as discussed in more detail below. The Company received its first draw on the DOE Loan on October 20, 2025, and received a second draw on the DOE Loan on February 24, 2026.

In August 2024, the Company received approval for an $11.8 million grant from the U.S. Department of War (formerly the Department of Defense) to support an upgrade of the local power infrastructure and to help build a transloading facility.

On December 23, 2024, the Company announced the closing of a JV with GM for the purpose of funding, developing, constructing and operating the Project (the "**JV Transaction**"). In connection with the JV Transaction, the Company also closed an amendment to the DOE Loan to accommodate changes relating to the JV Transaction.

Following the closing of the JV Transaction, the Company held a 62% interest in Thacker Pass, with GM having acquired a 38% interest in the Project for $625 million in total committed cash and letters of credit, comprised of a $430 million commitment of direct cash funding to the JV to support the construction of Phase 1 of the Project and a $195 million letter of credit facility ("**LC Facility**") that can be used as collateral to support reserve account requirements under the DOE Loan. The LC Facility, which has no interest and a maturity consistent with the DOE Loan, is planned to be withdrawn once replaced with cash that is generated by Thacker Pass. As part of the closing of the JV Transaction, GM funded $330 million of cash into the JV alongside $138 million of cash funding from the Company.

On January 7, 2025, the Company announced an increased mineral resource and mineral reserve estimate for Thacker Pass, including the release of an independent National Instrument 43-101 ("**NI 43-101**") technical report ("**NI 43-101 Technical Report**") entitled "NI 43-101 Technical Report on the Thacker Pass Project Humboldt County, Nevada, USA," and an independent S-K 1300 technical report (the "**S-K 1300 Technical Report**") entitled "S-K 1300 Technical Report on the Thacker Pass Project Humboldt County, Nevada, USA," both dated effective December 31, 2024 (together with the NI 43-101 Technical Report, collectively referred to herein as the "**Reports**"). The statements of mineral reserves and mineral resources for Thacker Pass as of December 31, 2025, based on the Reports as of December 31, 2024, are presented in the tables below in *Part I – Item 2: Properties – Mineral Resource and Mineral Reserve Estimate*.

On April 1, 2025, the Company closed a strategic investment of $250 million from fund entities managed by Orion Resource Partners LP (collectively, "**Orion**"), for the development and construction of Phase 1 of the Project ("**Orion Investment**"). Orion purchased senior unsecured convertible notes in the aggregate principal amount of $195 million (the "**Orion Note**") and entered into a Production Payment Agreement ("**PPA**") whereby Orion will pay LAC $25 million in exchange for payments corresponding to the minerals processed and gross revenue generated by Thacker Pass. Orion also committed, subject to the satisfaction of certain conditions precedent, to purchase an additional $30 million in aggregate principal amount of notes within two years (the "**Delayed Draw Notes**") upon request by the Company. For more information on the Orion Investment, refer to the Sources of Liquidity section of the Management's Discussion and Analysis ("**MD&A**") for the year ended December 31, 2025 ("**FY 2025**") in this Form 10-K.

On April 1, 2025, contemporaneously with the closing of the Orion Investment, the Company and GM announced the final investment decision ("**FID**") for Phase 1 of the Project and made cash contributions to the JV of $191.6 million and $100 million, respectively, pursuant to the terms of the JV Transaction. Together with the DOE Loan and the investments from both GM and Orion, LAC achieved fully funded status at the project and corporate levels for the development and construction of Phase 1 of Thacker Pass for the duration of construction. Mechanical completion of Phase 1 of Thacker Pass is targeted for late 2027.

On May 15, 2025, the Company established an at-the-market ("**ATM**") equity program (the "**May 2025 ATM Program**") pursuant to which the Company sold an aggregate total of 26.92 million Common Shares at an average price of $3.71 per share, for aggregate net proceeds of $97.8 million after sales agent's commission and other expenses.

In September 2025, GM released the LC Facility in advance of first draw on the DOE Loan.

On October 7, 2025, the Company and the DOE entered into an omnibus waiver, consent and amendment, as amended (the "**OWCA**") for certain amendments to the Company's DOE Loan. Pursuant to the OWCA:

- The DOE Loan's expected total loan amount decreased to $2.23 billion due to estimated capitalized interest during construction decreasing to $256 million, while the DOE Loan principal remained the same at $1.97 billion. The interest rate that will be applied to amounts drawn under the DOE Loan remained unchanged at the applicable long-dated U.S. Treasury rate from the date of each draw with 0% spread. The DOE Loan tenor was set to approximately 23 years from date of first draw on the DOE Loan.

- The DOE agreed to defer $184 million of scheduled debt service obligations under the DOE Loan, which were to occur in the first five years of loan repayment, with the total deferred balance reallocated across the remaining payment periods to maturity.

- On January 30, 2026, the Company issued to the DOE: (a) a warrant agreement to purchase up to 18,286,687 Common Shares of the Company at an exercise price of $0.01 per share (the "**LAC Warrant**") and (b) a warrant agreement to purchase 8,656,509,695 non-voting units of the JV (the "**Non-Voting Units**") at an exercise price of $0.0001 per unit (the "**JV Warrant**").

- The Company agreed to contribute an additional $120 million to DOE Loan reserve accounts, to be funded within 12 months of the OWCA.

In addition to the OWCA, the Company and GM entered into an amendment to GM's lithium Offtake Agreement (as defined below) to provide additional support to the Project. The amendment permits the JV to enter into additional third-party offtake agreements for certain remaining production volumes not forecast to be purchased by GM for the first five years of Phase 1.

On October 8, 2025, the Company established an ATM equity program (the "**October 2025 ATM Program**") pursuant to which the Company sold an aggregate total 30.53 million Common Shares at an average price of $8.19 per share, for aggregate net proceeds of $246.4 million after sales agent's commission and other expenses.

On October 10, 2025 and October 28, 2025, Orion elected to convert a total of $97.5 million in accordance with the terms of the Orion Note. As a result, the Company issued an aggregate total of 25.79 million Common Shares to Orion. Following the conversions, total future interest payable under the Orion Note was reduced pro rata.

On October 20, 2025, the Company received its first drawdown of $435 million on the DOE Loan.

On November 13, 2025, the Company established an ATM equity program (the "**November 2025 ATM Program**") pursuant to which the Company sold an aggregate total 43.3 million Common Shares at an average price of $5.78 per share, for aggregate net proceeds of $246.7 million after sales agent's commission and other expenses. The program was completed on January 26, 2026.

On December 22, 2025, the Company's Common Shares were added to the S&P/TSX Composite Index.

Thacker Pass Overview

For a more complete description of Thacker Pass in Humboldt County, Nevada, see the S-K 1300 Technical Report, which is filed hereto as Exhibit 96.1; and the NI 43-101 Technical Report, which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada through SEDAR+. Scientific and technical information in respect of the Thacker Pass Project in this annual report on form 10-K has been prepared under the supervision of Rene LeBlanc, an employee of the Company, and a qualified person under NI 43-101.

Thacker Pass, located in Humboldt County in northern Nevada, is a sedimentary clay resource and the largest lithium Measured and Indicated Resource in the world. See *Part I – Item 2: Properties – Mineral Reserve and Mineral Resource Estimates* below for more information.

Thacker Pass is approximately 100 kilometers ("**km**") north-northwest of Winnemucca, Nevada, approximately 33 km west-northwest of Orovada, Nevada, and 33 km south of the Oregon border. Access to Thacker Pass is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada, Nevada and then travel west-northwest on State Route 293 for 33 km toward Thacker Pass to the Thacker Pass site entrance. Driving time is approximately one hour from Winnemucca, and 3.5 hours from Reno.

The Thacker Pass area encompasses approximately 7,900 hectares ("**ha**") and lies within and is surrounded by public lands administered by the Bureau of Land Management. The area is sparsely populated and used primarily for ranching and farming.

Thacker Pass is expected to be developed initially in Phase 1, with further expansion possibility for an additional four phases. Lithium carbonate production from Phases 1 through 4 is designed for a nominal 40,000 t/y Li_2CO_3 capacity per phase. Phase 5 expansion would be introduced at the time of Phase 4 expansion when mined ore grade decreases resulting in available capacity in the lithium carbonate crystallization circuits constructed during the initial four phases. Total possible nominal capacity of Phases 1 through 5 would be 160,000 t/y $Li_2CO_3.$ The process plant is expected to operate 24 hours/day, 365 days/year with an overall availability of 88% and a possible mine life of 85 years. The total amount of ore processed from the development of Phases 1 through 5 would be 1,057 million metric tonnes ("**Mt**") (dry).

Phase 1 commenced construction in February 2023, following the receipt of all key state-level environmental permits and a federal Record of Decision ("**ROD**"). Lithium Americas is working with Bechtel Infrastructure and Power Corporation ("**Bechtel**") who is responsible for the engineering, procurement and construction management ("**EPCM**") of Phase 1.

In the fourth quarter of 2024, the Company provided Bechtel and other major contractors with limited full notice to proceed ("**FNTP**") to de-risk the construction schedule. Declaring FNTP allowed engagement of additional contractors to advance the earthworks at an increased pace in preparation of major construction, which began in 2025.

On April 1, 2025, the Company and GM announced the FID for Phase 1 of Thacker Pass. Following FID, additional contracts were awarded and contractors mobilized to support major construction.

Major construction continued to progress at Thacker Pass. Construction milestones achieved throughout 2025 include:

- As of December 31, 2025, detailed engineering design complete achieved 93%, while procurement was 60% complete.

- As of December 31, 2025, there were approximately 950 personnel on site at Thacker Pass, including approximately 740 manual craft and 210 additional site workers. The number of personnel is expected to increase to approximately 1,800 at peak construction in 2026.

- In 2025, 1.69 million workhours were completed at Thacker Pass without a serious injury or lost-time incident and a total recordable incident frequency rate of 0.21.

- In the first half of 2025, earthworks were completed in the processing plant area in preparation for permanent concrete and steel work.

- In April 2025, shipments of steel to the fabrication yard in Winnemucca and/or construction site at Thacker Pass commenced, as well as fabrication of structural steel to be used to build the processing facilities.

- Permanent concrete placement commenced in May 2025. Foundation, rebar and concrete work continue at multiple facilities throughout the processing plant, including the filter building, the magnesium sulfate building and warehouse facilities. Permanent site entrances and roads were also completed in 2025.

- First steel installation was achieved on schedule in September 2025. Multiple facilities at the processing plant achieved structural steel installation, including the filtration building, liquid sulfur tanks and sulfuric acid towers.

- The installation of certain long lead equipment commenced in Q4 2025.

- Six worker break tents at the construction site were completed throughout 2025. Each tent seats approximately 220 workers in climate-protected environments.

- Active hydroseeding of disturbed areas across the site using native seeds was performed.

The Company continues to target mechanical completion of the Thacker Pass Phase 1 processing plant in late 2027. Following are expected development milestones for 2026:

- Over 60% of the structural steel for Thacker Pass, which is sourced from the United Arab Emirates, is safely in transit or has arrived on site at Thacker Pass or the laydown yard in Winnemucca. The Company and Bechtel are monitoring Middle East conditions with the steel supplier in an effort to prevent any impact on the fabrication and shipment of steel to Thacker Pass.

- In early January 2026, the first of nearly 100 completed pipe rack modules were delivered to site. They were fabricated offsite to reduce labor hours and facilitate enhanced safety performance. Once delivered to site, the interlocking modules (with pipe, cable trays already installed) will be placed and joined together at the processing plant. The remaining pipe rack modules are expected to be delivered to site by mid-year 2026.

- The first cable pulls on the module pipe racks are targeted to commence in spring 2026.

- Commissioning of the high voltage power line is targeted to commence in Q2 2026.

- Given the advanced level of detailed engineering, the Company is expected to begin a definitive capital estimate in the first half of 2026. Advanced levels of engineering and procurement will enable the team to estimate quantities and materials with higher confidence. Further assessment of labor availability and productivity rates is expected to occur by the fourth quarter of 2026.

- All main concrete required at site is expected to be completed in Q3 2026.

- Early commissioning of the individual plants is expected to commence in Q4 2026.

- As part of the Project, the Company is upgrading six regional substations and switching stations to enhance reliability for grid power from the local electric utility cooperative. This work is expected to be completed to energize the Project in Q4 2026.

The Company maintains an operations and business readiness ("**OBR**") team to support the transition from the engineering, procurement and construction phases of Thacker Pass through to expected commissioning, ramp up and into production and maintenance of the mining and chemical facility.

- As of December 31, 2025, the OBR team had 25 employees. Hiring additional OBR team members is expected to ramp up throughout 2026 in preparation for pre-commissioning and process commissioning in late 2026 and throughout 2027.

- Throughout 2025, the following key roles were filled: Site Operations Director, Lithium Carbonate Plant Manager, Sulfuric Acid Plant Manager, Maintenance Manager, Mine Manager Supply Chain Manager, Training Manager and Process Superintendent.

- The OBR team is currently preparing safety plans, operating procedures, multi-disciplinary training programs, emergency response training and other programs, which are being finalized and implemented.

- The OBR team also conducts factory acceptance tests of key equipment and processes, while working with these vendors to learn best practices from their customer's existing operations.

The Company anticipates achieving mechanical completion in late-2027 and full ramp-up through 2028.

Lithium Technical Development Center

The Company's Lithium Technical Development Center ("**Tech Center**") in Reno, Nevada consists of chemical laboratories and a fully integrated pilot plant-scale model of the processing plants that will be built at Thacker Pass. Since July 2022, the Tech Center has produced battery-quality lithium carbonate samples from Thacker Pass ore for potential customers and suppliers. The Tech Center has been awarded the ISO 9001:2015 Quality Management System certification, which is a globally recognized standard for quality management. Implementation of ISO 9001:2015 demonstrates the Company's commitment to quality in the development of lithium products. The Tech Center continues to operate the integrated pilot facility focusing on data to support continuous improvement, equipment design and further reducing risks associated with the transition from mechanical completion to operations.

Transloading Terminal

The Company has leased from the City of Winnemucca a parcel of land adjacent to the mainline railroad, approximately 60 miles from Thacker Pass, for the development of a transloading terminal ("**TLT**"). Access to the TLT is planned via State Route 796 and then a driveway through two parcels, one owned by the Company adjacent to State Route 796, and the other owned by the City of Winnemucca, which has granted an easement to the Company.

The TLT has been planned to provide direct access to the railroad for shipping of reagents during operations of Phases 1 through 3. Phase 4 expansion would contemplate the addition of rail to Thacker Pass. Expected benefits of direct access to the mainline railroad during operations include reduced transportation costs for reagents, such as liquid sulfur and soda ash, and minimizing Scope 3 emissions by utilizing lower carbon intensity transportation methods.

On August 5, 2024, the Company received approval for an $11.8 million grant from the U.S. Department of War to support an upgrade of local power infrastructure and to help build a transloading facility.

On October 28, 2024, the Company awarded Iron Horse Terminals ("**IHT**") the contract to design, build, own and operate the TLT. IHT will provide multiple services at the TLT site including unloading rail cars, loading trucks, coordinating rail activities, truck transportation, railcar/truck repairs and facility maintenance. The EPCM work and operation of the TLT during Phase 1 are expected to generate approximately 100 jobs during construction and approximately 50 jobs during operations. The TLT is expected to be completed in 2027. The TLT design has been advanced to approximately 20% design complete.

GM Offtake

Prior to the Separation, on January 30, 2023, Old LAC entered into a purchase agreement with GM, pursuant to which GM agreed to make a $650 million equity investment (the "**2023 Transaction**"), the proceeds of which were to be used for the construction and development of Thacker Pass. The 2023 Transaction was comprised of two tranches, a first tranche investment of $320 million ("**Tranche 1 Investment**") a second tranche investment of up to $330 million (the "**Tranche 2 Investment**"). Tranche 1 closed and the Phase 1 offtake agreement for GM to purchase up to 100% of Phase 1 production for ten years, subject to a five-year extension at GM's option and other limited extensions, plus a right of first offer on Phase 2 of Thacker Pass production, was executed on February 16, 2023 (the "**Phase 1 Offtake Agreement**"). As part of the Arrangement, the Phase 1 Offtake Agreement was assigned by Old LAC to the Company.

Concurrently with closing of the DOE Loan, the Phase 1 Offtake Agreement was extended to 20 years. As part of the JV Transaction, GM also entered into an additional 20-year offtake agreement for up to 38% of production volumes from Phase 2 of Thacker Pass and will retain its right of first offer on the remaining balance of Phase 2 volumes ("**Phase 2 Offtake Agreement**" and together with the Phase 1 Offtake Agreement, the "**Offtake Agreements**").

On October 7, 2025, in connection with the entry into the OWCA, the Company and GM agreed to amend the Phase 1 Offtake Agreement as follows: (i) the delivery dates for the "Annual Purchase Forecast" and "Annual Production Forecast" (each as defined in the Phase 1 Offtake Agreement) will be accelerated by two months; (ii) the forecast period for the first five years of Phase 1 will be extended from two years to three years, with the second and third years remaining non-binding; (iii) the JV will be required to prioritize GM's volume requirements; (iv) for the first five years of Phase 1, the JV may enter into firm volume commitments with third parties, subject to a cap based on the difference between the Annual Production Forecast and the Annual Purchase Forecast, and the cap will be 100% of the difference in the first year, 80% in the second year, and 60% in the third year; (v) GM's Annual Purchase Forecast will be capped at 20% year-over-year growth during the aforementioned period; (vi) after the first five years, (a) the forecast period will revert to two years, with the second year being non-binding and will include no cap on GM's Annual Purchase Forecast, and (b) third-party commitments will be capped at 100% of the difference between forecasts in the first year and 50% in the second year of such forecasts; and (vii) if GM relinquishes volumes in non-binding forecast periods but later demonstrates a need for those volumes and incurs higher costs as a result of third-party purchases, GM will be entitled to a "profit true-up" equal to the volume procured multiplied by the difference between the third-party pricing and the implied JV pricing.

Market Demand and Competitive Conditions

During the first half of 2025, lithium prices continued to decline, with many sell-side analysts expressing negative sentiment on pricing outlook and lithium pricing bottoming out in June 2025. The second half of 2025 saw a slight increase in sentiment leading to a much more bullish stance toward the end of the year. Varying market factors contributed to increased sentiment, including positive demand outlook from battery energy stationary storage ("**BESS**") applications, now the second largest demand driver for lithium after electric vehicles ("**EV**").

Rho Motion reported in January 2026 that full-year battery production has grown by 29% to 1.59 TWh (1,590 GWh) in 2025 versus 2024. BESS represents 19% of the global market with EV's representing 75%. BESS demand has grown 51% year-on-year, while EV demand increased by 26%. Globally EV production increased to 20,657,000 units in 2025 (increase of 20% year-on-year), with relatively flat annual production in the US, France and Sweden.

Benchmark Minerals Intelligence is forecasting a lithium deficit could occur as early as 2026 under higher-demand outcomes. SC Insights is forecasting an increase in BESS market share from 20% in 2025 to 27% in 2035. EV adoption continues to grow globally. Benchmark Minerals Intelligence reported a 20% year-over-year increase in global EV sales for the year ended 2025, and forecasts in the long-term, global EV penetration to grow from 22% in Q4 2025 to 70% by 2040.

During 2025, critical minerals and the lithium industry experienced increased participation from governments to increase their national security. This includes the Company's OWCA in October 2025 when the DOE amended the DOE Loan to defer principal repayments and received warrants. Upon exercise of the LAC Warrant and JV Warrant (assuming conversion as of January 30, 2026), the DOE would become a 5% equity shareholder of the Company and 5% non-voting JV Partner.

Thacker Pass is expected to complete mechanical construction in late 2027. Once in commercial production, Phase 1 of Thacker Pass is expected to substantially increase U.S. domestic production of lithium to help the U.S. reduce dependence on foreign countries for supply. With a strategic investment, joint venture partnership and long-term offtake agreement with General Motors, production from Thacker Pass Phase 1 is estimated to support lithium needs for up to 800,000 EV's annually (assuming lithium carbonate equivalent ("**LCE**") intensity of 850 tonnes ("**t**") of LCE per GWh.

Resources Material to the Company's Business

Raw Materials

All of the raw materials that the Company requires to carry on its business are available through normal supply or business contracting channels. The following raw materials, also known as reagents, are required for processing the ore from Thacker Pass into battery-grade lithium carbonate. As Thacker Pass is in the construction stage, the Company is currently working on securing suppliers for these reagents for the production stage. Following is the name and description of each reagent and its purpose.

Reagent Name	Description	Purpose
Sulfur	A readily available by-product of the oil and gas industry	Sulfuric acid for leaching
Limestone	A sedimentary rock mainly composed of calcium carbonate	Neutralizing agent
Quicklime	A common alkaline substance produced by heating or calcining limestone	Magnesium precipitation
Sodium Hydroxide	Also known as caustic soda or lye, a strong base	Off-gas scrubbing and ion exchange purification

Reagent Name	Description	Purpose
Soda Ash	Sodium carbonate produced from naturally occurring trona	Lithium carbonate production and calcium precipitation
Flocculant	Chemical that facilitates the aggregation of particles	Thickening and settling
Carbon Dioxide	A colorless, odorless gas used in the carbonated beverage industry	Lithium carbonate purification
Ferric Sulfate	A chemical compound used in water treatment processes	Calcium precipitation
Hydrochloric Acid	A strong acid solution	Ion exchange purification

The Company's Vendor Code of Conduct requires the Company and its vendors and suppliers to avoid sourcing minerals from conflict affected and high-risk areas where there are heightened concerns that proceeds from minerals could be used to contribute to armed conflict or human rights abuses. These minerals may include certain tin, tungsten, tantalum, gold, mica and cobalt that is extracted or processed in certain other countries and contribute to armed conflict in the Democratic Republic of Congo and its adjoining countries. The Company's goal is to source the majority of reagents from continental North America or domestic U.S. suppliers to limit carbon emissions and reduce transportation costs to benefit operating costs.

Patents

The Company owns U.S. Patent No. 12,188,107 B2, Mexican Patent No. MX2021011625A and Chilean Patent No. 71,260, which relate to the economic concentration and extraction of lithium chemicals from sedimentary resources. The Company also has pending applications in the United States, Canada, China and Europe, including applications relating to the processing of lithium clays and cost-effective separation of magnesium from lithium in sulfate brines as a benign material.

Government Contracts

On October 28, 2024, the Company's subsidiary LN and DOE executed the DOE Loan for a construction facility with maximum borrowing of $1.97 billion plus up to $289.6 million of capitalized interest to fund eligible construction costs of Thacker Pass over the period from the first advance through no later than November 30, 2028. The DOE Loan originally had a 24-year maturity with interest rates fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates without any additional credit spread.

The DOE Loan agreement was amended on December 20, 2024 to accommodate the formation of Lithium Nevada Ventures LLC, a JV with GM, owning 100% of the interests in LN, which owns Thacker Pass.

The DOE Loan is funded by the Federal Financing Bank ("**FFB**") pursuant to a Note Purchase Agreement signed simultaneously with the DOE Loan (the "**FFB Note Purchase Agreement**"). The DOE Loan and FFB Note Purchase Agreement are a firm contractual obligation of the DOE and FFB and cannot be unilaterally terminated by either the DOE or FFB except in the limited circumstances customary to this type of financing and outlined in the DOE Loan and FFB Note Purchase Agreement. Refer to Exhibit [10.18] for the FFB Note Purchase Agreement, dated October 28, 2024.

On October 7, 2025, the Company and the DOE entered into an OWCA for certain amendments to the Company's DOE Loan. As part of the OWCA:

- The DOE Loan expected total loan amount decreased to $2.23 billion due to estimated capitalized interest during construction decreasing to $256 million, while the DOE Loan principal remained the same at $1.97 billion. The interest rate that will be applied to amounts drawn under the DOE Loan remains unchanged at the applicable long-dated U.S. Treasury rate from the date of each draw with 0% spread. The DOE Loan tenor is approximately 23 years from date of first draw on the DOE Loan.

- The DOE has agreed to defer $184 million of scheduled debt service obligations under the DOE Loan which were to occur in the first five years of loan repayment, with the total deferred balance reallocated across the remaining payment periods to maturity.

- The Company agreed to issue to the DOE the LAC Warrant and the JV Warrant subject to customary conditions to be finalized through definitive documents and corporate approvals.

- The Company is to contribute an additional $120 million to DOE Loan reserve accounts, to be funded within 12 months of the OWCA.

The Company received its first advance on the DOE Loan of $435 million on October 20, 2025 and its second advance on the DOE Loan of $432 million on February 24, 2026.

On January 30, 2026 (the "**Issuance Date**"), as required under the OWCA:

- The Company issued to the DOE the LAC Warrant. The LAC Warrant is to purchase up to 18,268,687 Common Shares, which is equal to 5% of the Company's outstanding total shares as of the Issuance Date, with an exercise price of $0.01 per share, exercisable for ten years from the Issuance Date, subject to customary anti-dilution adjustments and other terms set forth in the LAC Warrant.

- The JV issued to the DOE the JV Warrant providing for, among other things, the right to purchase 8,656,509,695 Non-Voting Units, which is equal to a 5% economic interest in the JV as of the Issuance Date, at an exercise price of $0.0001 per Non-Voting Unit, exercisable for ten years from the Issuance Date, subject to customary anti-dilution adjustments and other terms set forth in the JV Warrant.

On the Issuance Date, the JV, the Company, B.C. Corp., the LAC JV Member, GM and the DOE, entered into a Put, Call and Exchange Agreement (the "**Put, Call and Exchange Agreement**"). Under the Put, Call and Exchange Agreement, the DOE has a put right (the "**DOE Put**") to require GM to elect to either (i) purchase, or cause the JV to purchase, the JV Warrant and any Non-Voting Units issued upon conversion thereof, as applicable (a "**JV Warrant Sale**"), or (ii) subject to applicable exchange approvals and compliance with securities laws, cause the JV Warrant and any Non-Voting Units issued upon conversion thereof, as applicable, to be exchanged for a warrant to purchase a number of the Company's Common Shares (a "**JV Warrant Exchange**") that would result in the DOE holding a percentage of the total issued and outstanding Common Shares equal to the then applicable Warrant Conversion Rate (as defined below). Additionally, the exercise (including any automatic exercise) of the LAC Warrant shall be deemed to be delivery of a put notice pursuant to the Put, Call and Exchange Agreement. The sale price for a JV Warrant Sale will be mutually determined in good faith by GM and the DOE. If GM and the DOE cannot agree on the sale price for a JV Warrant Sale within 60 days of delivery of the put notice or if the JV Warrant Sale is not completed within 90 days of the delivery of the put notice, the parties will cause a JV Warrant Exchange to occur. The "**Warrants Conversion Rate**" will be, as of the time of determination, the product of (i) 100 multiplied by (ii) the quotient obtained by dividing (A) the number of fully diluted Non-Voting Units in the JV held by the DOE by (B) the number of outstanding units in JV held by the LAC JV Member plus the number of fully diluted Non-Voting Units in the JV held by the DOE. The number of outstanding units in the JV held by the LAC JV Member is subject to adjustment in connection with (i) the funding of any incremental capital contribution to the JV or (ii) the transfer by the LAC JV Member of any units in the JV, in each case in accordance with the Amended and Restated Limited Liability Company Agreement of the JV.

In addition, from and after the earlier of the Scheduled Substantial Completion Date and the Substantial Completion Date of Thacker Pass (as such dates are defined in the Loan Arrangement Reimbursement Agreement), GM has a call right (the "**GM Call**") to elect to effect, or cause the JV to effect, a JV Warrant Sale if a price can be agreed upon between GM and the DOE within 60 days of the delivery of the call notice. If GM and the DOE cannot agree on the sale price within 60 days of delivery of the call notice or if the JV Warrant Sale is not completed within 90 days of the delivery of the call notice, the parties will cause a JV Warrant Exchange to occur.

On the Issuance Date, as required under the OWCA, the Amended and Restated Limited Liability Company Agreement of the JV was amended and restated to, among other things, set forth the rights, preferences and privileges of the Non-Voting Units (the "**Second A&R LLCA**"). The Second A&R LLCA requires all capital contributions (with certain specified exceptions) to be made at fair market value, including those required by the DOE Loan.

Periodic repayments of principal and interest commence January 20, 2029. The DOE Loan has a maturity date of July 20, 2048. The Company may prepay the loan at any time, subject to certain conditions, by paying principal plus accrued interest on outstanding advances.

Seasonality

Thacker Pass could be affected by seasonal factors affecting the business including but not limited to the availability of power resources and considerations relating to wildlife sensitivity, which could be influenced by seasonal variability due to stresses on those resources. The lithium chemicals business is also subject to commercial business cycles and commodity price cycles. If the global economy stalls and commodity prices decline, a continuing period of lower prices could significantly affect the economic potential of the Company's properties and result in it deciding to cease work on, or drop its interest in, its properties.

Government Regulations

The Company's exploration and future development activities are subject to various national, state, provincial and local laws and regulations in the U.S. and Canada, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

Mining and exploration activities at Thacker Pass are subject to various laws and regulations relating to the protection of the environment, which are discussed in *Part I – Item 1A: Risk Factors* in this Form 10-K. Although the Company intends to comply with all existing environmental and mining laws and regulations, no assurance can be given that the Company will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of its properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on the Company's business and cause increases in exploration expenses or require delays or abandonment in the development of mining properties. In addition, the Company is required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on the Company's business.

For a more detailed discussion of the various government laws and regulations in the U.S. applicable to the Company's operations and the potential negative effects of such laws and regulations, see *Part I – Item 1A: Risk Factors* in this Form 10-K.

Regulatory and Permitting

Thacker Pass is located on public lands administered by the U.S. Department of the Interior, Bureau of Land Management ("**BLM**"). Construction of Thacker Pass requires permits and approvals from various Federal, State and local government agencies. Thacker Pass is being considered in five phases, lasting 85 years.

All major federal, state and local permits and authorizations to commence Phase 1 operations have been achieved and there are no identified issues that would prevent the Company from achieving all permits and authorizations for Phase 1 and 2 of Thacker Pass, or that may affect access, title, or the right or ability to perform work on the property. In addition to the BLM-approved Plan of Operations, the Nevada Division of Environmental Protection ("**NDEP**") has issued a Water Pollution Control Permit ("**WPCP**") and Class II Air Quality Operating Permit ("**AQOP**"). Over time, state permits are expected to be amended to accommodate later-stage or modified Phase 1-2 activities, including air-quality permit updates relating to the Phase 2 plant and authorization under the WPCP to mine below the water table. Such permitting would be addressed with regulators well ahead of time to mitigate risk of mine-plan disruption.

Additional analysis would be needed to determine any potential Federal, State or local regulatory or permitting issues for Phases 3 through 5 of Thacker Pass. Future expansions are being planned as follows: Phase 2 – four years after completion of Phase 1; Phase 3 – four years after completion of Phase 2; and Phase 4 and 5 – four years after completion of Phase 3.

The Company commenced construction at Thacker Pass for Phase 1 on February 28, 2023, following receipt of a notice to proceed from the BLM.

The most recent modified mine reclamation permit (the "**Reclamation Permit**") was issued by the Nevada Division of Environmental Protection-Bureau of Mining, Regulation and Reclamation ("**NDEP-BMRR**") in Q4 2024. The BLM requires the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining activities conclude. In December 2024, the State of Nevada and BLM determined that financial assurance for full construction of Phase 1 would be $73 million, and the Project subsequently submitted a third-party reclamation bond in that amount to BLM in February 2025. Final approval was received in March 2025.

In 2025, there were no material environmental-related matters (e.g. spills, contaminations, etc.) at Thacker Pass.

Permitting History

From 2008 to 2023, the Company performed extensive exploration activities at the Thacker Pass site under existing approved agency permits. LAC has all necessary federal and state permits and approvals to conduct mineral exploration activities within active target areas of the Thacker Pass site. Thacker Pass is approved by the BLM and NDEP-BMRR to conduct mineral exploration and construction activities at Thacker Pass in accordance with BLM Permit Nos. NVN98582 and NVN98586, and State permit 0415. Reclamation obligations are administered jointly by the BLM and the State of Nevada.

In Q3 2018, the Company submitted a conceptual Mine Plan of Operations ("**MPO**").

In Q3 2019, the Company submitted a proposed MPO and Reclamation Plan Permit Application, which the BLM deemed technically complete.

In Q1 2020, the BLM published a notice of intent to prepare an Environmental Impact Statement ("**EIS**") in the Federal Register.

In January 2021, the BLM Record of Decision ("**ROD**") authorizing the Project was issued following the BLM's National Environmental Policy Act of 1969 ("**NEPA**") review process for Thacker Pass, which included the BLM's preparation of an EIS. The approved MPO contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (estimating approximately 66,000 short tons per annum of lithium carbonate equivalent). Legal appeals of the BLM decision that were brought in Federal court challenging aspects of the NEPA analysis and cultural review were dismissed by the Federal District Court. The Ninth Circuit Court of Appeals affirmed the Federal District Court's decision.

Separately, another lawsuit was filed in U.S. District Court in February 2023 by the Reno Sparks Indian Colony, the Burns Paiute Tribe and the Summit Lake Paiute Tribe, concerning among other things, adequacy of consultation by the BLM for the issuance of the ROD. In March 2023, the U.S. District Court denied the plaintiffs' requests for a temporary restraining order and preliminary injunction. On November 11, 2023, the Federal District Court dismissed all claims. After the plaintiffs did not seek to amend their complaint, the court issued a final order and judgment dismissing the case in December 2023 and that decision was not appealed.

In 2021, the BLM approved a reclamation cost estimate for the Thacker Pass plan of operations of $47.6 million. In February 2023, financial assurance in the amount of $13.7 million for the initial work plan was placed with the agency prior to initiating construction. The NDEP-BMRR approved the Plan of Operations and Reclamation Plan ("**PoO**") with the issuance of a draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR then issued the final Reclamation Permit 0415. In December 2024, the State and BLM determined that financial assurance for full construction of Phase 1 would be $73 million, and the Project subsequently submitted a third-party reclamation bond in that amount to BLM in February 2025. Final approval was received in March 2025.

In February 2022, NDEP issued the final key state-level permits for Thacker Pass including the WPCP, the Reclamation Permit and the AQOP. The State approved minor modifications to the WPCP in January 2024 and September 2024, and modifications to the AQOP in June 2024 and January 2026. Additional permit modifications to reflect design updates are currently pending, and modifications to conform to any other design updates may be pursued as warranted.

In February 2023, the Company's application with the State of Nevada Division of Water Resources for the transfer of certain water rights for Phase 1 of Thacker Pass was approved by the State Engineer. The State Engineer's Office issued the final water rights permits on June 30, 2023 and July 3, 2023, authorizing the Company to use its water production wells. In March 2023, the State Engineer's decision was appealed in state court by a local ranching company. On July 30, 2025, the Company finalized a settlement agreement relating to the protest involving the Project-related water rights, and related judicial appeals were subsequently dismissed. In connection with the closing of the settlement, the State Engineer confirmed that the Company's water rights were in full force and effect. There are no current adversarial matters involving the Company or its regulatory authorizations.

On June 25, 2024, the BLM approved a modification to the PoO, which included an updated facility layout and the addition of the countercurrent decantation circuits. A modified Reclamation Permit was issued by NDEP-BMRR in Q4 2024. The BLM requires the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes. The reclamation bond was submitted in February 2025 and approved by the BLM in March 2025.

Environmental Stewardship

The Company is committed to safely and sustainably developing Thacker Pass and limiting the Project's adverse environmental impact. The Company's 2024 ESG-Safety Report is available on the Company's website at www.lithiumamericas.com.

Social Responsibility

The Company continues to work collaboratively with the Fort McDermitt Paiute and Shoshone Tribe (the "**Tribe**") and communities closest to Thacker Pass to increase transparency around project developments, and to identify and address various impacts from the Project.

Community Benefits Agreement with Fort McDermitt Tribe

Building on several years of engagement, job training and relationship building, in October 2022, a Community Benefits Agreement ("**CBA**") was signed with the Tribe. The CBA establishes a framework for continued collaboration and to help define long-term benefits for the Tribe.

In November 2025, the Tribe and LAC signed an amended and restated CBA (the "**New CBA**"), which reflects changes requested by the Tribe. The New CBA provides additional resources for training and workforce development as well as providing more flexibility to the Tribe to apply a $5 million infrastructure development contribution to be made by LAC as required by the original CBA. It improves the framework for continued collaboration and provides administrative support for various Tribal positions including the Tribal Historic Preservation Office and Tribal Employment Rights Office.

Skills Training and Job Opportunities

The Company is committed to hiring locally where possible and has been working with Great Basin College to develop and offer a workforce development training program for local communities and the Tribe.

The Company continues to work closely with Great Basin College to develop customized workforce development training specific to Thacker Pass. Curriculum for process operator was completed in December 2025 and the inaugural training session is scheduled for mid-January 2026. In addition, emergency response as well as leadership trainings are being evaluated.

Throughout 2025, the Company attended local and regional job fairs to share with attendees' job and skills training opportunities at Thacker Pass.

Community Engagement

The communities of Orovada and Kings Valley are the closest communities to Thacker Pass, located approximately 18 and 5 miles from the site, respectively. The Company has met regularly with local community members for the purpose of identifying community concerns and developing ways to address them. As construction activities began, the Company increased its community outreach through open houses, one-on-one meetings and tours of Thacker Pass site, the Workforce Hub ("**WFH**") site and the Tech Center.

In 2024, the Company collaborated with the Humboldt County School District and the BLM to finalize the conceptual design and location of a new K-8 school. In August 2025, an architectural firm and the final architectural plans for the new school were officially unveiled at a groundbreaking ceremony. In December 2025, LAC contracted with the Community Foundation of Northern Nevada to manage the project moving forward. In December 2025, LAC agreed to make a $14 million contribution towards funding the construction of the new school. Detailed construction plans and specifications are anticipated in early 2026, allowing construction contractors to begin physical building by mid-2026. The school is expected to welcome its first students in time for the 2027-2028 school year, providing a modern, secure learning environment that supports both exceptional teaching and student success.

Human Capital

The Company's vision is to be North America's leading lithium producer to enable cleaner energy sources, and the Company's purpose is to safely and sustainability produce lithium from Thacker Pass to enable North America to reduce dependence on foreign critical minerals and drive value for its stakeholders. The Company's values to

Act with Integrity, Be Responsible and Act with Care, Commitment to Excellence and *Drive Innovation and Be a Collaborative Partner* guide employee's work and interactions, as well as build company culture.



OUR PURPOSE

To safely and sustainably produce lithium from Thacker Pass to enable North America to reduce dependence on foreign critical minerals and drive value for our stakeholders

OUR VISION

To be North America's leading lithium producer to enable cleaner energy sources

OUR VALUES

Act with Integrity
We value honesty, transparency and trust. We do the right thing and act as owners to deliver on our commitments.

Be Responsible and Act with Care
We put our people first, prioritizing their safety, health and wellbeing. We care for our local communities by advancing shared priorities. We are responsible stewards of the environment.

Commit to Excellence and Drive Innovation
We are driven by our people, empowering and challenging them to deliver excellence. We seek innovative and continuous improvement opportunities to create sustainable value.

Be a Collaborative Partner
We respect each other and work together to produce positive results. We embrace and celebrate diversity of thought and experience. We partner with our stakeholders to support our common goals.

Employees

As of December 31, 2025, Lithium Americas had 94 full-time employees across the Company, in the Vancouver, Reno and Winnemucca offices or remotely from their home offices.

Talent Attraction and Retention

The Company's aim is to attract, develop and retain the most talented people with diverse backgrounds, beliefs and perspectives to enhance innovation, creativity and employee engagement. The Company is actively recruiting talent and committed to promoting from within where possible to build and develop teams that drive the long-term success of the Company's business. There will be many new employment opportunities, as well as career advancement opportunities for existing employees as the Company continues advancing through construction toward operations and, eventually, into a producer.

The Company is committed to offering competitive wages, benefits and compensation to attract and retain skilled employees; partnering with local academic institutions, businesses and other organizations to design and offer workforce training opportunities to build a pool of local skilled candidates with diverse backgrounds; maintaining two-way communication and encourage a culture where employees' voices are heard and respected; conducting annual and semiannual performance reviews to support employee development and providing financial assistance towards continuing education expenses for employees.

The Company is committed to hiring locally wherever possible to magnify the benefits of its operations. In 2025, 61% of new hires at the Company's Winnemucca or Reno offices to support Thacker Pass were local to Nevada.

Project Labor Agreement

In 2023, together with its EPCM contractor, Bechtel, the Company entered into a National Construction Agreement (Project Labor Agreement) ("**PLA**") with North America's Building Trades Unions ("**NABTU**") for construction of Thacker Pass Phase 1, expected to create approximately 2,000 jobs, including 1,800 skilled labor contractors. The PLA creates new jobs for NABTU members as well as substantially de-risks skilled labor availability during construction. Commencement of hiring and ramp up of construction workers will align with the construction schedule. The first craft professionals started in February 2025 and as of December 31, 2025, there were approximately 950 workers at Thacker Pass.

Additional jobs during construction and operations will be created through ancillary and support services, such as transportation, maintenance and supplies.

Workforce Hub

The WFH is a temporary full-service housing facility for construction craft professionals located in the nearby City of Winnemucca. Throughout 2025, development of the WFH continued and the first residents were received in

September 2025. Occupancy at the WFH is expected to align with hiring and ramp-up of construction workers. At December 31, 2025, there were over 500 residents at the WFH.

Target Hospitality Corp. ("**Target**"), one of North America's largest providers of vertically integrated modular accommodations and value-added hospitality services in the U.S. is contracted to operate the WFH. Target's workers also reside at the WFH.

Health and Safety

Health and safety ("**H&S**") excellence is one of the Company's core principles and essential to its business. The Company takes a proactive approach to safety and seeks to prevent, limit and manage H&S risks for its employees, contractors and the communities where it operates. The Company's goal is zero harm. In 2025, 1.69 million workhours were completed at Thacker Pass without a serious injury or lost-time incident.

H&S training is also an integral part of the Company's safety program. LAC uses H&S training opportunities to build its safety culture by reinforcing safety philosophies, policies and procedures. The Company has implemented SafeStart, one of the world's most successful, advanced safety awareness and skills development programs. This is a behavior-based program that teaches employees safe working habits and corrects unsafe behavior. The training also reinforces team building and improves employee communication through safety awareness. In 2025, the Company completed approximately 360 hours of employee H&S training.

Refer to *Part I – Item 4: Mine Safety Disclosures* for more information.

Available Information

The Company's website address is www.lithiumamericas.com. In addition to the information about the Company in this 2025 Form 10-K, information about Lithium Americas can be found on its website including information on corporate governance principles and practices. LAC's Investors Relations website at https://lithiumamericas.com/investor/ contains a significant amount of information about the Company, including financial and other information for investors. The Company encourages its investors to visit its website, as the Company frequently updates and posts new information about Lithium Americas thereon, and it is possible that this information could be deemed to be material information. The Company's website and information included in or linked to its website, including the 2024 ESG-Safety Report, are not incorporated by reference into this 2025 Form 10-K.

The U.S. Securities and Exchange Commission ("**SEC**") maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found free of charge on the Company's website (https://www.lithiumamericas.com/). Meanwhile, the Canadian Securities Administrators maintain a website (www.sedarplus.ca) that contains public disclosure documents electronically filed by the Company in connection with its Canadian reporting issuer status.

For additional information regarding the history and development of the Company, refer to *Part II – Item 7: Management's Discussion and Analysis of the Company* for the year ended December 31, 2025 in this Form 10-K.

Item 1A: Risk Factors

The following are risk factors that the Company's management believes are applicable to its business and the industry in which it operates. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial. If any of the events, risks or uncertainties described below actually occur, it or they may have a material adverse effect on the Company's business, financial condition, operating results, or future prospects (including with respect to the price of the Company's Common Shares). These risk factors are not necessarily presented in the order of importance or probability of occurrence.

Commercial viability of Thacker Pass depends on numerous uncontrollable factors, including, permitting, financing and delays, that could negatively affect business and financial conditions

The Company's business strategy depends in substantial part on developing Thacker Pass into a commercially viable mine and chemical manufacturing facility. Whether a mineral deposit will be commercially viable depends on numerous factors, including but not limited to: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

There are many factors that could impact the development of Thacker Pass, including permitting, terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and regulatory changes, among other factors. Thacker Pass is also subject to the development and operational risks described elsewhere in this Form 10-K. Accordingly, there can be no assurance that the Company will complete development of Thacker Pass as currently contemplated, or at all. If the Company is unable to complete the development of Thacker Pass into a commercial operating mine, its business and financial condition would be materially adversely affected.

The Company's ability to continue to draw on the DOE Loan is contingent on meeting specific conditions and covenants, and failure to do so could lead to loan termination or other significant adverse effects

On October 7, 2025, the Company entered into an OWCA by and among Lithium Nevada LLC (the "**Borrower**"), 1339480 B.C. Ltd. (the "**B.C. Corp**"), LAC US Corp. (the "**LAC JV Member**"), Lithium Nevada Venture (the "**LAC-GM Joint Venture**"), Lithium Nevada Projects LLC (the "**Direct Parent**"), Citibank, N.A. (the "**Collateral Agent**") and the DOE, which became effective October 10, 2025. The OWCA provides for specified waivers, consents and amendments among the parties and, upon effectiveness, resulted in the satisfaction of all conditions to the first advance request under the DOE Loan being satisfied. The Company received its first advance of $435 million under the DOE Loan on October 20, 2025 and its second advance of $432 million on February 24, 2026.

The Company's ability to continue to draw down on the DOE Loan and to utilize such funds towards the construction and development of Phase 1 of Thacker Pass is dependent on the satisfaction of the set of conditions set out in the DOE Loan documents customary for financings of a similar nature by the U.S. Government or other public lending institutions. There can be no assurance as to the satisfaction of these conditions.

The DOE Loan agreement also includes representations, warranties and covenants of the Company customary for financings of a similar nature by the U.S. Government or other public lending institutions, including relating to repayment obligations. The failure of the Company to comply with or satisfy any or all of the conditions and requirements or to remain in compliance with the covenant regime under the DOE Loan could result in a reduction of the size of the DOE Loan made available to the Company and/or an event of default under the DOE Loan, which could result in the termination of the DOE Loan and/or cause any amounts outstanding under the DOE Loan to become immediately due and payable, any of which would have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The terms of the DOE Loan agreement also contain a number of significant restrictions and covenants that limit the Company's ability under the DOE Loan agreement to, among other things: operate business outside of the ordinary course and enter into certain material contracts relating to Thacker Pass without the prior consent of the DOE; incur liens and indebtedness or provide guarantees in respect of obligations of any other person; make loans and other investments and certain capital expenditures; issue equity securities for the Company's subsidiaries; engage in mergers, consolidations and asset dispositions; and engage in affiliate transactions.

If the Company were to default on the aforementioned restrictive covenants for any reason, its business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, complying with these covenants may also cause the Company to take actions that are not favorable to securityholders and may make it more difficult to successfully execute the Company's business strategy and compete against companies who are not subject to such restrictions.

The Company's ability to maintain and amend permits is uncertain and subject to regulatory, administrative, and litigation challenges, which could delay development timelines

Although the Company has obtained all key environmental permits for Thacker Pass for construction, there can be no certainty that current permits will be maintained, any permitting changes (such as changes to the mine plan or increases to planned capacity) will be approved, or additional local, state or federal permits or approvals required to carry out development and production at Thacker Pass will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

Moreover, future phases of Thacker Pass will likely require additional environmental analysis and permit approvals by state and federal agencies, including BLM. Such environmental analysis would likely require the preparation of supplemental NEPA analysis and other required consultations with various federal and state agencies, such as the United States Fish and Wildlife Service and the State of Nevada Department of Wildlife. Future phases of Thacker Pass would also require the submission of new or supplemental mine plans. There is no guarantee that the Company will obtain the necessary permits required or that any such approval of permits will not be delayed.

In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative processes, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. In the U.S., changes in the presidential administration may result in the suspension, revocation, or modification of certain regulations that the Company is subject to, thereby creating additional uncertainty. For example, there have been several recent developments regarding the NEPA regulatory regime. Following an Executive Order of President Trump, the White House Council on Environmental Quality ("CEQ") released an interim final rule rescinding its regulations implementing NEPA. Federal agencies have begun the process of preparing their own new or updated NEPA-implementing rules or guidelines, with the first batch of updates released in July 2025. In May 2025, the Supreme Court issued an opinion in Seven County Infrastructure Coalition v. Eagle County emphasizing the "substantial judicial deference" that courts must grant agencies when considering NEPA challenges. In September 2025, the CEQ issued new guidance to federal agencies implementing NEPA and encouraging them to limit their NEPA reviews, rely more heavily on sponsor-prepared documents, and streamline the NEPA process. A future administration may similarly implement changes in how agencies comply with NEPA, which may result in permitting delays and additional uncertainty, as the process for agencies to update their NEPA regulations may be time-intensive, result in additional changes to the process that the Company does not anticipate, and result in increased litigation. Such issues as these could impact the expected development timelines of Thacker Pass and consequently have a material adverse effect on the Company's prospects and business.

Actual capital costs, schedules, production levels, operating costs, economic returns, and other estimates may differ from expectations which could which could materially and adversely affect cash flows, profitability, and increase funding requirements

Feasibility reports, this Form 10-K, and other mining studies, including the Reports, contain exploration, development and operations estimates relating to future capital costs, schedules, production levels, operating costs, and economic returns. These estimates are inherently uncertain and depend on numerous assumptions, including the accuracy of mineral reserve and resource estimates; assumptions regarding ore grades, ore quality and recovery rates; metallurgical characteristics; ground and physical conditions; construction and operating performance; the estimated rates and costs of mining, processing and chemical plant operations; and changes that impact the financial model considered following the effective date of the Reports. The Company expects to start a definitive capital cost estimate in the first half of 2026.

Actual capital costs, schedules, production levels, operating costs, and economic returns may vary significantly from current assumptions and estimates due to factors such as the availability of labor, equipment, materials and other resources; inflationary pressure from higher energy and transportation costs, supply chain shortages, including as a result of conflicts in the Middle East and other international events; labor costs and productivity; labor shortages or strikes; construction and operating difficulties; cost overruns; revisions to construction or operating plans; lower than expected realized lithium prices; risks and hazards associated with construction, mineral production and chemical plant operations; natural events such as floods, fires, droughts or water shortages; and broader macroeconomic factors, including tariffs, interest rates and currency exchange rates. Many of these factors are beyond the Company's control.

Although the Company currently expects that funding from the DOE Loan, and existing cash and cash equivalents will fully fund the remaining capital expenditures for Phase 1 of Thacker Pass and related working capital needs through expected initial production, these estimates may prove inaccurate. As a result of the foregoing uncertainties or other unforeseen factors, additional capital or working capital may be required to complete Phase 1 or sustain operations. Any material deviations from estimated capital or operating costs, schedules, production levels, ore grades, recovery rates or economic assumptions could have a material adverse effect on the Company's business, financial condition, cash flows, results of operations, profitability, prospects and its ability to service indebtedness.

The Company's lack of history of completing mining and chemical processing projects or conducting such operations makes it difficult to evaluate its prospects, increasing the uncertainty of its future success

The Company has no prior history of completing the development of a mining or chemical processing project or conducting such operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management and employees have mining development, chemical industry and operational experience, the Company does not have vast experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company's prospects, and the Company's future success is more uncertain than if it had a proven history.

Inherent risks in establishing new mining and chemical processing operations, including unexpected costs, problems and delays, could impact the profitability of operations at Thacker Pass

The Company is and will continue to be subject to all risks inherent with establishing new mining and chemical processing operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labor and mining equipment and supplies; the need to obtain and maintain necessary environmental and other governmental approvals, licenses and permits, and the timing of their issuance; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including the imposition of tariffs by the Trump administration, that could lead to changes in the costs of fuel, power, labor, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and start-up of mining and processing operations. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at Thacker Pass and any other mineral properties the Company advances or acquires in the future.

The Company's U.S. operations, coupled with its domicile in British Columbia, and the evolving political landscape, including increased geopolitical tensions and industrial policies, could impact its ability to fund the project

The Company's business is international in scope, with its incorporating jurisdiction and head office located in Canada and its flagship asset, Thacker Pass located in the United States. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company operates, or towards such political jurisdictions, may adversely affect the Company's operations or profitability and may affect the Company's ability to fund its ongoing development expenditures at Thacker Pass. These political changes could also have a substantive impact on the Company that may prevent or restrict the development of Thacker Pass, including the financial results therefrom, regardless of the economic viability of Thacker Pass.

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States and Canada. This reflects lithium's critical role as an input for batteries used in electric vehicles and energy storage systems, combined with global supply constraints and geopolitical tensions affecting lithium production. Political involvement appears to be evolving into a form of industrial policy by governments, including in Canada and the United States, to encourage the development of domestic supply through tax incentives and low-interest loans to domestic and other politically aligned actors, as well as by those governments undertaking steps to discourage the involvement of participants from non-politically aligned countries such as by tariffs and restrictions on ownership, influence and investment. These factors are of particular relevance to the Company, with its Canadian incorporation, U.S.-based Thacker Pass and predominant connection to Canada and the United States through its stock exchange listings, shareholder base and board and management composition. This evolving industrial policy may benefit the Company through the prospect of tax incentives and project financing. For example, on January 20, 2025, President Trump signed a sweeping energy-related Executive Order which directed various heads of agencies to identify and revise or rescind any actions imposing undue burdens on domestic mining and processing of non-fuel minerals. Various agencies have since taken action to rescind or otherwise modify existing regulatory requirements. However, the Company cannot predict what impacts this order or any subsequent regulatory actions may have on its operations, and there remains potential for delays in state approvals, permits and licenses notwithstanding these actions. Moreover, notwithstanding such changes, there is the continued risk that policy approaches may shift over time, reducing or eliminating access to such benefits in the future. Increased government involvement may also present limitations on the extent to which the Company may undertake business operations with non-politically aligned parties, including limitations on ownership. The Company has and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates. At this time, the Company cannot predict if any of these steps will result in a substantive adverse change to its business or operations, or the intended geographic focus of its business.

There is also currently significant uncertainty about the future relationship between the United States and various other countries, including changes arising as a result of the current administration, with respect to trade policies, treaties, tariffs, taxes and other limitations on cross-border operations. Changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements could have an adverse effect on the Company's business, prospects, financial condition and operating results, the extent of which cannot be predicted with certainty at this time.

Changes in government laws and regulations, including those related to taxation, environmental compliance and permitting, may affect development and operations

Changes to government laws and regulations may affect the development of Thacker Pass. Such changes could include laws relating to taxation, royalties, restrictions on production, export controls, tariffs, environmental, biodiversity and ecological compliance, mine development and operations, labor, mine safety, permitting and numerous other aspects of the Company's business. For example, President Trump in a suite of Executive Orders, has directed the pause, modification or revocation of various previous Executive Orders and regulations that directly and indirectly affect the development of Thacker Pass; federal agencies subsequently revised their approach to complying with environmental reviews and federal agencies have taken steps to eliminate an electric vehicle "mandate" which may adversely affect demand for lithium.

The Company's business and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. Although the Supreme Court recently invalidated the tariffs imposed by the administration under the International Emergency Economic Powers Act ("**IEEPA**"), certain tariff rates and obligations established through trade agreements that were negotiated during active IEEPA tariffs remain in effect, and the administration announced additional tariffs pursuant to the Trade Act of 1974. The administration has indicated that it will continue seeking to implement tariffs through other statutory authorities as well. These actions are unprecedented and have caused substantial uncertainty and volatility in financial markets, including uncertainty about the availability of refunds for prior tariffs and the imposition of new tariffs to replace those imposed under IEEPA. It remains unclear to what extent, upon which countries, and upon which terms, tariffs may be levied. Because of this, uncertainty remains elevated, as the administration continues to adjust tariff structures and consider additional country specific tariffs.

The Company's business requires access to steel and other raw materials for use in the construction of Thacker Pass. Much equipment and construction material has been sourced from Canada, China, India, UAE, Turkey and the European Union, and may be subject to tariffs. The Company has been working toward limiting the effect of any potential tariffs on its construction supply chain, with approximately 75% of the total capital project cost structure related to labor, contractors and other services not expected to be directly affected by any potential tariffs. Any imposition of or increase in tariffs on imports of steel or other raw materials, as well as corresponding price increases for such materials available domestically, could increase the Company's construction costs and negatively impact the Company's ability to complete the construction of Thacker Pass on budget. Higher materials costs could also diminish the Company's ability to develop new projects at acceptable returns, particularly during times of economic uncertainty, and limit the Company's ability to pursue growth opportunities that may otherwise be available to the Company.

The imposition of further tariffs by the U.S. on a broader range of imports, or further retaliatory trade measures taken in response to additional tariffs, could increase costs in the Company's supply chain or reduce demand for the Company's or the Company's customers' products, either of which could adversely affect the Company's results of operations. To the extent any such tariffs remain in place for a sustained period of time, or in the event of a global or domestic recession resulting therefrom, the Company's customers could decide to delay currently planned growth projects or forego them entirely, each of which could result in decreased demand for the Company's products and adversely affect the Company's results of operations and financial condition.

Changes in tariffs and trade restrictions can be announced with little or no advance notice. The adoption and expansion of tariffs or other trade restrictions, increasing trade tensions, or other changes in governmental policies related to taxes, tariffs, trade agreements or policies, are difficult to predict, which makes attendant risks difficult to anticipate and mitigate. The ultimate impact of these trade measures on the Company's business operations and financial results is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope or nature of such trade measures, and the Company's ability to execute strategies to mitigate the potential negative impacts resulting therefrom. If the Company is unable to navigate further changes in U.S. or international trade policy, it could have a material adverse impact on the Company's business and results of operations.

The Company's ability to develop Thacker Pass is governed by the U.S. Mining Act and other laws, with no assurance of title or permit stability, and any contest or regulatory changes could delay development

The U.S. Mining Act and other federal and state laws govern the Company's ability to develop, mine and process the minerals on the unpatented mining claims and/or mill site claims that form Thacker Pass, which are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company's property interests, or that such title will ultimately be secured. The Company's property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that the validity of its unpatented mining claims will not be contested. A successful contest of the unpatented mining claims could result in the Company being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits for certain areas where the Company owns mineral rights, there is no assurance that the Company's rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties, resulting in delays.

Mineral resource and reserve estimates are inherently uncertain and may be inaccurate

Mineral Resources and Mineral Reserves figures disclosed or otherwise incorporated by reference in this Form 10-K are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgments used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in or otherwise incorporated by reference in this Form 10-K are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

Opposition could lead to delays or prevent the Project from proceeding, impacting development

Thacker Pass, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to the Company's mining project could result in delays to project development or business plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

The Mineral exploration and development business has inherent health and safety risks, and non-compliance with related laws could lead to penalties and civil liability

The mineral exploration, development and processing business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company's business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company's business, financial condition, results of operations and future prospects.

The novel process for producing lithium carbonate from Thacker Pass has not been demonstrated at commercial scale, posing risks of inefficiencies, unforeseen costs and delays

The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of Thacker Pass have not previously been demonstrated at commercial scale. To mitigate this risk, the Company developed the Tech Center in Reno, Nevada, an integrated process testing facility in Reno, Nevada to test the process chemistry. The Tech Center continues to operate based on the Thacker Pass flowsheet processing raw ore to final battery-quality lithium carbonate to produce product samples for potential customers and partners. The results of ongoing test work to de-risk each step of the flowsheet continue to be in line with expectations. However, there are risks that the process chemistry will not be demonstrated at scale, efficiencies of recovery and throughput capacity will not be met, or that scaled production will not be cost effective or operate as expected. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Reports, which could have a material adverse effect on the development of Thacker Pass.

Development of Thacker Pass is highly dependent on the projected demand for lithium-based products, and any failure in market growth or shifts in policies could negatively impact commercial viability

The development of lithium operations at Thacker Pass is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and stationary energy storage. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development or expansion of Thacker Pass, its potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects. Finally, policies towards promoting the use of products that rely on the lithium the Company produces may change from time to time.

The success of operations will be affected by the fluctuating market price of lithium products, and failure to meet battery-grade quality or customer specifications could reduce the prices the Company is able to realize for its products and its customer base

The ability to generate profitable operations on Thacker Pass, if and to the extent the project is developed and enters commercial operation, will be significantly affected by the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company's control. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company's projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade products. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company's products will affect the level of revenues expected to be generated by the Company, which in turn could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

In addition, the Company expects risks relating to market conditions including but not limited to potential variability in demand for lithium products and competition in the market by various producers. The strength of market demand for lithium product end-uses cannot be assured. Other developers and producers of lithium are currently active in the production and exploration of lithium resources and could impact the availability and pricing of lithium. Risks also relate to the Company's assumptions relating to the buildout of the downstream battery supply chain in North America and other countries. The development of such infrastructure may be impacted by various economic factors such as inflation, currency exchange rates, tariffs, availability of capital and financing. A lack of investment or decreased investment in the North American downstream battery supply chain could lead to adverse impacts to the Company's business, such as by affecting the prices at which the Company is able to sell its products and limiting the number of purchasers seeking to acquire lithium products.

Operational risks such as equipment failures, natural disasters, and regulatory compliance could lead to disruptions and financial impacts despite comprehensive health and safety measures

The Company's operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties and associated chemical plants, including an onsite sulfuric acid plant. The Company has implemented a comprehensive suite of health and safety measures designed to comply with government regulations and protect the health and safety of the Company's workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and operations involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, unexpected material handling problems, unexpected equipment capacity constraints, human error, labor disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, cave-ins, slope and embankment failures, landslides, earthquakes and industrial accidents, protests and other security issues, and the inability to obtain adequate machinery, equipment or labor due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on certain third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure, or problems with achieving agreements that facilitate use of this infrastructure (if any are required), without adequate replacement or alternatives may also have a material impact on the Company.

Ore grade, composition or type at Thacker Pass may be lower quality than expected, which may result in actual production levels being lower than expected.

Thacker Pass could be affected by seasonal factors affecting the business including but not limited to the availability of power resources and water supply, which could be influenced by seasonal variability due to stresses on those resources. The lithium chemicals business also is subject to commercial business cycles and commodities price cycles. If commodity prices decline, a continuing period of lower prices could significantly affect the economic potential of the Company's properties and result in the Company's decision to cease work at the property.

Negative cash flows from operations are expected until achievement of profitable production, so the Company is relying on generating profits or raising capital to meet obligations and liabilities.

The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at Thacker Pass. The Company's ability to continue as a going concern will be dependent upon its ability to generate profits from its proposed operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the years ended December 31, 2024 and December 31, 2025, and the Company is expected to continue to incur negative operating cash flows through the period of construction, commissioning and ramp-up.

Thacker Pass is the Company's sole material mining project, meaning failure to develop and operate it successfully could have a significant adverse impact on its business

The Company has only one material mining project, Thacker Pass. Unless it acquires other mineral properties or makes new discoveries for certain areas where the Company owns the mineral rights, the Company will be dependent on Thacker Pass being successfully developed and brought into production. Failure to successfully develop, bring into production and operate Thacker Pass would have a material adverse impact on the Company's business, financial condition, results of operations and prospects. Until such time as the Company acquires or develops other significant assets, the Company will continue to be dependent on the success of its activities at Thacker Pass.

Any non-compliance with stringent environmental regulations could delay or increase the costs

The Company must comply with stringent environmental regulation in the United States. Such regulations relate to many aspects of the project operations for Thacker Pass, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. Certain U.S. laws allow for third parties to petition regulators for designations that could have the potential of imposing additional mitigation or limitations at Thacker Pass or surrounding areas. The Company is aware of requests to list special status species and to designate traditional historic property in and around Thacker Pass. No assurance can be given that new environmental laws, regulations or actions will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company's development programs. Nor can any assurance be given that current environmental laws and regulations will not be modified, revoked or rescinded as a result of shifting or changing policies, including changes in presidential administrations. Such changes in environmental laws could delay and/or increase the cost of exploration and development of Thacker Pass.

Tailings are a potential environmental risk for the Company as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the location of Thacker Pass, which is in an arid, generally flat and less populated region of Nevada, and the design of the mine plans and processes to manage waste and water for Thacker Pass, many of the risks associated with tailings management are expected to be mitigated for the Project. Tailings generated at Thacker Pass will be filtered and stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures and a weather event exceeding the design criteria of water diversion and water impoundment structures will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company's planned operations and financial condition.

Increased focus on sustainability matters could lead to higher costs, reduced profits and litigation risks

Increased attention to, and societal expectations on companies to address, climate change and other environmental and social impacts, investor, regulatory and societal expectations regarding voluntary and mandatory sustainability-related disclosures may result in increased costs, reduced profits, increased investigations and litigation, negative impacts on stock price and reduced access to capital.

Moreover, while the Company may create and publish voluntary or mandatory disclosures regarding sustainability-related matters from time to time, many of the statements in those disclosures are based on expectations and assumptions or hypothetical scenarios that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions or hypothetical scenarios are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established approach to identifying, measuring and reporting on many sustainability matters. Additionally, disclosures regarding sustainability matters could result in private litigation or government investigation or enforcement action regarding the sufficiency or validity of such disclosures, result in damage to the Company's reputation, cause its investors or other stakeholders to lose confidence in the Company, or otherwise negatively impact its operations.

Furthermore, certain public statements with respect to sustainability matters, such as emissions reduction goals, other environmental targets, or other commitments addressing certain social or governance issues, are becoming increasingly subject to heightened scrutiny from public and governmental authorities, as well as other parties, related to the risk of potential "greenwashing," (i.e. misleading information or false claims overstating potential sustainability benefits). More recent political developments could mean that the Company faces increasing criticism or litigation risks. Such sentiment may focus on the Company's environmental commitments (such as reducing greenhouse gas emissions) or its pursuit of certain employment or business practices or social initiatives that are alleged to be partisan in nature or are alleged to violate laws based, in part, on changing priorities of, or interpretations by, federal agencies or state governments. As a result, the Company may face increased litigation risks from private parties and governmental authorities related to its sustainability efforts.

The lithium production industry is highly competitive, requiring significant capital and resources, and the Company may face challenges in securing financing, personnel, and equipment

The lithium production industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration and development, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

Global economic and political uncertainties, inflation, and changes in government policies, may adversely affect the Company's business

Geopolitical conflicts, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a material adverse effect on the Company's business, financial position, results of operations and prospects.

The concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues and conflicts, including Russia's war in Ukraine, conflict in the Middle East, including U.S. intervention in Iran, and U.S. involvement in Venezuela, supply chain disruptions and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. These considerations and others could have impacts on potential inflation, deflation, currency exchange rates, interest rates and other general economic and stock market conditions, which could adversely impact the Company's business and financial condition. For example, we source a significant majority of the steel used for Thacker Pass from suppliers in the United Arab Emirates, which has been subject to regional hostilities related to the ongoing conflict with Iran. While a substantial portion of the Company's required steel is already in transit, onsite, or stored in the Company's laydown yard, we remain exposed to the risk that future shipments may be delayed, disrupted, or canceled as a result of these hostilities or other force‑majeure events.

Changes in governments (at both the federal and state level in the U.S.) and resulting changes in domestic and foreign policy in the jurisdictions in which the Company operates, over the period that Thacker Pass is being developed and operated, may have an adverse impact on the Company's costs of construction and operations in the form of changes to import and export restrictions, tariffs, trade agreements and trade wars, among other impacts. These events have the potential to have a material adverse effect on the Company's business, financial condition, results of operations and future prospects.

Concerns over global economic and political conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of and demand for lithium-based products, the development of Thacker Pass, the terms and availability of financing, cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

Climate change may impact water availability, which could increase litigation, regulatory compliance costs, and physical climate risks could further affect operations and safety

Climate change may impact the sufficiency of water available to support planned Phase 1 operations for Thacker Pass, which may have a material adverse effect on the Company's business, financial position, results of operations and future prospects. Water management regulations are in place in Nevada where Thacker Pass is located. Water rights have been acquired that are expected to be sufficient to support all Phase 1 operations for Thacker Pass as contemplated by the Reports. However, given the unpredictable impact of climate change on the environment, water levels, weather conditions and weather events, such as drought, in the region where Thacker Pass is located, there is a risk that the aquifers in the watersheds where the Company has acquired water rights to date may not be able to provide enough water for planned operations for the estimated mine life set out in the plan of operations. To reduce the environmental footprint of Thacker Pass, and as a mitigation measure, the processing facility at Thacker Pass has been designed to limit water usage to the extent possible by incorporating recycling technologies. However, going forward, availability of water and water rights at cost effective pricing may become of increasing importance to the Company's operations and prospects, a risk that may be heightened by the potential effects of climate change and this could have a material adverse effect on the Company's operations and prospects.

Risks related to increasing climate change related litigation and regulations may also impact the Company's business and prospects, after production begins at Thacker Pass. The use of low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, the Company may face increasing operating costs at its projects to comply with increasingly changing climate change regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of variable and extreme precipitation, reduction in water availability or water shortages, extreme weather events, changing temperatures, biodiversity impacts, wildfire, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the project site for Thacker Pass, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company's operations. Although the Company has attempted to design project facilities to address certain climate-related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate-related events. As such, climate-related events have the potential to have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Insurance may not protect against all risks associated with environmental and other incidents the Company may experience

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company or may not be continued by insurers for reasons beyond the Company's control. The Company maintains liability insurance in accordance with industry standards, and the anticipated costs of environmental reclamation are fully bonded by the Company through a third-party insurer. Reclamation cost estimates and bond submissions are reviewed and approved by the BLM, and the State of Nevada also approves the reclamation cost estimate. Nevertheless, losses from uninsured and underinsured liabilities have the potential to materially affect the Company's financial position, results of operations and prospects.

Concentrated share ownership and rights of certain shareholders may influence corporate actions and diverge from other shareholders' interests, potentially affecting liquidity and market price, amongst other areas

GM currently holds approximately 4% of the outstanding Common Shares and owns a 38% asset-level interest in Thacker Pass. Additionally, GM has a commercial relationship with the Company in respect of Thacker Pass under the Offtake Agreement and Phase 2 Offtake and possesses oversight and securities offering participation rights in respect of the Company pursuant to the Investor Rights Agreement (as defined below).

The DOE currently holds a warrant providing it with the right to purchase up to 18,268,687 Common Shares (equal to 5% of the Company) and a warrant providing it with the right to purchase 8,656,509,695 non-voting units of the JV (equal to a 5% economic interest in the JV) as of the Issuance Date. Additionally, the DOE has certain registration rights, put and call rights, and an observation right in respect of the JV's board of directors (the "**JV Board**") in connection with such warrants. Finally, the DOE is a creditor of the Company pursuant to the DOE Loan.

As a result of their respective equity interests and investor rights, each of GM and the DOE may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. There is a risk that the interests of GM and/or the DOE may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Company's securities, would otherwise receive a premium for the Company's securities over the then current market price. The holdings and respective rights of GM and/or the DOE could also create a risk that the Company's securities are less liquid and trade at a relative discount compared to circumstances where GM and/or the DOE did not have the ability to influence or determine matters affecting the Company.

GM and the DOE have rights that may affect other security holders and the Company's actions with respect to the development of Thacker Pass through their respective investor and creditor rights, rights as a JV Partner (in the case of GM) and other rights

There can be no certainty that the potential benefits of the JV Transaction will be fully realized. Each of GM and the DOE have certain rights, based upon their respective ownership interests, creditor rights (in the case of the DOE) and production commitments (in the case of GM), which may affect the rights and entitlements of other securityholders of the Company adversely and restrict certain actions of the Company, including with respect to board nomination rights, oversight, demand registration and piggy-back registration rights and participation in future equity issuances of the Company. GM also has a commercial relationship with the Company in respect of Thacker Pass and holds a 38% interest in Thacker Pass as of the date hereof.

The DOE is a creditor to the Company and also holds a warrant providing it with the right to purchase at a nominal cost 8,656,509,695 non-voting units of the JV equal to a 5% economic interest in the JV as of the Issuance Date.

GM's influence over the JV may impact the Company's ability to continue its development of Thacker Pass on terms previously announced, and, as a result of GM's membership on the JV Board, coupled with its various consent rights, GM is able to exert significant influence over the results of Thacker Pass (whether through impacting construction, further development decisions, future planning or otherwise). The DOE's influence over the JV as a result of its warrant over the JV's equity interests and as a creditor through the DOE Loan mean that the DOE may be able to impact the Company's ability to continue its development of Thacker Pass and to impact the results of Thacker Pass as a result of its protective rights.

The Company's debt agreements, including the DOE Loan and the Orion Note, contain restrictions that limit its flexibility in operating its business

The Company's debt agreements contain, and any future indebtedness it incur may contain, various covenants that limit the manner in which the Company operates its business and its ability to engage in specified types of transactions.

These covenants limit the Company's ability to, among other things:

- operate business outside of the ordinary course and enter into certain material contracts;

- incur liens and indebtedness or provide guarantees in respect of obligations of any other person;

- make loans and other investments and certain capital expenditures;

- freely issue equity securities for the Company's subsidiaries;

- engage in mergers, consolidations and asset dispositions; and

- engage in certain affiliate transactions.

A breach of any of these covenants could result in a default under one or more of these agreements and, such a default, if not waived, could result in acceleration of the Company's indebtedness, in which case the debt would become immediately due and payable. If this occurs, the Company may not be able to repay its debt or borrow sufficient funds to refinance it on terms acceptable to the Company, or at all, and its business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, complying with these covenants may also cause the Company to take actions that are not favorable to shareholders and may make it more difficult for it to successfully execute its business strategy and compete against companies who are not subject to such restrictions.

The Company's share price may fluctuate due to factors beyond its control and may not reflect its operating performance

The market price of the Company's securities may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond the Company's control. Among the factors that could affect the Company's stock price are: quarterly variations in the Company's results of operations; changes in market valuations of similar companies and stock market price and volume fluctuations generally; changes in earnings estimates or the publication of research reports by analysts; speculation in the press or investment community about the Company's business or the mining industry generally; strategic actions by the Company or its competitors such as acquisitions or restructurings; regulatory developments; additions or departures of key personnel; the selling price of lithium; general market conditions and broad volatility resulting therefrom; and domestic and international economic, market and currency factors unrelated to the Company's performance.

Existing and future financings could materially dilute current shareholders' interests, impose significant restrictions, increase indebtedness and adversely affect the Company's financial condition and share price.

The Company has significant capital requirements and may need to access the capital markets to obtain additional short-term and long-term financing in connection with, among other things, the development and operation of Thacker Pass, future exploration, development and acquisition plans, repayment of outstanding indebtedness, issuances and exercises under the Company's equity incentive plan.

Such financing may be obtained through the issuance of common shares, preferred shares, options, warrants, other equity securities of equal or senior rank, convertible debt securities, or by way of project level investments, offtake and royalty arrangements, debt instruments or other financing vehicles and may not require shareholder approval. Under certain circumstances, the Company may also issue common shares to GM and/or the US DOE in connection with the JV, which could further dilute the Company's ownership interest in the Thacker Pass. Existing and future equity financing arrangements could materially dilute existing shareholders' ownership interests, decrease the amount of cash available for dividends payable on common shares or be nil, decrease the relative voting of outstanding common shares, decrease the value of the Company's securities, and reduce the value of their investment.

Future equity issuances or the conversion or exercise of outstanding notes, warrants, restricted share units, or other convertible securities, including further conversion of the Orion Note and the issuance of warrants to the DOE that may be convertible into a significant number of common shares, could result in substantial dilution and decline in the market price of the Company's common shares. In connection with the Orion Investment, the Company also agreed to enter into and entered into a registration rights agreement with Orion pursuant to which the Company agreed, among other things, to register for resale any shares issued upon conversion of the Orion Note. Pursuant to the obligations set forth in the Registration Rights Agreement, dated April 1, 2025, by and among the Company and an entity affiliated with Orion, the Company has registered for resale by Orion up to 43,707,080 common shares, of which, 25,793,651 common shares were issued upon conversion in 2025. Additionally, the Company has issued certain warrants to the DOE, which will be convertible pursuant to their terms into common shares in an amount that may equal up to approximately 13% of the Company's issued and outstanding common shares. In connection with the issuance of such warrants, the company entered into a registration rights agreement with the DOE pursuant to which the Company agreed to file a registration statement to register the resale of the common shares underlying the warrants.

Sales of common shares by the Company or its shareholders, or the perception that such sales may occur, could cause the market price of the Company's common shares to decline and make it more difficult to raise capital on favorable terms. The Company cannot predict the size of future issuances or sales of the Company's common shares or the effect, if any, that future issuances and sales of the Company's common shares will have on the market price of the Company's common shares.

Any indebtedness could require the Company to dedicate a substantial portion of its future cash flows to debt service thereby reducing cash flow available for operating and business activities; limit management's flexibility in operating the business and responding to changing market conditions; increase the Company's vulnerability to economic downturns; restrict the Company's ability to obtain additional financing, make investments, sell assets, lease equipment or engage in business combinations; increase the Company's vulnerability to interest rates as the rates applicable to outstanding indebtedness may vary with prevailing interest rates; place the Company at a competitive disadvantage relative to competitors with less leverage and restrictive terms from indebtedness; and increase the risk of default on its debt obligations.

The Company's ability to obtain additional financing on acceptable terms, or at all, will depend on various factors, including capital market conditions, interest rates, investor sentiment and the Company's operating performance. Failure to secure financing when needed could require the Company to postpone, reduce, abandon or terminate development or operations at Thacker Pass, result in dilution of its ownership interest, and have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects.

The Company cannot generate earnings or pay dividends while Thacker Pass is in development, posing a risk to investors who may not see returns for the foreseeable future

No dividends on common shares were paid by Old LAC since incorporation to the date of the Separation, or by the Company after the Separation. The Company currently has no ability to generate earnings as Thacker Pass is in the development stage. If the development of Thacker Pass is successfully completed, the Company anticipates that it will retain its earnings and other cash resources for repayment of debt, future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Company's board of directors (the "**Board**"), which will consider many factors including the Company's operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends. In addition, the Company's ability to pay dividends is, and may be in the future, limited by covenants contained in the DOE Loan, the JV Transaction documents, and the Orion Note, as well as other indebtedness it or its subsidiaries may incur in the future. Therefore, any return on investment in the Company's Common Shares is solely dependent upon the appreciation of the price of its Common Shares on the open market, which may not occur.

Challenges in securing intellectual property protection could leave the Company vulnerable to competition, potentially diminishing the commercial potential of its proprietary technologies

The Company's success relies in part on its ability to secure and maintain intellectual property protection for proprietary extraction processes. The Company strives to protect its intellectual property rights by taking steps to keep trade secrets and other material proprietary information confidential and, when appropriate, filing patent applications in key jurisdictions, including the U.S. The process of obtaining patents is expensive, time-consuming and uncertain. The Company may fail to identify patentable aspects of its innovations, or fail to do so in a timely manner, potentially missing opportunities to secure meaningful protection. Certain protections that the Company takes to secure its material proprietary information, such as contractual commitments, may not be adequate. Additionally, high costs, delays or changes in patent laws could limit the scope of protection, leaving the Company more vulnerable to competition and diminishing the commercial potential of its proprietary technologies.

The Company also licenses technology from third parties and has limited control over the protection and enforcement of such technology, including the preparation, filing, and enforcement of any associated patents. Furthermore, patent filings or enforcement actions in other jurisdictions could affect the validity or scope of the Company's intellectual property rights in primary markets, weakening its competitive position. Patent laws vary significantly across jurisdictions and international protections may differ from than those available in the U.S.

There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. If the Company fails to prosecute or defend any such claims, in addition to monetary damages, it may lose valuable intellectual property rights or valuable personnel. There is also a risk that the Company's competitors could independently develop similar technology, processes or know-how; that the Company's trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will not be broad enough to protect the Company's intellectual property rights; or, that foreign intellectual property laws will not adequately protect such rights. Any actual or perceived failure to adequately secure or protect the Company's intellectual property, litigation regardless of outcome, or regulatory challenges, could result in damage to the Company's financial condition, operation, prospects or reputation, all of which could have a material adverse effect on the Company's business.

The Company's success depends on its ability to attract and retain key management, technical, construction and mining personnel in a highly competitive labor market, and any failure to do so could delay its projects and adversely affect its business

The Company's future growth and operational success depend heavily on the continued service of its key officers, employees and consultants, as well as its ability to recruit, train and retain additional skilled personnel as development and construction activities expand. The market for qualified talent in the mining, construction and related technical fields is highly competitive at both the regional and national levels, with shortages of experienced personnel relative to demand. At the operational level, labor shortages in the Humboldt County area or the inability to attract and train personnel to work in the region could materially impact the execution of construction and operating plans at Thacker Pass.

The Company relies on a skilled, unionized workforce for construction and competes with other construction projects and mining companies for qualified managerial employees and skilled labor. Increased competition from other mining or infrastructure projects, particularly in the regions where the Company operates, may result in labor shortages, increased wage and benefit costs, or difficulties in recruiting and retaining personnel. Inflationary pressures on wages, increases in union-agreed compensation, and shortages of qualified workers are largely beyond the Company's control and may increase operating and construction costs that the Company may not be able to offset.

To remain competitive, the Company may need to offer higher compensation packages and enhanced training and development opportunities, which could increase costs. Any prolonged inability to retain key personnel, attract new talent, or secure sufficient skilled labor could delay or suspend construction or operations, disrupt execution of the Company's strategy, and have a material adverse effect on its business, financial condition, results of operations and prospects. In addition, the Company does not maintain "key-man" insurance for its directors, officers or key employees, and the loss of any such individuals could further adversely affect the Company.

Reliance on consultants and other third parties for expertise may result in delays or increased costs if their work is found to be incorrect or inadequate

The Company has relied on, and may continue to rely on, consultants and other third parties for expertise in mineral exploration, development, operations, and other business activities. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties, either of which could adversely affect its business, financial condition or results of operations.

Compliance with regulatory requirements and potential litigation resulting therefrom could be costly, time-consuming and have a significant adverse impact on business and financial condition

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. For example, litigation related to environmental and climate change-related matters, and sustainability disclosure is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. If the Company were to be unsuccessful in defending any material claims against it, or unable to settle such claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company's business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

The Company's growing dependence on complex digital systems and third-party technologies increases exposure to evolving cybersecurity threats that could disrupt operations, result in financial, legal, and reputational harm, and require ongoing investment and governance oversight to mitigate

The Company's increasing reliance on internally managed and third-party digital technologies to conduct business operations exposes it to significant cybersecurity risk. These systems support the recording and processing of operational and financial data and enable communication with business partners. The Company's complex technology landscape and its dependencies on both internal and external systems heighten exposure to system failures, security breaches, ransomware, phishing, credential theft, social engineering, and other sophisticated cyberattacks. Some attacks may go undetected for extended periods. As the Company begins operations and production, it must also implement new information systems, creating additional risks such as implementation delays, execution failures, staffing challenges, cost overruns, data loss or compromise, and potential introduction of new cybersecurity vulnerabilities.

A successful cybersecurity incident could result in loss or unauthorized disclosure of intellectual property or sensitive data, operational disruptions including impacts to safety systems, damage to financial reporting processes, privacy violations, reputational harm, legal liabilities, regulatory scrutiny, and significant remediation costs. While the Company maintains cyber insurance coverage, policies contain limitations and may not cover all potential losses, including reputational damage or regulatory fines, and therefore may not fully mitigate financial exposure. Compliance with evolving data privacy and regulatory requirements also requires substantial resources, and failure to comply could result in legal, financial, and reputational consequences.

The Company mitigates cybersecurity risk through a structured program integrated into enterprise risk management and overseen by the Audit and Risk Committee, leveraging National Institute of Standards and Technology and Center for Internet Security based frameworks, periodic maturity assessments, and independent third-party testing. It maintains layered security controls including multi-factor authentication, centralized threat monitoring, endpoint protection, privileged access management, rapid patching, phishing simulations, and an incident response plan.

Despite these mitigation efforts, significant technology and cybersecurity risks still exist and the Company may need to increase investment as threats evolve in severity and sophistication. A material cybersecurity incident could disrupt operations, impair financial reporting and decision-making, result in regulatory penalties or litigation, damage the Company's reputation, and materially adversely affect its business, financial condition, and results of operations.

Incorporation in a jurisdiction outside the U.S. may make it difficult or impossible for U.S. investors to serve process for civil liabilities in the U.S.

The Company is incorporated in a jurisdiction outside the U.S. In addition, certain of the directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon the Company or certain directors and officers or to enforce a judgment against the Company for civil liabilities in U.S. courts. In addition, investors should not assume that courts in the country in which the Company is incorporated (1) would enforce judgments of U.S. courts obtained in actions against the Company based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against the Company based on those laws.

If certain Canadian Tax requirements are not met, the Company and Lithium Argentina could be subject to substantial tax liabilities resulting from the Separation

In connection with the Arrangement, Old LAC applied for and received certain advance income tax rulings in Canada and the United States (together, the "**Tax Rulings**"). The Canadian Tax Ruling requested from Canadian tax authorities and received on July 12, 2023 requires, among other things, that the transfer of LAC North America comply with all requirements of the public company "butterfly" rules in section 55 of the Income Tax Act (Canada) (the "**Tax Act**"). Although the Arrangement was structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Arrangement was completed or that may not be within the control of the Company and/or Lithium Argentina. For example, under section 55 of the Tax Act, the Company and/or Lithium Argentina will recognize a taxable gain on the transfer by Old LAC of LAC North America if: (i) a "specified shareholder" of the Company or of Lithium Argentina disposes of Company or Lithium Argentina shares (or property that derives 10% or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by Old LAC of LAC North America, (ii) there is an acquisition of control of the Company or Lithium Argentina that is part of the series of transactions that includes the transfer by Old LAC of LAC North America, (iii) a person unrelated to the Company acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of the Company), as part of the series of transactions that includes the transfer by Old LAC of LAC North America, property acquired by the Company on the Separation that has a fair market value greater than 10% of the fair market value of all property received by the Company on the Separation, (iv) a person unrelated to Lithium Argentina acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of Lithium Argentina), as part of the series of transactions that includes the transfer by Old LAC of LAC North America, property retained by Lithium Argentina on the Separation that has a fair market value greater than 10% of the fair market value of all property retained by Lithium Argentina on the Separation, or (v) certain persons acquire shares of Lithium Argentina (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by Old LAC of LAC North America. If these requirements are not met, the Company and/or Lithium Argentina would recognize a taxable gain in respect of the transfer by Old LAC of LAC North America to the Company as part of the Separation. If incurred, these tax liabilities could be substantial and could have a material adverse effect on the financial position of the Company and/or Lithium Argentina. Under the terms of the Tax Indemnity and Cooperation Agreement (as defined below), the Company and Lithium Argentina would generally be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Canadian Tax Ruling.

Certain events could cause the Arrangement to lose its intended tax-free status, leading to significant U.S. federal income tax liabilities for U.S. Shareholders

In connection with the Arrangement, Old LAC received a U.S. Tax Ruling from the IRS on July 13, 2023 substantially to the effect that the receipt of Common Shares by the Company's shareholders pursuant to the Arrangement will be tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. The U.S. Tax Ruling relies on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Lithium Argentina and the Company (including those relating to the past and future conduct of Lithium Argentina and the Company). Notwithstanding the receipt of the U.S. Tax Ruling, the IRS could determine on audit that receipt of Common Shares by the Company's shareholders was treated as a taxable transaction if the IRS determines that any of the facts, assumptions, representations, statements or undertakings upon which the U.S. Tax Ruling was based are inaccurate or have been violated. If the IRS were successful in taking this position, the receipt of Common Shares by the Company's shareholders pursuant to the Arrangement may be treated as a taxable dividend from the Company or capital gain with respect to such shareholders' ownership of Common Shares for U.S. federal income tax purposes, in which case U.S. Shareholders may be subject to significant U.S. federal income tax liabilities. In addition, certain events that may or may not be within the control of the Company could cause the Arrangement to subsequently fail to qualify as generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code, resulting in the receipt of Common Shares by the Company's shareholders pursuant to the Arrangement being taxable to U.S. Shareholders as described immediately above. Accordingly, the Company cannot provide assurance that the intended U.S. tax treatment will be achieved or that U.S. Shareholders will not incur substantial U.S. federal income tax liabilities from the receipt of Common Shares pursuant to the Arrangement.

The Company faces restrictions to maintain tax-free status for shareholders, limiting its ability to pursue certain strategic transactions

As described above, pursuant to the U.S. Tax Ruling received from the IRS, it has been expected that the receipt of Common Shares by the Company's shareholders pursuant to the Arrangement would be tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. To preserve the intended U.S. federal income tax treatment of the receipt of Common Shares by the Company's shareholders pursuant to the Arrangement, Lithium Argentina and the Company agreed in the Tax Indemnity and Cooperation Agreement to be restricted, except in specific circumstances, from taking or failing to take certain actions that could cause the receipt of Common Shares by the Company's shareholders pursuant to the Arrangement to be taxed in a manner that is inconsistent with the manner provided for in the U.S. Tax Ruling. These restrictions may limit the ability of the Company to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business for three years following the completion of the Arrangement.

Changes in U.S. and Canadian tax laws could increase the Company's tax liabilities

The Company is subject to various complex and evolving U.S. and Canadian federal, state, local and provincial tax laws and other non-U.S. and non-Canadian tax laws. Changes to applicable tax laws and regulations or exposure to additional income tax liabilities (including the imposition of new or increased taxes) could adversely affect the Company's operating results and cash flows. U.S. and Canadian federal, state, local and provincial tax laws and other non-U.S. and non-Canadian tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the Company, in each case, possibly with retroactive effect. Any significant variance in the Company's interpretation of current tax laws or a successful challenge of one or more of the Company's tax positions by the IRS, Canada Revenue Agency ("**CRA**") or other tax authorities could increase the Company's future tax liabilities and adversely affect the Company's business, financial condition, results of operations and prospects.

In addition, the Organisation for Economic Co-operation and Development, together with the G20 countries, has committed to reduce perceived abusive global tax avoidance, referred to as base erosion and profit shifting ("**BEPS**"). As part of this commitment, an action plan has been developed to address BEPS with the aim of securing revenue by realigning taxation with economic activities and value creation by creating a single set of consensus-based international tax rules dealing with various matters, such as the definition of permanent establishment and the taxation of hybrid instruments. As part of the BEPS project, a multilateral instrument ("**MLI**") intended to allow participating jurisdictions to swiftly modify their bilateral tax treaties to facilitate various BEPS initiatives has been ratified by a significant number of countries, including Canada. Also consistent with adoption of BEPS, Canada has enacted legislation (i) implementing excessive interest and financing expense limitation ("**EIFEL**") rules, which limit interest and financing expenses deductions in certain circumstances, (ii) addressing hybrid mismatch arrangements and (iii) implementing the Global Minimum Tax Act (the "**GMTA**"), which imposes a 15% global minimum tax on large multinational enterprise groups with global consolidated revenues over €750 million. If the Company is subject to the GMTA, the Company would be liable to pay a top-up tax when the effective tax rate in a jurisdiction is below the 15% minimum rate. The BEPS project (including the foregoing initiatives) and the MLI could have a material adverse impact on the taxation of the Company's operating results and cash flows and could also give rise to additional reporting and disclosure obligations.

Any indemnification claims related to the Separation may have a material adverse effect upon the Company

Pursuant to the Tax Indemnity and Cooperation Agreement, Lithium Argentina and the Company agreed to a number of representations, warranties and covenants, including agreeing to indemnify and hold harmless the other party against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. Any indemnification claim against the Company could be substantial, may not be able to be satisfied and may have a material adverse effect upon the Company.

If classified as a PFIC, U.S. shareholders may face greater tax liabilities, interest charges and additional reporting obligations, impacting their overall tax situation

If the Company is classified as a "passive foreign investment company" ("**PFIC**") within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the "**Code**") for U.S. federal income tax purposes, a U.S. shareholder who owns Common Shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, after applying certain look-through rules, either (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, and other investment income.

The Company could be classified as a PFIC in 2026 or future taxable years. The determination of whether the Company is a PFIC is a factual determination that depends upon the composition of its income, assets and operations and the fair market value of such assets over the course of each taxable year and, accordingly, can only be made as of the close of each taxable year. The PFIC determination also depends, in part, upon the application of complex U.S. federal income tax rules that are subject to varying or differing interpretations. Thus, there can be no assurance that the Company will not be classified as a PFIC for any taxable year, or that the United States Internal Revenue Service (the "IRS") or a court will agree with the Company's determination as to its PFIC status.

Under the PFIC rules, unless a U.S. shareholder makes certain U.S. federal income tax elections (which elections could have adverse consequences), such U.S. shareholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest on excess distributions and on any gain from the disposition of the Common Shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period for the Common Shares. Certain elections (such as a qualifying election fund ("QEF") election or "mark-to-market" election) may be available that would result in alternative treatments of the Common Shares. The U.S. federal income tax treatment of the Common Shares that a U.S. shareholder received pursuant to the Arrangement is not entirely clear for purposes of the PFIC rules. Because U.S. shareholders can be treated as holding stock of a PFIC in periods prior to the Arrangement, U.S. shareholders may not be able to make a timely pedigreed QEF election with respect to Common Shares received pursuant to the Arrangement and may be subject to the adverse U.S. tax treatment described above.

Current and prospective investors who are U.S. shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of Common Shares, including any Common Shares received pursuant to the Arrangement.

The Company's financial performance depends in part on the continued availability of tax credits relating to the production of critical minerals, which if not available, could limit the Company's revenue once commercial production is reached and harm the Company's business and financial condition

The range and duration of U.S. federal, state and local government incentives and regulations varies widely by jurisdiction. One method by which the U.S. federal government provides incentives relating to the production of critical minerals is in the form of tax credits. The Inflation Reduction Act of 2022 (the "**IRA**"), signed into law in August 2022, introduced the advanced manufacturing production credit under Section 45X of the Code (the "**Section 45X Credit**"), a tax credit established to support the domestic production of eligible critical minerals, including lithium. The Company expects to benefit from the Section 45X Credit from domestic production of lithium by reducing federal tax, by selling the Section 45X Credit, or by applying for "direct pay" from the U.S. government. The calculation of the amount of the Section 45X Credit, however, is not certain, and there is no guarantee that the Company's calculation of its Section 45X Credit in the future will not be challenged by the IRS. Any changes or modifications to the Section 45X Credit or the monetization thereof, including phase outs or expirations and any associated changes to guidance or legal interpretations, may adversely affect the economics of the Company.

On July 4, 2025, the One Big Beautiful Bill Act (the "**OBBBA**") was signed into law and significantly modified, and in some cases, repealed, certain provisions originally established under the IRA. The OBBBA preserved the Section 45X Credit for eligible critical minerals, including lithium, but it introduced a phase out with respect to critical minerals over several years for production occurring after December 31, 2030 and imposed prohibited foreign entity ("**PFE**") restrictions on taxpayers otherwise seeking to claim the Section 45X Credit.

The PFE restrictions disallow tax credits, including the Section 45X Credit, to taxpayers that are owned, controlled, or influenced by certain foreign entities, make payments to such entities, or are effectively controlled by such entities. Such ownership can be established through direct ownership, aggregated ownership, or stock attribution, and influence can occur in certain cases in which debt is issued to such foreign entities. "Effective control" is a broad concept and can occur through the grant of rights in agreements or licensing rights that are otherwise retained by such PFEs.

The PFE restrictions also apply to the use of certain critical minerals and taxpayers that receive "material assistance" from certain PFEs. Material assistance can be found to occur if a certain amount of foreign goods provided by a PFE is included in the Company's product. These rules may require supply chain modifications, thereby potentially increasing costs and reducing demand, or restricting the Company's access to tax credits. Preliminary interim guidance has been released by the U.S. Department of Treasury and IRS that further clarified methods for calculating material assistance cost ratios and provided a safe harbor for purposes of determining a taxpayer's material assistance from a PFE. The U.S. Department of Treasury and the IRS have indicated that more comprehensive guidance relating to PFE limitations is forthcoming, which will be relevant to the Company's business and operations.

The full implication of the OBBBA as it relates to tax credit modifications and PFE restrictions, its accompanying guidance, and potential future changes in law that may impact the Company's business and operations cannot be known with certainty, and the Company may not recognize the Section 45X Tax Credits it currently anticipates.

Item 1B: Unresolved Staff Comments

None.

Item 1C: Cybersecurity

Cybersecurity Risk Management and Strategy

The Company operates across a complex and interconnected digital landscape and recognizes the ongoing need to identify, assess and manage material risks associated with information technology ("**IT**") assets and operations. As part of the Company's business operations, it may collect and store sensitive information, including proprietary and confidential business data, intellectual property, third-party information, employee details and other personal information. To store and process this information, and to maintain key business processes such as inventory management, payment processing, cash collection, human capital management, financial operations and other essential procedures, the Company relies on both its internal and third-party information systems. The effective management of the Company's business depends on the reliability, security and capacity of these systems.

To mitigate these risks, the Company has developed a risk and compliance policy and technology-specific cybersecurity standard intended to protect the confidentiality, integrity and availability of the Company's critical systems and information. The Company relies on known frameworks and incorporates controls from National Institute of Standards and Technology ("**NIST**"), Center for Internet Security ("**CIS**") and Control Objectives for Information Technologies ("**COBIT**") within its policies and standards. The Company has also retained a third-party that provides a security operations center service, as well as a separate third-party that provides cybersecurity advisory services and manages its cybersecurity awareness program. The Company recognizes that third-party service providers may introduce cybersecurity risks. In an effort to mitigate these risks, the Company has established separate processes and procedures to oversee and identify cybersecurity risks associated with its use of third-party service providers. Before contracting with certain technology service providers, when possible, the Company conducts due diligence to evaluate their cybersecurity capabilities. Additionally, the Company endeavors to include cybersecurity requirements in its contracts with these providers and endeavors to require them to adhere to security standards and protocols. Further, the Company also endeavors to engage with any third-party service providers with access to personally identifiable employee information to evaluate their security controls.

The Company's risk management processes are integrated into the Company's overall enterprise risk management system. The overarching cybersecurity program is aligned to the Company's business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational and financial risk.

Key elements of the Company's cybersecurity risk management program include:

- annual risk assessments designed to help identify material cybersecurity risks to the Company's critical systems, information, products, services and broader enterprise IT environment;

- designation of resources responsible for managing the Company's cybersecurity risk assessment processes, security controls and response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of security controls;

- monthly training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- implementation of technical security controls including identity and access management, network monitoring and logging, endpoint protection, and regular penetration testing and vulnerability assessments.

As of the date of this Annual Report, though the Company and the third parties with whom it does business have experienced certain cybersecurity incidents, the Company is not aware of cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business, financial condition or results of operations. However, the Company recognizes that cybersecurity threats are constantly evolving, and the potential for future cybersecurity incidents persists. The Company's VP, Information Technology, supported by the IT Security Department, is dedicated to monitoring and assessing these risks to ensure the security and continuity of operations. Despite the implementation of robust cybersecurity programs, no security measures can entirely eliminate the risk of a significant cyberattack. A successful breach of the Company's IT systems could have substantial consequences for its business. While the Company allocates considerable resources to safeguard its systems and information, these efforts cannot guarantee complete protection. For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition, refer to Part I - *Item 1A: Risks Related to the Company's Business and Securities - Increased reliance on digital technologies and new information systems to support the growing business could increase costs and cybersecurity related threats*.

Cybersecurity Governance

The Audit and Risk ("**A&R**") Committee of the Board has specific responsibility for overseeing cybersecurity threats, among other things. The Company's Chief Financial Officer ("**CFO**") provides the A&R Committee periodic reports on the Company's cybersecurity risks and any material cybersecurity incidents, and the Board also receives quarterly cybersecurity reports.

With regards to cybersecurity risk assessment and management, from January 2025 to June 2025, the Company's Senior Technology Specialist reported to the Company's Senior Vice President, Finance and Administration (who reported to the CFO). In June 2025, the Company hired a VP, Information Technology, who reports to the CFO, to support the Company's growth as we scale-up to major construction at Thacker Pass, and subsequently into operations. The VP, IT is ultimately responsible for assessing and managing the Company's material risks from the cybersecurity threats and is supported by the IT Security Department. The VP, IT brings over 20 years of extensive expertise in IT and has a proven track record of delivering transformative digital strategies that align technology with business and operational goals. He has consistently driven digital innovation, optimized multimillion-dollar technology portfolios and led complex organizational change through periods of significant growth. Specific to cybersecurity, the VP, IT has experience in securing both IT and operational technology systems and assets across several industries.

The IT Security Department, in conjunction with third party security operations, and cybersecurity services, monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents through various means, which may include threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged, and alerts and reports produced by security tools deployed in the IT environment.

Item 2: Properties

The information on the Company's primary asset, Thacker Pass, contained in this Form 10-K Item 2: Properties section has been derived from the Reports, is subject to certain assumptions, qualifications and procedures described in the Reports, some of which are not fully described herein, and is qualified in its entirety by the full text of the Reports.

Reference should be made to the full text of the Reports, effective December 31, 2024, which is filed as Exhibit 96.1 to this Annual Report and incorporated by reference herein. The S-K 1300 Technical Report is also available for viewing on the Company's profile on EDGAR at www.sec.gov. The NI 43-101 Technical Report is also available for viewing on the Company's profile on SEDAR+ at www.sedarplus.ca. All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Reports, as applicable.

The following description is taken from the Reports, and also includes certain information updated from the time of the filing of the Reports in accordance with the requirements of S-K 1300. For developments subsequent to December 31, 2025, refer to *Part I – Item 1: Business – Organizational History and Recent Developments* in this Form 10-K.

Thacker Pass Summary

In April 2025, the final investment decision was declared and Thacker Pass proceeded with major construction of the processing plant. For an overview and update on construction progress, refer to *Part I – Item 1: Business – Thacker Pass Overview* in this Form 10-K. As of December 31, 2025, approximately 150 acres have been disturbed at Thacker Pass in connection with construction activities. Among other things, construction is focused on the lithium processing facility and sulfuric acid plant, in addition to the development of permanent roads and entryways.

Thacker Pass is currently owned by a JV between LAC, which has a 62% ownership, and GM, which has a 38% ownership (in each case, subject to the exercise of the JV Warrant). On January 30, 2026, the Company issued the JV Warrant to the DOE, which have not been exercised as of the date of this Form 10-K. For more information on the JV, refer to *Part I – Item 1: Business – Organizational History and Recent Developments* in this Form 10-K.

Refer to *Item 1A: Risk Factors* for risks related to Thacker Pass.

Technical Report

The primary purpose of the Reports was to provide an update of the Mineral Resource and Mineral Reserve estimates to incorporate data from 97 drills completed in 2023. The updated Mineral Reserve supported an expansion plan across five phases for total designed nominal capacity rate of approximately 160,000 t/y of lithium carbonate over an 85 year mine life. The Reports also included estimated capital costs, operating costs, reclamation and closure costs, royalties, taxes and economic analysis, as well as current status of the permits.

Property Description and Location

Thacker Pass is located in Humboldt County in northern Nevada, approximately 100 km north-northwest of Winnemucca, approximately 33 km west-northwest of Orovada, Nevada, and 33 km south of the Oregon border. It is situated within Township 44 North (T44N), Range 34 East (R34E), and within portions of Sections 1 and 12; T44N, R35E within portions of Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 17; and T44N, R36E, within portions of Sections 7, 8, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, and 29. The Project area is located on the United States Geological Survey (USGS) Thacker Pass 7.5-minute quadrangle at an approximate elevation of 1,500 m. Entrance to the Project can be found at 41o 41' 40.6" N 118o 02' 4.3" W.

The Thacker Pass area encompasses approximately 7,900 ha and lies within and is surrounded by public lands administered by the BLM. The Thacker Pass mineral claims include the anticipated lithium claystone mining at the Thacker Pass deposit along with certain ancillary surface rights; the claims encompass an area previously referred to as the Stage I area of the Kings Valley Lithium Project. The surrounding area is sparsely populated and used primarily for ranching and farming.

Access to Thacker Pass is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada, Nevada and then travel west-northwest on State

Route 293 for 33 km toward Thacker Pass to the Thacker Pass site entrance. Driving time is approximately one hour from Winnemucca, and 3.5 hours from Reno. On-site access is via several gravel and dirt roads off of State Route 293. The closest international airport is located in Reno, Nevada, approximately 370 km southwest of Thacker Pass. The nearest railroad access is in Winnemucca, Nevada.

As at December 31, 2025, the net book value for the Thacker Pass property was $1,328.6 million.



Oregon
Nevada
Montana Mountains
Kings River Valley
Quinn River Valley
Bilk Creek Mountains
Double H Mountains
SR-293
Orovada
US HWY 95
SR-140
Legend
Plan of Operations
LAC Mineral and Surface Rights
Surface Water Feature (USGS)
US State
Nevada DOT Roads
Major Road
Minor Road
0 1.5 3 6 9 12 Kilometers
1:250,000
Date: Feb. 21, 2024
Data is projected in: NAD 1983 UTM Zone 11 N, Meters
Grid is shown in: Latitude and Longitude
SAWTOOTH MINING, LLC

Mineral Tenure

Thacker Pass is comprised of 2,829 unpatented mining claims and 39 mill site claims (together, the "**Thacker Mining Claims**") owned or controlled by LN. LAC also owns 64.75 ha of private property in the Project area. LN and its affiliate KV Project LLC are the record owners of the Thacker Mining Claims and LAC's unpatented mineral claims in the Montana Mountains.

Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property, including lithium. The rights include the ability to use the claims for prospecting, mining or processing operations, and uses reasonably incident thereto, along with the right to use so much of the surface as may be necessary for such purposes or for access to adjacent land. This interest in the Thacker Mining Claims remains subject to the paramount title of the U.S. federal government. The holder of an unpatented mining claim maintains a perpetual entitlement to the claim, provided it meets the obligations for maintenance thereof as required by the Mining Act of the United States of America (the "**Mining Act**") and associated regulations. The holder of unpatented mining claims maintains the right to extract and sell locatable minerals, which includes lithium, subject to regulatory

approvals required under Federal, State and local law. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals.

At this time, the principal obligation imposed on LN in connection with holding the Thacker Mining Claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act, along with associated administrative filings. All obligations for the Thacker Mining Claims in Nevada, including annual fees for 2025-26 to the BLM and Humboldt County, have been fulfilled.

Royalties

Certain of the Thacker Mining Claims are subject to a 20% royalty payable to Cameco Global Exploration II Ltd. solely in respect of uranium (the "**Uranium Royalty**"). In addition to the Uranium Royalty, Thacker Pass is subject to a royalty on net revenue produced directly from ore, subject to a buy-down right. This royalty was granted to MF2, LLC ("**MF2**"), a subsidiary of Orion Mine Fine Finance (Master) Fund I LP (f/k/a RK Mine Finance (Master) Fund II L.P.) in 2013. MF2 subsequently transferred 60% of the royalty to Alnitak Holdings, LLC. This royalty has been included in the economic model on the assumption that the Thacker Pass owner will exercise its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of $22 million in or prior to the first year of operations. Under the current lithium carbonate pricing assumption the ongoing annual royalty payments will average $422/t lithium carbonate sold over the 85-year LOM (base case).

In April 2025, **Orion** entered into a PPA with the Company. Under the terms of the PPA, Orion will receive (i) fixed payments of $0.128 per tonne ($0.152 per tonne if the Delayed Draw Notes (as defined below) have been drawn) of the total lithium processed each year at Thacker Pass for a period of 72 quarters after first production, and (ii) variable payments of 0.96% (1.14% if the Delayed Draw Notes have been drawn) of total gross revenue in perpetuity, with the fixed and variable portions both applying to the first 41,500 tonnes of lithium processed each year, subject to certain adjustments relating to Thacker Pass total Phase 1 project costs. The production payments are subject to certain adjustments relating to the tonnage of battery-grade lithium carbonate equivalent sold. The variable payments are also subject to certain adjustments related to the future price of lithium. The PPA has not been included in the economic model of the Reports.

Permitting and Reclamation Obligations

In 2021, BLM approved a reclamation cost estimate for the Thacker Pass plan of operations of $47.6 million. Financial assurance in the amount of $13.7 million for the initial work plan was placed with the agency in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress. The NDEP-BMRR approved the PoO with the issuance of draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR and then issued the final Reclamation Permit 0415. On June 25, 2024, the BLM approved a modification to the PoO, which included an updated facility layout and the addition of the countercurrent decantation circuits. A modified Reclamation Permit was issued by NDEP-BMRR in Q4 2024. The BLM requires the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes. The financial guarantee was placed in February 2025 and approved by the BLM in March 2025.

Thacker Pass is located on public lands administered by the U.S. Department of the Interior, BLM. Construction of Thacker Pass requires permits and approvals from various Federal, State, and local government agencies. All major federal, state and local permits and authorizations for Phase 1 have been achieved and there are no identified issues that would prevent LAC from achieving all permits and authorizations for Phase 1 and 2 of Thacker Pass. Additional analysis would be needed to determine any potential Federal, State or local regulatory or permitting issues for future phases of Thacker Pass.

History

In 1975, Chevron USA ("**Chevron**") began an exploration program for uranium in the sediments located throughout the McDermitt Caldera ("**McDermitt Caldera**"), a 40km x 30km geological formation straddling the Oregon-Nevada border, which includes Thacker Pass. Early in Chevron's program, the USGS (who had been investigating lithium sources) alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Though uranium remained the primary focus of exploration, Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program and obtained samples for engineering work. Results supported the high lithium concentrations contained in clays. From 1980 to 1987, Chevron began a drilling program that focused on lithium targets and conducted extensive metallurgical testing of the clays to determine the viability of lithium extraction.

In 1991, Chevron sold its interest in the claims to Cyprus Gold Exploration Corporation who allowed the claims to lapse. Jim LaBret, a claim owner who received exploration data from Cypress Gold Exploration Corporation, leased his claims in 2005 to Western Energy Development Corporation ("**WEDC**").

In 2007, WEDC leased the mining claims to Western Lithium Corporation ("**WLC**") for the purpose of lithium exploration and exploitation.

In 2016, WLC changed its name to Lithium Nevada Corp, a U.S. subsidiary of Lithium Americas.

In Q4 2024, LAC and GM established a joint venture for ownership of the Project. GM acquired a 38% asset-level ownership in Thacker Pass, with LAC retaining a 62% interest.

On January 30, 2026, in accordance with the terms of the OWCA, the Company issued to the DOE: (i) the LAC Warrant and (ii) JV Warrant. Each of the LAC Warrant and the JV Warrant shall be automatically exercised in full on a cashless basis immediately prior to expiration, and the LAC Warrant shall additionally be exercised in full via cashless exercise on the 12-month anniversary of the Issuance Date and on each one-year anniversary of such date thereafter if the VWAP of the Common Shares over the 15 Trading Days ending immediately prior to such date exceeds $30.00 per share (as adjusted). As of the date of this Form 10-K, the DOE has not exercised the JV Warrant.

Prior owners and operators of the property did not conduct any commercial lithium production from Thacker Pass.

Quality Control Measures and Data Verification Procedures

In 2010-2011, for every 34 half core samples, the Company randomly inserted two standard samples (3,000 ppm grade and 4,000 ppm Li grade), one duplicate sample and one blank sample. The 2017-2018 quality program was slightly modified to include a random blank or standard sample within every 30.5 m interval and taking a duplicate split of the core (1⁄4 core) every 30.5 m.

In 2023, LAC re-certified the 3,000 ppm grade standard, 4,000 ppm grade standard and purchased the OREAS 173 standard (1,000 ppm standard) for use in 2023 QA/QC program. In addition to the three standards, a blank standard and duplicates were also included in the 2023 QAQC program. Like the 2017-2018 program, a random blank or standard sample was included every 30.5 m interval and a duplicate split of the core (1⁄4 core) was taken every 30.5 m.

The total number of LAC blank, duplicate and standard samples analyzed by the laboratory during the Company's Thacker Pass drilling campaign from 2010-2011 was 9.5% of the total samples assayed. The Company's 2017-2018 drilling campaign averaged 11.1% quality control samples out of the total samples assayed. The Company's 2023 drilling campaign averaged 10.5% quality control samples out of the total samples assayed. Assaying for all drilling averaged 10.5% check samples. This does not include ALS Global of Reno, Nevada internal check and duplicate samples.

Mineral Resource and Mineral Reserve Estimates

Following are the Mineral Resource and Mineral Reserve Estimates for Thacker Pass as of December 31, 2025, reported in accordance with S-K 1300 and NI 43-101.

Changes of Mineral Estimates from 2024 and 2025

There were no changes in reported Mineral Resources and Mineral Reserves for Thacker Pass for the years ended December 31, 2025 and 2024. At December 31, 2024 and December 31, 2025, LAC owned a 62% interest in Thacker Pass, including this mineral resource estimate, with GM owning the remaining 38%. Rene LeBlanc, PhD, SME, Vice President, Commercial and Product Strategy, a qualified person ("**QP**") and an employee of the Company, has reviewed the mineral reserves and mineral resources and material assumptions included in this Form 10-K and confirmed that they remain current as of December 31, 2025.

Mineral Resource Estimates

The statement of Mineral Resources for Thacker Pass reported in accordance with S-K 1300 as of December 31, 2025 are presented in the table below. Mineral Resources are reported exclusive of Mineral Reserves in accordance with S-K 1300.

Mineral Resources Estimate as of December 31, 2025 as Reported under S-K 1300							
			100% Project Basis		62% LAC Control Basis		
Classification / Geological Domain	Density (g/cc)	Lithium (ppm)	In Situ Dry (Million Metric Tonnes)	In Situ LCE Dry (Million Metric Tonnes)	In Situ Dry (Million Metric Tonnes)	In Situ LCE Dry (Million Metric Tonnes)	Metallurgical Recovery (%)
Measured							
Smectite 2	1.74	1,160	59.0	0.4	36.6	0.2	74%
Smectite 1	1.77	2,380	169.4	2.1	105.1	1.3	63%
Subtotal - Smectite	**1.76**	**2,060**	**228.4**	**2.5**	**141.6**	**1.6**	**66%**
Illite 3	1.86	2,760	5.2	0.1	3.2	0.0	83%
Illite 2	1.90	4,920	2.9	0.1	1.8	0.0	83%
Illite 1	1.83	2,530	40.6	0.6	25.2	0.3	84%
Subtotal - Illite	**1.84**	**2,700**	**48.7**	**0.7**	**30.2**	**0.4**	**84%**
Subtotal - Measured	**1.77**	**2,180**	**277.1**	**3.2**	**171.8**	**2.0**	**69%**
Indicated							
Smectite 2	1.74	1,210	551.1	3.6	341.7	2.2	67%
Smectite 1	1.77	2,200	1,277.2	15.0	791.9	9.3	62%
Subtotal - Smectite	**1.76**	**1,910**	**1,828.3**	**18.5**	**1,133.6**	**11.5**	**63%**
Illite 3	1.86	2,810	90.0	1.3	55.8	0.8	85%
Illite 2	1.90	5,040	73.6	2.0	45.6	1.2	81%
Illite 1	1.83	2,050	404.7	4.4	250.9	2.7	82%
Subtotal - Illite	**1.84**	**2,560**	**568.3**	**7.7**	**352.4**	**4.8**	**82%**
Subtotal - Indicated	**1.78**	**2,060**	**2,396.6**	**26.3**	**1,485.9**	**16.3**	**68%**
Measured + Indicated							
Smectite 2	1.74	1,210	610.1	3.9	378.3	2.4	67%
Smectite 1	1.77	2,220	1,446.6	17.1	896.9	10.6	62%
Subtotal - Smectite	**1.76**	**1,920**	**2,056.7**	**21.1**	**1,275.2**	**13.1**	**64%**
Illite 3	1.86	2,810	95.2	1.4	59.0	0.9	85%
Illite 2	1.90	5,040	76.4	2.1	47.4	1.3	81%
Illite 1	1.83	2,100	445.4	5.0	276.1	3.1	82%
Subtotal - Illite	**1.84**	**2,570**	**617.0**	**8.4**	**382.5**	**5.2**	**82%**
Subtotal - Measured + Indicated	**1.78**	**2,070**	**2,673.7**	**29.5**	**1,657.7**	**18.3**	**68%**
Inferred							
Smectite 2	1.73	1,130	186.5	1.1	115.6	0.7	62%
Smectite 1	1.78	1,990	1,145.1	12.1	710.0	7.5	73%
Subtotal - Smectite	**1.77**	**1,870**	**1,331.6**	**13.2**	**825.6**	**8.2**	**71%**
Illite 3	1.87	2,970	108.1	1.7	67.0	1.1	84%
Illite 2	1.89	4,750	86.1	2.2	53.4	1.4	81%
Illite 1	1.80	1,830	455.7	4.4	282.5	2.8	80%
Subtotal - Illite	**1.83**	**2,470**	**649.9**	**8.3**	**402.9**	**5.2**	**81%**
Subtotal - Inferred	**1.79**	**2,070**	**1,981.5**	**21.6**	**1,228.5**	**13.4**	**75%**

Notes:

1. Mineral Resource Estimate were prepared by a QP employed by Sawtooth Mining, LLC as of December 31, 2024 and remain current as of December 31, 2025.

2. The Mineral Resource model has been generated using Imperial units. Metric tonnages shown in table are conversions from the Imperial Block Model.

3. Mineral Resources are in situ and are reported exclusive of 1,056.7 million metric tonnes (Mt) of Mineral Reserves and the 14.3 Mt of LCE.

4. Mineral Resources are reported using an economic break-even formula: "Operating Cost per Resource Short Ton"/"Price per Recovered Short Ton Lithium" * 10^6 = ppm Li Cutoff. "Operating Cost per Resource Short Ton" = US$86.76, "Price per Recovered Short Ton Lithium" is estimated: "Lithium Carbonate Equivalent (LCE) Price" * 5.3228 *(1 – "Royalties") * "Metallurgical Recovery". Variables are "LCE Price" = US$26,308/Short Ton ($29,000/tonne) Li_2CO_3, "GRR" = 1.75% and "Metallurgical Recovery" = 73.5%. For more information regarding the material assumptions underlying the mineral resources estimate, see Section 11 of the S-K 1300 Technical Report.

5. Presented at a cutoff grade of 858 ppm Li. and a maximum ash content of 85%.

6. A mineral resource constraining pit shell has been derived from performing a pit optimization estimation using Vulcan software and the same economic inputs as what was used to calculate the cutoff grade.

7. The conversion factor for lithium to LCE is 5.3228.

8. Applied density for the mineralization is weighted in the block model based on clay and ash percentages in each block and the average density for each lithology.

9. Measured Mineral Resources are in blocks estimated using at least 3 drill holes and 10 samples where the closest sample during estimation is less than or equal to 900 ft. Indicated Mineral Resources are in blocks estimated using at least 2 drill holes and 10 samples where the closest sample during estimation is less than or equal to 1,500 ft. Inferred Mineral Resources are in blocks estimated using at least 2 drill holes and 9 samples where the closest sample during estimation is less than or equal to 2,500 ft.

10. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

11. Prior to the exercise of the JV Warrant, LAC owns a 62% interest of the Project, including this mineral resource estimate, with GM owning the remaining 38%.

The statement of Mineral Resources for Thacker Pass as of December 31, 2025 reported in accordance with NI 43-101 are presented in the table below. Mineral Resources are reported inclusive of Mineral Reserves in accordance with NI 43-101.

Mineral Resources Estimate as of December 31, 2025 as reported under NI 43-101					
Classification	Density (g/cc)	Lithium (ppm)	In Situ Dry (Million Metric Tonnes)	In Situ LCE Dry (Million Metric Tonnes)	Metallurgical Recovery (%)
Measured					
Smectite 2	1.74	1,160	59.5	0.4	74%
Smectite 1	1.77	2,390	188.1	2.4	64%
Subtotal - Smectite	**1.76**	**2,090**	**247.6**	**2.8**	**66%**
Illite 3	1.86	2,980	74.2	1.2	84%
Illite 2	1.90	5,020	64.8	1.7	81%
Illite 1	1.81	2,510	174.2	2.3	83%
Subtotal - Illite	**1.84**	**3,140**	**313.2**	**5.2**	**83%**
Subtotal - Measured	**1.81**	**2,680**	**560.8**	**8.0**	**76%**
Indicated					
Smectite 2	1.74	1,240	577.8	3.8	67%
Smectite 1	1.77	2,220	1,328.5	15.7	62%
Subtotal - Smectite	**1.76**	**1,920**	**1,906.3**	**19.5**	**64%**
Illite 3	1.86	2,970	197.4	3.1	84%
Illite 2	1.88	4,860	154.6	4.0	81%
Illite 1	1.80	1,930	966.9	9.9	81%
Subtotal - Illite	**1.82**	**2,490**	**1,318.9**	**17.1**	**81%**
Subtotal - Indicated	**1.79**	**2,150**	**3,225.2**	**36.5**	**71%**
Measured + Indicated					
Smectite 2	1.74	1,230	637.3	4.2	68%
Smectite 1	1.77	2,240	1,516.6	18.1	62%
Subtotal - Smectite	**1.76**	**1,940**	**2,153.8**	**22.2**	**64%**

Mineral Resources Estimate as of December 31, 2025 as reported under NI 43-101					
Classification	Density (g/cc)	Lithium (ppm)	In Situ Dry (Million Metric Tonnes)	In Situ LCE Dry (Million Metric Tonnes)	Metallurgical Recovery (%)
Illite 3	1.86	2,980	271.7	4.3	84%
Illite 2	1.89	4,900	219.4	5.7	81%
Illite 1	1.80	2,020	1,141.1	12.3	81%
Subtotal - Illite	**1.82**	**2,620**	**1,632.2**	**22.3**	**82%**
Subtotal - Measured + Indicated	**1.79**	**2,230**	**3,786.0**	**44.5**	**72%**
Inferred					
Smectite 2	1.73	1,130	186.5	1.1	62%
Smectite 1	1.78	1,990	1,145.1	12.1	73%
Subtotal - Smectite	**1.77**	**1,870**	**1,331.6**	**13.2**	**71%**
Illite 3	1.87	2,970	108.1	1.7	84%
Illite 2	1.89	4,750	86.1	2.2	81%
Illite 1	1.80	1,830	455.7	4.4	80%
Subtotal - Illite	**1.83**	**2,470**	**649.9**	**8.3**	**81%**
Subtotal - Inferred	**1.79**	**2,070**	**1,981.5**	**21.6**	**75%**

Notes:

1. The QP who supervised the preparation of and approved disclosure for the Mineral Resources estimate is Benson Chow, P.G., SME-RM.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. The Mineral Resource model has been generated using Imperial units. Metric tonnages shown in table are conversions from the Imperial Block Model.

4. Mineral Resources are in situ and are reported inclusive of 1,056.7 million metric tonnes (Mt) of Mineral Reserves and 14.3 Mt of LCE.

5. Mineral Resources are reported using an economic break-even formula: "Operating Cost per Resource Short Ton"/"Price per Recovered Short Ton Lithium" * 10^6 = ppm Li Cutoff. "Operating Cost per Resource Short Ton" = US$86.76, "Price per Recovered Short Ton Lithium" is estimated: "Lithium Carbonate Equivalent (LCE) Price" * 5.3228 *(1 – "Royalties") * "Metallurgical Recovery". Variables are "LCE Price" = US$26,308/Short Ton ($29,000/tonne) Li_2CO_3, "GRR" = 1.75% and "Metallurgical Recovery" = 73.5%.

6. Presented at a cutoff grade of 858 ppm Li. and a maximum ash content of 85%.

7. A mineral resource constraining pit shell has been derived from performing a pit optimization estimation using Vulcan software and the same economic inputs as what was used to calculate the cutoff grade.

8. The conversion factor for lithium to LCE is 5.3228.

9. Applied density for the mineralization is weighted in the block model based on clay and ash percentages in each block and the average density for each lithology.

10. Measured Mineral Resources are in blocks estimated using at least 3 drill holes and 10 samples where the closest sample during estimation is less than or equal to 900 ft. Indicated Mineral Resources are in blocks estimated using at least 2 drill holes and 10 samples where the closest sample during estimation is less than or equal to 1,500 ft. Inferred Mineral Resources are in blocks estimated using at least 2 drill holes and 9 samples where the closest sample during estimation is less than or equal to 2,500 ft.

11. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

12. Prior to the exercise of the JV Warrant, LAC owns a 62% interest of Thacker Pass, including this mineral resource estimate, with GM owning the remaining 38%.

Potential risk factors that could affect the Mineral Resource estimates include but are not limited to large changes in the market pricing, commodity price assumptions, material density factor assumptions, material ash estimations, fault mapping, future geotechnical evaluations, metallurgical recovery assumptions, mining and processing cost assumptions and other cost estimates could affect the pit optimization parameters and therefore the cut-off grades and Mineral Resource estimates.

The Mineral Resource Estimate is based on a cutoff grade analysis, an optimized pit shell and drill hole spacing based on geostatistical analysis. The Mineral Resource was also assessed where it was estimated under major infrastructure such as waste piles and the plant.

Mineral Reserve Estimates

The statement of Mineral Reserves for Thacker Pass as of December 31, 2025, reported in accordance with S-K 1300 and NI 43-101, are presented in the tables below.

Mineral Reserves Estimate as of December 31, 2025 as Reported under S-K 1300							
Classification / Geological Domain	Density (g/cc)	Lithium (ppm)	100% Project Basis		62% LAC Control Basis		Metallurgical Recovery (%)
			ROM Dry (Million Metric Tonnes)	ROM LCE Dry (Million Metric Tonnes)	ROM Dry (Million Metric Tonnes)	ROM LCE Dry (Million Metric Tonnes)	
Proven							
Smectite 2	1.71	1,110	0.5	0.0	0.3	0.0	73%
Smectite 1	1.77	2,460	17.7	0.2	11.0	0.1	66%
Subtotal - Smectite	**1.77**	**2,420**	**18.2**	**0.2**	**11.3**	**0.1**	**66%**
Illite 3	1.86	3,000	65.6	1.1	40.7	0.7	84%
Illite 2	1.9	5,020	58.8	1.6	36.5	1.0	81%
Illite 1	1.8	2,510	126.9	1.7	78.7	1.0	83%
Subtotal - Illite	**1.84**	**3,230**	**251.3**	**4.3**	**155.8**	**2.7**	**82%**
Subtotal - Proven	**1.83**	**3,180**	**269.5**	**4.5**	**167.1**	**2.8**	**82%**
Probable							
Smectite 2	1.73	1,730	25.3	0.2	15.7	0.1	76%
Smectite 1	1.77	2,550	48.7	0.7	30.2	0.4	64%
Subtotal - Smectite	**1.76**	**2,270**	**74.1**	**0.9**	**45.9**	**0.6**	**67%**
Illite 3	1.85	3,110	102.0	1.7	63.2	1.0	83%
Illite 2	1.87	4,690	77.0	1.9	47.7	1.2	81%
Illite 1	1.78	1,840	534.0	5.2	331.1	3.2	80%
Subtotal - Illite	1.8	2,330	713.1	8.8	442.1	5.5	81%
Subtotal - Probable	**1.8**	**2,320**	**787.1**	**9.7**	**488.0**	**6.0**	**80%**
Proven + Probable							
Smectite 2	1.73	1,720	25.8	0.2	16.0	0.1	76%
Smectite 1	1.77	2,530	66.4	0.9	41.2	0.6	64%
Subtotal - Smectite	**1.76**	**2,300**	**92.2**	**1.1**	**57.2**	**0.7**	**67%**
Illite 3	1.85	3,070	167.7	2.7	104.0	1.7	83%
Illite 2	1.88	4,830	135.9	3.5	84.3	2.2	81%
Illite 1	1.79	1,970	660.9	6.9	409.8	4.3	81%
Subtotal - Illite	**1.81**	**2,560**	**964.4**	**13.2**	**597.9**	**8.2**	**82%**
Total - Proven + Probable	**1.81**	**2,540**	**1,056.7**	**14.3**	**655.2**	**8.9**	**80%**

Notes:

1. Mineral Reserves Estimate were prepared by a QP employed by Sawtooth Mining, LLC as of December 31, 2024 and remain current as of December 31, 2025.

2. Mineral Reserves have been converted from measured and indicated Mineral Resources within the pre-feasibility study and have demonstrated economic viability.

3. Reserves presented in an optimized pit at an 85% maximum ash content, cutoff grade of 858 ppm Li, and an average cut-off factor of 13.3 kg of LCE recovered per tonne of leach ore tonne (ranged from 7.5-26 kg of LCE recovered per tonne of leach ore tonne).

4. A sales price of $29,000 US$/tonne of Li_2CO_3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2024. An overall slope of 27 degrees was applied. For bedrock material pit slope was set at 52 degrees. Mining and processing costs of $95.40 per tonne of ROM feed, a processing recovery factor based on the block model, and a GRR cost of 1.75% were additional inputs into the pit optimization. For more information regarding the material assumptions underlying the mineral reserve estimate, see Section 12 of the S-K 1300 Technical Report.

5. A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the

economic assessment within the TRS, which is used to show the economic viability of the Mineral Reserves.

6. Applied density for the ore is varied by clay type.

7. Lithium Carbonate Equivalent is based on in-situ LCE tonnes with a 95% mine recovery factor.

8. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

9. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

10. Prior to the exercise of the JV Warrant, LAC owns a 62% interest of the Project, including this mineral reserve estimate, with GM owning the remaining 38%.

Mineral Reserve Estimate as of December 31, 2025 as reported under NI 43-101					
Classification	Density (g/cc)	Lithium (ppm)	ROM Dry (Million Metric Tonnes)	ROM LCE Dry (Million Metric Tonnes)	Metallurgical Recovery (%)
Proven					
Smectite 2	1.71	1,110	0.5	0.0	73%
Smectite 1	1.77	2,460	17.7	0.2	66%
Subtotal - Smectite	**1.77**	**2,420**	**18.2**	**0.2**	**66%**
Illite 3	1.86	3,000	65.6	1.1	84%
Illite 2	1.90	5,020	58.8	1.6	81%
Illite 1	1.80	2,510	126.9	1.7	83%
Subtotal - Illite	**1.84**	**3,230**	**251.3**	**4.3**	**82%**
Subtotal - Proven	**1.83**	**3,180**	**269.5**	**4.5**	**82%**
Probable					
Smectite 2	1.73	1,730	25.3	0.2	76%
Smectite 1	1.77	2,550	48.7	0.7	64%
Subtotal - Smectite	**1.76**	**2,270**	**74.1**	**0.9**	**67%**
Illite 3	1.85	3,110	102.0	1.7	83%
Illite 2	1.87	4,690	77.0	1.9	81%
Illite 1	1.78	1,840	534.0	5.2	80%
Subtotal - Illite	**1.80**	**2,330**	**713.1**	**8.8**	**81%**
Subtotal - Probable	**1.80**	**2,320**	**787.1**	**9.7**	**80%**
Proven + Probable					
Smectite 2	1.73	1,720	25.8	0.2	76%
Smectite 1	1.77	2,530	66.4	0.9	64%
Subtotal - Smectite	**1.76**	**2,300**	**92.2**	**1.1**	**67%**
Illite 3	1.85	3,070	167.7	2.7	83%
Illite 2	1.88	4,830	135.9	3.5	81%
Illite 1	1.79	1,970	660.9	6.9	81%
Subtotal - Illite	**1.81**	**2,560**	**964.4**	**13.2**	**82%**
Total - Proven + Probable	**1.81**	**2,540**	**1,056.7**	**14.3**	**80%**

Notes:

1. Mineral Reserves Estimate has been prepared by Kevin Bahe, P.E.

2. Mineral Reserves have been converted from measured and indicated Mineral Resources within the feasibility study and have demonstrated economic viability.

3. Reserves presented in an optimized pit at an 85% maximum ash content, cutoff grade of 858 ppm Li, and an average cut-off factor of 13.3 kg of LCE recovered per tonne of leach ore tonne (ranged from 7.5-26 kg of LCE recovered per tonne of leach ore tonne).

4. A sales price of $29,000 US$/tonne of Li_2CO_3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2024. An overall slope of 27 degrees was applied. For bedrock material pit slope was set at 52 degrees. Mining and processing costs of $95.40 per tonne of ROM feed,

a processing recovery factor based on the block model, and a GRR cost of 1.75% were additional inputs into the pit optimization.

5. A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the Technical Report, which is used to show the economic viability of the Mineral Reserves.

6. Applied density for the ore is varied by clay type.

7. Lithium Carbonate Equivalent is based on in-situ LCE tonnes with a 95% mine recovery factor.

8. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

9. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

10. Prior to the exercise of the JV Warrant, LAC owns a 62% interest of Thacker Pass, including this mineral reserve estimate, with GM owning the remaining 38%.

The Mineral Reserves estimate is based on current knowledge, engineering constraints and land status. Large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, cost estimates or metallurgical recovery could affect the pit optimization parameters and therefore the cut-off grades and estimates of Mineral Reserves.

Mining Methods

Thacker Pass is designed to be a surface mine, as the shallow and massive nature of the deposit makes it amenable to open-pit mining methods. The mining method assumes hydraulic excavators loading a fleet of end dump trucks. This truck/excavator fleet will develop several offset benches to maintain geotechnically stable highwall slopes. These benches will also enable the mine to have multiple grades of ore exposed at any given time, allowing flexibility to deliver and blend ore as needed.

Processing and Recovery Methods

The Mineral Reserves are comprised of two main types of lithium-bearing clay, smectite and illite, with volcanic ash and other gangue minerals mixed throughout. Feed to the process plant is determined by a cutoff factor of extractable lithium per tonne clay. The extractable recoverable lithium is calculated based on correlations developed by LAC. Though both types of clay will be processed, most of the feed is illite clay type, averaging 96.6% over the life of mine ("**LOM**"). Run-of-mine ore will be delivered to the plants from stockpiles which have dedicated comminution and conveyor systems.

The Report plans for developing four expansion phases at Thacker Pass after the current initial Phase 1. Lithium carbonate production from Phases 1 through 4 is designed for a nominal 40,000 t/y capacity per phase for a total nominal capacity of 160,000 t/y. Phase 5 expansion would be introduced at the time of Phase 4 expansion when mined ore grade decreases resulting in available capacity in the lithium carbonate crystallization circuits constructed during the initial four Phases. With full buildout, the process plant would operate 24 hours/day, 365 days/year with an overall availability of 88% and a mine life of 85 years. The total amount of ore processed from the mine plan is 1,057 Mt (dry).

The recovery process consists of the following primary circuits: (i) Beneficiation, including Comminution, Attrition Scrubbing, Classification, and Solid-Liquid Separation (Thickening and Dewatering); (ii) Leaching; (iii) Neutralization; (iv) Counter Current Decantation and Filtration; (v) Magnesium and Calcium Removal; (vi) Lithium Carbonate (Li_2CO_3) production, including 1st Stage Lithium Carbonate Crystallization, Bicarbonation, 2nd Stage Lithium Carbonate Crystallization, and Sodium Sulfate and Potassium Sulfate Crystallization (Zero Liquid Discharge ("**ZLD**")).

In beneficiation, ROM ore is crushed then mixed with water and fed to unit operations designed to liberate lithium bearing clay from gangue material. The clay is separated from coarse gangue in classification, with coarse gangue being stockpiled and eventually used as pit backfill material. The clay fines are then sent to the first dewatering stage (thickening) followed by decanter centrifuging.

The centrifuge discharge cake is repulped in recycled process solution then mixed with sulfuric acid ("H_2SO_4") from the acid plant, leaching lithium and other constituents into solution. Acid availability determines leach feed rates, which in turn determines ore mining rates. The free acid contained in the resultant leached residue is neutralized with both a slurry of ground limestone and a magnesium hydroxide slurry from the downstream magnesium precipitation circuit. The neutralized slurry is sent to a countercurrent decantation ("**CCD**") circuit to recover the lithium bearing solution from the solids with the washed solids then being fed to recessed chamber filter presses. The filter cake is then conveyed to the clay tailings filter stack ("**CTFS**") as waste material for storage while the filtrate is returned to the CCD circuit.

The lithium bearing solution recovered in CCD is sent to magnesium and calcium removal circuits where first the bulk of the magnesium is crystallized as hydrated magnesium sulfate ("$MgSO_4$") salts, removed via centrifugation, and conveyed to the CTFS. Any remaining magnesium in the brine is then precipitated with milk-of-lime and separated by recessed chamber filter presses. The precipitated solids are repulped and recycled back to neutralization (as stated above), eventually leaving the process with neutralized filter cake. The calcium in the liquor is removed via soda ash addition, and an ion exchange polishing step brings the divalent cation concentration to very low levels.

The second stage Li_2CO_3 crystal product is separated via centrifugation then sent to drying, cooling and packaging. Mother liquor from the Li_2CO_3 crystallizers is sent to the ZLD crystallizer to remove Na and K as sulfate salts. The salts are sent to the CTFS while lithium remaining in the concentrate is recycled back to the front of the Li_2CO_3 circuit and recovered.

Process design criteria were developed by LAC's process engineering group based on in-house and vendor test results that were incorporated into the process modelling software Aspen Plus® to generate a steady-state material and energy balance. The design basis for the beneficiation facility is to process an average ROM throughput rate for each Phase expansion of about 2.7 M dry tonnes per year, or 7,522 dry tonnes per day ("**t/d**") of feed, including an 88% plant annual overall availability. Throughput from the mine to the crushing plant is targeted based on an average coarse gangue rejection rate of about 42% of the ROM material. The design basis results in an estimated production rate of approximately 125 t/d (42,196 t/y) of battery grade lithium carbonate. For the purposes of this report each expansion from Phases 1 – 4 equates to a nominal production rate of 40,000 t/y lithium carbonate per phase.

Recovery of lithium carbonate equivalent from ore mined and processed to produce lithium carbonate, ranges from 75.2% to 83.7%. The weighted average recovery of lithium carbonate from lithium carbonate equivalent mined for the first 25 years and the 85-year life-of-mine plan is 82.1% and 80.4% respectively. The recovery ranges are realized from an average mined lithium grade of 2,538 ppm contained within an ore blend consisting of 96.6% illite and 3.4% smectite.

Infrastructure, Permitting and Compliance Activities

Infrastructure and Logistics

Thacker Pass has the potential to be constructed in five phases. Each expansion, if approved as planned, would occur four years apart from each other with Phases 1, 2, 3 and 4 designed to produce a nominal 40,000 t/y of lithium carbonate from acid plants producing a nominal 2,250 t/d sulfuric acid. Phase 5 would occur at the same time as Phase 4 and is designed to include a 3,000 t/d sulfuric acid plant and a process plant to support higher leach feed rates through brine production only. Mined material and tailings will be moved by conveyors and trucks.

Process Plant General Arrangement

Lithium-rich clays are mined and transported via haul truck to the mineral beneficiation equipment at the processing plant. Raw water is sourced via aquifer-fed wells and pumped 7 miles east of the process area to dedicated raw water tanks located in the process plant areas. The processing plants are east of the mine open pit.

Generally, Phase 2 is a mirror of Phase 1. Phase 4 would be a mirror of Phase 3, and Phase 5 expansion would be a standalone development.

Reagents, Consumables and Shipping

Limestone, quicklime, flocculant, and soda ash reagents are delivered to each processing plant in solid form while liquid sulfur, propane, ferric sulfate, caustic soda, and hydrochloric acid are delivered as liquids. Based on current projections, over-highway trucking would be used during Phases 1 through 3; during Phase 4, a short-line railroad to the project would deliver most bulk raw materials directly to the project site for the duration of the LOM.

Delivery routes and offloading locations for raw materials are designed to limit potential incidents with other traffic, operations, and maintenance activities.

Ancillary Buildings

Ancillary buildings to support each phase of the project include: (i) Site security buildings and entrances; (ii) Administration office buildings; (iii) Plant maintenance and warehouse buildings; (iv) Packaging Warehouse building; (v) Laboratory and control room buildings; and (vi) Mine facilities area holding fuel, lubrication, wash bay, and maintenance workshop.

Roads

The planned traffic flow to the Project will primarily come from Winnemucca, Nevada along Highway 95 then onto State Route 293 ("**SR-293**"). Access improvements along SR-293 adjacent to the Project site were completed in 2023 with Nevada Department of Transportation ("**NDOT**") oversight. Improvements included the development of three turn/deceleration lanes at the Phase 1 and 2 Process Plant Entrance, Construction Entrance and Mine Entrance along with cattle guard improvements on the BLM Pole Creek Road. These entrances will support the construction and operations during Phase 1 and 2 developments. By year 40 of the mine plan, it is anticipated that a portion of SR-293 will need to be relocated outside of the open pit extents.

SR-293 passes adjacent to the Project and connects the Kings River Valley to U.S. Highway 95 in Orovada, Nevada. During years 39 and 40, SR-293 would be rerouted outside of the proposed open pit limits to accommodate the later phases.

Additionally, an intersection in the town of Orovada, NV at US-95/ SR-293 junction was improved in 2023 with NDOT oversight to accommodate additional traffic to the Thacker Pass site. Construction and operations traffic to the site will generally travel northbound on US-95 and turn west onto SR-293. The highway improvements included a deceleration lane for traffic to turn onto SR-293.

Power Supply

Electrical power for Thacker Pass will be supplied by on-site power generation and via hydroelectric grid power from the local electric utility cooperative, Harney Electric Cooperative ("**HEC**"). A 115 kV transmission network line crosses the project site. Thacker Pass will generate a portion of the steady-state power demand via Steam Turbine Generators driven by steam produced by the sulfuric acid plant. The rest of the steady-state loads and any peaks will be serviced by power purchased from HEC.

The 115 kV transmission line and fiber optic cable line pass through Thacker Pass proposed open pit mine and connects the Kings River Valley Substation. During the years 39 and 40 highway realignment, the overhead 115 kV transmission and fiber optic communication line to the Kings River Substation will also be relocated.

As part of the Project, the Company is upgrading six regional substations and switching stations to enhance reliability for grid power from the local electric utility cooperative. This work is expected to be completed to energize the Project in Q4 2026.

Sulfuric Acid Production

The sulfuric acid plants for Thacker Pass are Double Contact Double Absorption ("**DCDA**") sulfur burning sulfuric acid plants. Phase 1 through Phase 4 will each have a single sulfuric acid ("**H_2SO_4**") plant capable of producing nominal 2,250 t/d while Phase 5 will be 3,000 t/d (100 weight % H_2SO_4 basis) of sulfuric acid by burning liquid elemental sulfur. Sulfur is delivered to site and is unloaded by gravity into a Sulfur Unloading Pit which provides sulfur to the sulfuric acid plants. The sulfuric acid generated from each plant is used in the process plant for the chemical production of lithium carbonate. The total annual operating days are based upon expected scheduled and unscheduled maintenance. Acid production is a function of the plant's nominal capacity and production over Design Capacity with production efficiency of the equipment decreasing over a three-year period until scheduled maintenance occurs. Each sulfuric acid plant has two Liquid Sulfur Storage Tanks with a combined total storage capacity of 28 days (about 4 weeks). The sulfur is transferred from the tanks to the Sulfur Feed Pit and from there to the Sulfur Furnace.

Water Source

The existing Quinn Raw Water Well QRPW18-01 (Quinn Well 1) was drilled in September 2018 to a depth of 172.2 meters (about 564.96 ft) below the ground surface (bgs). The well has been tested and is able to sustain 908 m3/h (4,000 gpm), which satisfies the expected average demand servicing all potable, mining and process flow streams for Phase 1 of 380 m3/h and 760 m^3/h for Phase 2. Quinn Well 2 (QRPW23-01) is a backup well located 1.6 km (1 mile) west of QRPW18-01 that was drilled to a depth of 173.7 meters (bgs) in February 2023.

The hydraulic capacity of the pump and piping system from the production wells to the plant site is 908 m3/h (4,000 gpm). The Process Plant Raw/Fire Water Tank (35 m diameter) capacity is 7,059 m^3 (1.86 M gallons), storing 5,016 m3 (1.32 M gallons) for 6 hours make up water, above the fire water reserve.

Phases 3, 4 and 5 would require an additional raw water supply system to include production wells and raw water supply line. Two additional wells and a pipeline would be anticipated to be installed to provide an additional 908 m^3/h (4,000 gpm) per well.

Environmental Studies and Permitting

Refer to Part I – Item 1: Business – Regulatory and Permitting in this Form 10-K for a summary of permits required and a permitting history.

Capital and Operating Costs

Capital Cost Estimate

Development capital costs are divided across the five construction phases with additional LOM capital required to relocate state route and power line infrastructure. Though Phase 1 has been optimized to exclude most of Phase 2 pre-investment where possible, it inherently includes the majority of civil earth works and site infrastructure to support Phase 2. If approved, Phase 2, 3 and 4 would include the addition of acid plants and construction of mineral and chemical processing facilities to produce an additional nominal 40,000 t of lithium carbonate per year from each phase. Phase 5 expansion is contemplated to occur at the same time as the Phase 4 expansion and would include the addition of an acid plant capable of producing 3,000 t/d sulfuric acid. Phase 5 processing circuits would include beneficiation through magnesium sulfate. Due to excess capacity available in the purification circuits constructed from Phases 1 through 4 the lithium extracted from Phase 5 would be introduced into the Phase 1-4 purification plants.

The total development capital includes a 15% contingency. Total development capital cost for Phase 1 through 5 plus additional LOM capital is $12,441 million, which includes Phase 1 at $2,930 million; Phase 2 at $2,328 million; Phase 3 at $2,754 million; Phase 4 and 5 at $4,315 million and an additional $114 million over the LOM. Due to rounding, some totals may not correspond with the sum of the separate figures.

As of December 31, 2025, a total of $982.8 million of construction capital costs and other project-related costs have been capitalized.

The Company is targeting a Capex range of $1.3 billion to $1.6 billion for Thacker Pass Phase 1 for fiscal year 2026, as shown in the table below:

(US$)	2026 Capex Guidance
Thacker Pass Phase 1 construction costs[1][2]	$1.2 - $1.5 billion
Other capitalized development costs for Thacker Pass[3]	$30 - $40 million
Capitalized interest on the DOE loan	$45 - $55 million
Total	**$ 1.3 - $1.6 billion**

Notes:
[1] Thacker Pass Phase 1 construction costs do not include $8.0 million of community contributions that are required to be expensed under US GAAP, though these were included in the $2.93 billion Capex estimate per the Company's Reports.

Thacker Pass Phase 1 construction costs include estimated tariff exposure for equipment and construction material sourced from Canada, China, India, UAE, Turkey and the European Union. The Company has been working toward limiting the effect of any potential tariffs on the Company's construction supply chain, with approximately 75% of the total capital project cost structure related to labor, contractors and other services not expected to be directly affected by any potential tariffs. The Company continues to monitor closely potential tariff exposure; however, changes in tariffs and trade restrictions can be announced with little or no advance notice. The estimates provided are based on known information as of the date of this news release.

(3)   Other capitalized development costs are required to be capitalized under US GAAP, though these were not included in $2.93 billion Capex estimate per the Company's Reports.

Sustaining Capital Costs

Sustaining capital costs for the base case totaling $6,921 million have been estimated over the 85-year LOM. Capital costs are not included in sustaining costs but includes third party capital recovery for transload, mining and limestone quarry repayments.

Closure Costs

Closure costs are estimated based upon necessary reclamation, remediation and closure of the 85-year facility. These closure costs of $462 million will be updated as operations continue, and concurrent reclamation takes place. Site overhead during closure will be a corporate cost.

Operating Cost Estimate

The estimated average annual operating expenditures ("**OPEX**") over the 85-year mine life is $1,086 million, or $8,039/t of lithium carbonate produced, and for Years 1-25 of the 85 year mine life, estimated average annual OPEX is $779 million, or $6,238/t of lithium carbonate produced.

Economic Analysis

The only revenue stream is sales of lithium carbonate. Cost inputs into the model are based primarily on Q3 2024 pricing, and the discount period commences Q3 2023. Two scenarios were prepared: i) for the 85-year LOM ("**Base Case**") and ii) for Years 1-25 of the 85-year LOM ("**Production Scenario**").

Production and Revenues

Phases 1 through 4 are each designed for a nominal production rate of 40,000 t/y of lithium carbonate. If approved as planned, the Phases would come online in years 1, 5, 9, and 13 respectively. A fifth phase would be constructed to produce brine only to feed the four previous phases. Actual production varies with the grade of ore mined and process chemistries in each year of the expected mine life of 85 years.

Product selling price has been forecasted over the study period at $24,000/t lithium carbonate. The annual average lithium carbonate production for the Base Case is 135,132 t/y (LOM total of 11,486,261 t/y) and the annual average revenue is $3.2 billion per year (LOM total of $275,670 million). The annual average lithium carbonate production for the Production Scenario is 124,867 t/y (Years 1-25 total of 3,121,685 t/y) and the annual average revenue is $3.0 billion per year (Years 1-25 total of $74,921 million).

Financial Model Results

Thacker Pass financial performance is measured through Net Present Value ("**NPV**"), Internal Rate of Return ("**IRR**") and Payback Period ("**Payback**").

The Project's estimated after-tax NPV at an 8% discount rate for the Production Scenario is $5.9 billion and for the Base Case is $8.7 billion. The Project's after-tax IRR for the Production Scenario is 19.6% and for the Base Case is 20.0%. The undiscounted Payback for both the Production Scenario and the Base Case is 8.7 years.

Sensitivity Analysis

A sensitivity analysis was performed on NPV at an 8% discount and IRR at a range of discount rates for three lithium carbonate product selling price cases for three scenarios -25% (downside), 0% (base-fixed) and +25% (high).

At the base-fixed scenario (average selling price of $24,000/t), NPV is $8.7 billion and IRR is 20.0%. In the downside scenario (-25% average selling price of $18,000/t), NPV is $3.4 billion and IRR is 12.8%. In the high scenario (+25% average price of $30,000/t), NPV is $13.6 billion and IRR is 26.5%.

A sensitivity analysis was performed on NPV at different discount rates for both the Base Case and Production Scenario. For the Base Case, the discount rates resulted in an NPV of $134.5 billion at 0% (undiscounted cash flow); $15.1 billion at 6%; $8.7 billion at 8%; $5.2 billion at 10%; $3.1 billion at 12%; and $0.9 billion at 16%. For the Production Scenario, the discount rates resulted in an NPV of $32.6 billion at 0% (undiscounted cash flow); $9.0 billion at 6%; $5.9 billion at 8%; $3.8 billion at 10%; $2.4 billion at 12%; and $0.7 billion at 16%.

Commercial Agreements

On February 16, 2023, as part of closing GM's Tranche 1 Investment, Old LAC entered into the Phase 1 Offtake Agreement with GM pursuant to which Old LAC agreed to supply GM with lithium carbonate production from Phase 1 of Thacker Pass. As part of the Arrangement, the Phase 1 Offtake Agreement was assigned by Old LAC to the Company. Concurrently with closing of the DOE Loan in October 2024, the Phase 1 Offtake Agreement was extended to 20 years. As part of closing the JV Transaction in December 2024, GM also entered into an additional 20-year offtake agreement for up to 38% of production volumes from Phase 2 of Thacker Pass and will retain its right of first offer on the remaining balance of Phase 2 volumes. In October 2025, in addition to the OWCA, the Company and GM entered into an amendment to GM's lithium offtake agreement to provide additional support to the Project. The amendment permits the JV to enter into additional third-party offtake agreements for certain remaining production volumes not forecasted to be purchased by GM for the first five years of Phase 1. The price under each Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. For additional details on the GM Transaction, see *Part I – Item 1: Business – Organizational History and Recent Developments* and *Part I – Item 1: Business – GM Offtake.*

In 2019, LN entered into a mine design, consulting and mining operations agreement with Sawtooth Mining, LLC ("**Sawtooth Mining**"), a subsidiary of NACCO Industries Inc. and North American Coal. Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance, and mining and mine closure services for Thacker Pass, which will supply all of LN's lithium-bearing ore requirements. Sawtooth Mining agreed to provide LN with the following (i) $3.5 million in seven consecutive equal quarterly instalments, with the final payment received in October 2020; and (ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to provide initial funding for up to $50 million to procure all mobile mining equipment required for Phase 1 operations. Excluding these Sawtooth Mining investments, LN bears all costs of mining and mine closure. A one-time "success fee" payment milestone triggered on October 31, 2023 obligates LN to pay to Sawtooth Mining $4.7 million upon achieving commercial production, or accrue an 8% monthly interest on the "success fee" obligation thereafter if not paid in full. LN entered into master services agreements with EXP U.S. Services Inc. ("**EXP**"), ITAC Engineers, P.C. ("**ITAC**"), M3 Engineering & Technology Corp. ("**M3**") and EDG, Inc. ("**EDG**"). EXP was contracted to develop the design and costing of the acid plant. In 2020, LN entered into master services agreements with M3 and ITAC to work with Sawtooth Mining and LN personnel to advance analysis and engineering of Thacker Pass. Subsequently, in 2021, LN entered into a master services agreement with EDG to act as an owner's engineer and evaluate the quality and coordination of work among the various engineering firms. EDG's team augmented LN's staffing and supported M3 and ITAC to support and guide interfaces between the engineering teams, equipment vendors and validate quality of work against their extensive catalog of project work.

In 2021, Aquatech International, LLC ("**Aquatech**") was contracted through a master services agreement to provide confirmation test work, equipment engineering, equipment manufacture and supply for purification and final product crystallization systems for the lithium carbonate production plant. Furthermore, and after a long and robust tender process, in November 2022, LN entered into an EPCM agreement with Bechtel for the construction of Phase 1. The EPCM agreement operates on a cost reimbursable basis.

In 2023, LN entered into a License Agreement with MECS, Inc. ("**MECS**") for the use of certain intellectual property relating to the design, operation and performance of MECS proprietary equipment relating to the acid plant. The agreement provides for a technology license in relation to the plant based on a one-time fully paid-up license fee (payable in four parts), as well as technical services to be provided by MECS.

In 2025, the Company entered into both an interconnection agreement and a power purchase agreement, with Harney Electric Cooperative. These agreements are, respectively, for the construction of power infrastructure to the project, and to secure 35 megawatts of hydropower administered by the Bonneville Power Administration for Phase 1 operations of Thacker Pass.

In 2025, the Company entered into an agreement with Target Hospitality Corp. for the design, installation, maintenance and operation of Company's WFH located in Winnemucca, Nevada. The WFH houses employees engaged in the construction of Thacker Pass. The agreement between the Company and Target Hospitality Corp. operates on a cost reimbursable basis.

Item 3: Legal Proceedings

The Company is involved in various legal and administrative proceedings in the normal course of business, the ultimate resolutions of which, in the opinion of management, are not anticipated to have a material effect on the Company's results of operations, liquidity or financial condition.

The Company has resolved or secured judicial dismissal of all legal and regulatory actions and proceedings, which arose in the ordinary course of resource development. On July 30, 2025, the Company finalized a settlement agreement relating to protests involving certain Project-related water rights, and related judicial appeals were subsequently dismissed. In connection with the closing of the settlement, the State Engineer confirmed that the Company's water rights were in full force and effect. There are no current adversarial matters involving the Company or its regulatory authorizations.

Item 4: Mine Safety Disclosures

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 which is administered by the U.S. Department of Labor's Mine Safety and Health Administration ("**MSHA**").

In October 2023, MSHA determined Thacker Pass was an operating mine.

During the fiscal year ended December 31, 2025, the Company and its subsidiaries did not experience any mining-related fatalities, receive any MSHA health and safety violations, orders and citations and was not subject to related assessments and legal actions.

PART II

Item 5: Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common shares trade on the NYSE and on the TSX under the symbol "LAC." On March 18, 2026, there were 347,369,613 shares issued and outstanding held by 27 holders of record, which does not include shareholders for which shares are held in nominee or street name. The Company believes that more than half of its common shares are beneficially owned by investors in the United States.

Dividends

The Company has never declared or paid dividends on its Common Shares and does not expect to declare or pay dividends in the foreseeable future as a pre-production development company. In addition, the Company's ability to pay dividends is, and may be in the future, limited by covenants under the DOE Loan, the JV Transaction and the Orion Note, as well as other indebtedness the Company or its subsidiaries incur. Therefore, any return on investment in the Company's Common Shares is solely dependent upon the appreciation of the price of its Common Shares on the open market, which may not occur. In the future, in determining whether to declare dividends, the Board will consider the Company's financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant.

Item 6: Reserved

Not applicable.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("**MD&A**") provides information concerning the financial condition and results of operations of the Company and should be read in conjunction with the Company's audited consolidated financial statements as at and for the fiscal years ended December 31, 2025 and 2024 ("**FY 2025**" and "**FY 2024**," respectively), in each case, together with the notes thereto. The financial information contained in this MD&A is derived from the consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States ("**U.S. GAAP**") and applicable rules and regulations of the Securities and Exchange Commission ("**SEC**"). The Company uses certain non-GAAP financial measures. For a detailed description of each of the non-GAAP measures used, please refer to the discussion under "Use of Non-GAAP Financial Measures and Reconciliations." This item should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in this annual report on Form 10-K.

The Company's fiscal year is the 12-month period ending December 31. All references to "Q4 2025" and "Q4 2024" are to the fiscal quarters for the three-month periods ended December 31, 2025 and December 31, 2024 respectively. Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

BACKGROUND

Lithium Americas Corp. (the "**Company**") is principally focused on development of Thacker Pass ("**Thacker Pass**" or the "**Project**") a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. Thacker Pass is owned by Lithium Nevada LLC ("**LN**"), a wholly owned subsidiary of Lithium Nevada Ventures LLC ("**Lithium Nevada Ventures**"), the joint venture ("**JV**") between General Motors Holdings LLC ("**GM**") and the Company (together, the "**JV Partners**"). As of March 18, 2026, the Company owns a 62% interest in Thacker Pass and manages the Project (the "**Manager**"), and GM owns a 38% interest in Thacker Pass. The JV is consolidated in the consolidated financial statements of the Company.

The Company was incorporated on January 23, 2023 under the Business Corporations Act (British Columbia). The Company's common shares are listed on the New York Stock Exchange ("**NYSE**") and on the Toronto Stock Exchange ("**TSX**") under the symbol "LAC." The Company accounts for the business in one segment and one geographical area.

The Company's head office and principal address is Suite 3260, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

2025 and SUBSEQUENT TO DECEMBER 31, 2025 FINANCIAL AND CORPORATE HIGHLIGHTS

- As of December 31, 2025, the Company had approximately $905.6 million in total cash and restricted cash, including $412.6 million at the JV.

- During the year ended December 31, 2025, $611.6 million of construction capital costs and other project-related costs were capitalized. To December 31, 2025, a total of $982.8 million of construction capital costs and other project-related costs have been capitalized. See the Capital Expenditure and 2026 Capital Guidance section below for more details.

- On October 7, 2025, the Company and the U.S. Department of Energy ("**DOE**") entered into an omnibus waiver, consent and amendment (as amended the "**OWCA**") for certain amendments to the Company's loan from the DOE ("**DOE Loan**"). Pursuant to the OWCA, on January 30, 2026 (the "**Issuance Date**"), the Company issued to the DOE: (a) a warrant agreement to purchase up to 18,286,687 Common Shares of the Company at an exercise price of $0.01 per share (the "**LAC Warrant**") and (b) a warrant agreement to purchase 8,656,509,695 non-voting units of the JV (the "**Non-Voting Units**") at an exercise price of $0.0001 per unit (the "**JV Warrant**").

  o   As of March 18, 2026, the LAC Warrant and the JV Warrant have not been exercised.

- The Company received its first advance on the DOE Loan of $435.0 million on October 20, 2025 and its second advance on the DOE Loan of $432 million on February 24, 2026.

- During 2025, the Company entered into three separate at-the-market ("**ATM**") programs, the last of which was completed in January 2026. Under these programs, during the year ended December 31, 2025, the Company sold 68.2 million common shares at an average price of $5.98 per share, for aggregate net

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Expressed in US dollars, unless stated otherwise)

proceeds of $401.2 million after sales agent's commission and other expenses. Subsequent to December 31, 2025, the last ATM program was completed, and the Company sold an additional 32.5 million common shares, at an average price of $5.92 per share, for net proceeds of $189.7 million after sales agent's commission and other expenses.

- On April 1, 2025, the JV Partners announced the final investment decision ("**FID**") for construction of Phase 1 of Thacker Pass.

- On April 1, 2025, the Company closed the previously announced strategic investment from fund entities managed by Orion Resource Partners LP (collectively, "**Orion**"), for the development and construction of Phase 1 of Thacker Pass ("**Orion Investment**"). As part of closing, Orion paid the Company total gross proceeds of $220 million in cash for $195 million of senior unsecured convertible notes (the "**Notes**") and $25 million in exchange for payments corresponding to the minerals produced and gross revenue generated by Thacker Pass (the "**Production Payment Agreement**" or "**PPA**"). On declaring FID, GM and the Company contributed $100 million and $191.6 million in cash to the JV, respectively.

- On October 10, 2025 and October 28, 2025, fund entities managed by Orion elected to convert a total of $97.5 million in accordance with the terms of the Notes. Following the conversions, total future interest payable under the Notes has been reduced pro rata.

2025 PROJECT AND CONSTRUCTION HIGHLIGHTS

The Company continues to progress major construction at Thacker Pass Phase 1. Construction milestones achieved in 2025 include:

- As of December 31, 2025, detailed engineering design complete achieved 93%, while procurement was 60% complete.

- At the end of December 2025, there were approximately 950 personnel on site at Thacker Pass, including approximately 740 manual craft and 210 additional site workers. The number of personnel is expected to increase to approximately 1,800 at peak construction in 2026.

- In 2025, 1.69 million workhours were completed at Thacker Pass without a serious injury or lost-time incident, and the total recordable incident frequency rate was 0.21.

- Foundation, rebar and concrete work continue at multiple facilities throughout the processing plant, including the Filter Building, the Magnesium Sulfate Building and Warehouse Facilities.

- Multiple facilities at the Thacker Pass processing plant also progressed structural steel installation, including the Filter Building, Magnesium Sulfate Building and the Liquid Sulfur Tanks.

- The installation of certain long lead equipment commenced in Q4 2025.

- Active hydroseeding of disturbed areas across the site using native seeds was performed.

- In September 2025, the Workforce Hub ("WFH") became partially operational and welcomed its first residents. As of February 13, 2026, there were nearly 700 residents at the WFH. Occupancy at the WFH is expected to align with the hiring and ramp-up of construction workers.

The Company is growing its Operations and Business Readiness ("**OBR**") team to de-risk the transition from the engineering, procurement and construction phases of Thacker Pass through commissioning, ramp up and into production and maintenance of the greenfield mining and chemical facility.

- As of December 31, 2025, the OBR team had 25 employees. Hiring additional OBR team members is expected to ramp up throughout 2026 in preparation for pre-commissioning and process commissioning in late 2026 and throughout 2027.

- Throughout 2025, the following key roles were filled: Site Operations Director, Lithium Carbonate Plant Manager, Sulfuric Acid Plant Manager, Maintenance Manager, Supply Chain Manager, Training Manager and Process Superintendent.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Expressed in US dollars, unless stated otherwise)

- The OBR team is currently preparing safety plans, operating procedures, multi-disciplinary training programs, emergency response training and other programs, which are being finalized and implemented.

- The OBR team continues to conduct factory acceptance tests of key equipment and processes, while working with these vendors to learn best practices from their customers' existing operations.

CAPITAL EXPENDITURE AND 2026 CAPEX GUIDANCE

As of December 31, 2025, a total of $982.8 million of construction capital costs and other project-related costs have been capitalized, of which $862.6 million is part of the total capital expenditure ("**Capex**") estimate of $2.93 billion per the Company's Technical Reports entitled "NI 43-101 Technical Report on the Thacker Pass Project Humboldt County, Nevada, USA," ("**NI 43-101 Technical Report**") and the "S-K 1300 Technical Report on the Thacker Pass Project Humboldt County, Nevada, USA," both dated effective December 31, 2024 (together with the NI 43-101 Technical Report, collectively referred to herein as the "**Reports**").

The Company is targeting a total Capex range of $1.3 billion to $1.6 billion for Thacker Pass Phase 1 for fiscal year 2026. The table below summarizes Capex cumulative to December 31, 2025 as well as 2026 Capex guidance.

(US$)	Cumulative to December 31, 2025	2026 Capex Guidance
Thacker Pass Phase 1 construction costs included in the total $2.93 billion Capex estimate[(1)(2)]	$862.6 million	$1.2 - $1.5 billion
Other capitalized development costs for Thacker Pass[(3)]	$93.1 million	$30 - $40 million
Capitalized interest, including the Orion Note and DOE Loan	$27.0 million	$45 - $55 million
Total	**$982.8 million**	**$1.3 - $1.6 billion**

Capex Notes:

[(1)] Thacker Pass Phase 1 construction costs as of December 31, 2025 and those estimated for 2026 do not include $14.1 million and $8.0 million, respectively, of community contributions that are required to be expensed under US GAAP, though these were included in the $2.93 billion Capex estimate per the Company's Reports.

[(2)] Thacker Pass Phase 1 construction costs as of December 31, 2025 and those estimated for 2026 include actual tariffs incurred (through December 31, 2025) and estimated tariff exposure (estimated for 2026 based on known information as of February 19, 2026) for equipment and construction material sourced from Canada, China, India, UAE, Turkey and the European Union. The Company has been working toward limiting the effect of any potential tariffs on the Company's construction supply chain, with approximately 75% of the total capital project cost structure related to labor, contractors and other services not expected to be directly affected by any potential tariffs. The Company continues to monitor closely potential tariff exposure; however, changes in tariffs and trade restrictions can be announced with little or no advance notice.

[(3)] Other capitalized development costs are required to be capitalized under US GAAP, though these were not included in $2.93 billion Capex estimate per the Company's Reports.

MATERIAL RELATIONSHIPS AND RELATED AGREEMENTS

DOE ATVM Loan Program

On October 28, 2024, the Company closed a $2.26 billion DOE Loan from the Office of Energy Dominance Financing ("**EDF**"), previously known as the Loans Program Office under the Advanced Technology Vehicles Manufacturing ("**ATVM**") Loan Program, for financing the construction of Phase 1 processing facilities at Thacker Pass. The $2.26 billion DOE Loan included principal of $1.97 billion and capitalized interest during construction, which was estimated to be $289.6 million over a three-year period (based on an interest rate of 5.2%). The DOE Loan originally had a 24-year maturity with interest rates fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates without any additional credit spread. The DOE Loan was amended by the OWCA on October 7, 2025, as discussed in more detail below.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Expressed in US dollars, unless stated otherwise)

On October 7, 2025, the Company and the DOE entered into the OWCA for certain amendments to the DOE Loan. Pursuant to the OWCA:

- The DOE Loan expected total loan amount decreased to $2.23 billion due to estimated capitalized interest during construction decreasing to $256.0 million, while the DOE Loan principal remained the same at $1.97 billion. The interest rate that will be applied to amounts drawn under the DOE Loan remained unchanged at the applicable long-dated U.S. Treasury rate from the date of each draw with 0% spread. The DOE Loan tenor was set to approximately 23 years from date of first draw on the DOE Loan. The DOE Loan has a maturity date of July 20, 2048.

- The DOE agreed to defer $184.0 million of scheduled debt service obligations under the DOE Loan, which were to occur in the first five years of loan repayment, with the total deferred balance reallocated across the remaining payment periods to maturity.

- The Company is to contribute an additional $120.0 million to DOE Loan reserve accounts, to be funded within 12 months of the OWCA.

- The Company agreed to issue to the DOE the LAC Warrant and the JV Warrant subject to customary conditions to be finalized through definitive documents and corporate approvals.

On January 30, 2026 (the "**Issuance Date**"), the Company issued to the DOE: (a) the LAC Warrant providing for, among other things, the right to purchase up to 18,268,687 Common Shares of the Company, which is equal to 5% of the Company's total outstanding shares as of the Issuance Date, at an exercise price of $0.01 per share, exercisable for ten years from the Issuance Date, subject to customary anti-dilution adjustments and other terms and (b) the JV Warrant, providing for, amongst other things, the right to purchase 8,656,509,695 Non-Voting Units, which is equal to a 5% economic interest in the JV as of the Issuance Date, at an exercise price of $0.0001 per unit, subject to customary anti-dilution adjustments and other terms. Each of the LAC Warrant and the JV Warrant shall be automatically exercised in full on a cashless basis immediately prior to expiration, and the LAC Warrant shall additionally be exercised in full via cashless exercise on the 12-month anniversary of the Issuance Date and on each one-year anniversary of such date thereafter if the VWAP of the Common Shares over the 15 Trading Days ending immediately prior to such date exceeds $30.00 per share (as adjusted).

On the Issuance Date, the JV, the Company, B.C. Corp, the LAC JV Member, GM and the DOE, entered into a Put, Call and Exchange Agreement (the "**Put, Call and Exchange Agreement**"). Under the Put, Call and Exchange Agreement, the DOE has a put right (the "**DOE Put**") to require GM to elect to either (i) purchase, or cause the JV to purchase, the JV Warrant and any Non-Voting Units issued upon conversion thereof, as applicable (a "**JV Warrant Sale**"), or (ii) subject to applicable exchange approvals and compliance with securities laws, cause the JV Warrant and any Non-Voting Units issued upon conversion thereof, as applicable, to be exchanged for a warrant to purchase a number of the Company's Common Shares (a "**JV Warrant Exchange**") that would result in the DOE holding a percentage of the total issued and outstanding Common Shares equal to the then applicable Warrant Conversion Rate (as defined below). Additionally, the exercise (including any automatic exercise) of the LAC Warrant shall be deemed to be delivery of a put notice pursuant to the Put, Call and Exchange Agreement. The sale price for a JV Warrant Sale will be mutually determined in good faith by GM and the DOE. If GM and the DOE cannot agree on the sale price for a JV Warrant Sale within 60 days of delivery of the put notice or if the JV Warrant Sale is not completed within 90 days of the delivery of the put notice, the parties will cause a JV Warrant Exchange to occur. The ("**Warrant Conversion Rate**") will be, as of the time of determination, the product of (i) 100 multiplied by (ii) the quotient obtained by dividing (A) the number of fully diluted Non-Voting Units in the JV held by the DOE by (B) the number of outstanding units in JV held by the LAC JV Member plus the number of fully diluted Non-Voting Units in the JV held by the DOE. The number of outstanding units in the JV held by the LAC JV Member is subject to adjustment in connection with (i) the funding of any incremental capital contribution to the JV or (ii) the transfer by the LAC JV Member of any units in the JV, in each case in accordance with the Amended and Restated Limited Liability Company Agreement of the JV.

In addition, from and after the earlier of the Scheduled Substantial Completion Date and the Substantial Completion Date of Thacker Pass (as such dates are defined in the Loan Arrangement Reimbursement Agreement), GM has a call right (the "**GM Call**") to elect to effect, or cause the JV to effect, a JV Warrant Sale if a price can be agreed upon between GM and the DOE within 60 days of the delivery of the call notice. If GM and

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Expressed in US dollars, unless stated otherwise)

the DOE cannot agree on the sale price within 60 days of delivery of the call notice or if the JV Warrant Sale is not completed within 90 days of the delivery of the call notice, the parties will cause a JV Warrant Exchange to occur.

On the Issuance Date, as required under the OWCA, the Amended and Restated Limited Liability Company Agreement of the JV was amended and restated to, among other things, set forth the rights, preferences and privileges of the Non-Voting Units (the "**Second A&R LLCA**"). The Second A&R LLCA requires all capital contributions (with certain specified exceptions) to be made at fair market value, including those required by the DOE Loan.

Periodic repayments of principal and interest commence January 20, 2029. The DOE Loan has a maturity date of July 20, 2048. The Company may prepay the loan at any time, subject to certain conditions, by paying principal plus accrued interest on outstanding advances.

General Motors Equity Investment, Joint Venture and Offtake

On October 15, 2024, the Company entered into an investment agreement (the "**Investment Agreement**") with GM to establish a JV for the purpose of funding, developing, constructing and operating Thacker Pass ("**JV Transaction**"). Prior to closing the JV Transaction on December 23, 2024, the Company transferred its interest and certain other assets into Lithium Nevada Ventures. In connection with the JV Transaction, the Company also closed an amendment to the DOE Loan on December 20, 2024 to accommodate changes relating to the JV Transaction.

Under the terms of the Investment Agreement, GM acquired a 38% asset-level ownership stake in Thacker Pass for $625.0 million in total cash and letters of credit, including $430.0 million of direct cash funding to the JV to support the construction of Phase 1 and a $195.0 million letter of credit facility ("**LC Facility**") that can be used as collateral to support reserve account requirements under the DOE Loan. The key terms of the JV Transaction are summarized below:

- Lithium Americas retained a 62% interest in Thacker Pass and manages the Project on behalf of the JV Partners.

- GM acquired a 38% interest in Thacker Pass and committed $625.0 million in cash and letters of credit to the JV:

  ο $330.0 million cash was contributed to the JV upon closing of the JV on December 20, 2024;

  ο $100.0 million cash was contributed to the JV at FID for Phase 1 on April 1, 2025; and

  ο $195.0 million LC Facility was posted by GM on August 5, 2025.

- Lithium Americas contributed nearly $330.0 million of cash to the JV for its 62% ownership in the Project:

  ο $138.3 million was contributed to the JV upon closing of the JV on December 20, 2024; and

  ο $191.6 million was contributed to the JV at FID for Phase 1 on April 1, 2025.

- On August 5, 2025, the LC Facility was released by GM to the Company. The LC Facility has no interest, a maturity consistent with the DOE Loan and will be withdrawn once replaced with cash that is generated by Thacker Pass.

- A Board of Directors was established at the JV level to oversee the JV and approve the Project's budgets and business plans, as well as implement policies to align with GM's vendor requirements, including GM's Human Rights Policy.

Pursuant to an offtake agreement, GM is required to purchase lithium production from Thacker Pass Phase 1, equal to 20% of GM's specific lithium requirements, up to 100% of Phase 1 production volume ("**Phase 1 Offtake Agreement**"). Concurrently with closing of the DOE Loan, the Phase 1 Offtake Agreement was extended to 20 years. As part of the JV Transaction, GM also entered into an additional 20-year offtake agreement for up to 38% of production volumes from Phase 2 of Thacker Pass and retained its right of first offer on the remaining balance

(Expressed in US dollars, unless stated otherwise)

of Phase 2 volumes (“**Phase 2 Offtake Agreement**” and, together with the Phase 1 Offtake Agreement, the “**Offtake Agreements**”).

On October 7, 2025, in connection with the entry into the OWCA, the Company and GM agreed to amend the Offtake Agreement as follows: (i) the delivery dates for the “Annual Purchase Forecast” and “Annual Production Forecast” were accelerated by two months; (ii) the forecast period for the first five years of phase one was extended from two years to three years, with the second and third years remaining non-binding; (iii) the LAC-GM Joint Venture is required to prioritize GM’s volume requirements; (iv) for the first five years of phase one, the LAC-GM Joint Venture may enter into firm volume commitments with third parties, subject to a cap based on the difference between the Annual Production Forecast and GM’s Annual Purchase Forecast, and the cap will be 100% of the difference in the first year, 80% in the second year, and 60% in the third year, (v) GM’s Annual Purchase Forecast was capped at 20% year-over-year growth during the aforementioned period; (vi) after the first five years, (x) the forecast period reverts to two years, with the second year being non-binding and including no cap on GM’s Annual Purchase Forecast, and (y) third-party commitments are capped at 100% of the difference between forecasts in the first year and 50% in the second year of such forecasts; and (viii) if GM relinquishes volumes in non-binding forecast periods but later demonstrates a need for those volumes and incurs higher costs as a result of third-party purchases, GM would be entitled to a “profit true-up” equal to the volume procured multiplied by the difference between the third-party pricing and the implied JV pricing.

In the event that the DOE exercises the JV Warrant in full, the JV economic interests will be (prior to funding of the additional $120 million reserve accounts discussed above) 59% held by Lithium Americas, which will continue to be the manager of the Project, 36% by GM and 5% by the DOE, with voting interest in the JV remaining 62% for Lithium Americas and 38% for GM. The DOE has been granted the right to have an appointed representative as an observer at the JV Board meetings for so long as the DOE holds the JV Warrant or Non-Voting Units. The DOE and GM have certain rights to cause a DOE Put or GM Call, respectively, under the Put, Call and Exchange Agreement, which may result in an adjustment to the ownership of the JV upon the consummation of a JV Warrant Sale or JV Warrant Exchange.

Orion Resource Partners

On April 1, 2025, the Company closed the strategic investment of $250.0 million from fund entities managed by Orion, for the development and construction of the Orion Investment.

Orion purchased senior unsecured convertible notes with an aggregate principal amount of $195.0 million (the “**Notes**”) and entered into a PPA whereby Orion paid the Company $25.0 million in exchange for payments corresponding to the minerals processed and gross revenue generated by Thacker Pass (together, the Notes and PPA represent an aggregate initial investment of $220.0 million). Orion has committed to purchase an additional $30.0 million in aggregate principal amount of Notes within two years (the “**Delayed Draw Notes**”), subject to the satisfaction of certain conditions precedent, upon request by the Company.

The Notes will mature on April 1, 2030 and bear an initial conversion price of $3.78 per share, which represents a 43% premium to the Company's 5-day VWAP on the New York Stock Exchange ended on March 5, 2025. The Company pays interest on the Notes in-kind or in cash at a rate of 9.875% per annum until the maturity of the Notes. Under the terms of the PPA, Orion is entitled to receive fixed payments of $128 per tonne ($152 per tonne assuming draw of the Delayed Draw Notes) of the total lithium produced each year at Thacker Pass for a period of 72 quarters after first production. Orion is also entitled to receive additional variable payments of 0.96% of total gross revenue (1.14% of total gross revenue assuming draw of the Delayed Draw Notes) for the life of the mine. Both fixed and variable payments only apply to the first 41,500 tonnes of lithium produced each year and are subject to certain adjustments relating to total Phase 1 project costs. The production payments are also subject to certain adjustments related to the tonnage of battery-grade lithium carbonate equivalent sold. The variable payments are also subject to certain adjustments related to the future price of lithium.

On October 10, 2025 and October 28, 2025, Orion elected to convert a total of $97.5 million in accordance with the terms of the Notes. As a result, the Company issued an aggregate total of 25.8 million common shares of the Company to Orion. Following the conversions, total future interest payable under the Notes has been reduced pro rata.

The Company has granted Orion the right to designate an Independent Engineer and an Independent Environmental and Social Consultant to a technical committee of the Company's management team to monitor development.

Common Shares Offering

On October 1, 2025, the Company completed an ATM equity program established on May 15, 2025 (the "**May 2025 ATM Program**"). The Company issued and sold an aggregate total of 26.9 million common shares at an average price of $3.71 per share pursuant to the May 2025 ATM Program, for aggregate net proceeds of $97.8 million after sales agent's commission and other expenses.

On October 14, 2025, the Company completed an ATM equity program established on October 8, 2025 (the "**October 2025 ATM Program**"). The Company issued and sold an aggregate total 30.5 million common shares at an average price of $8.19 per share pursuant to the October 2025 ATM Program, for aggregate net proceeds of $246.4 million after sales agent's commission and other expenses.

On January 26, 2026, the Company completed an ATM equity program established on November 13, 2025 (the "**November 2025 ATM Program**"). The Company issued and sold an aggregate total 43.3 million common shares at an average price of $5.78 per share pursuant to the November 2025 ATM Program, for aggregate net proceeds of $246.7 million after sales agent's commission and other expenses.

Department of War Grant

In August 2024, the Company received approval for an $11.8 million grant from the U.S. Department of War (previously known as the Department of Defense) to support an upgrade of the local power infrastructure and to help build a transloading facility.

RESULTS OF OPERATIONS

The Year Ended December 31, 2025 compared with the Year Ended December 31, 2024

The following table provides a summary of the Company's consolidated results of operations for the years ended December 31, 2025 and December 31, 2024.

The selected consolidated financial information set out below has been derived from the Company's audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes thereto.

(in US$ millions except for share amounts)	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024		Increase/ (decrease)	
General and administrative expenses	$	52.8	$	28.1	$	24.7
Transaction costs		32.3		22.2		10.1
(Gain)/ loss on financial instruments measured at fair value:						
Gain on LAC and JV warrant obligations		(160.0)		-		(160.0)
Loss on convertible debt and conversion feature		171.0		-		171.0
Other income		(9.2)		(14.5)		(5.3)
Net loss		86.3		42.6		43.7
Net loss attributable to LAC stockholders		122.1		42.5		79.6
Net loss per share – basic and diluted attributable to common stockholders		(0.50)		(0.21)		0.29

General and administrative expenses for FY 2025 increased to $52.8 million (2024 - $28.1 million) due to increased hiring, professional fees and office and administration fees to support increased activities related to ongoing construction at Thacker Pass and increased reporting obligations associated with the DOE Loan and

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Expressed in US dollars, unless stated otherwise)

formation of the JV. In addition, as part of its commitment to the construction of Thacker Pass, the Company made a $14.1 million contribution toward funding the construction of the new Orovada K-8 school.

Transaction costs for FY 2025 increased to $32.3 million (2024 - $22.2 million). Transaction costs in 2025 primarily related to advisory and professional fees associated with the amendment to the DOE Loan and advisory fees due upon achieving FID for Thacker Pass Phase 1.

A gain on change in the fair value of the LAC Warrant of $59.6 million was recognized from the obligation date of October 7, 2025 to December 31, 2025. A gain on change in the fair value of the JV Warrant, including exchange obligations, of $100.4 million was recognized from the obligation date of October 7, 2025 to December 31, 2025. The change in the fair value of the warrant obligations primarily reflects the impact of the decrease in the Company's share price from $8.27 on October 7, 2025 to $4.36 at December 31, 2025.

A loss on the convertible debt and conversion feature of $171.0 million was recognized for the period from the April 1, 2025 inception date to December 31, 2025, including a fair value loss on the embedded derivative of $166.7 million and a $4.3 million loss on partial extinguishment of the host debt. The fair value loss on embedded derivative primarily reflects the impact of the increase in the Company's share price from $2.76 on April 1, 2025 to $4.36 at December 31, 2025.

Other income decreased by $5.3 million in FY 2025 compared to FY 2024 due to a reduction in interest income arising from lower average balances available to be invested and lower interest rates.

Selected financial position information

(in US$ millions)	December 31, 2025	December 31, 2024	Increase/ (decrease)
Cash and restricted cash	$ 905.6	$ 594.2	$ 311.4
Mineral properties, plant and equipment, net	1,344.0	398.9	945.1
Total assets	2,579.0	1,044.9	1,534.1
Total liabilities	992.4	99.6	892.8
Total long-term liabilities	815.6	41.3	774.3

At December 31, 2025, total assets increased by $1,534.1 million from December 31, 2024, due primarily to a $311.4 million increase in cash and restricted cash, a $945.1 million increase in mineral properties, plant and equipment and a $300.3 million increase in deferred financing costs.

- Cash and restricted cash increased primarily from the receipt of funds drawn under the DOE Loan, the Orion Investment, and proceeds received from the Company's common shares offerings, offset by construction costs, general and administrative expenses and transaction costs. Funds received from advances on the DOE Loan are held in restricted bank accounts owned by LN and managed by a collateral agent.

- Mineral properties, plant and equipment increased due to continued development of Thacker Pass, including costs associated with completion of the first phase of the WFH, engineering, procurement of raw materials, payments towards long-lead equipment as well as continued on-site construction works. In addition, finance costs related to Thacker Pass totaling $29.7 million, including interest associated with the Orion Investment and DOE Loan first draw, were capitalized in FY 2025. Construction activity and associated costs have accelerated since the closing of the DOE Loan on October 28, 2024, the creation of the JV on December 20, 2024 and achieving FID for Thacker Pass Phase 1 on April 1, 2025.

- Deferred financing costs increased predominantly associated with the financing fees related to the DOE Loan amendment. Deferred financing costs will be expensed over the tenor of the DOE Loan, which is approximately 23 years from date of first draw. The DOE Loan has a maturity date of July 20, 2048. As Thacker Pass is currently under the development phase, the amortization of the deferred financing costs will be capitalized under mineral properties, plant and equipment.

(Expressed in US dollars, unless stated otherwise)

At December 31, 2025, total liabilities increased including due to amounts recognized for the Orion Investment Notes and PPA of $189.7 million, the DOE Loan of $351.0 million ($435.0 million, net of amortized, debt issuance costs of $84.0 million) and the recognition of $234.1 million in warrant liabilities associated with the OWCA. In addition, accounts payable increased by $87.1 million and accrued liabilities increased by $31.7 million as a result of a change in timing of payments compared to December 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

The Company has recurring net losses and negative operating cash flows and expects to continue to operate at a loss for the foreseeable future, which includes the period that Thacker Pass Phase 1 is under development. As the Company develops Thacker Pass, it will not generate revenues from operations and there is no expectation to generate any revenue from operations until after Thacker Pass begins production. Thacker Pass is targeting mechanical completion in late 2027 with production ramp up during 2028.

The Company believes that it will have sufficient available liquidity to carry out its business plans, including the currently planned development activities at Thacker Pass, for at least the next 12 months. Liquidity includes cash and restricted cash and available borrowing capacity under the DOE Loan. Beyond the next 12 months, until the Company is able to generate sufficient operating cash flows, the Company expects to meet its obligations and fund the development of Thacker Pass through any available cash and restricted cash as well as the financings it has secured; however, due to the conditions associated with such financings, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Additionally, the Company may, from time to time, and on an opportunistic basis as market conditions permit, engage in capital markets transactions to provide additional financing to support its capital and operating needs. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

As at December 31, 2025, the Company had cash of $568.2 million (2024 - $593.9 million), restricted cash of $337.4 million (2024 - $0.3 million) and working capital (non-GAAP) of $734.8 million (2024 - $544.2 million). Advances under the DOE Loan, cash flows from Thacker Pass, and other amounts received by LN are required to be held in restricted cash accounts owned by LN and managed by a collateral agent, pursuant to a Collateral Agency and Accounts Agreement (as amended, the "**Accounts Agreement**") entered into by and among LN, DOE, and Citibank, N.A., in its capacity as collateral agent ("**Collateral Agent**") and Depositary Bank ("**Depositary Bank**"). Pursuant to the Accounts Agreement, LN must comply with certain reporting and notice requirements to draw upon or deposit amounts in the restricted cash accounts. Advances under the DOE Loan typically happen quarterly and the Company draws upon those funds on a monthly basis. On February 24, 2026, LN received its second advance under the DOE Loan of $432.0 million.

The Company has the following sources of liquidity or capital resources, which are also described above in sections *2025 and Subsequent to December 31, 2025 Financial and Corporate Highlights* and *Material Relationships and Related Agreements.*

Debt

On April 1, 2025, the Company closed the Orion Investment for gross proceeds of $220.0 million. In addition, subject to certain conditions precedent, Orion agreed to purchase an additional $30.0 million in Delayed Draw Notes within two years upon request by the Company. In October 2025, Orion exercised its option to convert $97.5 million of the principal of the convertible debt and associated accrued interest into equity of the Company and 25.8 million common shares were issued to Orion. At December 31, 2025, the convertible debt principal balance was $110.5 million ($195.0 million at inception). The remaining principal and deferred interest is due in April 2030, unless redeemed or converted early.

On October 28, 2024, the Company closed the $2.26 billion DOE Loan under the ATVM Loan Program, for financing the construction of Phase 1 processing facilities at Thacker Pass. On October 7, 2025, the Company and the DOE entered into the OWCA for certain amendments to the DOE Loan. Pursuant to the OWCA, the DOE Loan expected total loan amount decreased to $2.23 billion due to estimated capitalized interest during construction decreasing to $256.0 million, while the DOE Loan principal remained the same at $1.97 billion. On October 20, 2025, the Company received its initial drawdown of $435.0 million under the DOE Loan. Under the

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Expressed in US dollars, unless stated otherwise)

terms of the DOE Loan, subject to conditions, the Company expects subsequent draws to occur approximately quarterly. The Company agreed to contribute an additional $120 million to the DOE Loan reserve accounts, to be funded within 12 months of the OWCA. Periodic payments of principal and interest do not commence until January 2029.

Joint Venture with GM

On October 15, 2024, the Company and GM entered into the Investment Agreement to establish the JV for the purpose of funding, developing, constructing and operating Thacker Pass. To December 31, 2025, GM contributed a total of $430.0 million of cash. In addition, as of August 2025, GM has provided one $195.0 million letter of credit facility which attracts no interest and matures at the same time as the DOE Loan, unless otherwise withdrawn under the Investment Agreement.

At December 31, 2025, the Company's net assets of $1.6 billion included $1.4 billion held in the JV (inclusive of GM's non-controlling interest), of which $861.3 million was held by LN. The DOE Loan imposes certain restrictions on the transfer of assets from LN to the Company, including prohibitions on dividend payments and loans from LN to the Company, the making of other payments to the Company, and transfers of any assets comprising part of the collateral package. Exceptions to such restrictions are possible upon the satisfaction of certain conditions, including attainment of certain construction milestones. The DOE Loan also requires LN to maintain a certain amount of working capital (non-GAAP) sufficient to cover project-related costs. Under the terms of the JV Transaction Documents, there are certain additional restrictions on asset transfers from LN to the Company, including transfers of material assets outside of the ordinary course of business or transfers involving assets with a value of greater than $5.0 million (subject to certain exceptions, including for sales of lithium in the ordinary course of business or sales of non-productive assets with a value of less than $10.0 million).

Equity Offerings

The following equity offerings presented a significant source of liquidity for the Company:

On April 22, 2024, the Company completed an underwritten public offering of 55.0 million common shares for aggregate gross proceeds to the Company of $275.0 million or net proceeds of approximately $262.1 million after deducting fees and share issuance costs.

As further described above under "*Common Shares Offering*", the Company entered into three separate ATM programs during FY 2025, the last of which was completed in January 2026. Under these programs, during the year ended December 31, 2025, the Company sold 68.2 million common shares at an average price of $5.98 per share, for aggregate net proceeds of $401.2 million after sales agent's commission and other expenses. Subsequent to December 31, 2025, the latest ATM program was completed, and the Company sold an additional 32.5 million common shares at an average price of $5.92 per share, for net proceeds of $189.7 million after sales agent's commission and other expenses.

Cash Flow Summary

	Year Ended December 31,	
(in US$ millions)	2025	2024
Net cash used in operating activities	$ (61.2)	$ (13.0)
Net cash used in investing activities	(765.0)	(177.7)
Net cash provided by financing activities	1,137.6	589.1
Change in cash and restricted cash	311.4	398.4
Cash and restricted cash – beginning of year	594.2	195.8
Cash and restricted cash – end of year	$ 905.6	$ 594.2

Operating Activities

Net cash used in operating activities during the year ended December 31, 2025 was $61.2 million compared with $13.0 million during the year ended December 31, 2024. The $48.2 million increase was primarily attributable to

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Expressed in US dollars, unless stated otherwise)

changes in working capital and increases in general and administrative expenses which includes a $14.1 million contribution toward funding the construction of the new Orovada K-8 school for the year ended December 31, 2025.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $765.0 million compared with $177.7 million for the year ended December 31, 2024, an increase of $587.3 million relating principally to cash expenditures associated with increased construction activity at Thacker Pass in FY 2025 compared with FY 2024. Construction activity increased at Thacker Pass subsequent to the closing of the DOE Loan and the JV in the fourth quarter of 2024, FID on April 1, 2025 and First Draw on October 20, 2025.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $1.1 billion compared with $589.1 million for the year ended December 31, 2024. During FY 2025, the Company received net proceeds from several financing transactions, including $211.8 million associated with the Orion Investment, $100.0 million contribution from GM, $401.2 million associated with the Company's at-the-market programs, and $435.0 million from the first draw of the DOE Loan. In addition, in FY 2025, principal payments for finance lease obligations and deferred financing fees were paid. During FY 2024, the Company received $330.0 million in contributions from GM and net proceeds of $262.1 million from the underwritten public offering.

Contractual Obligations

The Company's contractual obligations, commitments under long-term purchase agreements and other commitments as at December 31, 2025 are disclosed in Notes 3, 10, 11 and 21 to the consolidated financial statements for the year ended December 31, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2025, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, results of operations or liquidity.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that has arisen to date as a result of exploration and development activities at Thacker Pass at December 31, 2025 was $0.5 million (2024 - $0.3 million). The Company has a $1.7 million reclamation bond payable to the BLM guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the Thacker Pass plan of operations is $47.6 million. Financial assurance of $13.7 million was placed with the agency in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

CRITICAL ACCOUNTING ESTIMATES

The audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, and expenses. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While significant accounting policies are more fully described in the notes to the audited consolidated financial statements, the Company has included below the accounting policies and estimates critical to its business operations and understanding of its financial results.

Also included below are the key judgments and sources of estimation uncertainty that management has determined could have the most significant impact on the amounts recognized in the audited consolidated financial statements.

Accounting for the Agreements with General Motors

Accounting for the agreements with GM requires management to make judgments in determining that no portion of the investment proceeds by GM were attributable to the Offtake Agreements, which management concluded contained a market pricing structure. The Company's assessment was informed by a competitive process for the investment and offtake agreements on a combined basis.

Assessment of Impairment of Thacker Pass

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Once it is determined that impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. For asset groups where an impairment loss is determined using the discounted future net cash flows method, future cash flows are estimated based on quantities of recoverable mineralized material, expected lithium prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. The term "recoverable mineralized material" refers to the estimated amount of lithium or other commodities that will be obtained after considering losses during processing and treatment. The Company's estimates of future cash flows are based on numerous assumptions and uncertainties. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, lithium and other commodity prices, production levels and costs of capital are each subject to significant risks and uncertainties.

Accounting for Joint Venture with GM

The Company determined that the JV is a variable interest entity due to its reliance on additional financing to complete Phase 1 of the development of Thacker Pass. The Company has determined it is the primary beneficiary of the joint venture due to the relative decision-making power of the parties over the most significant activities of the joint venture. As a result, the Company has consolidated Lithium Nevada Ventures in its consolidated financial statements.

Accounting and Valuation for Debt and Debt Facilities

The Company accounts for debt instruments, including convertible debt and the DOE Loan, as financial liabilities recorded at amortized cost unless a fair value election is applied. Interest cost is capitalized where the proceeds are used to fund the development of qualifying assets. Initial proceeds received are allocated between the debt host and any embedded derivative and other instruments in the same transaction. Any resulting discount is accreted over the term of the debt instrument using the effective interest rate method.

Embedded derivative features required to be separated by U.S. GAAP are carried at fair value with changes in fair value recognized through income or loss. The fair value of embedded derivative features require significant estimates and judgments to be made by management.

Direct and incremental costs incurred to obtain a debt facility, including fees paid to the lender and third-party transaction costs, are deferred once the facility is considered probable and are recorded as deferred financing costs associated with the loan commitment and are reclassified as a discount on debt once drawn, in proportion to amounts borrowed in relation to total borrowings expected under the facility.

Accounting and Valuation for Contracts on own equity

Contracts or embedded derivative features to issue common shares, other than through share-based payments issued in connection with goods or services, are evaluated to determine whether they are classified as financial liabilities or equity. Contracts on the Company's own equity include the conversion feature in the convertible debt and the warrants and exchange obligations issued to the DOE. Contracts that may be settled net in cash outside the control of the Company or are not indexed to equity are treated as financial liabilities, recorded at fair value with changes recorded through income or loss. To the extent an instrument subsequently becomes indexed to own equity and is eligible to be classified as equity, it is reclassified to equity at its fair value on the date of reclassification. The Company's obligations under the LAC Warrant and a JV Warrant Exchange are subject to

(Expressed in US dollars, unless stated otherwise)

estimation which includes, along with the price of the underlying equity, estimates of future share issuances through sale of shares or conversion of convertible debt. The value of the JV Warrant and LAC’s obligation in the event of a JV Warrant Exchange are also affected by future issuance of units.

Royalties and Production Payments

Royalties on future production or sales are reported based on their underlying characteristics. When indicated by their terms, royalties and production payments are treated as financial liabilities, such as those subject to call options for a specified price or those sold on proven properties and settleable with cash flows in which the Company has significant continuing involvement.

Accounting Developments

For a discussion of Recently Adopted and Recently Issued Accounting Pronouncements, refer to Note 2 to the Consolidated Financial Statements.

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

The Company makes reference to certain non-GAAP measures. These measures are not recognized measures under U.S. GAAP, do not have a standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those U.S. GAAP measures by providing further understanding of the Company's liquidity from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to other performance measures derived in accordance with U.S. GAAP as measures of liquidity. In addition to results determined in accordance with U.S. GAAP, the Company uses “working capital”, a non-GAAP measure. This non-U.S. GAAP measure is used to provide investors with a supplemental measure of the Company's liquidity and thus highlight trends in the core business that may not otherwise be apparent when relying solely on U.S. GAAP measures.

“Working capital” is the difference between current assets and current liabilities. It is a financial measure that has been derived from the Company’s consolidated financial statements and applied on a consistent basis as appropriate. Various assets and liabilities fluctuate significantly from month to month depending on short term liquidity needs. The Company discloses this financial measure because it believes it assists readers in understanding the Company’s financial position and provides further information about the Company’s liquidity to investors.

	December 31, 2025	December 31, 2024	Change
Current assets	$ 911,639	$ 602,463	$ 309,176
Less: current liabilities	176,819	58,280	(118,539)
Working capital (non-U.S. GAAP)	$ 734,820	$ 544,183	$ 190,637

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

The Company's Chief Financial Officer leads the Company's overall financial management program, with support from the Senior Vice President, Finance and the Vice President, Financial Planning & Analysis, as well as the Company's formal enterprise risk management system and processes that identify, evaluate, prioritize, mitigate and monitor risk. On a quarterly basis, the Company's leadership team reviews the enterprise risk register, and management presents updates and/or changes, including financial and market risks, to the A&R Committee and the Board.

The Company's financial instruments are exposed to certain financial risks, including credit, interest rate, liquidity, commodity price and foreign currency risks.

Credit Risk

Credit risk exists with respect to the Company's cash and restricted cash and GM's LC Facility. The Company is subject to a concentration of credit risk by placing cash primarily with two Canadian and two U.S. banks. The LC Facility from GM is used as collateral to support the reserve account requirements under the DOE Loan, has no interest rate and a maturity consistent with the DOE Loan; it will be withdrawn once replaced with cash that is generated by Thacker Pass.

Interest Rate Risk

The Company's DOE Loan has a tenor of approximately 23 years with interest rates fixed from the date of each monthly advance for the term of the loan at applicable U.S. Treasury rates, without any additional credit spread. The DOE Loan has a maturity date of July 20, 2048. On October 20, 2025, the Company received its first advance of $435 million on the DOE Loan and subsequent to December 31, 2025, the Company received its second advance of $432 million on February 24, 2026. The Orion Notes have a 5-year maturity and accrue interest at a contracted annual rate of 9.875%.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. The DOE Loan agreement contains conditions that are required to be met prior to subsequent advances under the loan. GM made cash contributions of $330 million to the JV upon its formation on December 20, 2024 and contributed $100 million in cash at FID in April 2025. In addition, GM released a $195 million letter of credit facility in August 2025 in advance of first draw on the DOE Loan. On October 20, 2025, the Company received its first drawdown of $435 million on the DOE Loan. On February 24, 2026, LN received its second advance under the DOE Loan of $432.0 million.

Commodity Price Risk

The Company's results of operation will be dependent upon the market prices of lithium products. These lithium products are not quoted on any major commodities market or exchange as these products' attributes vary and demand is currently constrained to a relatively limited number of purchasers. The market prices published for lithium products can be volatile and are influenced by numerous factors, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products.

Foreign Currency Exchange Rate Risk

The Company operates in both the U.S. and Canada, having employees and corporate offices in both the U.S. and Canada, and Thacker Pass is located in the U.S. Foreign currency exposures are related to buying, selling and financing in currencies other than the functional currencies of its operations. The Company raises funds in U.S. dollars and incurs expenditures substantially in U.S. dollars. At December 31, 2025, the Company's most significant foreign currency exposures were between the U.S. Dollar and the Canadian Dollar, primarily on corporate general and administrative costs incurred in Canada.

Item 8: Financial Statements and Supplementary Data



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lithium Americas Corp. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss, of changes in equity and non-controlling interest and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 19, 2026

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

LITHIUM AMERICAS CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars, except for shares in thousands)

		December 31, 2025		December 31, 2024
ASSETS				
Cash (Note 5)	$	568,226	$	593,885
Restricted cash (Note 5)		337,383		288
Receivables		4,110		557
Prepaids and deposits		1,920		7,733
Total current assets		911,639		602,463
Investments measured at fair value (Note 6)		4,863		4,152
Mineral properties, plant and equipment, net (Note 7)		1,344,004		398,948
Deferred financing costs (Note 3)		311,808		11,529
Other assets (Note 8)		6,734		27,852
Total assets	$	2,579,048	$	1,044,944
LIABILITIES				
Accounts payable	$	87,848	$	700
Accrued liabilities (Note 9)		83,441		51,764
Current portion of lease liabilities (Note 10)		5,530		5,816
Total current liabilities		176,819		58,280
Convertible debt and conversion feature (Note 11)		160,017		-
LAC warrant obligation (Note 3)		83,796		-
JV warrant obligation (Note 3)		150,295		-
DOE Loan (Note 3)		350,987		-
Royalty and production payment arrangements (Note 11)		50,844		20,715
Lease liabilities (Note 10)		15,668		16,821
Reclamation liabilities		473		288
Other liabilities (Note 10)		3,500		3,500
Total liabilities	$	992,399	$	99,604
Commitments (Note 21)				
Non-controlling interest (Note 4)	$	527,895	$	310,336
STOCKHOLDERS' EQUITY				
Common stock, no par value, unlimited authorized; 314,335 and 218,465 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively (Note 12)		1,279,902		655,068
Additional paid-in capital		-		35,618
Accumulated deficit		(221,148)		(55,682)
Total stockholders' equity		1,058,754		635,004
Total liabilities, non-controlling interest and stockholders' equity	$	2,579,048	$	1,044,944

Subsequent events (Note 22)

The accompanying notes are an integral part of the Consolidated Financial Statements.

(1) The Company is the primary beneficiary in a variable interest entity ("**VIE**"). See Note 2 for further information related to the Company's VIE. The consolidated assets as of December 31, 2025 and December 31, 2024 include $2.1 billion and $0.9 billion, respectively, of assets for the VIE that can only be used to settle the obligations of the VIE. As of December 31, 2025 and December 31, 2024, these assets include *Cash* and *Restricted cash* of $412.6 million and $452.3 million, respectively; *Receivables* of $2.5 million and $0.1 million, respectively; *Prepaids and deposits* of $0.4 million and $6.1 million, respectively; *Mineral properties, plant and equipment* of $1.3 billion and $402.5 million, respectively; *Deferred financing costs* of $311.8 million and $nil, respectively; and, *Other assets*, non-current of $6.6 million and $27.5 million, respectively. The consolidated liabilities as of December 31, 2025 and December 31, 2024 include $670.1 million and $71.8 million attributable to the VIE,

respectively, which include $639.8 million and $50.9 million, respectively, of liabilities of the VIE whose creditors have no recourse to the Company. As of December 31, 2025 and December 31, 2024, these liabilities include *Accounts payable* of $87.4 million and $0.7 million, respectively; *Accrued liabilities* of $74.5 million and $24.1 million, respectively; *Lease liabilities*, current of $5.4 million and $5.6 million, respectively; *Lease liabilities*, non-current of $15.7 million and $16.7 million, respectively; *JV warrant obligation* of $101.9 million and $nil, respectively; *DOE Loan* of $351.0 million and $nil, respectively; *Reclamation liabilities* of $0.5 million and $0.3 million, respectively; and, *Other liabilities*, non-current of $3.5 million and $3.5 million, respectively.

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares in thousands)

		Years ended December 31,		
		2025		**2024**
Operating expenses				
Exploration expenditures	$	(19)	$	(202)
General and administrative expenses (Note 15)		(52,822)		(28,096)
Total operating expenses		(52,841)		(28,298)
Other income (expense)				
Transaction costs (Note 16)		(32,307)		(22,214)
Gain/(loss) on financial instruments measured at fair value:				
Gain on LAC and JV warrant obligations (Note 3)		160,025		-
Loss on convertible debt and conversion feature (Note 11)		(171,040)		-
Gain/(loss) on investments measured at fair value (Note 6)		711		(6,662)
Other income		9,190		14,541
Total other expense		(33,421)		(14,335)
Net loss	$	(86,262)	$	(42,633)
Net income (loss) attributable to:				
Common stockholders	$	(122,087)	$	(42,528)
Non-controlling interests		35,825		(105)
Total	$	(86,262)	$	(42,633)
Net loss per share attributable to common stockholders, basic and diluted (Note 13)	$	(0.50)	$	(0.21)
Weighted average number of common shares outstanding, basic and diluted		243,658		200,817

The accompanying notes are an integral part of the Consolidated Financial Statements.

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND NON-CONTROLLING INTEREST
(Expressed in thousands of U.S. dollars, except shares in thousands)

	Common Stock		Additional paid-in capital	Accumulated deficit	Total equity attributable to LAC shareholders	Non-controlling interest	Total equity and non-controlling interest
	Number of shares	Amount					
Balance, January 1, 2024	161,778	$ 383,063	$ 15,020	$ (13,154)	$ 384,929	$ -	$ 384,929
Issuance of common stock, net of issuance costs (Note 12)	55,000	262,146	-	-	262,146	-	262,146
Shares issued on conversion of stock-based awards (Note 12)	1,687	9,859	(9,859)	-	-	-	-
Stock-based compensation (Note 12)	-	-	10,898	-	10,898	-	10,898
Investment of General Motors in Lithium Nevada Ventures LLC (Note 4)	-	-	19,559	-	19,559	310,441	330,000
Net loss	-	-	-	(42,528)	(42,528)	(105)	(42,633)
Balance, December 31, 2024	218,465	$ 655,068	$ 35,618	$ (55,682)	$ 635,004	$ 310,336	$ 945,340
Shares issued under public offerings, net of issuance costs (Note 12)	68,237	401,138	-	-	401,138	-	401,138
Shares issued on conversion of Orion convertible debt (Note 11)	25,794	215,205	-	-	215,205	-	215,205
Shares issued on conversion of stock-based awards (Note 12)	1,839	8,491	(8,491)	-	-	-	-
Stock-based compensation (Note 12)	-	-	11,228	-	11,228	-	11,228
Capital contribution to Lithium Nevada Ventures LLC (Note 4)	-	-	(38,355)	(43,379)	(81,734)	181,734	100,000
Net income (loss)	-	-	-	(122,087)	(122,087)	35,825	(86,262)
Balance, December 31, 2025	314,335	$ 1,279,902	$ -	$ (221,148)	$ 1,058,754	$ 527,895	$ 1,586,649

The accompanying notes are an integral part of the Consolidated Financial Statements.

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Year ended December 31,	
	2025	**2024**
Operating activities		
Net loss	$ (86,262)	$ (42,633)
Adjustments for:		
Depreciation	46	46
Stock-based compensation (Note 12)	6,206	5,166
Amortization of right-of-use asset	1,000	946
Loss/(gain) on financial instruments measured at fair value:		
Gain on LAC and JV warrant obligations (Note 3)	(160,025)	-
Loss on convertible debt and conversion feature (Note 11)	171,040	-
(Gain)/loss on investments measured at fair value (Note 6)	(711)	6,662
Other items	2,417	36
Changes in operating assets and liabilities:		
(Increase)/decrease in receivables	(1,146)	3,726
Decrease in prepaids and deposits	127	301
Increase/(decrease) in accounts payable	13,687	(22)
Increase/(decrease) in accrued liabilities	(6,669)	13,632
Operating lease payments, net of non-cash interest accrual	(932)	(873)
Net cash used in operating activities	(61,222)	(13,013)
Investing activities		
Additions to mineral properties, plant and equipment	(765,044)	(177,693)
Net cash used in investing activities	(765,044)	(177,693)
Financing activities		
Proceeds from convertible debt and production payment arrangements, net of issuance and transaction costs (Note 11)	211,754	-
Proceeds from issuance of non-controlling interest (Note 4)	100,000	330,000
Proceeds from public offerings, net of issuance costs (Note 12)	401,181	262,146
Proceeds from DOE Loan (Note 3)	435,000	-
Deferred financing costs	(5,450)	(2,235)
Principal payments on finance lease obligations	(4,783)	(836)
Net cash provided by financing activities	1,137,702	589,075
Net increase in cash and restricted cash	311,436	398,369
Cash and restricted cash, beginning of year (Note 5) [1]	594,173	195,804
Cash and restricted cash, end of year (Note 5) [1]	$ 905,609	$ 594,173

[1] December 31, 2025 and December 31, 2024 balances include restricted cash of $337.4 million and $0.3 million, respectively.

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of the Consolidated Financial Statements.

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

1.   **BACKGROUND AND BASIS OF PREPARATION**

      Background and Nature of Operations

      Lithium Americas Corp. (the "**Company**") is principally focused on development of Thacker Pass ("**Thacker Pass,**") a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. The development of Thacker Pass is undertaken through a joint venture with General Motors Holdings LLC ("**GM**") (Note 4).

      The Company was incorporated on January 23, 2023, under the Business Corporations Act (British Columbia). The Company's common shares are listed on the New York Stock Exchange ("**NYSE**") and on the Toronto Stock Exchange ("**TSX**") under the symbol "LAC."

      To date, the Company has not generated revenues from operations and has relied on financings to fund operations. The underlying values of mineral properties, plant and equipment, including Thacker Pass, are dependent on the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, and the ability of the Company to draw upon debt financing arrangements and/or raise additional capital to complete development and to attain future profitable operations.

      Basis of Presentation

      These consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("**U.S. GAAP**") and applicable rules and regulations of the Securities and Exchange Commission ("**SEC**") and are presented on a historical cost basis, except as otherwise disclosed.

      These consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the next 12 months.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

      Principles of Consolidation

      These consolidated financial statements include the accounts of Lithium Americas Corp., its wholly owned subsidiaries, and a variable interest entity ("**VIE**") in which it is the primary beneficiary.

      The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power (including relative power) to direct the activities that most significantly affect the VIE's economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

      All intercompany balances and transactions between the Company and its subsidiaries have been eliminated on consolidation.

      Use of Estimates

      Accounting estimates are an integral part of the consolidated financial statements. The preparation of these estimates requires the use of judgments and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes.

      The most significant areas requiring the use of management estimates and judgment relate to the accounting for the joint venture with GM, the accounting for debt and debt facilities including embedded derivatives, the accounting for the Notes and the accounting for the DOE Loan and warrant obligations, including fair value movements, the accounting for contracts on own equity, asset retirement obligations, assessments of impairment for Thacker Pass and the fair value of financial instruments including marketable and equity securities. The Company bases its estimates and assumptions on historical experience and other factors believed to be reasonable at the time the estimate was made. However, due to the inherent uncertainties in making estimates, actual results may differ from amounts estimated in these consolidated financial statements and such differences could be material and require adjustments to reported amounts in future periods. In particular, it is reasonably possible that the estimate for the embedded conversion option in the Orion convertible debt and the value of the obligations for the LAC Warrant and JV Warrant could change in the near term in amounts that could be material, in particular, as a result of changes in the Company's share price and, in the case of the LAC Warrant and the JV Warrant, additional issuance of equity by the Company, or changes in lithium prices. Further information related to risks and uncertainties are disclosed in notes 3, 11 and 20.

Functional and Reporting Currency

The functional and reporting currency of the Company and each of its subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated balance sheet dates. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date, and exchange differences arising on remeasurement are recognized in the Consolidated Statements of Loss.

Cash and Restricted Cash

Cash consists of cash held with banks and their carrying amounts approximate their fair value.

The Company maintains certain cash balances that are subject to contractual restrictions and therefore not available for general corporate purposes. Restricted cash includes funds that may only be used to finance or pay for specific expenditures related to the construction of Thacker Pass, as defined under the terms of applicable agreements. Transfers of restricted cash for approved project expenditures are made in accordance with the terms of the governing agreements. Once funds are disbursed for qualifying expenditures, the related amounts are no longer considered restricted. The Company classifies restricted cash as current or non-current based on the expected timing of when the restrictions will lapse or the funds are expected to be used.

Investments

The Company's investments in equity securities are measured at fair value at each period end with changes in fair value recognized in the Consolidated Statements of Loss.

Mineral Properties, Plant and Equipment

Property, plant and equipment (excluding mineral properties)

Property, plant and equipment ("**PP&E**") is recorded at cost, net of accumulated depreciation. Expenditures for new assets and expenditures that extend the useful lives of existing assets are capitalized. Depreciation of 'Machinery and equipment' and 'Property, plant and equipment' is computed using the straight-line method over the estimated useful productive life of the assets, which ranges from 2 - 30 years. Leasehold improvements are amortized over the period of the lease or life of the asset, whichever is shorter. Amortization of right-of-use assets is included in depreciation expense. Construction-in-process ("**CIP**") assets are reclassified to their final PP&E account and begin depreciation when the asset is substantially complete and ready for its intended use.

The assets' residual values, useful lives, and depreciation methods are reviewed periodically and adjusted, if appropriate, when warranted. Gains or losses arising on the disposal of items of PP&E are determined as the difference between the sale proceeds and the carrying amount of the assets and are recognized in the Consolidated Statements of Loss.

Mineral Properties

Mineral properties are recorded at cost at the acquisition date.

Prior to having proven and probable reserves and the right to exploit a mineral property, a mineral property is in the exploration stage. When the Company has obtained the rights to exploit a mineral property and the property has proven and probable reserves, as defined by S-K 1300, the project is in the development stage and capitalization of mine development project costs begins. Mineral reserves represent the estimate of ore that can be economically and legally extracted from the Company's mining properties.

Costs are capitalized for an ore body in the development stage where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting additional resources to proven and probable reserves. Development costs capitalized in the development stage include engineering and metallurgical studies, drilling and other related costs to delineate an ore body and the removal of overburden to initially expose an ore body at open pit surface mines (pre-stripping).

Mineral properties in the exploration or development stage are not amortized until the underlying property is converted to the production stage, at which point the mineral property will be amortized using the units-of-production method based on the estimated recoverable reserves. The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced.

Thacker Pass Construction-in-process assets

The Company capitalizes costs related to the construction of processing and other facilities associated with specific mineral properties, once the associated mineral property has reached the development phase. CIP assets primarily consist of infrastructure development, camp and lodging expenditures, equipment purchases, salary, consulting and other directly attributable costs incurred during the construction phase. Depreciation related to assets used directly in construction is capitalized. Interest incurred during construction is capitalized. Upon completion of construction, CIP assets are reclassified to the appropriate property, plant and equipment categories and depreciated over their estimated useful lives using the units-of-production method or another appropriate depreciation method.

Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets, which include property, plant and equipment, mineral properties and CIP assets, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Events or circumstances that could indicate impairment include, but are not limited to, significant decreases in the market price of the assets, adverse changes in legal factors or the business climate, including changes in commodity prices, changes to the extent or manner in which the asset is being used or its physical condition, and costs significantly in excess of the amount originally expected.

In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. An impairment is determined to exist if the total undiscounted projected pre-tax future cash flows are less than the carrying amount of a long-lived asset or asset group. Once it is determined that an impairment exists, an impairment loss is measured and recorded based on the difference between the estimated fair value of the long-lived assets being tested for impairment and their carrying amounts. This process involves

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

significant judgments and estimates, including commodity prices, production costs, life of mine plans and discount rates.

Leases

The Company leases office space, equipment, vehicles, and land.

At the inception of a contract, the Company assesses whether a contract is or contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If the contract is determined to be a lease, it is classified as either an operating or a finance lease. Operating and finance lease right-of-use ("**ROU**") assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. When the rate implicit in the lease cannot be readily determined, the Company utilizes its incremental borrowing rate to determine the present value of future lease payments.

Operating lease ROU assets are included in Other assets, and lease obligations are included in Lease liabilities on the Consolidated Balance Sheets. Finance lease ROU assets are included in Mineral properties, plant and equipment, and lease obligations are included in Lease liabilities on the Consolidated Balance Sheets.

Operating lease costs are recognized on a straight-line basis over the lease term and are included in Operating expenses in the Consolidated Statements of Loss. Finance lease costs are recognized as interest costs based on the effective interest method for the lease liability and straight-line amortization of the ROU asset. Variable lease payments are recognized in the period in which they are incurred.

Leases with a term of one year or less are not recognized on the Consolidated Balance Sheets and are recognized on a straight-line basis. Additionally, the Company has elected the practical expedient to not separate lease and non-lease components.

Debt and debt facilities

The Company accounts for debt instruments, including convertible debt and the U.S. Department of Energy ("**DOE**") loan, as financial liabilities recorded at amortized cost unless a fair value election is applied. Interest cost is capitalized where the proceeds are used to fund the development of qualifying assets. Initial proceeds received are allocated between the debt host and any embedded derivative and other instruments in the same transaction. Any resulting discount is accreted over the term of the debt instrument using the effective interest rate method.

Embedded derivative features required to be separated by U.S. GAAP are carried at fair value with changes in fair value recognized through income or loss.

Direct and incremental costs incurred to obtain a debt facility, including fees paid to the lender and third-party transaction costs, are deferred once the facility is considered probable and are recorded as deferred financing costs associated with the loan commitment and are reclassified as a discount on debt once drawn, in proportion to amounts borrowed against total borrowings expected under the facility.

Contracts on own equity

Contracts or embedded derivative features to issue common shares, other than through share-based payments issued in connection with goods or services, are evaluated to determine whether they are classified as financial liabilities or equity. Contracts on the Company's own equity include the conversion feature in the convertible debt and the warrants and exchange obligations issued to the DOE. Contracts that may be settled net in cash outside the control of the Company or are not indexed to equity are treated as financial liabilities, recorded at fair value with changes recorded through income or loss. To the extent an instrument subsequently becomes indexed to own equity and is eligible to be classified as equity, it is reclassified to equity at its fair value on the date of reclassification.

Royalties and Production Payments

Royalties on future production or sales are reported based on their underlying characteristics. When indicated by their terms, royalties and production payments are treated as financial liabilities, such as those subject to call options for a specified price or those sold on proven properties and settleable with cash flows in which the Company has significant continuing involvement. The Company determines interest expense associated with such financial liabilities based on the amortized cost method using a retrospective approach. Under the retrospective approach, the carrying value of the liability is subsequently measured as the discounted present value of estimated remaining cash flows, using the current effective interest rate derived from the original proceeds, cash flows to date and the estimated remaining cash flows.

The Company accounts for the production payment as debt that is recorded at amortized cost. The discount portion is accreted over the term of the debt instrument using the effective interest rate method.

Reclamation Liabilities

Reclamation obligations are initially recognized when incurred and recorded as liabilities at their estimated fair value. The fair value of the liability is determined using expected future cash outflows, discounted to present value using a credit-adjusted risk-free rate. The estimated fair value reflects the cost of decommissioning and restoring the site at the end of the asset's useful life. The liability is subsequently accreted over time, based on the original discount rate. The corresponding asset retirement cost is capitalized as part of the asset's carrying value and amortized over the useful life of the related asset.

Reclamation obligations are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur. The Company reviews, on an annual basis, or more frequently if significant changes in estimates occur, the reclamation obligation for its project.

Non-controlling Interests in Lithium Nevada Ventures LLC

As at December 31, 2025, the Company owned a 62% interest in Lithium Nevada Ventures LLC ("**Lithium Nevada Ventures**") which holds a 100% interest in Thacker Pass. General Motors Holdings LLC owns the remaining 38% interest in Lithium Nevada Ventures. The Company allocates the equity and income of Lithium Nevada Ventures based on a Hypothetical Liquidation at Book Value ("**HLBV**") method. The HLBV accounting method is an approach that calculates the change in the claims of each member on the net assets of the investment at the beginning and end of each period. Each member's claim is equal to the amount each party would receive or pay if the net assets of the investment were to liquidate at book value.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which results in the recognition of deferred tax assets and liabilities for the expected future tax benefits or consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax liabilities are not provided on differences between the carrying value and tax basis of the net equity of foreign subsidiaries, including unremitted earnings

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

when applicable, where such differences are indefinitely reinvested and not expected to reverse in the foreseeable future. A valuation allowance is provided for deferred tax assets if it is determined that the realization of a future tax benefit is not more likely than not.

Stock-Based Compensation

The Company's equity incentive plan allows for the grant of share options, restricted share units ("**RSUs**"), performance share units ("**PSUs**") and deferred share units ("**DSUs**"). The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the appropriate pricing model, including Monte Carlo simulation methodology for performance share units including a market-related condition. Stock-based compensation expense is recognized over the tranche's vesting period based on the number of awards expected to vest. The number of awards expected to vest, and the estimated forfeiture rate is reviewed at least annually with any impact being recognized immediately.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

Recently Issued Accounting Pronouncements

In December 2025, the Financial Accounting Standards Board ("**FASB**") issued Accounting Standards Update ("**ASU**") 2025-10 "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities". ASU 2025-10 established authoritative guidance for the accounting for a government grant received by a business entity, including guidance for a grant related to an asset and a grant related to income. This guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of the guidance on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses" which requires public companies to provide enhanced disclosures in the notes to the financial statements on the nature of certain expense captions presented on the face of the Consolidated Statements of Loss. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the guidance on the consolidated financial statements.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." ASU 2023-07 expands public entities' segment disclosures by requiring more detailed information about a reportable segment's profit or loss and assets. ASU 2023-07 applies to all public entities that are required to report segment information in accordance with ASC 280 "Segment Reporting" and was effective for the Company for the fiscal year ended December 31, 2024 and interim periods commencing in fiscal 2025. The adoption did not have a material impact on the Company's consolidated financial statements or disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires disaggregated information about effective tax rate reconciliation and additional information on taxes paid that meet a qualitative threshold. The guidance is effective for

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

the Company for the fiscal year ended December 31, 2025, and subsequent interim periods. The adoption did not have a material impact on the Company's consolidated financial statements or disclosures.

3.   DEPARTMENT OF ENERGY LOAN FACILITY AND WARRANT OBLIGATIONS

Original loan agreement

The DOE and the Company's subsidiary, Lithium Nevada LLC ("**LN**"), executed a loan agreement on October 28, 2024 for a construction facility with a maximum borrowing of $1.97 billion plus up to $289.6 million of capitalized interest for a total of $2.26 billion, provided under the Advanced Technology Vehicles Manufacturing ("**ATVM**") Loan Program (the "**DOE Loan**"), to fund eligible construction costs of Thacker Pass, over the period from the first advance through no later than November 30, 2028. The DOE Loan agreement was amended on December 20, 2024 to accommodate the formation of Lithium Nevada Ventures, a joint venture with GM (Note 4) to own a 100% interest in LN, which owns Thacker Pass. The DOE Loan originally had a 24-year maturity with interest rates fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates without any additional credit spread. The DOE Loan was amended by the OWCA (as defined below) on October 7, 2025. Without the OWCA, the Company determined it would be unable to meet the conditions of first draw under the loan agreement by the longstop date of October 31, 2025 and, accordingly, wrote off deferred financing costs associated with the original loan agreement (Note 16).

October 7, 2025 DOE ATVM Loan Program

On October 7, 2025, the Company and the DOE entered into an omnibus waiver, consent and amendment (as amended the "**OWCA**") for certain amendments to the Company's DOE Loan. As part of the OWCA, the DOE Loan expected total loan amount decreased to $2.23 billion due to estimated capitalized interest during construction decreasing to $256 million, while the DOE Loan principal remained the same at $1.97 billion. The interest rate to be applied to amounts drawn under the DOE Loan remained unchanged at the applicable long-dated U.S. Treasury rate from the date of each draw with 0% credit spread. The DOE Loan tenor changed to approximately 23 years from date of first draw on the DOE Loan. The DOE agreed to defer $184 million of scheduled debt service obligations under the DOE Loan, which were to occur in the first five years of loan repayment, with the total deferred balance reallocated across the remaining payment periods to maturity. The Company agreed to contribute an additional $120 million to the DOE Loan reserve accounts, to be funded within 12 months of the OWCA. In addition, as part of the OWCA, the Company agreed to issue warrants to the DOE by January 31, 2026, on the terms and conditions summarized below.

On January 30, 2026, (the "**Issuance Date**"), the Company issued to the DOE: (a) a warrant agreement to purchase up to 18,286,687 Common Shares, which is equal to 5% of the Company's outstanding total shares as of the Issuance Date, at an exercise price of $0.01 per share (the "**LAC Warrant**"), exercisable for ten years from the Issuance Date, subject to customary anti-dilution adjustments and other terms set forth in the LAC Warrant and (b) a warrant agreement to purchase 8,656,509,695 non-voting units of the JV (the "**Non-Voting Units**"), which is equal to a 5% economic interest in the JV as of the Issuance Date, at an exercise price of $0.0001 per unit (the "**JV Warrant**"), exercisable for ten years from the Issuance Date, subject to customary anti-dilution adjustments and other terms set forth in the JV Warrant. Each of the LAC Warrant and the JV Warrant shall be automatically exercised in full on a cashless basis immediately prior to expiration, and the LAC Warrant shall additionally be exercised in full via cashless exercise on the 12-month anniversary of the Issuance Date and on each one-year anniversary of such date thereafter if the VWAP of the Common Shares over the 15 Trading Days ending immediately prior to such date exceeds $30.00 per share (as adjusted).

On the Issuance Date, the JV, the Company, B.C. Corp, the LAC JV Member, GM and the DOE, entered into a Put, Call and Exchange Agreement (the "**Put, Call and Exchange Agreement**"). Under the Put, Call and Exchange Agreement, the DOE has a put right (the "**DOE Put**") to require GM to elect to either

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

(i) purchase, or cause the JV to purchase, the JV Warrant and any Non-Voting Units issued upon conversion thereof, as applicable (a "**JV Warrant Sale**"), or (ii) subject to applicable exchange approvals and compliance with securities laws, cause the JV Warrant and any Non-Voting Units issued upon conversion thereof, as applicable, to be exchanged for a warrant to purchase a number of the Company's Common Shares (a "**JV Warrant Exchange**") that would result in the DOE holding a percentage of the total issued and outstanding Common Shares equal to the then applicable Warrant Conversion Rate (as defined below). Additionally, the exercise (including any automatic exercise) of the LAC Warrant shall be deemed to be delivery of a put notice pursuant to the Put, Call and Exchange Agreement. The sale price for a JV Warrant Sale will be mutually determined in good faith by GM and the DOE. If GM and the DOE cannot agree on the sale price for a JV Warrant Sale within 60 days of delivery of the put notice or if the JV Warrant Sale is not completed within 90 days of the delivery of the put notice, the parties will cause a JV Warrant Exchange to occur. The "**Warrant Conversion Rate**" will be, as of the time of determination, the product of (i) 100 multiplied by (ii) the quotient obtained by dividing (A) the number of fully diluted Non-Voting Units in the JV held by the DOE by (B) the number of outstanding units in JV held by the Company plus the number of fully diluted Non-Voting Units in the JV held by the DOE. The number of outstanding units in the JV held by the LAC JV Member is subject to adjustment in connection with (i) the funding of any incremental capital contribution to the JV or (ii) the transfer by the LAC JV Member of any units in the JV, in each case in accordance with the Second A&R LLCA.

In addition, from and after the earlier of the Scheduled Substantial Completion Date and the Substantial Completion Date of Thacker Pass (as such dates are defined in the Loan Arrangement Reimbursement Agreement), GM has a call right (the "**GM Call**") to elect to effect, or cause the JV to effect, a JV Warrant Sale if a price can be agreed upon between GM and the DOE within 60 days of the delivery of the call notice. If GM and the DOE cannot agree on the sale price within 60 days of delivery of the call notice or if the JV Warrant Sale is not completed within 90 days of the delivery of the call notice, the parties will cause a JV Warrant Exchange to occur.

Deferred financing costs of $400.2 million were recognized with the signing of the OWCA and were initially recorded as an asset on the Consolidated Balance Sheets. The deferred costs include $394.1 million relating to the fair value at inception of the LAC Warrant and JV Warrant and $6.1 million of costs paid to obtain the debt facility including fees paid to the lender and third-party transaction costs. The deferred financing costs are reclassified against the DOE Loan liability in proportion to the amounts borrowed in relation to total borrowings expected under the facility. These costs are amortized as interest costs over the term of the borrowing using the effective interest rate method.

Guarantee, security and covenants

Under the terms of the OWCA, the Company has guaranteed the full and timely payment of costs to complete construction of Thacker Pass and has guaranteed payment of any amounts borrowed under the DOE Loan.

The loan and guarantee are secured by, among other things, a pledge of all equity interests of LN, all assets of LN, and all tax credit proceeds received for monetization of tax credits generated by Thacker Pass. Advances under the DOE Loan, cash flows from Thacker Pass, and other amounts received by LN are required to be held in restricted cash accounts owned by LN and managed by a collateral agent.

The Company's guarantee of the DOE Loan will remain in place until, among other things, (i) project completion has occurred; (ii) LN has paid at least four consecutive quarterly payments from operating revenues after project completion; and (iii) all reserve accounts are funded as required by the DOE Loan agreements.

The DOE Loan contains a variety of financial and nonfinancial compliance covenants. In the event of noncompliance with certain covenants, the DOE has the right to terminate the facility and demand any outstanding amounts immediately due and payable. The Company is in compliance with all covenants at December 31, 2025.

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

Borrowings under the DOE ATVM Loan Program

On October 20, 2025, LN received its first advance under the DOE Loan in the amount of $435.0 million. The first advance bears a fixed contractual interest rate of 4.38% per annum and repayments begin in January 2029.

Deferred financing costs of $88.4 million were recorded as debt issuance costs and offset against the carrying value of the first advance resulting in an initial net carrying value of $346.6 million. The effective interest rate on the first draw, after giving effect to the amortization of the portion of deferred financing costs is approximately 6.36%.

	Principal	Debt Issuance Costs	Net Outstanding
Initial recognition on October 20, 2025	$ 435,000	$ (88,362)	$ 346,638
Deferred interest costs	3,761	-	3,761
Amortization of debt issuance costs	-	588	588
Balance, December 31, 2025	$ 438,761	$ (87,774)	$ 350,987

Warrant obligations

On October 7, 2025, in accordance with obligations under the OWCA, the Company recorded financial liabilities related to the LAC Warrant, the JV Warrant, and the Put, Call and Exchange Agreement.

Obligations pursuant to LAC Warrant

The obligation relating to the LAC Warrant was recorded as a financial liability, as the obligation was with respect to 5% of the Company's total outstanding shares to be determined at a future date and, accordingly, was not considered indexed solely to the Company's equity. The Company accounted for the LAC Warrant based on the contractual terms and agreement in principle between parties upon the execution of the OWCA on October 7, 2025. These terms were consistent with those included in the warrant agreements subsequently executed on January 30, 2026.

Obligations pursuant to JV Warrant and Put, Call and Exchange Agreement

The obligation related to the JV Warrant was recorded as a financial liability as the obligation was with respect to 5% of the JV's total units, as if the JV Warrant had been exercised for the underlying units to be determined at a future date and, accordingly, was not considered indexed solely to the Company's equity. The Company accounted for the JV Warrant based on the contractual terms and agreement in principle between parties including the put, call and conversion features therein, upon the execution of the OWCA on October 7, 2025. These terms were consistent with those included in the warrant agreements subsequently executed on January 30, 2026.

The contingent obligations of the Company and the JV arising from the DOE Put and GM Call options are considered embedded in the JV Warrant. The JV's embedded written option to settle the JV Warrant in cash is included in the fair value of the JV Warrant on the JV's Consolidated Balance Sheet, whereas the Company's embedded written option to purchase the JV Warrant from the DOE is included in the fair value of the JV Warrant in the Company's Consolidated Balance Sheet.

The following table represents a reconciliation from the initial recognition of the obligations pursuant to the LAC Warrant and JV Warrant on October 7, 2025 to the fair value of the warrant obligations at December 31, 2025:

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

	LAC Warrant Obligation	JV Warrant Obligation	Total Warrant Obligation
Initial recognition on October 7, 2025	$ 143,391	$ 250,725	$ 394,116
Gain on change in fair value recognized in the Consolidated Statements of Loss	(59,595)	(100,430)	(160,025)
Balance, December 31, 2025	$ 83,796	$ 150,295	$ 234,091

4. **TRANSACTIONS WITH GENERAL MOTORS HOLDINGS LLC**

Joint Venture with GM

On October 15, 2024, the Company and GM entered into an investment agreement ("**GM Investment Agreement**") to establish a joint venture (the "**JV**") for the purpose of funding, developing, constructing and operating Thacker Pass. The GM Investment Agreement replaced the previous Tranche 2 Investment Agreement with GM. The transaction closed and the JV was formed on December 20, 2024. Prior to establishing the JV, the Company reorganized its holdings of Thacker Pass under a new subsidiary, Lithium Nevada Ventures, which became the joint venture entity. Lithium Nevada Ventures' wholly owned subsidiary LN directly owns the Thacker Pass assets and operations. The JV replaced the Previous GM Agreement and Tranche 2 Investment Agreement (see Previous GM Investment and Tranche 2 Investment Agreement section below).

As of closing of the JV on December 20, 2024, the Company owned a 62% majority equity interest in the JV and operates the joint venture through its majority voting rights and a management services agreement under which the Company provides executive level, administrative and other services to the JV. GM owns 38% interest in the joint venture. In exchange for a 38% membership interest in Lithium Nevada Ventures, GM contributed $330.0 million of cash and committed to provide a $195.0 million Letter of Credit ("**LC Facility**") to support collateral requirements under the DOE Loan. The Company contributed a further $138.3 million in cash to the JV and provided additional financial support in the form of a guarantee of the DOE Loan and deferral of management fees and cost reimbursements.

On April 1, 2025, the Company and GM announced the Final Investment Decision ("**FID**") for Thacker Pass Phase 1 and made cash contributions to the JV of $191.6 million and $100.0 million (the "**GM FID capital contribution**"), respectively. On August 5, 2025, the LC Facility was released by GM to LN.

The Company has determined that the JV is a variable interest entity due to its reliance on additional financing to complete Phase 1 of the development of Thacker Pass. The Company has determined it is the primary beneficiary of the joint venture due to the relative decision-making power of the parties over the most significant activities of the joint venture. As a result, the Company has consolidated Lithium Nevada Ventures in these consolidated financial statements.

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

The net assets, respective interests and non-controlling interest of Lithium Nevada Ventures are as follows:

	December 31, 2025	December 31, 2024
Assets	$ 2,059,293	$ 888,486
Liabilities	(670,097)	(71,813)
Net assets	$ 1,389,196	$ 816,673
GM's non-controlling interest	$ 527,895	$ 310,336
The Company's controlling interest	861,301	506,337
Net assets	$ 1,389,196	$ 816,673
Non-controlling interest in Lithium Nevada Ventures		
Balance at beginning of period	$ 310,336	$ -
On initial recognition as at December 20, 2024	-	310,441
GM FID capital contribution	110,804	-
Capital contribution to Lithium Nevada Ventures LLC	70,930	-
Non-controlling interests share of income (loss) [1]	35,825	(105)
Balance at end of period	$ 527,895	$ 310,336

[1] The Company allocates income and net assets between the controlling and non-controlling interests based on a hypothetical liquidation at book value.

The assets of the JV, including cash and restricted cash of $412.6 million and $452.3 million at December 31, 2025 and December 31, 2024, respectively, can only be used to settle the obligations of the JV and are not available to the Company for general corporate purposes.

The Company's maximum exposure to loss includes (i) the carrying value of the Company's interest as shown in the table above; (ii) upon funding of the DOE Loan, (a) all costs necessary to achieve completion of construction of Thacker Pass; and, (b) all outstanding borrowings and interest thereon under the DOE Loan (Note 3); and (iii) costs associated with the management services agreement and incentive compensation for personnel involved in the JV, to the extent such amounts cannot be supported by the operations of the JV ($9.2 million as at December 31, 2025 and negligible December 31, 2024).

The JV agreement contains certain conditions which, if not met, could require the JV to repurchase GM's non-controlling interest. GM's investment is subject to ongoing covenants related to the JV's compliance with specified laws and regulations. In the event the JV or parties acting on its behalf (including employees, directors, officers, the Company and others) do not comply with these provisions and such noncompliance is not cured and corrected in all material respects within specified periods, GM may pursue any one, or a combination, of the following remedies: (a) sell all or a portion of its equity interest in the JV to a third party; (b) put all or a portion of its equity back to the JV for (i) $1, if the DOE Loan is then in effect or (ii) if the DOE Loan has been terminated, at a price equal to the greater of the fair value, book value or the aggregate GM contribution of such equity on a per share basis, limited to the availability of funds in the JV in excess of those needed for the JV to continue as a going concern. As a result of these provisions, which are outside the Company's control, the non-controlling interest is presented as temporary equity. No adjustment has been made to the carrying value of non-controlling interest due to these provisions, as the Company has determined it is not probable at the balance sheet date that either of these put options will become exercisable.

The Company has guaranteed the timely payment of costs to complete construction and the full amount borrowed under the DOE Loan and is considered a co-borrower. In addition, the Company's entitlement to management fees and reimbursement of specified costs are deferred until the JV has generated sufficient funds to support distribution to the joint venture members. The Company and GM recover any

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

amounts funded through the additional financial support as distributions from the joint venture. The additional financial support is eligible for gradual release, as construction of Thacker Pass is complete and the joint venture's operations are able to support the collateral requirements associated with the DOE Loan and make distributions to the joint venture members.

GM Offtake Agreements

Pursuant to an offtake agreement, GM is required to purchase lithium production from Thacker Pass Phase 1, equal to 20% of GM's specific lithium requirements, up to 100% of Phase 1 production volume ("**Phase 1 Offtake Agreement**"). Concurrently with closing of the DOE Loan on October 28, 2024, the Phase 1 Offtake Agreement was extended to 20 years to coincide with the expected maturity of the DOE Loan. As part of the formation of the JV on December 20, 2024, GM also entered into an additional 20-year offtake agreement for up to 38% of production volumes from Phase 2 of Thacker Pass and retained its right of first offer on the remaining balance of Phase 2 volumes ("**Phase 2 Offtake Agreement**" and together with the Phase 1 Offtake Agreement, the "**Offtake Agreements**").

On October 7, 2025, in connection with the entry into the OWCA, the Company and GM agreed to amend the Phase 1 Offtake Agreement as follows: (i) the delivery dates for the "Annual Purchase Forecast" and "Annual Production Forecast" (each as defined in the Phase 1 Offtake Agreement) are accelerated by two months; (ii) the forecast period for the first five years of phase one is extended from two years to three years, with the second and third years remaining non-binding; (iii) the JV is required to prioritize GM's volume requirements; (iv) for the first five years of Phase 1, the JV may enter into firm volume commitments with third parties, subject to a cap based on the difference between the Annual Production Forecast and the Annual Purchase Forecast, and the cap is 100% of the difference in the first year, 80% in the second year, and 60% in the third year; (v) GM's Annual Purchase Forecast is capped at 20% year-over-year growth during the aforementioned period; (vi) after the first five years, (a) the forecast period reverts to two years, with the second year being non-binding and includes no cap on GM's Annual Purchase Forecast, and (b) third-party commitments are capped at 100% of the difference between forecasts in the first year and 50% in the second year of such forecasts; and (vii) if GM relinquishes volumes in non-binding forecast periods but later demonstrates a need for those volumes and incurs higher costs as a result of third-party purchases, GM would be entitled to a "profit true-up" equal to the volume procured multiplied by the difference between the third-party pricing and the implied JV pricing.

Previous GM Agreement and Tranche 2 Investment Agreement

On October 15, 2024, an investment agreement with GM was terminated, resulting in a gain on change in fair value of $0.4 million for the year ended December 31, 2024.

5. CASH AND RESTRICTED CASH

	December 31, 2025	December 31, 2024
Cash	$ 568,226	$ 593,885
Restricted cash	337,383	288
Total	$ 905,609	$ 594,173

As at December 31, 2025, $1.4 million of cash and restricted cash was held in Canadian dollars (2024 – $0.8 million), and $904.2 million in US dollars (2024 – $593.4 million).

Advances under the DOE Loan, cash flows from Thacker Pass, and other amounts received by LN are required to be held in restricted cash accounts owned by LN and managed by a collateral agent, pursuant to a Collateral Agency and Accounts Agreement (as amended, the "**Accounts Agreement**") entered into by and among LN, DOE, and Citibank, N.A., in its capacity as collateral agent ("**Collateral Agent**") and Depositary Bank ("**Depositary Bank**") (Note 3). Pursuant to the Accounts Agreement, LN must comply

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

with certain reporting and notice requirements to draw upon or deposit amounts in the restricted cash accounts. As at December 31, 2025, such amounts totaled $337.1 million (2024 - $nil).

The Company is subject to a concentration of credit risk in relation to cash and restricted cash. The Company's maximum exposure to credit risk for cash and restricted cash is the amount disclosed in the Company's Consolidated Balance Sheets. All cash and restricted cash is held through two Canadian chartered banks and two U.S. chartered banks. The Company is subject to a concentration of credit risk by placing cash primarily with two Canadian banks and two U.S. banks. The Company regularly reviews its cash and restricted cash, as well as economic conditions, to determine whether an allowance for expected losses is necessary.

6. INVESTMENTS MEASURED AT FAIR VALUE

	December 31, 2025	December 31, 2024
Investments in GT1 (ASX;GT1) (Note 20)	$ 365	$ 537
Investments in Ascend Elements (Note 20)	4,498	3,615
Total	$ 4,863	$ 4,152

The Company holds 13,301 common shares (representing approximately 2% ownership) of Green Technology Metals Limited (ASX: GT1) ("**GT1**"), a North American focused lithium exploration and development public company with hard rock spodumene assets in north-western Ontario, Canada. A loss on change in fair value of GT1 of $0.2 million for the year ended December 31, 2025 (2024 - $2.0 million) was recognized in the Consolidated Statements of Loss.

At December 31, 2025, the Company holds 806 series C-1 preferred shares of Ascend Elements, Inc. ("**Ascend Elements**"), a private US based lithium-ion battery recycling and engineered material company. A gain on change in fair value of Ascend Elements at December 31, 2025 of $0.9 million (2024 - loss of $5.0 million), determined based on the Company's assessment of Ascend Elements' fair value, was recognized in the Consolidated Statements of Loss. The Company accounts for the Ascend Elements equity investment at fair value, which is based on a review of Ascend Elements' business developments, financings and trends in the share prices of other companies in the same industry sector (Note 20).

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT, NET

	December 31, 2025	December 31, 2024
Thacker Pass - construction in progress [1]	$ 1,235,620	$ 378,957
Thacker Pass - property, plant and equipment	98,740	-
Machinery and equipment	3,955	2,638
Finance lease right-of-use assets	19,912	19,948
Other	-	1,116
Total mineral properties, plant and equipment	1,358,227	402,659
Accumulated depreciation	(14,223)	(3,711)
Total mineral properties, plant and equipment, net	$ 1,344,004	$ 398,948

[1] At December 31, 2025, includes prepaid construction costs of $75.0 million and deposits on long-lead equipment of $268.7 million, all related to Thacker Pass. In addition, amount includes capitalized amounts for deferred interest on the Notes of $13.0 million, discount amortization of $9.1 million on the Notes and PPA, deferred interest on the DOE Loan of $2.3 million, and $3.2 million (2024 - $2.8 million) of interest on other loans.

During the year ended December 31, 2025, stock-based compensation related to restricted share units ("**RSUs**") of $1.6 million was capitalized to Thacker Pass (2024 - $2.4 million). During the year ended

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

December 31, 2025, no stock-based compensation related to performance share units ("**PSUs**") was capitalized to Thacker Pass (2024 - $0.3 million).

8. OTHER ASSETS

	December 31, 2025	December 31, 2024
Operating lease right-of-use assets	$ 6,734	$ 3,458
Deposits on long-lead equipment	-	24,394
Total	$ 6,734	$ 27,852

Operating lease right-of-use assets include office leases and a land lease associated with Thacker Pass.

9. ACCRUED LIABILITIES

Accrued liabilities are comprised of the following items:

	December 31, 2025	December 31, 2024
Trade accruals	$ 72,843	$ 43,621
Employee related benefits	10,598	8,143
Total	$ 83,441	$ 51,764

10. LEASES AND OTHER LIABILITIES

Lease liabilities include the following:

	December 31, 2025	December 31, 2024
Finance Leases		
Vehicle and equipment leases	$ 4,758	$ 4,782
Operating Leases		
Office leases	699	963
Land lease	73	71
Current portion of lease liabilities	$ 5,530	$ 5,816
Finance Leases		
Vehicle and equipment leases	$ 9,471	$ 14,230
Operating Leases		
Office leases	4,371	787
Land lease	1,826	1,804
Non-current portion of lease liabilities	$ 15,668	$ 16,821

Leases for office space, vehicles and equipment have a range of terms between 1 to 10 years with remaining lease terms ranging from 0.4 to 10 years at December 31, 2025. In November 2023, the Company entered into a 40-year land lease for land near the City of Winnemucca, Nevada.

The following is a schedule of future minimum lease payments under noncancellable finance and

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

operating leases as of December 31, 2025.

	Operating Leases		Finance Leases	
2026	$	1,011	$	5,721
2027		666		5,320
2028		672		4,941
2029		620		-
2030		639		-
Thereafter		7,838		-
Total minimum lease payments		11,446		15,982
Less: amounts representing interest		(4,477)		(1,753)
Present value of net minimum lease payments		6,969		14,229
Less: current portion of lease liabilities		(772)		(4,758)
Non-current lease liabilities	$	6,197	$	9,471

Other liabilities

A third-party mining contractor has been contracted to design, consult and conduct mining operations of Thacker Pass. The service provider provided an advance of $3.5 million. The Company will pay a success fee to the mining contractor of $4.7 million upon achieving certain commercial mining milestones or repay the $3.5 million advance without interest if such commercial mining milestones are not met.

11. CONVERTIBLE DEBT, ROYALTY AND PRODUCTION PAYMENT ARRANGEMENTS

On April 1, 2025, the Company closed the strategic investment of $250.0 million from fund entities managed by Orion, for the development and construction of Phase 1 of Thacker Pass (the "**Orion Investment**").

At closing, Orion purchased senior unsecured convertible notes with an aggregate principal amount of $195.0 million (the "**Notes**") and entered into a Production Payment Agreement ("**PPA**") whereby Orion paid the Company $25.0 million in exchange for payments corresponding to the minerals processed and gross revenue generated by Thacker Pass. Under the PPA, Orion is entitled to fixed and variable production payments with respect to the first 41,500 tonnes of lithium processed at Thacker Pass each year, subject to certain adjustments.

At closing, Orion paid $217.1 million (an aggregate initial investment of $220.0 million less an original issuance discount of $2.9 million). Orion has committed to purchase an additional $30.0 million in aggregate principal amount of Notes within two years (the "**Delayed Draw Notes**"), subject to the satisfaction of certain conditions precedent, upon request by the Company. As of December 31, 2025, the Company had not issued the Delayed Draw Notes.

On April 1, 2025, the Company allocated the proceeds of the Orion Investment as follows:

Convertible Debt	$	94,875
Embedded Derivative - conversion feature		97,200
Less: deferred transactions costs		(4,274)
Total proceeds allocated to the Convertible Debt	$	187,801

Production Payment Agreement	$	25,000
Less: deferred transactions costs		(1,047)
Total proceeds allocated to the Production Payment Agreement	$	23,953

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

The following reconciliation includes initial recognition of the components of the Orion Investment and activity to December 31, 2025:

| | | Convertible Debt | | | Production Payment |
	Principal	Unamortized Discount	Embedded Derivative	Total Convertible Debt	Principal
Initial recognition on April 1, 2025	$ 195,000	$ (104,399)	$ 97,200	$ 187,801	$ 23,953
Deferred interest cost	12,978	-	-	12,978	-
Discount amortization	-	3,403	-	3,403	5,731
Loss on embedded derivative	-	-	166,743	166,743	-
Derecognition on conversion to common shares	(97,500)	48,167	(161,575)	(210,908)	-
Balance, December 31, 2025	$ 110,478	$ (52,829)	$ 102,368	$ 160,017	$ 29,684

Convertible Debt

The Notes accrue interest payable quarterly in arrears at an annual rate of 9.875%. Interest is payable in cash or by inclusion of such interest in the principal amount at the option of the Company. The Notes are convertible at the option of the holder at any time into the Company's common shares prior to the maturity at an initial conversion price of $3.78 per share, subject to certain adjustments.

The conversion of Notes is settleable in common shares, subject to a cap (the "**Conversion Cap**"). Any excess of convertible shares over the Conversion Cap is settleable in cash, subject to a beneficial ownership limitation applicable to the holder at the time of conversion. As a result of this potential partial cash settlement feature, the conversion feature is accounted for as an embedded derivative (the "**Embedded Derivative**"), measured at fair value with changes in fair value recorded in the Consolidated Statements of Loss.

Principal and deferred interest on the Notes are due at maturity on April 1, 2030, unless redeemed or converted earlier. After October 1, 2027, the Company has the right to redeem the Notes at its option, subject to certain conditions.

The Company incurred transaction costs of $9.7 million in connection with the closing of the Orion Investment. Total transaction costs were allocated on the same basis as the proceeds, including $4.3 million to the Notes, $1.0 million to the PPA, and $4.4 million to the Embedded Derivative. Transaction costs allocated to the Notes and the PPA are amortized over the life of the obligation, using the effective interest rate method, whereas transaction costs allocated to the Embedded Derivative were expensed at closing. Unamortized transaction costs are deducted from the carrying value of Notes and PPA.

On October 10, 2025, Orion exercised its conversion option for a total of $65.0 million of the principal amount and accrued interest of the Notes in exchange for 17.2 million common shares of the Company, in accordance with the terms of the agreement. The 17.2 million common shares were issued to Orion on October 15, 2025. On October 28, 2025, Orion exercised its conversion option for a total of $32.5 million of the principal amount and accrued interest of the Notes in exchange for 8.6 million common shares of the Company. The 8.6 million common shares were issued to Orion on October 29, 2025. In addition to the $166.7 million fair value loss recognized on the embedded derivative shown in the table above, a $4.3 million loss was recorded on extinguishment of the host debt resulting in a consolidated loss on convertible debt of $171.0 million being recognized in the Consolidated Statements of Loss for the year ended December 31, 2025.

The effective interest was 26.1% and 26.8% for the Notes and PPA, respectively, for the fiscal year ended December 31, 2025.

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

Production Payment Agreement and Royalty

Under the terms of the PPA, Orion receives (i) fixed payments of $0.128 per tonne ($0.152 per tonne if the Delayed Draw Notes have been drawn) of the total lithium processed each year at Thacker Pass for a period of 72 quarters after first production, and (ii) variable payments of 0.96% (1.14% if the Delayed Draw Notes have been drawn) of total gross revenue in perpetuity, with the fixed and variable portions both applying to the first 41,500 tonnes of lithium processed each year, subject to certain adjustments relating to Thacker Pass total Phase 1 project costs. The production payments are also subject to certain adjustments relating to the tonnage of battery-grade lithium carbonate equivalent sold. The variable payments are also subject to certain adjustments related to the future price of lithium.

In addition, the Company is obligated under a separate 2013 royalty agreement to pay an 8% gross revenue royalty for sales on production from all Thacker Pass mineral claims up to a cumulative payment of $22.0 million, after which the royalty rate is reduced to 4% for the remaining life of the project. The Company has the option at any time to reduce the royalty to 1.75% through payment of $22.0 million. The portion of the royalty subject to repurchase has been recorded as a financial liability carried at amortized cost. The Company is also obligated to pay a 20% royalty on revenue solely in respect of uranium sales, if any.

	December 31, 2025	December 31, 2024
Production Payment Agreement	$ 29,684	$ -
Royalty	21,160	20,715
Total	$ 50,844	$ 20,715

12. STOCKHOLDERS’ EQUITY

Share Capital

The Company is authorized to issue an unlimited number of common shares. At December 31, 2025, 314.3 million (2024 - 218.5 million) common shares were issued and outstanding. The Company is authorized to issue an unlimited number of voting and non-voting preferred shares. At December 31, 2025 and December 31, 2024, no preferred shares were issued.

Common stock - At-the-Market Program

On May 15, 2025, the Company entered into an equity distribution agreement, pursuant to which the Company may sell its common shares, no par value, up to a maximum aggregate offering price of $100.0 million (or the equivalent in Canadian dollars) (the “**May 2025 ATM Program**”). On October 1, 2025, the Company completed the May 2025 ATM Program and sold 26.9 million common shares at an average price of $3.71 per share, for aggregate net proceeds of $97.8 million after sales agent's commission and other expenses.

On October 8, 2025, the Company entered into an equity distribution agreement, pursuant to which the Company may sell its common shares, no par value, up to a maximum aggregate offering price of $250.0 million (or the equivalent in Canadian dollars) (the “**October 2025 ATM Program**”). On October 14, 2025, the Company completed the October 2025 ATM Program and sold 30.5 million common shares at an average price of $8.19 per share, for net proceeds of $246.4 million after sales agent's commission and other expenses.

On November 13, 2025, the Company entered into an equity distribution agreement, pursuant to which the Company may sell its common shares, no par value, up to a maximum aggregate offering price of $250.0 million (or the equivalent in Canadian dollars) (the “**November 2025 ATM Program**”). As of December 31, 2025, the Company had sold 10.8 million common shares at an average price of $5.37 per

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

share, for net proceeds of $57.0 million after sales agent's commission and other expenses. Subsequent to December 31, 2025, the Company completed the November 2025 ATM Program (Note 22).

Equity Financing

On April 22, 2024, the Company completed an underwritten public offering of 55.0 million common shares at a price of $5.00 per share for aggregate gross proceeds to the Company of $275.0 million (net proceeds of $262.1 million).

Equity Incentive Plan

On October 3, 2023, the Company adopted an equity incentive plan (the "**Plan**"), which includes stock options, RSUs, DSUs, and PSUs up to an aggregate total of 8.9% of the Company's issued and outstanding common stock. On June 11, 2025, the Company's shareholders approved an amended and restated Plan, which among other changes, increased the maximum number of common shares available for issuance under the Plan by 14 million common shares. All instruments issued under the Plan are classified as equity and presented in Common stock.

Stock-based compensation for the following equity instruments is as follows. For the year ended December 31, 2025, $6.2 million (2024 - $5.2 million) was recognized in General and administrative expense.

	For the year ended December 31,	
	2025	2024
Restricted share units	$ 3,176	$ 3,048
Deferred shares units	725	613
Performance share units	2,305	1,505
Total	$ 6,206	$ 5,166

During the year ended December 31, 2025, stock-based compensation related to RSUs of $1.6 million was capitalized to Thacker Pass (2024 - $2.4 million). During the year ended December 31, 2025, no stock-based compensation related to PSUs was capitalized to Thacker Pass (2024 - $0.3 million). At December 31, 2025, $0.7 million of stock-based compensation related to DSUs was accrued for the year ended December 31, 2025 (2024 - $0.6 million) with $0.7 million charged to additional paid-in capital for the year ended December 31, 2025 (2024 - $0.6 million).

Restricted Share Units

The Company grants RSUs to executives and eligible employees with RSUs vesting either immediately or ratably over a three-year service period. The Company settles all RSUs in common shares at the direction of the holder, once vested. The total estimated fair value of RSUs granted was $10.2 million for the year ended December 31, 2025 (2024 - $9.3 million) based on the market value of the Company's common shares on the grant date with a weighted average fair value of $2.58 at December 31, 2025 (2024 – $4.82). As at December 31, 2025, there was $4.6 million (2024 - $4.2 million) of total unrecognized stock-based compensation expense relating to unvested RSUs. At December 31, 2025, unrecognized compensation costs related to unvested RSUs is expected to be recognized over approximately 3 years. During the year ended December 31, 2025, 1.4 million RSUs were issued for settlement of the 2024 annual bonuses totaling $3.5 million, which were accrued at December 31, 2024.

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

A summary of changes to the number of outstanding RSUs is as follows:

	Number of Shares
RSUs outstanding - December 31, 2023	1,650
Vested and converted into common shares	(1,310)
Granted	1,936
Cancelled	(198)
Outstanding - December 31, 2024	2,078
Vested and converted into common shares	(1,773)
Granted	3,970
Cancelled	(437)
Outstanding - December 31, 2025	3,838

Deferred Share Units

The Company grants DSUs to eligible directors of the Company. DSUs vest immediately and are redeemable for common shares following retirement or termination from the board of directors.

A summary of changes to the number of outstanding DSUs is as follows:

	Number of Shares
DSUs outstanding - December 31, 2023	95
Granted	157
Outstanding - December 31, 2024	252
Granted	210
Outstanding - December 31, 2025	462

Performance Share Units

The Company grants PSUs to certain executives. PSUs generally vest after three years subject to performance conditions and/or multipliers. The fair value of PSUs granted is estimated using a valuation model based on a Monte Carlo simulation model, which calculates potential outcomes and the probability weighted average payout. The fair value is estimated using inputs including: (a) the share price at the valuation date in USD of the Company and peer companies; (b) the share volatility of the Company and peer companies over the vesting period; and (c) the risk-free rate based on U.S. Treasury yields matching the PSU vesting period. The total estimated fair value of the PSUs granted was $3.0 million for the year ended December 31, 2025 (2024 - $2.8 million) based on the weighted average fair value of $3.94 at December 31, 2025 (2024 - $6.32). PSUs vest and holders are entitled to them on the expiry of the applicable restricted period (vesting period) in the amount equal to the number granted multiplied by a

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

final performance multiplier, which is determined based on the performance of the Company's share price relative to a selected group of peer companies.

At December 31, 2025, unrecognized stock-based compensation expense related to unvested PSUs granted was $3.1 million (2024 – $2.4 million).

A summary of changes to the number of outstanding PSUs is as follows:

	Number of Shares
PSUs outstanding - December 31, 2023	628
Converted into common shares	(377)
Granted	442
Cancelled	(116)
Outstanding - December 31, 2024	577
Converted into common shares	(66)
Granted	762
Outstanding - December 31, 2025	1,273

13. LOSS PER SHARE

Basic and diluted net loss per share is computed by dividing the net loss attributable to the Company's shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted net loss per share is computed similar to basic net loss per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of equity instruments, if dilutive. Potentially dilutive common shares include stock options, RSUs, DSUs, and PSUs.

14. MANAGEMENT COMPENSATION

The Company's key management includes the executive management team who supervise day-to-day operations and independent directors on the Company's Board of Directors who oversee management. Their compensation is as follows:

	For the year ended December 31,	
	2025	2024
Salaries, bonuses, benefits and directors' fees included in the Consolidated Statements of Loss	$ 4,135	$ 3,903
Equity compensation	2,870	3,182
Total	$ 7,005	$ 7,085

15. GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company's general and administrative expenses:

	For the year ended December 31,	
	2025	2024
Salaries, benefits and directors' fees	$ 15,746	$ 12,564
Stock-based compensation	6,206	5,166
Professional fees	6,125	3,239
Office and administration	7,147	4,558
Other [1]	17,598	2,569
Total	$ 52,822	$ 28,096

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

[1] Other includes a $14.1 million contribution toward funding the construction of the new Orovada K-8 school for the year ended December 31, 2025.

16. TRANSACTION COSTS

Prior to determining an underlying transaction is probable, the Company expenses transaction costs as incurred. Transactions that are subject to a final investment decision are not considered probable prior to such decision. The Company also expenses transaction costs associated with the origination of financial instruments that will be subsequently measured at fair value. The Company has expensed transactions costs in relation to the following transactions and has presented these costs in Other income (expense) in the Consolidated Statements of Loss:

	For the year ended December 31,	
	2025	2024
DOE Loan	$ 14,175	$ 6,487
GM's non-controlling interest related to the JV	8,958	14,046
Convertible debt Embedded Derivative	4,379	-
Other financing activities	4,795	1,681
Total	$ 32,307	$ 22,214

17. SEGMENTED INFORMATION

The Company's President & Chief Executive Officer and its Executive Chairman combined to form the Chief Operating Decision Maker ("**CODM**") of the Company throughout 2025 and 2024. The CODM evaluates how the Company allocates resources, assesses performance and makes strategic and operational decisions. Based upon such evaluation, the Company has determined that the Company operates in one operating and reporting segment as well as one geographical area, monitored on a consolidated basis consistent with the full entity reporting. Substantially all the assets and the liabilities of the Company relate to Thacker Pass.

The accounting policies of the segment are described in the summary of accounting policies. The CODM determines how to allocate resources based on projected funding requirements related to the advance of construction and development at Thacker Pass. Net loss, expense and asset reporting to the CODM is as presented in the consolidated financial statements.

18. INCOME TAXES

The following table represents the major components of income/(loss) before income tax recognized in the Consolidated Statements of Loss:

	For the year ended December 31,	
	2025	2024
Income/ (loss) from continuing operations before taxes		
Canada	$ (179,182)	$ (35,069)
United States	92,920	(7,564)
	$ (86,262)	$ (42,633)

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

A reconciliation of income taxes at the Canadian statutory federal rate of 15% is as follows:

	For the year ended December 31, 2025		For the year ended December 31, 2024	
	Amount	Percent	Amount	Percent
Loss from continuing operations before taxes	$ (86,262)		$ (42,633)	
Statutory tax rate	$ (12,938)	15.0%	$ (6,395)	15.0%
Reconciling items:				
Domestic federal				
Nontaxable and nondeductible items:				
Stock-based compensation	916	(1.1)%	774	(1.8)%
Revaluation of warrant obligations	(6,251)	7.2%	(32)	0.1%
Revaluation of convertible debt and conversion feature	25,656	(29.7)%	-	0.0%
Other reconciliation items:				
Share issuance costs	(1,017)	1.2%	(1,928)	4.5%
Others	393	(0.4)%	1,051	(2.5)%
Changes in valuation allowance	5,491	(6.3)%	5,396	(12.7)%
Foreign tax effects - United States				
Rate differential between the U.S. and Canada	2,750	(3.2)%	(454)	1.1%
Nontaxable and nondeductible items:				
Nondeductible interest	-	0.0%	2,080	(4.9)%
Gain on transfer of employee contracts	-	0.0%	440	(1.0)%
Stock-based compensation	-	0.0%	(6,521)	15.3%
Others	(158)	0.2%	192	(0.5)%
Other reconciliation items:				
Deferred tax related to issuance of warrants	19,353	(22.4)%	-	0.0%
Adjustment of book-tax difference on capital assets	3,352	(3.9)%	(661)	1.6%
Non-controlling interest's income	(5,374)	6.2%	-	0.0%
Others	313	(0.4)%	(340)	0.8%
Change in valuation allowance	(32,486)	37.6%	6,398	(15.0)%
	$ -	0.0%	$ -	0.0%

The significant components of deferred income tax assets and liabilities were:

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

	For the year ended December 31,	
	2025	2024
Deferred income tax assets:		
Non-capital loss carryforwards	$ 64,960	$ 58,371
Share issuance costs	6,723	3,139
Exploration assets	7	7
Property, plant and equipment	9,082	3,703
Investment measured at fair value	495	592
Production payment arrangements	8,015	-
Stock-based compensation	112	112
Other items	(285)	449
	89,109	66,373
Less: valuation allowance	(44,779)	(63,617)
Total deferred income tax assets	$ 44,330	$ 2,756
Deferred income tax liabilities:		
Investment in Lithium Nevada Ventures	$ (44,330)	$ (2,756)
Total deferred income tax liabilities	$ (44,330)	$ (2,756)
Deferred income tax assets, net	$ -	$ -

The Company has non-capital loss carryforwards in (i) the US of approximately $288.5 million (2024 - $257.6 million) of which $38.8 million expires between 2029 and 2037 and the remaining amount has no fixed date of expiry and (ii) Canada of $16.2 million (2024 - $15.9 million) expiring in 2044. The non-capital loss carryforwards are available to reduce taxable income in the US and Canada, respectively.

The Company has recognized a valuation allowance to the extent the recovery of deferred tax assets cannot be supported by the reversal of taxable temporary differences, as recovery of these deferred tax assets is not considered "more likely than not".

19. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

Other cash information during the years ended December 31 were as follows:

	For the year ended December 31,	
	2025	2024
Interest received on cash deposits	$ 8,280	$ 15,918
Interest paid	$ (1,346)	$ (268)
Non-cash investing and financing activities		
Total non-cash additions to mineral properties, plant and equipment composed of:	$ 190,524	$ 22,208
Right-of-use assets obtained in exchange for new finance lease liabilities	-	19,731
Capitalization of stock-based compensation	1,570	4,255
Capitalization of depreciation	10,655	1,432
Capitalization of interest on the Orion Investment	22,112	-
Capitalization of interest on the DOE Loan	4,349	-
Capitalization of non-cash interest	445	(32)
Deposits on long-lead equipment and other long-term prepaids	24,394	-
Increase in reclamation liabilities	185	-
Other non-cash transactions including working capital changes	126,814	(3,178)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 4,276	$ 719

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

20. FAIR VALUES OF FINANCIAL INSTRUMENTS

(a) Financial instruments not measured at fair value

Except as disclosed below, the carrying value of the financial assets and liabilities, where the measurement basis is other than fair value, approximate their fair values due to the immediate or short-term nature of these instruments considering there have been no significant changes in credit and market interest rates since original date. Cash and restricted cash, receivables, accounts payable, royalty obligations, Notes, PPA, and DOE Loan are measured at amortized cost.

(b) Measurement of fair value

Financial instruments recorded at fair value on the Consolidated Balance Sheets and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

- Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and
- Level 3 – Inputs for assets and liabilities that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table identifies the Company's assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. The carrying value is equal to the fair value at each date reported.

		Fair Value at	
	Category	December 31, 2025	December 31, 2024
Financial assets			
Investment in GT1 (Note 6) [1]	Level 1	$ 365	$ 537
Investment in Ascend Elements (Note 6) [2]	Level 3	4,498	3,615
		$ 4,863	$ 4,152
Financial liabilities			
LAC warrant obligation (Note 3) [3]	Level 3	$ 83,796	$ -
JV warrant obligation (Note 3) [4]	Level 3	150,295	-
Embedded Derivative - conversion feature (Note 11) [5]	Level 3	102,368	-
		$ 336,459	$ -

[1] A loss on change in fair value of $0.2 million (2024 - $2.0 million) was recognized in the Consolidated Statements of Loss for the year ended December 31, 2025.

[2] The fair value was based on a review of Ascend Elements' business development, financings and trends in the share prices of other companies in the same industry sector. A gain on change in fair value of $0.9 million (2024 - loss of $5.0 million) was recognized in the Consolidated Statements of Loss for the year ended December 31, 2025.

[3] The fair value of the LAC Warrant at inception on October 7, 2025 and at December 31, 2025 was calculated using Level 3 inputs and represents the intrinsic value using a share price of $4.36 at December 31, 2025 ($8.27 at October 7, 2025), assumed exercise price of $0.01 per share and estimates of the impact of increases to equity prior to the number of shares being fixed at the time of issuance of the warrant certificates. A gain on the change in

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

fair value of $59.6 million was recognized in the Consolidated Statement of Loss for year ended December 31, 2025.

4 The fair value of the JV Warrant inclusive of the Put, Call and Exchange Agreement obligations at inception on October 7, 2025 and at December 31, 2025 was calculated using Level 3 inputs including the implied value of the underlying Non-Voting Units, calculated by reference to the market capitalization of the Company's common shares and the estimated fair value of assets and liabilities of the Company other than its interest in Lithium Nevada Ventures (at the valuation dates, as well as an estimate of time value based on the assumed exchange ratio of 7.82% at October 7, 2025 and at December 31, 2025 and estimated impacts of anticipated future increases in net assets above the JV). A gain on change in fair value of $100.4 million was recognized in the Consolidated Statements of Loss for year ended December 31, 2025.

5 The fair value of the conversion derivative was determined using a Partial Differential Equation method with the following inputs and assumptions at December 31, 2025: expected volatility of 47%, share price of $4.36, risk-free rate of 3.66%, and no expected dividends. The fair value at inception on April 1, 2025 was determined using the following inputs: expected volatility of 35.2%, share price of $2.76, risk-free rate of 3.9%, and no expected dividends. A loss on change in fair value of the embedded derivative of $166.7 million was recognized in the Consolidated Statements of Loss for the year ended December 31, 2025 (Note 11).

The Company has, where appropriate, estimated the fair value of financial instruments for which the amortized cost carrying value may be significantly different than the fair value. At December 31, 2025 and December 31, 2024, this includes the following:

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Royalty obligation (Note 11) [1]	$ 21,160	$ 13,699	$ 20,715	$ 15,563
Production payment obligation (Note 11) [2]	29,684	32,717	-	-
Convertible Debt host (Note 11) [3]	57,649	62,367	-	-
DOE Loan (Note 3) [4]	350,987	301,630	-	-
Total	$ 459,480	$ 410,413	$ 20,715	$ 15,563

1 The estimated fair value involved Level 3 inputs and was determined using a discounted cash flow with a discount rate of 26.1% at December 31, 2025 (2024 - 12.3%).

2 The estimated fair value involved Level 3 inputs and was determined using a discounted cash flow with the following inputs and assumptions: average lithium production of 41,500 tonnes per year, average lithium price of $15,082 per tonne and discount rate of 26.8%.

3 The estimated fair value involved Level 3 inputs and was determined using a discount rate of 26.1%.

4 The estimated fair value involved Level 3 inputs and was determined using a discounted cash flow with a discount rate of 8.0% at December 31, 2025.

21. COMMITMENTS

The Company has entered into certain long-term purchase agreements related to long-lead equipment, infrastructure and services related to the construction of the processing plant as well as development and mining services at Thacker Pass. These agreements contain certain fixed and determinable cost components, as well as components that are variable based on time and materials. The following represents the fixed and determinable portion of the commitments, excluding lease components disclosed in Note 10, for each of the next five years. There were no commitments under these agreements at December 31, 2024.

	2026	2027	2028	2029	2030	Thereafter
Long-lead equipment	$ 17,346	$ 427	$ 2,562	$ 2,562	$ 2,562	$ 4,698
Infrastructure	-	3,413	20,477	20,477	20,477	206,539
Service contracts	58,445	32,245	-	-	-	-
Other	67	5,356	1,387	218	225	1,360
Total	$ 75,858	$ 41,441	$ 24,426	$ 23,257	$ 23,264	$ 212,597

(Expressed in thousands of U.S. dollars, except for per share amounts; shares and equity instruments in thousands)

Transload Terminal Services Agreement and U.S. Department of War (formerly the Department of Defense) Grant

LN is party to a Transload Terminal Services Agreement (the "**Terminal Agreement**") executed on October 28, 2024, to finance the construction of a railcar and truck terminal (the "**Terminal**") in Winnemucca, Nevada. The initial term of the Terminal Agreement is 10 years with two automatic extensions of 5 years each. A third-party developer has agreed to fund approximately $95.0 million to finance the construction of the Terminal through a finance lease to the Company. Under the terms of the lease, the Company expects lease payments to be approximately $20.5 million per year for each of the first 10 years and $6.7 million per year for each of the second 10 years, with an early buyout option to purchase the Terminal. The total amount funded by the third-party developer and the amount of the future lease payments will be determined upon commencement of the lease at a future date. The arrangement is a build-to-suit arrangement and the Company has been involved in the design and construction of the Terminal prior to the anticipated lease commencement. Accordingly, the Company has determined it controls the Terminal during the construction period and will record construction costs incurred during the construction period as a construction-in-process asset and a related financing obligation on the Company's Consolidated Balance Sheets. The Company's interest in the Terminal Agreement serves as collateral under the DOE Loan (Note 3).

While not a commitment of the Company, on August 5, 2024, the Company received approval for a $11.8 million grant from the U.S. Department of War (formerly the Department of Defense) to support an upgrade of the local power infrastructure and to help build a transloading facility, which is part of the construction of the Terminal. The monies available under the grant will be available as costs are incurred. As of December 31, 2025, the Company has received $1.1 million (2024 - $nil) and has a receivable of $2.4 million (2024 - $nil).

22. SUBSEQUENT EVENTS

Common stock - At-the-Market Program

On January 26, 2026, the Company completed the November 2025 ATM Program and sold 32.5 million common shares at an average price of $5.92 per share, for aggregate net proceeds of $189.7 million after sales agent's commission and other expenses.

LAC Warrant and JV Warrant

On January 30, 2026 (the "**Issuance Date**"), as required under the OWCA:

- The Company issued to the DOE the LAC Warrant. The LAC Warrant is to purchase up to 18,268,687 Common Shares, which is equal to 5% of the Company's outstanding total shares as of the Issuance Date, with an exercise price of $0.01 per share, exercisable for ten years from the Issuance Date, subject to customary anti-dilution adjustments and other terms set forth in the LAC Warrant.
- The JV issued to the DOE the JV Warrant providing for, among other things, the right to purchase 8,656,509,695 Non-Voting Units, which is equal to a 5% economic interest in the JV as of the Issuance Date, at an exercise price of $0.0001 per Non-Voting Unit, exercisable for ten years from the Issuance Date, subject to customary anti-dilution adjustments and other terms set forth in the JV Warrant. The number of Non-Voting Units underlying the JV Warrant is 8,656,509,695, which is equal to a 5% economic interest in the JV as of the Issuance Date.
- The JV, the Company, B.C. Corp, the LAC JV Member, GM and the DOE, entered into the Put, Call and Exchange Agreement.

Borrowings under the DOE Loan

On February 24, 2026, LN received its second advance under the DOE Loan of $432.0 million.

Item 9: Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025. Based on the foregoing, the CEO and CFO concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that are filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and such information is accumulated and communicated to management, including the Company's CEO and CFO, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company's transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company's financial statements; providing reasonable assurance that receipts and expenditures of the Company's assets are made in accordance with management's authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected.

Management conducted its evaluation of the effectiveness of the Company's internal controls over financial reporting based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Item 9B: Other Information

Trading Arrangements

During the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a "Rule 10b5-1 trading arrangement" or non-Rule 10b5-1 trading arrangement (as each term is defined in Item 408 of Regulation S-K).

Item 9C: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Items 10, 11, 12, 13 and 14

Information required by Items 10, 11, 12, 13 and 14 of this Form 10-K is incorporated by reference from the Company's definitive Proxy Statement for the Company's 2026 Annual Meeting of Stockholders, which will be filed with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of the 2025 fiscal year, all of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

PART IV

Item 15: Exhibits, Financial Statement Schedules

(a) 1. All Financial Statements and Supplemental Information

2. Financial Statement Schedules

All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements and notes thereto in Item 8.

3. Exhibits

(b) Exhibits

Exhibit Number	Exhibit Name
2.1+	Investment Agreement, dated October 15, 2024, between Lithium Americas Corp., General Motors Holdings LLC, and Lithium Nevada Ventures LLC (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
2.2#+	Second Amended and Restated Limited Liability Company Agreement of Lithium Nevada Ventures LLC, dated effective as of January 30, 2026 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
3.1	Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
4.1#+	Convertible Note, dated April 1, 2025, issued by Lithium Americas Corp. to OMF Fund IV SPV M LLC (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-3 filed by Lithium Americas Corp. on May 15, 2025).
4.2#+	Registration Rights Agreement, dated April 1, 2025, by and between Lithium Americas Corp. and OMF Fund IV SPV M LLC (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-3 filed by Lithium Americas Corp. on May 15, 2025).
4.3+	Amended and Restated Investor Rights Agreement, dated October 15, 2024, between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
4.4+	Amended and Restated Arrangement Agreement dated June 14, 2023 between Old LAC and the Company (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
4.5	Lock-Up Agreement dated October 2, 2023 between Old LAC, 1397468 B.C. Ltd. and GFL International Co., Limited (incorporated by reference to Exhibit 99.11 to the Current Report on Form 6-K filed by LAC on October 5, 2023).
4.6+	Registration Rights Agreement, dated January 30, 2026, by and between Lithium Americas Corp. and the United States Department of Energy (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.1*	Omnibus Waiver, Consent and Amendment, dated October 7, 2025, by and among Lithium Nevada LLC, 1339480 B.C. Ltd., LAC US Corp., Lithium Nevada Ventures LLC, Lithium Nevada Projects LLC, Citibank, N.A. and the United States Department of Energy.
10.2+	Warrant to Purchase Non-Voting Units of Lithium Nevada Ventures LLC, dated January 30, 2026, issued to Lithium Nevada Projects LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).

10.3+	Amended and Restated Warrant to Purchase Non-Voting Units of Lithium Nevada Ventures LLC, dated January 30, 2026, issued to the United States Department of Energy (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.4+	Warrant to Purchase Common Shares of Lithium Americas Corp., dated January 30, 2026, issued to 1339480 B.C. Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.5+	Amended and Restated Warrant to Purchase Common Shares of Lithium Americas Corp. , dated January 30, 2026, issued to the United States Department of Energy (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.6+	Put, Call and Exchange Agreement, dated January 30, 2026, by and among Lithium Nevada Ventures LLC, Lithium Americas Corp., 1339480 B.C. Ltd., LAC US Corp., General Motors Holdings LLC and the United States Department of Energy (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.7+	Transaction Agreement, dated March 5, 2025, by and between Lithium Americas Corp. and OMF Trading IV LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Lithium Americas Corp. on May 15, 2025).
10.8+	Production Payment Agreement, dated April 1, 2025, by and between Lithium Americas Corp. and OMF Fund IV SPV M LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Lithium Americas Corp. on August 14, 2025).
10.9+	Joinder Agreement dated December 20, 2024 (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.10+	Management Services Agreement, dated December 20, 2024, by and among LAC Management LLC, Lithium Nevada Ventures LLC, Lithium Nevada LLC and for the purposes set forth therein, Lithium Americas Corp. (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.11	Assignment of Offtake Agreement, dated October 28, 2024, by and among Lithium Americas Corp., Lithium Nevada Corp. and General Motors Holdings LLC. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by LAC on December 23, 2024).
10.12+	Second Amendment to Lithium Offtake Agreement, dated December 20, 2024, by and among Lithium Americas Corp., Lithium Nevada LLC, and General Motors Holdings LLC (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.13+	Lithium Offtake Agreement (Phase Two), dated December 20, 2024, by and among General Motors Holdings LLC, Lithium Americas Corp. and Lithium Nevada LLC (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.14+	Loan Arrangement and Reimbursement Agreement dated October 28, 2024 (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.15+	Omnibus Amendment and Termination Agreement, dated December 17, 2024 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.16+	Affiliate Support Agreement by and among Lithium Americas Corp., 1339480 B.C. Ltd., KV Project LLC, United States Department of Energy and Citibank, N.A., dated October 28, 2024 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.17+	Note Purchase Agreement by and among the Federal Financing Bank, Lithium Nevada Corp, and the Secretary of Energy, dated October 28, 2024 (incorporated by reference to Exhibit

	10.14 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.18+	Future Advance Promissory Note, dated October 28, 2024 (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.19	Joinder Agreement dated October 3, 2023 between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 99.15 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)
10.20	Tax Indemnity and Cooperation Agreement dated October 3, 2023 between Lithium Argentina and LAC (incorporated by reference to Exhibit 99.12 to the Current Report on Form 6-K filed by LAC on October 5, 2023).
10.21#	Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023).
10.22†	Amended and Restated LAC Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on June 12, 2025).
10.23*†	Form of Deferred Share Unit Grant Letter
10.24*†	Form of Restricted Share Rights Grant Letter for Performance Share Units
10.25*†	Form of Restricted Share Unit Grant Letter
10.26†	Executive Employment Agreement dated October 3, 2023 by and between Richard Gerspacher and Lithium Nevada Corp. (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.27†	Executive Employment Agreement dated October 3, 2023 by and between Jonathan David Evans and Lithium Nevada Corp. (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.28†	Executive Employment Agreement dated October 3, 2023, by and between Kelvin Dushnisky and Lithium Americas Corp. (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.29†	Employment Agreement dated January 29, 2025, by and between LAC Management LLC and Brandin Luke Colton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on January 7, 2025).
19.1*	Code of Conduct
21.1*	Subsidiaries of the registrant
23.1*	Consent of PricewaterhouseCoopers LLP (PCAOB ID #271)
23.2*	Consent of Sawtooth Mining LLC
23.3*	Consent of EXP U.S. Services Inc.
23.4*	Consent of NewFields Mining Design & Technical Services
23.5*	Consent of SGS Canada Inc.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
96.1	Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA, effective December 31, 2024 (incorporated by reference to Exhibit 96.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on January 7, 2025)
97.1	Registrant's Incentive Compensation Recovery Policy effective November 2024 (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by Lithium AmericasCorp. on March 28, 2025)
101**	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline Extensible Business Reporting Language (iXBRL) includes: (i) the Consolidated Income Statements, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Equity and (vi) Notes to the Consolidated Financial Statements
104 **	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** These files are furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Act of 1934, as amended, and otherwise are not subject to liability under those sections.

\# Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Corporation agrees to furnish supplementally an unredacted copy of the Exhibit to the Securities and Exchange Commission upon its request.

\+ Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Corporation agrees to furnish supplementally an unredacted copy of the Exhibit to the Securities and Exchange Commission upon its request.

† Management contract or compensatory plan or agreement.

Item 16: Form 10-K Summary

None.

Signatures

LITHIUM AMERICAS CORP.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LITHIUM AMERICAS CORP. (Registrant)

By: /s/ Jonathan Evans

Jonathan Evans
President and Chief Executive Officer

Date: March 19, 2026

LITHIUM AMERICAS CORP.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 19th day of March 2026 by the following persons on behalf of the registrant and in the capacities indicated, including a majority of the directors.

Signature	Title
/s/ Jonathan Evans Jonathan Evans	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ Luke Colton Luke Colton	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Kelvin Dushnisky Kelvin Dushnisky	Director and Executive Chair
/s/ Yuan Gao Yuan Gao	Lead Independent Director
/s/ Michael Brown Michael Brown	Director
/s/ Fabiana Chubbs Fabiana Chubbs	Director
/s/ Jinhee Magie Jinhee Magie	Director
/s/ Philip Montgomery Philip Montgomery	Director

Supplemental Information

None.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Transition Period from to

Commission File Number: 001-41788



LITHIUM AMERICAS CORP.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
3260 - 666 Burrard Street, Vancouver, BC	V6C 2X8
(Address of Principal Executive Offices)	*(Zip Code)*

(778) 656-5820
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Trading Symbol(s)*	*Name of each exchange on which registered*
Common Shares, no par value per share	LAC	New York Stock Exchange
		Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Smaller reporting company ☒	Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common shares held by nonaffiliates on June 30, 2025, determined using the per share closing price on the New York Stock Exchange American of $2.68 on that date, was approximately $0.6 billion. The number of the registrant's common shares, no par value per share, outstanding as at April 23, 2026 was 348,821,406.

EXPLANATORY NOTE

Lithium Americas Corp. ("**LAC**" or the "**Company**") is filing this Amendment No. 1 on Form 10-K/A for the year ended December 31, 2025 (the "**Form 10-K/A**") to amend our Annual Report on Form 10-K for the year ended December 31, 2025, originally filed with the Securities and Exchange Commission (the "**SEC**") on March 19, 2026 (the "**Original Form 10-K**"). We are filing this Form 10-K/A to, among other things, present the information required by Part III of Form 10-K that was previously not included in the Original Form 10-K in reliance on General Instruction G.(3) to Form 10-K. The Company is hereby amending the Original Form 10-K as follows:

On the cover page, (i) to delete the reference in the Original Form 10-K to the incorporation by reference of the Company's definitive proxy statement for its 2026 annual meeting of stockholders (the "**Annual Meeting**") and (ii) to update the date as of which the number of outstanding shares of the Company's common stock is being provided;

•To present the information required by Part III of Form 10-K, which information we originally indicated in the Original Form 10-K would be incorporated by reference in our definitive proxy statement to be delivered to our stockholders in connection with our Annual Meeting; and

•To file new certifications of the Company's principal executive officer and principal financial officer as Exhibits 31.3 and 31.4 to this Form 10-K/A under Item 15 of Part IV hereof, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Because no financial statements have been included in this Form 10-K/A and this Form 10-K/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted.

Except as described above, no other changes have been made to the Original Form 10-K. This Form 10-K/A does not otherwise update information in the Original Form 10-K to reflect facts or events occurring subsequent to the filing date of the Original Form 10-K. This Form 10-K/A should be read in conjunction with the Original Form 10-K and with any of our filings made with the SEC subsequent to filing of the Original Form 10-K.

INDEX

Contents

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

DIRECTORS OF THE REGISTRANT

Director Profiles

The following profiles provide information about LAC's current directors, including their backgrounds, experience, current directorships, and the Board committees they sit on. Additional information regarding skills and experience of the Company's directors can be found in the *Mix of Skills and Experience* section below.

Board committees are abbreviated in this Annual Report as shown in the table below.

Committee	Abbreviation
Audit and Risk Committee	A&R Committee
Compensation and Leadership Committee	C&L Committee
Governance and Nomination Committee	G&N Committee
Safety and Sustainability Committee	S&S Committee
Technical Committee	Technical Committee



Director and Executive Chair of the Company

Residence:
Toronto, Ontario, Canada

Age: 62

Director since: 2023

Gender: Male

Kelvin Dushnisky   *Non-Independent*

Mr. Dushnisky is the Executive Chair of the Company. He joined the Board in October 2023, and served as a Director of Old LAC from June 2021 to October 2023. Mr. Dushnisky has served as the Executive Chair of B2Gold Corp. since February 23, 2026. He previously served as Chief Executive Officer and a member of the Board of Directors of AngloGold Ashanti PLC where he led the execution of the organization's strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America and Australia, along with exploration interests and investments in Canada and the USA. Prior to AngloGold Ashanti, Mr. Dushnisky had a sixteen-year career with Barrick Gold Corporation ("**Barrick**"), ultimately as its President and a member of the Barrick Board of Directors. Prior to Barrick, Mr. Dushnisky held senior executive and board positions with a number of private and listed companies. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association. Among numerous other industry and related associations, Mr. Dushnisky is past Chair of the World Gold Council and a former member of the International Council on Mining and Metals (ICMM) CEO Council and the Accenture Global Mining Council. Mr. Dushnisky is a past member of the Board of Trustees of the Toronto-based University Health Network (UHN). LAC believes that Mr. Dushnisky is well suited to serve as a director and Executive Chair of the Board based on his extensive experience in the mining industry, including service as a director and executive to public corporations in the industry.

LAC Committees: None

Other Public Company Directorships*:
- B2Gold Corp. (NYSE: BTG | TSX: BTO)
  - Executive Chair since February 23, 2026
  - Board Chair from July 1, 2024 to February 22, 2026
  - Member of the Corporate Governance and Nominating Committee from July 1, 2024 to February 22, 2026
  - Member of the Compensation Committee from July 1, 2024 to February 22, 2026
- Doman Building Materials Group Ltd. (TSX: DBM)
  - February 2010 – May 8, 2026**
  - Lead Independent Director
  - Chair of the Nominating and Corporate Governance Committee
  - Member of the Audit Committee from June 18, 2020 to May 30, 2024
  - Member of the Compensation Committee from June 18, 2020 to May 30, 2024

* In 2025, Mr. Dushnisky had a 100% attendance rate for board meetings across the companies on which boards he served.

** Mr. Dushnisky has officially notified Doman Building Materials Ltd. that he will not stand for re-election at the company's annual meeting of shareholders on May 8, 2026.

Prior Public Company Directorships (2019-2024):
- Rigel Resource Acquisition Corp. ("**Rigel**") (NYSE: RRAC)
  - June 2021 – May 2025

- Old LAC (NYSE: LAR | TSX: LAR)
  - June 2021 – October 2023
  - Member of the Governance, Nomination, Compensation and Leadership Committee
  - Member of the Environment, Sustainability, Safety and Health Committee



Lead Independent
Director

Residence:
Broomfield,
Colorado, USA

Age: 63

Director since:
2023

Gender: Male

Yuan Gao   *Independent*

Dr. Gao joined the Board in October 2023 and served as Director of Old LAC from September 2019 to October 2023. He was the Vice Chairman of the board of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd, a leading producer of cathodes for lithium-ion batteries, from September 2019 to May 2023, having served as President and Chief Executive Officer ("**CEO**") from May 2014 to September 2019. Previously, Dr. Gao served as Vice President at Molycorp Inc., and as Global Marketing Director and Technology Manager at FMC Corporation (USA). Dr. Gao holds a BSc from the University of Science and Technology of China, and a PhD in Physics from the University of British Columbia. He has also completed Executive Education at The Wharton Business School, University of Pennsylvania. LAC believes that Dr. Gao is well suited to serve as a director based on his experience in significant management roles and his broad experience in the energy industry.

LAC Committees: C&L Committee, G&N Committee (Chair) and Technical Committee

Other Public Company Directorships: Fino Inc. (KOSDAQ:033790)

Prior Public Company Directorships (2019-2024):
- Old LAC (NYSE: LAR | TSX: LAR)
  ○ September 2019 – October 2023
  ○ Chair of the Governance, Nomination, Compensation and Leadership Committee
  ○ Member of the Environment, Sustainability, Safety and Health Committee
  ○ Member of the Audit Committee



Director

Residence:
Henderson,
Nevada, USA

Age: 67

Director since:
2023

Gender: Male

Michael Brown   *Independent*

Mr. Brown joined the Board on October 3, 2023. He is a Fellow at the Lincy Institute at the University of Nevada, Las Vegas ("**UNLV**"). He joined UNLV in 2023 following service in the Cabinet of Governor Sisolak of Nevada from 2019 to 2022; first as Director of the Department of Business & Industry and then as Executive Director of the Governor's Office of Economic Development. Previously, Mr. Brown served as President of Barrick Gold North America, a subsidiary of Barrick Gold Corporation from 2015 to 2018 after serving in roles of increasing responsibility with Barrick since 1994. He is a former member of the executive committee of the U.S. National Mining Association and a past Chairman of the Nevada Mining Association. Mr. Brown holds an MBA from George Washington University. Mr. Brown is enrolled in the Directorship Certification program of the National Association of Corporate Directors (NACD). In 2025, he participated in four NACD member forums, including sector roundtables on emerging energy and manufacturing issues. LAC believes that Mr. Brown is well suited to serve as a director based on his deep knowledge of mining industry dynamics and public policy in the US.

LAC Committees: A&R Committee and S&S Committee (Chair)

Other Public Company Directorships: None

Prior Public Company Directorships (2019-2024): None



Director

Residence:
Vancouver,British
Columbia,
Canada

Age: 60

Director since:
2023

Gender: Female

Fabiana Chubbs   *Independent*

Ms. Chubbs joined the Board in October 2023 and served as Director at Old LAC from June 2019 to October 2023. Ms. Chubbs served as the Chief Financial Officer (the "**CFO**") of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado Gold Corporation in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to joining Eldorado Gold Corporation, Ms. Chubbs was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, including a Certified Public Accountant bachelor's degree, and a Bachelor of Business Administration degree. Ms. Chubbs is a Chartered Professional Accountant in Canada. Ms. Chubbs also serves on the board of Royal Gold, Inc. LAC believes that Ms. Chubbs is well suited to serve as a director based on her extensive international and financial experience in the mining industry and her expertise in accounting, risk management and Sarbanes-Oxley controls.

LAC Committees: A&R Committee (Chair) and G&N Committee

Other Public Company Directorships:
- Royal Gold, Inc. (NASDAQ: RGLD)
  ◦ Member of the Audit and Finance Committee
  ◦ Member of the Governance, Nominating and Compensation Committee

Prior Public Company Directorships (2019-2024):
- Old LAC (NYSE: LAR | TSX: LAR)
  ◦ June 2019 – October 2023
  ◦ Chair of the Audit and Risk Committee
  ◦ Member of the Governance, Nomination, Compensation and Leadership Committee



Director,
President and
CEO

Residence:
Henderson,
Nevada, USA

Age: 56

Director since:
2023

Gender: Male

Jonathan Evans   *Non-Independent*

Mr. Evans is the President and Chief Executive Officer of the Company, and has served as a Director of the Company, since the Separation in October 2023. He was a Director of Old LAC from June 2017 to October 2023, and served as its President from August of 2018 and as Chief Executive Officer from May of 2019 to October 2023. Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for the Lithium Division at FMC Corporation (USA), and as the Chief Operating Officer of DiversiTech Corporation, a portfolio company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric. After earning a B.Sc. in mechanical engineering from Clarkson University, Mr. Evans served in the United States Army as an Armor/Cavalry officer. He subsequently earned a MSc from Rensselaer Polytechnic Institute. LAC believes that Mr. Evans is well suited to serve as a director based on his broad experience in the chemicals and lithium industries and his significant experience in management roles at the Company.

LAC Committees: S&S Committee and Technical Committee

Other Public Company Directorships:
- Neo Performance Materials Inc. (TSX: NEO)
  - Chair, Compensation and Human Resources Committee
  - Member, Health, Environment, Safety and Security Committee

Prior Public Company Directorships (2019-2024):
- Old LAC (NYSE: LAR | TSX: LAR)
  - June 2017 – October 2023



Director

Residence:
Toronto, Ontario,
Canada

Age: 58

Director since:
2023

Gender: Female

Jinhee Magie   *Independent*

Ms. Magie joined the Board in October 2023, and served as a Director at Old LAC from June 2021 to October 2023. Ms. Magie served as the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation (leading diversified base metals producer) from October 2018 to September 2022, overseeing financial reporting, treasury, tax, and information technology (including cybersecurity). She joined Lundin in 2008, serving in various roles of increasing responsibility, including nine years as Vice President, Finance. With over 30 years of experience, Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 20 years in the mining industry. Before joining Lundin, Ms. Magie was the Director of Corporate Compliance for LionOre Mining International Ltd. She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting. Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA). LAC believes that Ms. Magie is well suited to serve as a director based on her accounting and financial expertise in the mining industry and public company board and committee experience.

LAC Committees: A&R Committee, C&L Committee (Chair) and G&N Committee

Other Public Company Directorships:
- AngloGold Ashanti PLC (NYSE: AU | JSE: ANG | ASX: AGG | GSE: AGA | A2X Markets)
  - Member of the Audit and Risk Committee
  - Member of the Social, Ethics and Sustainability Committee

Prior Public Company Directorships (2019-2024):
- Star Royalties Ltd. (TSX-V: STRR | OTCQX: STRFF)
  - August 2020 – August 2025
  - Chair of the Compensation Committee
  - Member of the Audit and Risk Committee
- Old LAC (NYSE: LAR | TSX: LAR)
  - June 2021 – October 2023
  - Member of the Audit and Risk Committee
  - Member of the Governance, Nomination, Compensation and Leadership Committee



Director

Residence:
Dalkeith, Western Australia, Australia

Age: 62

Director since: 2023

Gender: Male

Philip Montgomery   *Independent*

Mr. Montgomery joined the Board in October 2023. He brings extensive global experience in major capital projects. Over his 35-year career at BHP Group Limited and its predecessor organizations, Mr. Montgomery worked across various geographies and commodities, demonstrating expertise in leading assets and projects as well as senior corporate roles, including, Global Head of Group Project Management and Vice President – Projects. Since 2020 he has served as a non-executive director on various private and public company boards. Mr. Montgomery holds a B.Sc. in Mechanical Engineering and Business Management from Oxford Brookes University. LAC believes that Mr. Montgomery is well suited to serve as a director based on his executive leadership experience in managing major capital projects.

LAC Committees: C&L Committee, S&S Committee and Technical Committee (Chair)

Other Public Company Directorships: None

Prior Public Company Directorships (2019-2024):
- Walkabout Resources Ltd. (ASX: WKT)
  - July 2021 – November 2024
  - Member of the Audit Committee
  - Chair of the Remuneration Committee

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the Company, no director or proposed director of the Company is, or within the ten (10) years prior to the date of this Annual Report has been, a director or executive officer of any company, including the Company that:

(a)   while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than thirty (30) consecutive days; or

(b)   was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the knowledge of the Company, no director, except as to Philip Montgomery as disclosed below, proposed director or executive officer of the Company is, or within the ten (10) years prior to the date of this Annual Report has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no director or proposed director of the Company has, within the ten (10) years prior to the date of this Annual Report, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

In October 2021, Salt Lake Potash, an Australian company of which Philip Montgomery was a director at the time, voluntarily declared the company insolvent and appointed KPMG LLP as receivers. In November 2024, Walkabout Resources Pty Ltd, an Australian company of which Philip Montgomery was a director at the time, voluntarily declared the company insolvent and appointed Korda Mentha as receivers.

Director Independence

LAC believes that the majority of the Company's directors are independent in accordance with applicable Canadian legal requirements and guidelines and independence criteria of the regulations of the SEC and rules of the NYSE. The G&N Committee and the Board review the independence of each Board member and nominated director against these criteria at least once a year. Consistent with the laws and rules described above, the Board has reviewed all relationships between the Company and each director and considered all relevant quantitative and qualitative criteria.

The Board has determined that the following five (5) of the seven (7) LAC directors qualify as independent: Yuan Gao, Michael Brown, Fabiana Chubbs, Jinhee Magie, and Philip Montgomery. The non-independent directors of the Company are Jonathan Evans, who is the President and CEO of the Company, and Kelvin Dushnisky, who is the Executive Chair. In addition, the Board has determined that all of the directors who currently serve on the A&R Committee and the C&L Committee are independent as required by NYSE and SEC criteria. The G&N Committee is also comprised entirely of independent directors, and the chairs of each of the Board committees are independent.

In recommending to the Board that it determine a director is independent, the G&N Committee considered whether there were any other facts or circumstances that might impair a director's independence. Generally, independence of a director means that the individual is not an employee or member of management of the Company or any subsidiary, receives no compensation from the Company or a subsidiary except compensation for serving as a director on the Board, and generally the individual has no conflicts of interest or other ties to management, the Company or a subsidiary that would lead to a determination that the individual is unable to exercise judgment independent of management. These same considerations extend to immediate family members of the individual.

Dr. Gao has been appointed as the Lead Independent Director by the Board and is responsible for ensuring that the independent directors have regular opportunities to meet in executive sessions without the presence of executives and non-independent directors. Discussions among the independent directors will be led by the Lead Independent Director who will subsequently provide feedback to the Executive Chair. Independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Name	Independent	Not Independent	Reason for non-independence
Kelvin Dushnisky (Executive Chair)		✓	Executive Chair of the Company
Yuan Gao (Lead Independent Director)	✓		
Michael Brown	✓		
Fabiana Chubbs	✓		
Jonathan Evans (President & CEO)		✓	President & CEO of the Company
Jinhee Magie	✓		
Philip Montgomery	✓		

Current Board Committee Participation

The following table outlines Board committee participation as of the date of this Annual Report. All of the directors who currently serve on the A&R Committee and the C&L Committee have been determined to be independent by the Board as required by NYSE and SEC criteria and applicable Canadian securities laws. The G&N Committee is also comprised entirely of independent directors. The Chairs of each of the Company's Board committees are independent.

	Audit and Risk Committee	Governance and Nomination Committee	Compensation and Leadership Committee	Safety and Sustainability	Technical Committee
Kelvin Dushnisky					
Yuan Gao		★	👤		👤
Michael Brown	👤			★	
Fabiana Chubbs	★	👤			
Jonathan Evans				👤	👤
Jinhee Magie	👤	👤	★		
Philip Montgomery			👤	👤	★

★ Committee Chair   👤 Committee Member

Notes:

[1]   The NYSE listing rules require that a majority of the board of directors of a company listed on the NYSE be composed of "independent directors," which is generally defined as a person who the board of directors determines has no "material relationship" with the company. The Board has determined that the following five (5) of the seven (7) LAC directors qualify as independent: Yuan Gao, Michael Brown, Fabiana Chubbs, Jinhee Magie, and Philip Montgomery per the NYSE

independence standards. The non-independent directors of the Company are Jonathan Evans, who is the President and CEO of the Company, and Kelvin Dushnisky, who is the Executive Chair.

(2) Mr. Dushnisky is not a member of any of the committees of the Board. He attends certain committee meetings in his capacity as Executive Chair of the Board.

(3) Mr. Evans is a member of the S&S Committee and Technical Committee. He attends meetings of other committees in his capacity as President and CEO.

(4) Mesdames Chubbs and Magie qualify as audit committee financial experts, as defined under the *Securities Act of 1933* (the "**Securities Act**"), as amended. The Board has also determined that all members of the A&R Committee are financially literate according to the meaning of National Instrument 52-110 – Audit Committees and the rules of the NYSE.

Additional information regarding Board committees can be found in the *Committees of the Board* section below.

Mix of Skills and Experience

The skills matrix below summarizes certain qualifications used by the G&N Committee in their evaluation of the Company's directors. LAC uses this skills matrix to annually assess the Company's Board composition and in the recruitment of new directors. The table below indicates each director's skills and experience in the areas indicated based on a self-assessment by each individual.

	Dushnisky	Gao	Brown	Chubbs	Evans	Magie	Montgomery
Public Company Executive Leadership	•	•	•	•	•	•	•
Industry	•	•	•	•	•	•	•
Operational	•	•		•	•	•	•
Legal/Regulatory	•	•	•	•	•	•	
Risk Management	•	•	•	•	•	•	•
Financial			•	•	•	•	
Human Resources/ Human Capital	•	•	•	•	•	•	•
Cyber	•			•		•	
ESG-S Experience	**ESG-S**	**ESG-S**	**ESG-S**	**ESG**	**ESG-S**	**ESG**	**ESG-S**

To supplement the skills matrix, the directors have given consideration to requisite skills and expertise of the Board to oversee the Company's Environment, Social and Governance ("**ESG**") and Safety ("**ESG-S**") opportunities, priorities and enterprise risks, and the Board's determinations are represented on the skills matrix above.

12

EXECUTIVE OFFICERS OF REGISTRANT

Information About the Company's Executive Officers

The table below sets forth information regarding LAC's executive officers as at the date of this Annual Report. Information regarding the Company's CEO, Jonathan Evans and Executive Chair, Kelvin Dushnisky is included above under *Director Profiles*.



Executive Vice President and CFO

Age: 51

Luke Colton

Mr. Colton joined the Company as Executive Vice President and Chief Financial Officer on January 29, 2025. He is a seasoned mining executive with significant financial, statutory, commercial and leadership experience spanning over two decades across multiple global jurisdictions. Most recently, Mr. Colton was CFO of Minova International from mid-2023 to late-2024, responsible for finance, treasury and taxation as well as being an important member of Minova's senior leadership team. From 2017 to 2022, Mr. Colton was the CFO of Turquoise Hill Resources ("**THR**") as well as a director of Oyu Tolgoi, overseeing the operation of its open-pit mining activities as well as the development of its multi-billion-dollar underground copper mine in Mongolia. Mr. Colton remained the CFO of THR through its privatization by Rio Tinto. His previous experience also includes CFO of Richards Bay Minerals as well as various roles at Rio Tinto and its subsidiaries, including Manager Financial, Capital Accounting and Compliance for Rio Tinto Iron Ore; Principle, Valuations and Analysis within Rio Tinto's Controllership function; and Manager, Reporting and Control for Rio Tinto Energy America. Mr. Colton began his career at Ernst & Young and holds a Masters of Accountancy from Brigham Young University.



Executive Vice President, Capital Projects and Operations

Age: 51

Richard Gerspacher

Mr. Gerspacher has served as the Executive Vice President, Capital Projects and Operations of the Company since January 1, 2026. Prior to, he served as the Executive Vice President, Capital Projects since the Separation in October 2023. Mr. Gerspacher was the Senior Vice President, Capital Projects at Old LAC from February 2022 to October 2023. He has over 24 years of leadership experience in developing and executing successful projects throughout the world in a variety of sectors including industrial minerals, metals mining and power generation. From August 1997 to January 2022, Mr. Gerspacher worked for Fluor Corporation, a global engineering and construction company where he most recently served as Vice President and Projects Director for Fluor's mega Projects Group, including a lithium project in Australia. He also served as Chairman of Fluor's Latin America Talent Development Team and as a member of their Global Project Management Talent Development Team. Mr. Gerspacher holds a Professional Engineer designation, and has a Bachelor's degree in Civil-Structural Engineering from the University of Detroit and a Master of Business Administration degree from Duke University.



Senior Vice President, Government and External Relations

Age: 57

Tim Crowley

Mr. Crowley has served as the Senior Vice President, Government and External Relations since January 1, 2026. Prior to, he served as the Vice President, Government and External Relations since the Separation in October 2023. Mr. Crowley served as the Vice President, Government and External Relations of Old LAC from July 2018 to October 2023. Previously, he was the Principal of Crowley & Ferrato Public Affairs from 2014 to 2021. Prior to Crowley & Ferrato Public Affairs, he was the President of the Nevada Mining Association. He sits on the Keep Truckee Meadows Beautiful Board of Directors and the University of Nevada, Mackay School of Earth Sciences and Engineering Advisory Board. Mr. Crowley holds a Bachelor of Science from the University of Nevada, Reno.



Senior Vice President, General Counsel and Corporate Secretary

Age: 57

Edward Grandy

Mr. Grandy has served as the Senior Vice President, General Counsel and Corporate Secretary of the Company since the Separation in October 2023. He was the Vice President of Legal and Regulatory Affairs of Old LAC from 2018 to October 2023. He was General Counsel of Barrick's copper business from 2012 to 2018 and previously managed the legal affairs for a number of operating and developing projects in the U.S. and Canada. He is a legal department leader with broad experience in project development and regulatory compliance. Prior to joining Barrick in 2006, Mr. Grandy was an attorney and shareholder at a leading mountain-state law firm in the U.S. He is a former chair of the Energy, Natural Resources & Environmental Law Section of the Utah State Bar and has served two terms as a Trustee of the American Exploration and Mining Association. He holds a Bachelor of Arts from Middlebury College and a J.D. from the Emory University School of Law.



Senior Vice President, Finance

Age: 46

Rob Russell-Smith

Mr. Russell-Smith has served as the Senior Vice President, Finance of the Company since October 2, 2025. He brings over 20 years of experience in finance and accounting, with a strong background in financial reporting, treasury, tax planning, internal audit, and strategic business development. From 2011 until joining LAC, he was at Rio Tinto, where he most recently served as General Manager Finance for Copper Americas, leading finance teams supporting operations at Kennecott Utah Copper, Resolution Copper, Escondida and Nuton. Prior to that, Mr. Russell-Smith held senior finance roles at Turquoise Hill Resources and PricewaterhouseCoopers, supporting complex mining operations and corporate finance initiatives across multiple jurisdictions. Mr. Russell-Smith holds a Bachelor of Arts in Economics and Accounting with French from Bristol University and is both an ACCA and Certified Treasury Professional.



**Vice President,
Human Resources**

Age: 41

Aubree Barnum

Ms. Barnum has served as the Vice President, Human Resources of the Company since the Separation in October 2023. She served as the Vice President, Human Resources of Old LAC from November 2021 to October 2023. Ms. Barnum is a human resources professional with over 15 years of experience in municipal and mining industry human resources leadership roles. From November 2020 to October 2021, Ms. Barnum served as Vice President Human Resources for Nevada Copper Corp., prior to which she was the Human Resources Director since October 2018. She earned her Bachelor of Arts degree in Human Physiology from the University of Oregon and a Master of Business Administration/Human Resource Management degree from Columbia Southern University. She holds a Certified Professional in Human Resources (PHR) designation from the Human Resource Certification Institute, is a member of the National Society for Leadership and Success and she sits on the Nevada Governor's Workforce Development Board.



**Vice President,
Corporate
Development**

Age: 54

Alexi Zawadzki

Mr. Zawadzki has served as the Vice President, Corporate Development of the Company since January 1, 2026. Prior to, he served as the Vice President, Resource Development since the Separation in October 2023. Mr. Zawadzki served as the President of North American Operations of Old LAC from August 2017 to October 2023, and as the CEO of Lithium Nevada Corp. He has over 20 years of experience developing mining and energy projects in roles of increasing responsibility. Following 10 years working for an international engineering consultancy, in 2007 he founded a publicly traded renewable energy company resulting in the construction and operation of two hydroelectric facilities. Since 2014, he has been focused on the lithium sector as an enabler of renewable energy technologies. Mr. Zawadzki trained as a hydrologist and holds a Masters degree from Wilfrid Laurier University.

CORPORATE GOVERNANCE

LAC is subject to corporate governance requirements applicable to U.S. domestic issuers and applicable Canadian corporate governance requirements, as well as the governance and disclosure requirements of the TSX and the NYSE.

The Company applies a comprehensive system of stewardship and accountability to align with applicable Canadian and U.S. requirements, including: Canadian Securities Administrators (CSA) National Policy 58-201 *Corporate Governance Guidelines*; National Instrument 58-101 *Disclosure of Corporate Governance Practices*; National Instrument 52-110 *Audit Committees*; requirements of the British Columbia *Business Corporations Act*; Item 407 of Regulation S-K of the SEC and the corporate governance guidelines of the NYSE.

CODE OF CONDUCT

LAC's Code of Conduct is the Company's formal statement of expectations, including with regard to business ethics, that applies to all individuals at LAC and the Company's subsidiaries, including directors, officers and employees (including the CEO, CFO and Principal Accounting Officer), as well as consultants and contractors retained by the Company. It discusses what LAC expects of personnel in various areas including:

- comply with applicable laws, rules and regulations;

- act honestly and ethically;

- use their best judgment;

- understand the legal requirements and other standards applicable to their work, and seek advice from management, internal counsel or externally if uncertain on how to proceed;

- act with integrity and treat people with respect;

- promote inclusion and belonging across all workplaces while upholding a standard of conduct free from bullying, harassment, or discrimination;

- avoid conflicts of interest, including examples of acceptable forms of gifts and entertainment, and do not use Company opportunities for personal gain;

- keep information confidential;

- comply with anti-corruption and money laundering prohibitions;

- comply with environmental, social, health and safety requirements;

- protect Company assets and use them efficiently; and

- report unethical or illegal behavior, and concerns about LAC's business or financial disclosure.

The Board approved the Code of Conduct on October 4, 2023 and an amended version on March 27, 2025 to clarify procedures for granting waivers of the Code for directors, management and other personnel, and other administrative and non-substantive amendments. The latest version of the Code of Conduct is available on the Company's website. The Company will post information regarding any amendment to, or waiver from, its Code of Conduct on its website under the Governance sub-heading, under the ESG-S tab. The Board approved the Whistleblower Policy on October 4, 2023 and an amended version on November 12, 2025 to update that the Lead Independent Director could also review complaints made about or related to the person serving as the Chair of the Audit and Risk Committee. The Whistleblower Policy is available on the Company's website under the Governance sub-heading, under the ESG-S tab.

On the commencement of employment with LAC and annually thereafter, all LAC employees and consultants active in the Company's human resources information system are required to certify compliance with the Code of Conduct. In addition, employees and consultants are also required to disclose any actual or potential conflicts of interest. The Board monitors compliance with the Code of Conduct by relying on reports and tracking conducted by management relating to annual certifications provided by employees. As of the date of this Annual Report, 100% of such LAC employees and 100% of such LAC consultants have certified compliance with the Code of Conduct for the year ended December 31, 2025.

Directors must also certify their compliance with the Code of Conduct on an annual basis. All directors serving on the Board as at the date of this Annual Report have certified their compliance with the Code of Conduct for the year ended December 31, 2025.

MEETINGS AND COMMITTEES OF THE BOARD

The Board held fourteen (14) meetings during 2025. During 2025, all of the Company's directors attended 100% of the meetings of the Board and the meetings of the committees of the Board on which each director served with the exception of (i) Yuan Gao who attended 93%, (ii) Fabiana Chubbs who attended 95%, and (iii) Philip Montgomery who attended 90% of the meetings of the Board and of the committees of the Board on which such director served.

The Board has five (5) standing committees as more particularly described below. The Board, the A&R Committee, the S&S Committee and the Technical Committee are each required to meet a minimum of four (4) times per calendar year. The C&L Committee and G&N Committee are each required to meet a minimum of two (2) times per calendar year. During 2025, the A&R Committee held five (5) meetings, C&L Committee held seven (7) meetings, the G&N Committee held three (3) meetings, the S&S Committee held four (4) meetings, and the Technical Committee held four (4) meetings.

The Board has adopted a Corporate Governance Framework to act as a guide for the Board in the exercise of its responsibilities to the Company and Shareholders, in addition to written charters for each Board committee setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board. The Board has not developed written position descriptions for the chairs of each committee, as those roles are derived from the mandates and responsibilities of each committee, together with the functioning of the committees themselves. Written position statements for the Board Chair, CEO and CFO are set out in the Corporate Governance Framework. The Corporate Governance Framework and Board Committee Charters are available on the Company's website under the Governance sub-heading, under the ESG-S tab.

Board Effectiveness and Director Assessment

The G&N Committee oversees an assessment of the performance of the Board, the Executive Chair, Board Committees and individual directors annually and reports the results to the Board.

The assessment process involves annual individual director assessments and committee assessments. The individual director assessment includes questions about effectiveness, communication, personal and individual peer performance and soliciting input from directors about areas for potential improvement, and seeks specific input on topics such as risk, strategy and governance. The Executive Chair of the Board and Chair of the G&N Committee meet separately with individual directors as deemed appropriate. The G&N Committee also monitors developments in board governance and evolving best practices in corporate governance.

Board Education and Orientation

The Company believes in the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors and emerging trends in the mining industry.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management and professional advisors also regularly provide presentations to the Board on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. In some cases, external consultants are invited to address the Board. Board members are also encouraged to attend seminars, conferences and professional development events that further their knowledge about matters relevant to the Board or committee they are members of, or their knowledge of the Company's business. All Board members are members of, and have access to, resources provided by the Institute of Corporate Directors and National Association of Corporate Directors. Members of the A&R Committee in particular are encouraged to attend conferences related to accounting, finance and cybersecurity issues to maintain and further their knowledge of issues falling within the oversight of the committee, and members independently attend seminars and sessions offered externally in this regard.

Visits to Lithium Americas' facilities are also important educational opportunities. Directors are generally given tours of the properties, including the project site and technical center, to provide them with additional insight into the business and to encourage interaction with local management and personnel. In addition, all Board members are provided with detailed monthly management reports regarding the business and operations.

In 2025, directors completed a site tour of the Thacker Pass project. They also completed seminars and information sessions offered by management and third parties on topics including strategic planning from a board perspective, corporate governance, cybersecurity, and accounting and financial reporting developments.

New directors on the Board are provided with an orientation that includes meetings with the Company's senior management team, including the Executive Chair, President and CEO, Executive Vice President and CFO, Executive Vice President, Capital Projects and Operations, Senior Vice President, General Counsel and Corporate Secretary, Senior Vice President, Government and External Affairs and Vice President, Human Resources. Resources generally cover topics including the Company's history and current status of operations, information about the Company's business, goals, strategy and major policies, familiarization with partners and major service providers, updates on the political environment in the jurisdictions where the Company operates, information about the lithium industry, lithium markets and pricing, as well as developments in the electric vehicle and battery markets, recent analyst reports, information about the Code of Conduct, information pertaining to personal liabilities, LAC's insurance program, cybersecurity, rules for purchasing, exercising and selling Company-issued securities, and rules regarding insider trading and non-public information. New directors also participate in office and site visits and have the opportunity to meet with staff throughout the organization.

A Board manual is also provided to new directors that includes LAC policies, including the Code of Conduct, the Board's Corporate Governance Framework, Committee Charters, position descriptions and other information about the Company.

Audit and Risk Committee

The A&R Committee consists of Fabiana Chubbs (Chair), Michael Brown and Jinhee Magie. The Board has determined that the members of the A&R Committee meet the applicable independence requirements of the SEC, the applicable NYSE rules and applicable Canadian securities laws.

The A&R Committee is responsible for (a) overseeing the integrity of the Company's financial statements and reviewing the Company's financial disclosure and reporting; (b) overseeing the integrity and performance of the Company's internal audit processes, including the internal audit function; (c) monitoring the qualifications, independence and performance of the Company's external auditor; (d)

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reviewing the integrity and effectiveness of the Company's systems of internal controls for reporting on the Company's financial condition; (e) monitoring management's compliance with legal and regulatory requirements as it relates to financial and reporting matters; and (f) overseeing certain risk management systems and practices adopted by the Company.

Based on their business and educational experience, each A&R Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the A&R Committee have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

The A&R Committee meets in-camera with the CFO at the end of each meeting, and meets separately with the external auditor and internal controls auditor. The committee also meets in-camera at the end of each meeting.

Financial Literacy

In accordance with applicable Canadian securities laws, the Board defines an individual as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. All members of the A&R Committee are financially literate. Fabiana Chubbs and Jinhee Magie each qualify as an audit committee financial expert, as defined by the SEC.

Compensation and Leadership Committee

NYSE requires each listed issuer to determine the compensation of the Company's officers by a compensation committee composed entirely of independent directors, each of whom satisfies the additional independence requirements specific to compensation committee membership set forth in the NYSE Listed Company Manual, and such compensation committee must have a written charter that meets the requirements of the NYSE Listed Company Manual.

The C&L Committee consists of Jinhee Magie (Chair), Yuan Gao, and Philip Montgomery, each of whom meets the applicable independence requirements of the SEC, the applicable NYSE rules. The C&L Committee is responsible for (a) reviewing senior leadership development and succession planning for the Company; (b) discharging the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company; and (c) developing and overseeing the management's compensation policies and programs.

The C&L Committee meets in-camera at the end of each meeting.

Role of Compensation Consultant

To continue to offer market-competitive levels of compensation, the Company engaged Compensation Advisory Partners ("**CAP**") to provide independent compensation advisory services to the C&L Committee and management. CAP was engaged to recommend executive compensation and performance peer groups for LAC, which were approved by the Board and are more particularly described in the Executive Compensation – Elements of Executive Compensation – PSU Performance and Peer Group section. CAP also provided the following services to the Company in 2025: executive compensation benchmarking, incentive plan design and non-employee director compensation benchmarking. CAP regularly attends meetings of the C&L Committee.

The 2025 benchmarking review completed by CAP, management and the C&L Committee involved review of an executive compensation peer group comprised of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers located in Canada, the

U.S. and Australia who publicly disclose their compensation practices. After confirming the peer group, target compensation for the Company's executives was compared to peer group data and other industry survey data, reflecting positions with similar roles and scopes of responsibility. Executive compensation adjustments for 2025 were determined based on this review, in addition to the PSU performance peer group established to take effect in 2025.

Governance and Nomination Committee

NYSE requires each listed issuer to make director nominations through a nominating and corporate governance committee composed entirely of independent directors, and such nominating and corporate governance committee must have a written charter that meets the requirements of the NYSE Listed Company Manual.

The G&N Committee consists of Yuan Gao (Chair), Fabiana Chubbs, and Jinhee Magie, each of whom meets the applicable independence requirements of the SEC and the applicable NYSE rules and applicable Canadian securities laws. The G&N Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board committee members and recommending that the Board select directors for appointment or election to the Board; and (b) developing and recommending to the Board corporate governance policies and procedures for the Company and making recommendations to the Board with respect to corporate governance practices.

The G&N Committee meets in-camera at the end of each meeting.

Consideration of Director Nominees

The Company's Inclusion and Belonging Policy requires the Board to take into consideration diversity of skills and experiences in the selection criteria for new director appointments. We seek directors with the highest standards of ethics and integrity, sound business judgment and the willingness to make a strong commitment to the Company and its success. The G&N Committee works with the Board on an annual basis to determine the appropriate and desirable mix of characteristics, skills, expertise, and experience for the full Board and each Board committee, taking into account both existing directors and all nominees for election as directors, as well as any diversity considerations and the membership criteria applied by the G&N Committee. The G&N Committee and the Board seek to include directors with a diversity of professional experience, viewpoints, skills and backgrounds that will enable them to make significant contributions to the Board and the Company, both as individuals and as part of a group of directors. The Board evaluates each individual in the context of the full Board, with the objective of recommending a group that can best contribute to the success of the business and represent shareholder interests through the exercise of sound judgment. In determining whether to recommend a director for re-election, the G&N Committee also considers the director's attendance at meetings and participation in and contributions to the activities of the Board and its committees.

The G&N Committee does not have a formal policy that addresses director candidates recommended by shareholders because the Board believes that its current director solicitation processes and shareholder engagement are sufficient to incorporate shareholder involvement without a formal policy. Additionally, the G&N Committee will consider director candidates recommended by shareholders, and its process and criteria for considering such recommendations are no different than its process and criteria for screening and evaluating candidates suggested by directors, management of the Company or third parties.

Safety and Sustainability Committee

The S&S Committee consists of Michael Brown (Chair), Jonathan Evans, and Philip Montgomery, of whom Mr. Brown and Mr. Montgomery are "independent" directors within the meaning of applicable Canadian securities laws and the rules of the SEC and the NYSE. The S&S Committee is responsible for reviewing and reporting to the Board on corporate policies, procedures, and practices with respect to managing the risks and opportunities associated with: (a) health and safety; (b) environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production; (c) social engagement and social responsibility policies and activities of the

Company, including but not limited to interactions with local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and (d) sustainable development and business practices as they relate to environmental, safety, social engagement and social responsibility and related matters in the conduct of the Company's activities. The S&S Committee is also responsible for reviewing and monitoring the Company's sustainability reporting, as well as the Company's alignment and audits against sustainability frameworks.

The S&S Committee meets in-camera at the end of each meeting, including independent directors only.

Technical Committee

The Technical Committee consists of Philip Montgomery (Chair), Jonathan Evans and Yuan Gao, of whom Mr. Montgomery and Dr. Gao are "independent" directors within the meaning of applicable Canadian securities laws and the rules of the SEC and the NYSE. The Technical Committee is responsible for overseeing the Company's exploration, project development and technical operational functions. The primary purpose of the Technical Committee is to (a) review and recommend to the Board any new proposed major capital investments, (b) assist the Board with oversight of management's execution of approved major capital investments, and (c) handle any additional matters delegated to the Technical Committee by the Board from time to time.

The Technical Committee meets in-camera at the end of each meeting, including independent directors only.

For more information about the skills and experience of each director of the Company's Board, refer to their bios above under *Directors of Registrant – Director Profiles*.

INSIDER TRADING POLICY

The Company has adopted an insider trading policy entitled the Securities Trading Policy governing the purchase, sale and/or other dispositions of its securities by its directors, officers and employees that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the exchange listing standards applicable to the Company. A copy of the Company's Securities Trading Policy is available on the Company's website under the Governance sub-heading, under the ESG-S tab. In addition, with regards to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws as well as the applicable rules and regulations of NYSE.

Delinquent Section 16(a) Reporting

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Shares to file initial reports of ownership and changes in ownership of the Company's Common Shares with the SEC. These individuals are required by the regulations of the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company during the fiscal year ended December 31, 2025, including those reports that we have filed on behalf of our directors and Section 16 officers, no director, Section 16 officer, beneficial owner of more than 10% of the outstanding common shares of the Company, or any other person subject to Section 16 of the Exchange Act, failed to file with the SEC on a timely basis during the fiscal year ended December 31, 2025, except for the following reports filed late due to administrative errors: (i) Aubree Barnum had two (2) late Form 4 filings (constituting four late transactions), (ii) Fabiana Chubbs had one (1) late Form 4 filing (constituting one late transaction), (iii) Timothy Crowley had two (2) late Form 4 filings (constituting six late transactions), (iv) Jonathan Evans had one (1) late Form 4 filing (constituting two late transactions), (v) Richard Gerspacher had two (2) late Form 4 filings (constituting six late transactions), (vi) Edward Grandy had three (3) late Form 4 filings (constituting seven late transactions), (vii) April Hashimoto, who resigned as the Company's Senior Vice-President, Finance and Administration effective July 31, 2025, had two (2) late Form 4 filings (constituting four (4) late transactions), and (viii) Alexi Zawadzki had one (1) late Form 4 filing (constituting two late transactions).

Item 11. Executive Compensation.

The Company is currently considered an "emerging growth company" and a "smaller reporting company" ("**SRC**") within the meaning of the Exchange Act, for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, LAC has opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies," within the meaning of the Exchange Act. Accordingly, the Company provides a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures and the Company's reporting obligations generally extend only to the Named Executive Officers listed below.

Named Executive Officers

The Named Executive Officers ("**Named Executives**") set out below are the Company's Chief Executive Officer ("**CEO**") and the two other highest compensated executive officers who were serving as of December 31, 2025.

Named Executive	Title
Jonathan Evans	President and CEO
Kelvin Dushnisky	Executive Chair
Richard Gerspacher	Executive Vice President, Capital Projects and Operations[1]

Note:

[1]   Mr. Gerspacher has served as the Executive Vice President, Capital Projects and Operations of the Company since January 1, 2026. He served as the Executive Vice President, Capital Projects since the Separation on October 3, 2023 to December 31, 2025.

Program Oversight and 2025 Highlights

The C&L Committee, on behalf of the Board, oversees the Company's executive compensation program. Highlights of the Company's 2025 program are set out below.

2025 Executive Compensation Program Highlights

2025 Corporate Performance Scorecard	LAC's 2025 corporate scorecard sets out the Company's strategic priorities for the year, which reflects corporate performance as an element of at-risk awards, in addition to individual performance.
Independent Compensation Advisor and Benchmarking	Executive compensation is benchmarked against peers from the lithium mining, diversified mining and chemical industries, as well as broader general industry data. Benchmarking allows us to provide competitive and fair compensation, and to retain and attract key talent in a competitive job market landscape. The C&L Committee determines compensation based on this benchmarking and advice from its independent compensation consultant. Compensation is reviewed at least annually.
At-Risk Pay	Short-term incentive ("**STI**") and long-term incentive ("**LTI**") awards are based on target percentages of base salary under LAC's performance management program, resulting in a significant component of at-risk pay for the Company's Named Executives.

Pay for Performance	The Company's performance management program weighs corporate performance as a factor of STI awards. Individual performance is assessed annually through a combination of achieving individual and corporate goals and objectives. CEO and Executive Chair objectives are based 100% on corporate performance.
Management Compensation Committee	An internal management compensation committee (the "**Management Compensation Committee**") oversees compensation matters for non-executive employees, led by the Company's Vice President, Human Resources and including the CEO, Chief Financial Officer ("**CFO**") and Executive Vice President, Capital Projects and Operations.
Incentive Award Caps	The range for STI and LTI awards is a minimum of 0% of target to a cap of 200% of target under LAC's performance management program.
LTI Awards Vesting Period	The three-year vesting period of LTI awards aligns the interests of executives with the long-term risks and performance of the Company, while also promoting longer-term retention. For 2025, the Board approved: an LTI award mix for executives comprised of 50% RSUs and 50% PSUs; RSUs vest annually over three years (1/3 each year); PSUs cliff vest after a three-year performance period based on the Company's relative total shareholder return ("**TSR**").
Robust Stock Ownership Guidelines	All executive officers and directors are subject to stock ownership requirements designed to align their interests with those of shareholders. Pursuant to the Company's Share Ownership Policy: • LAC's CEO is required to hold Common Shares having a value equal to 5x the gross amount of the CEO's annual base salary. • All other executive officers are required to hold Common Shares having a value equal to 2x the gross amount of their annual base salary. • Non-executive directors of LAC are required to hold Common Shares having a value equal to 5x their annual cash retainer. • Unexercised stock options (whether vested or unvested) and unearned PSUs do not count toward the minimum share ownership requirements. Achievement of these levels of stock ownership must be met within five years from the date the executive officer or director was first elected or appointed.
Insider Trading Policy	The Company has a Securities Trading Policy designed to prevent insider trading while there is material information about LAC not yet publicly disclosed. LAC also implements routine blackout periods under the Securities Trading Policy during public reporting periods and non-routine blackout periods, as needed, including for transactions and other material events.
No Re-Pricing of Equity Incentive Awards	The Company does not reprice outstanding options or other equity incentive awards.
Clawback Policy	The Company may recoup incentive compensation erroneously awarded under LAC's Incentive Compensation Recovery (Clawback) Policy.
No Hedging or Pledging	Directors, executive officers, employees and internal consultants are prohibited from hedging or pledging Company securities.

Executive Compensation Philosophy

The Company's philosophy is to offer executive compensation that is competitive with the median of a select group of industry peers, with the overall focus of the Company's program being to offer competitive base compensation and pay for strong performance through an annual performance management program. The goals of LAC's executive compensation program are to:

- attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;

- pay for the performance of LAC's executives through the Company's performance management program, which includes performance reviews and awards based on the attainment of corporate and individual goals and objectives, thereby furthering the interests of LAC, and ensuring a substantial portion of executive compensation is at-risk;

- recognize the contribution of LAC's executives to the Company's long-term growth through awards of short-term and long-term incentives based on individual and corporate performance; and

- align the financial interests of executives with the interests of LAC's shareholders and the Company's overall performance, through equity awards that expose executives to the risks and rewards of ownership of LAC's Common Shares.

As a development stage lithium mining and processing company targeting near-term production of battery-grade lithium products, LAC is dependent on individuals with specialized skills and knowledge related to mining exploration and development, capital projects management, chemical processing for planned lithium products, corporate finance, legal, human resources and other areas of business or management expertise. The Company operates in a highly competitive talent market with increasing employment opportunities, requiring competitive compensation programs and practices to retain and attract talent.

Elements of Executive Compensation

The Company provides a mix of fixed and variable compensation to motivate executives to achieve overall corporate and individualized goals and to align their interests with those of shareholders. The Board, acting on the recommendation of the C&L Committee, has implemented a compensation structure intended to support these objectives. The elements of the Company's executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives
Base Salary	Evaluated annually, based on competitive benchmarking data and consideration of cost-of-living adjustments.	Provides fixed compensation, recognizing individual experience, performance, and responsibilities. Targeting salary at the median of peer companies promotes retention of talented individuals and facilitates recruitment of new talent in a competitive job market.
STI Awards	STI award = Base Salary x STI Target % x (Corporate Performance based on % weight by position + Individual Performance based on % weight by position). Paid 50% in cash + 50% RSUs vesting 60 days from date of grant.	Rewards achievement of annual corporate and individual goals and aligns executive performance with the Company's strategic priorities.

LTI Awards	50% awarded in RSUs vesting annually over three years and 50% awarded in PSUs with three-year performance vesting conditions LTI = Base Salary x LTI Target x LTI retention factor.	Promotes longer-term retention and aligns long-term interests of the Company's executives with those of shareholders. PSUs reflect at-risk awards that link payouts to relative TSR over a three-year period. Rewards executives for industry out-performance.
Retirement Savings Plan Contributions	Annual contribution matching by LAC to a retirement savings plan, up to 4% of base salary in 2025, subject to a contribution ceiling established annually (For Canadian employees (RRSP), the 2025 ceiling was CDN$32,490. For U.S. employees (401(k)), the 2025 ceilings were $23,500 for employees under age 50 and $31,100 for employees age 50 and over.)	Market competitive benefit. Encourages retirement savings.
Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance. Health and wellness spending account.	Market competitive benefits. Encourages and supports health and wellness.

The C&L Committee reviews each element of compensation for market competitiveness and may weigh a particular element more heavily based on the respective executive's role and responsibilities within the Company. The committee's focus is on remaining competitive in the market with respect to LAC's total compensation program, in addition to certain components of executive compensation such as base salary and performance-based compensation.

For the year ended December 31, 2025, STI awards for the Named Executives were determined based on the 2025 scorecard (weighted in the range of 80% to 100% for Named Executives based on position level) and individual performance for the year (weighted in the range of 0% to 20% for Named Executives based on position level). Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the C&L Committee.

Following the Separation, executive officer and director compensation was paid by LAC. In connection with the Separation, holders of all RSUs, PSUs and DSUs of Old LAC (the "**Old LAC Units**") received, in exchange for such outstanding Old LAC Units, equivalent incentive securities of LAC and Lithium Argentina (the "**Lithium Argentina Units**"). In order to compensate for adjustments made to the Lithium Argentina Units pursuant to the application of subsection 7(1.4) of the Tax Act, certain directors and executive officers of LAC were granted additional RSUs on October 24, 2023, which vested on January 1, 2024 unless such directors or executive officers opted to defer such vesting (the "**Cutback Grant**"), as more particularly described in the footnotes to the tables below. Although the Company has the discretion to award RSUs, PSUs and options to directors under LAC's Equity Incentive Plan (the "**Former Plan**"), the Cutback Grant was intended as a one-time grant to certain directors and executive officers to compensate for certain adjustments under the Tax Act. Going forward, the Company generally intends to compensate directors with a combination of cash and DSUs, rather than RSUs, PSUs and/or options, pursuant to its director compensation program under LAC's Amended and Restated Equity Incentive Plan (the "**A&R Plan**").

Pursuant to the A&R Plan, no non-employee director shall be granted awards during any calendar year that, when aggregated with such non-employee director's cash fees with respect to such calendar year, exceed US$700,000 in total value.

Compensation Governance

Compensation matters are overseen by the C&L Committee, which consists of Jinhee Magie (Chair), Yuan Gao and Philip Montgomery, each of whom is an independent director. The C&L Committee is responsible for (a) reviewing senior leadership development and succession planning; (b) discharging the Board's responsibilities relating to compensation and benefits of executive officers and directors; and (c) developing and overseeing the Company's compensation policies and programs. The C&L Committee also has the authority to engage external advisors to assist in fulfilling its mandate.

Each of the C&L Committee members has served as a senior officer and/or as a director of public or private companies and has experience in executive and corporate compensation programs, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. As such, each C&L Committee member has the necessary background and skills to provide effective oversight of executive and director compensation and ensure that sound risk management principles are being upheld in order to align executives' and shareholders' interests. Refer to the profiles of each director who serves on the C&L Committee in the *Directors and Section 16 Officers – Directors of the Registrant – Director Profiles* section.

Performance Evaluation and Compensation Process

The C&L Committee annually reviews the appropriateness of LAC's compensation policies, practices and pay components. At year-end, the C&L Committee assesses and reports, to the independent directors, the Executive Chair's and CEO's performance as measured against their goals and objectives and the performance of LAC overall, as well as oversees the performance and compensation of the other executive officers at LAC. The CEO is actively engaged in LAC's compensation programs, other than with respect to his own compensation. The CEO conducts an annual evaluation of each Named Executive's performance and recommends salary adjustments and individual performance scores to the C&L Committee with the exception of the Executive Chair whose salary adjustment is recommended by the C&L Committee. When determining levels of compensation, the C&L Committee considers the CEO's recommendations, performance, level of responsibility and relevant market data.

The Board reviews all recommendations of the C&L Committee before giving final approval. Directors who are also executives do not participate in deliberations regarding their own compensation.

The Board retains the discretion to make adjustments, upward or downward, to the formulaic results of LAC's compensation plan payouts based on broader performance, market conditions and shareholder experience. The Board considers that this informed judgment is important for establishing an alignment between overall pay and performance, and to ensure that incentive awards achieve the intended result and avoid unintended consequences. In determining whether exercising informed judgment is warranted, the Board considers each component of compensation, a Named Executive's total compensation, as well as the performance of the Company, business unit or individual, as applicable. The Board may exercise judgment in assessing corporate performance, and may alter, cancel or defer amounts payable under the STI program and LTI program to ensure the reasonableness of any incentive award.

The Company will generally engage an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance. The C&L Committee retains the independent consultant and receives recommendations from the consultant and determines if any changes are needed to the Company's executive compensation program and levels of compensation. CAP was engaged as the Company's independent compensation consultant in 2025. The Management Compensation Committee oversees compensation matters for non-executive employees, led by LAC's Vice President, Human Resources and including the CEO, CFO and Executive Vice President, Capital Projects and Operations.

Compensation Advisor and Peer Group Benchmarking Review

To continue to offer market-competitive levels of compensation, the Company engaged CAP to provide independent compensation advisory services to the C&L Committee and management. CAP was engaged to recommend executive compensation and performance peer groups for LAC, which were approved by the Board and are more particularly described in the *Executive Compensation Peer Group* and *Peer Group* subsections below. CAP also provided the following services to the Company in 2025: executive compensation benchmarking, incentive plan design and non-employee director compensation benchmarking. CAP regularly attends meetings of the C&L Committee.

The 2025 benchmarking review completed by CAP, in consultation with management and the C&L Committee, involved an assessment review of an executive compensation peer group consisting of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers located in Canada, the U.S. and Australia which publicly disclose their compensation practices. After confirming the peer group, target compensation for the Company's executives was compared to peer group data and other industry survey data, reflecting positions with similar roles and scopes of responsibility. Executive compensation adjustments for 2025 were determined based on this review, in addition to the PSU performance peer group established for 2025.

Executive Compensation Peer Group

Following the Separation in 2023, the Board has periodically reviewed LAC's peer group to ensure alignment with the Company's size, strategy and market positioning. In November 2024, CAP conducted a comprehensive review of the peer group based on the following criteria:

Peer Group Criteria

Public Companies	Publicly traded companies generally reflect the most relevant benchmarks, and provide an efficient source of executive compensation information
Company Size	Executive compensation levels are generally correlated with company size (e.g., market capitalization) and stage as public company
Operating/Business	Factors considered included geographic footprint, operating characteristics, corporate office location and stock price correlation

Based on CAP's review and recommendations, the Board approved the following Compensation Peer Group for 2024. The peer group was reviewed again in 2025 and remained unchanged.

2025 Compensation Peer Group[1]

Centerra Gold Inc.	Liontown Limited (formerly Liontown Resources Limited)	Sigma Lithium Corporation
Compass Minerals International, Inc.	Lithium Argentina AG (formerly Lithium Americas (Argentina) Corp.)	SSR Mining Inc.
Ecovyst Inc.	McEwen Inc. (formerly McEwen Mining Inc.)	Standard Lithium Ltd.
Elevra Lithium Limited (formerly Sayona Mining Limited)	MP Materials Corp.	TETRA Technologies, Inc.
Ioneer Ltd.	Oceana Gold Corporation	Tronox Holdings plc

Note:

[1] The companies included in the compensation peer groups are identified as they existed at the time the compensation peer groups were assembled and do not reflect any changes relating to such entities as a result of any subsequent corporate developments including name changes, mergers, acquisitions and other corporate transactions.

Performance Peer Group

The criteria set out below were applied to develop the following performance peer group for LAC, which was recommended by CAP and the C&L Committee, and approved by the Board. The performance peer group is used to determine LAC's relative TSR performance for PSUs granted to executives, as described in more detail below.

Criteria for Selection as Performance Peers

Industry	Public companies with comparable sectors to include mining – specifically lithium, then broader to other precious metals, and specialty chemicals companies with a focus on lithium mining
Geographic Location	Companies operating in similar geographic locations, consideration of stock price correlation and performance among companies within the peer group
Size	Comparable size to LAC based on market capitalization, enterprise value, and level of assets

2025 Performance Peer Group

Albemarle Corporation	Liontown Limited	PLS Group Limited
American Battery Technology Company	Lithium Argentina AG	Sigma Lithium Corporation
Compass Minerals International, Inc.	MP Materials Corp.	Standard Lithium Ltd.
Ioneer Ltd.	Mineral Resources Limited	TETRA Technologies, Inc.

For PSU awards granted in 2024, which remain outstanding, the Company used the following performance peer group:

Albemarle Corporation	Mineral Resources Limited	Piedmont Lithium, Inc.
Arcadium Lithium plc	MP Materials Corp.	Standard Lithium Ltd
Compass Minerals International, Inc.	Pilbara Minerals Limited	TETRA Technologies, Inc.
Ioneer Ltd.		

Base Salary

Base salaries are set with the goal of being competitive with companies of a similar size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company's long-term success. The C&L Committee and the Board approve the salary ranges for executives based on the annual compensation benchmarking review. In determining executive salaries, the C&L Committee considers a number of factors, including:

- the particular responsibilities of the position;

- salaries paid by comparable businesses and factoring in market conditions for talent;

- the experience level of the executive; and

- the executive's overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the C&L Committee for the CEO and Executive Chair. For other Named Executives management conducts the assessment and makes a recommendation to the committee, which reviews and provides recommendations to the Board. The Board approves all executive base salary adjustments.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the applicable performance year. STI awards are designed to motivate performance that is aligned with the overall strategic objectives of the Company.

STI targets are established as a percentage of base salary for each executive position, ranging from 50% for certain executives up to 100% for the CEO and Executive Chair in 2025. Actual awards are subject to a multiplier ranging from 0 to 200%, depending on actual performance for the year. STI compensation is discretionary and generally consists of a 50% cash payment and a 50% grant of RSUs vesting 60 days following date of grant. RSUs are awarded under the A&R Plan.

STI awards are determined based on the corporate scorecard for the year and the individual performance of each executive. The C&L Committee determines STI awards for the CEO and Executive Chair and reviews and approves awards for other Named Executives based on management's recommendations. All STI awards are approved by the Board.

The STI award calculation formula is as follows:



% of Salary STI Target
X ((
Individual Performance Score Multiplier
X
Individual Weighting
)+ (
Corporate Score
X
Corporate Weighting
)) X
Base Salary
=
STI Award (50% cash, 50% RSUs)
0 – 200%
Individual Performance Score (%)
Corporate Performance Score (%)

For 2025, the minimum payout, STI target and maximum payout opportunities for each Named Executive are set out below. STI awards may be revised above or below the target set for any of the Company's Named Executives or other senior management, in the discretion of the Board on recommendation from the C&L Committee within the minimum and maximum ranges provided in the table.

Named Executive	Minimum% Payout	STI Target % of Salary	Maximum Payout % of STI Target	Maximum Payout % of Salary	Corporate Goals Weighting	Individual Goals Weighting
Jonathan Evans	0%	100%	200%	200%	100%	0%
Kelvin Dushnisky	0%	100%	200%	200%	100%	0%
Richard Gerspacher	0%	75%	200%	150%	80%	20%

2025 Corporate Performance

Summary of Corporate Scorecard Results

2025 was a transformational year with an overall company score of 153%. The Company's 2025 scorecard targets and related performance results are summarized below.

Category, Weight (out of 100%) and Corporate Score (0-200% rating based on performance)	2025 Performance
Health, Safety and Environment (HSE) and ESG Total weight: 25% Corporate score achieved: 48%	Achieved a site total recordable injury frequency (TRIF) of 0.24 at Thacker Pass and over 1.69 million work hours with no lost time incidents and zero EPA reportable incidents.

Objectives: Health, Safety, Environment, People & Community, Government/External Affairs, Media and Market	Strengthened relationships at all levels and at multiple agencies with the U.S. government.
	Reinforced our commitment to local communities by signing an amended Community Benefits Agreement with the Fort McDermitt Paiute and Shoshone Tribe.
	Received Board approval to align operational third-party assurance with the Responsible Mining Initiative (RMI).
Operations	
Total weight: 25%	
Corporate score achieved: 48% **Objectives**: Compliance and Governance, Reporting and Systems, DOE Loan Draw	Secured a strategic investment from Orion Resources Partners that allowed us to declare FID and advance to major construction.
	Completed multiple at-the-market financings, which helped us meet conditions to finalize the DOE Loan amendments to successfully receive first draw.
	Established compliance and governance frameworks for the LAC-GM Holdings LLC ("**GM**") joint venture.
	Implemented a new company-wide HRIS and payroll platform, strengthening our people infrastructure through improved data accuracy, and streamlined processes, enhancing support for our employees and leaders as we scale toward operations.
Project Execution	
Total weight: 50%	
Corporate score achieved: 58% **Objectives**: Operational & Business Readiness Execution, Engineering and Construction	Advanced major construction at Thacker Pass and achieved significant vertical progress. Ended the year, completing more than 90% of detailed engineering and more than 25% of operational business readiness.

Long-Term Incentive Compensation

LTI compensation is another key component of the Company's executive compensation program. LTI compensation is designed to promote long-term performance and retention and to align executives' interests with those of shareholders. LTI awards provide executives with the opportunity to participate in the Company's performance and the risks of share ownership.

PSUs and RSUs are generally awarded to executives as LTI awards under the A&R Plan. PSUs generally have a three-year performance vesting cycle and are subject to performance vesting conditions based on relative TSR as described below. RSUs generally vest annually over a three-year period. The Company has the discretion to award options under the A&R Plan as executive compensation; however, the Company generally intends to award PSUs and RSUs, rather than options, pursuant to its executive compensation program.

LTI awards for the CEO and Executive Chair are determined by the C&L Committee. For other executives and non-executives, management makes recommendations based on individual performance and retention considerations, which are reviewed by the Management Compensation Committee and the C&L Committee. The C&L Committee then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation.

The minimum LTI target and maximum payout opportunity for each Named Executive for 2025 based on performance in 2024 are set out below, as a percentage of base salary. Similar to STI awards, a LTI award may be revised above or below the target set for any of the Company's Named Executives or other senior management, in the discretion of the Board on recommendation from the C&L Committee within the minimum and maximum ranges provided in the table.

Named Executive	LTI Minimum Payout	LTI Target % of Base Salary	LTI Maximum % of Target	LTI Maximum % of Base Salary
Jonathan Evans	0%	225%	120%	270%
Kelvin Dushnisky	0%	130%	120%	156%
Richard Gerspacher	0%	100%	120%	125%

PSU Performance

PSUs will generally vest in full three years from the grant date and are payable in Common Shares. Performance is determined based on a comparison of TSR for LAC versus a performance peer group. The TSR for the three-year vesting period is calculated based on three cumulative measurement periods of equal weighting. The formula used to determine the payout factor for the 2025 PSUs is as follows:

Payout Calculation

Payout Factor =

1-Year Performance Multiplier x (1/3) + 2-Year Performance Multiplier x (1/3) + 3-Year Performance Multiplier x (1/3)

For each cumulative measurement period, LAC's TSR is ranked relative to the performance peer group and the performance multiplier is determined based on linear interpolation:

LAC's Percent Rank	Performance Multiplier
Below 25th Percentile	0x
25th Percentile	0.5x
50th Percentile	1.0x
75th Percentile and Above	2.0x

Vested PSUs are settled in Common Shares upon vesting unless deferred, with the number of Common Shares calculated based on the payout factor from the calculation described above.

2025 Individual Performance and STI and LTI Awards

2025 STI awards for Named Executives based on corporate and individual performance are set out in the table below.

Named Executive	2025 Annual Base Salary ($)	STI Cash Awards ($)	Number of RSUs Awarded as STI Award[1]	RSU STI Award Value ($)
Jonathan Evans	666,250	509,681	82,172	509,681
Kelvin Dushnisky	604,750	462,634	74,587	462,634
Richard Gerspacher	476,625	275,608	44,434	275,608

Note:

[1] Amounts in this column represent the STI awards for performance in 2025 determined based on actual achievement of the applicable performance metrics. Fifty percent of the amount was paid in cash in February 2026, and the remaining fifty percent was granted on January 29, 2026, vesting 60 days from such grant date. See *Executive Compensation – 2025 Individual Performance and STI and LTI awards.*

The calculated 2025 LTI awards granted to Named Executives based on their individual performance scorecards and adjusted for long-term retention purposes are set out in the table below. The Board approved the 2025 PSU awards with a three-year vesting period in April 2025. 2025 PSU awards will be fully vested in April 2028.

Named Executive	2024 Annual Base Salary ($)	LTI Award Value[1] ($)	Number of PSUs Awarded as LTI Award	Number of RSUs Awarded as LTI Award
Jonathan Evans [2]	650,000	1,499,063	293,692	293,692
Kelvin Dushnisky[3]	590,000	786,175	154,025	154,025
Richard Gerspacher[4]	465,000	524,288	102,717	102,717

Notes:

[1] The fair value of share-based LTI RSU and PSU awards was based on the five-day VWAP of $2.5521 calculated as of the day prior to the grant date. Amounts in this column for Named Executive each represent the aggregate grant date fair value of the RSUs and PSUs granted to each of the Named Executives, calculated in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. The FASB ASC Topic 718 grant date fair value of the PSUs was determined using a Monte Carlo simulation. The assumptions underlying these calculations are the closing share prices and volatility of the Company and its peer group, the risk-free rate derived from the U.S. Treasury curve, and a correlation matrix of share price returns calculated over a historical period of three years. See *Executive Compensation – Elements of Executive Compensation – PSU Performance* for further details on how the Company determines the value of PSUs and PSU vesting.

[2] Mr. Evans' 2025 LTI awards were based on his base salary of $666,250 as of January 1, 2025.

[3] Mr. Dushnisky's 2025 LTI awards were based on his base salary of $604,750 as of January 1, 2025.

[4] Mr. Gerspacher's 2025 LTI awards were based on his base salary of $476,625 as of January 1, 2025.

Benefits

LAC provides a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for the Company's employees, including Named Executives. LAC also offers annual retirement savings plan contribution matching, as further described in the table under *Elements of Executive Compensation*.

Policies and Practices Related to the Grant of Certain Equity Awards in Relation to the Release of Material Nonpublic Information

LAC does not currently grant stock options or option-like equity awards to the Company's executive officers, employees or directors, therefore LAC does not currently have a formal practice or policy with respect to the grant of stock options or option-like awards.

Other Compensation Objectives

Effective January 1, 2026, LAC updated its Share Ownership Policy, which requires, among other things, that (i) non-executive directors of LAC are required to hold Common Shares (including any grants of RSUs and DSUs) having a value equal to five times their annual cash retainer, and must achieve this level of share ownership within five years from the date they are first elected or appointed as a director of LAC; (ii) the CEO of LAC is required to hold Common Shares (including any grants of RSUs and PSUs) having a value equal to five (5) times the gross amount of the CEO's annual base salary; and (iii) all other executives are required to hold Common Shares (including any grants of RSUs and PSUs) having a value equal to two (2) times the gross amount of their salary. Unexercised stock options (whether vested or unvested) and unearned PSUs do not count toward the minimum share ownership requirements. Executives who were executives as at January 1, 2024, are required to achieve the foregoing required levels of share ownership within five years following January 1, 2024, or if they were appointed subsequent to January 1, 2024, within five years from the date they are appointed as an executive of LAC.

Management of Risks

The C&L Committee and the Board periodically assess the implications of the risks associated with the Company's compensation policies and practices. The committee retains discretion in implementing compensation decisions to mitigate unintended outcomes while remaining responsive to market conditions. Through the committee's Charter, the C&L Committee has sole authority to retain consultants to assist it in the evaluation of compensation of the Company's Named Executives and other senior management as well as directors. The Company maintains policies designed to mitigate compensation-related risks that could encourage inappropriate or excessive risk-taking. All material contracts and agreements require approval of the Board. The Board also approves annual and capital budgets. Under the Company's Incentive Compensation Recovery (Clawback) Policy, the G&N Committee may recoup erroneously awarded incentive compensation, including RSUs, DSUs, PSUs and options, in the event of an accounting restatement due to material noncompliance with financial reporting requirements or misconduct that has a material adverse effect on the Company. The Incentive Compensation Recovery (Clawback) Policy is filed as an exhibit to the Form 10-K and available on the Company's website.

The Company's Securities Trading Policy, which applies to (i) directors, executive officers and employees of LAC, (ii) the family members of those persons described in (i), and (iii) LAC contractors and consultants who have access to material nonpublic information concerning LAC (collectively, "**Insiders**"), prohibits Insiders from buying or selling LAC securities when in possession of material nonpublic information and during other closed periods. Any sale or purchase of Common Shares by directors, executive officers and all other senior leaders must be made during pre-established periods after receiving preclearance by LAC's CFO or General Counsel, or such other person as may be designated by LAC from time to time. Trading in LAC derivatives (i.e., puts or calls), engaging in short sales or otherwise engaging in hedging activities and pledging of LAC securities is prohibited for all Insiders. The Securities Trading Policy is filed as an exhibit to the Form 10-K filed with the SEC on March 19, 2026 and is available on the Company's website.

Summary Compensation Table

The table below sets out all compensation for Named Executives for the Company's fiscal years ended December 31, 2025 and December 31, 2024. Named Executives who are also directors of the Company are not compensated for their services as directors.

Named Executive and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total Compensation ($)
Jonathan Evans, President and CEO	2025	666,250	–	1,499,063	1,019,363	23,500	3,208,176
	2024	650,000	–	1,500,000	832,000	13,800	2,995,800

Kelvin Dushnisky, Executive Chair	2025	604,750	–	786,175	925,268	16,245	2,332,438
	2024	590,000	–	147,500	755,200	0	1,492,700
Richard Gerspacher, Executive Vice President, Capital Projects and Operations[4]	2025	476,625	–	524,288	551,217	23,500	1,575,630
	2024	465,000	–	517,500	468,720	13,800	1,465,020

Notes:

[1] Amounts in this column for each Named Executive represent the aggregate grant date fair value of the RSUs and PSUs granted to each of the Named Executives, calculated in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. The FASB ASC Topic 718 grant date fair value of the PSUs was determined using a Monte Carlo simulation. The assumptions underlying these calculations are the closing share prices and volatility of the Company and its peer group, the risk-free rate derived from the U.S. Treasury curve, and a correlation matrix of share price returns calculated over a historical period of three years. See *Executive Compensation – Elements of Executive Compensation – PSU Performance* for further details on how the Company determines the value of PSUs and PSU vesting.

[2] Amounts in this column represent the STI awards for performance in 2025 and 2024 determined based on actual achievement of the applicable performance metrics. Fifty percent of the amount was paid in cash in February 2026, and the remaining fifty percent was granted on January 29, 2026, vesting 60 days from such grant date. The amounts in this column represent both the cash and expected value of the RSUs. See *Executive Compensation – 2025 Individual Performance and STI and LTI awards.*

[3] Amounts in this column include the following for 2025: (i) for Mr. Evans, $23,500 in Company 401(k) plan contributions; and (ii) for Mr. Gerspacher, $23,500 in Company 401(k) plan contributions, For Mr. Dushnisky CAD$ 16,245 in RRSP employer match.

[4] Mr. Gerspacher has served as the Executive Vice President, Capital Projects and Operations of the Company since January 1, 2026. He served as the Executive Vice President, Capital Projects since the Separation on October 3, 2023 to December 31, 2025.

Outstanding Equity Awards at 2025 Fiscal Year-End

The table below sets out all outstanding and unvested equity awards for Named Executives for the Company's fiscal year ended December 31, 2025.

	Stock Awards			
Name	Number of shares or units of stock that have not vested (#)[1]	Market value of shares or units of stock that have not vested ($) [2]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)[3]	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)[4]
Jonathan Evans	582,499	2,539,695.64	371,450	1,619,519.82
Kelvin Dushnisky	608,466	2,652,911.76	161,671	704,885.56
Richard Gerspacher	155,053	676,031.08	129,544	564,811.84

Notes:

(1) The amounts in this column represent:

RSUs granted on April 10, 2025, to each of the Named Executives in the following amounts: Mr. Evans, 293,692 RSUs; Mr. Dushnisky, 154,025 RSUs; and Mr. Gerspacher, 102,717 RSUs. The RSUs vest in annual equal installments on April 10, 2026, April 10, 2027 and April 10, 2028, subject to continued employment through such vesting dates.

RSUs granted on January 23, 2024 to each of the Named Executives in the following amounts: Mr. Evans, 155,515 RSUs; Mr. Dushnisky, 15,292 RSUs; and Mr. Gerspacher, 53,653 RSUs. The RSUs vest in annual equal installments on January 23, 2025, January 23, 2026 and January 23, 2027, subject to continued employment through such vesting dates.

RSUs granted on October 24, 2023 to Messrs. Dushnisky and Gerspacher in the following amounts: Mr. Dushnisky, 146,967 RSUs; and Mr. Gerspacher, 38,610 RSUs. The RSUs vest in annual equal installments on October 24, 2025, October 24, 2026 and October 24, 2027, subject to continued employment through such vesting dates.

8,712 RSUs granted on February 9, 2023 to Mr. Gerspacher, which vest on his termination of employment.

PSUs granted to Mr. Evans, Mr. Dushnisky and to Mr. Gerspacher all in 2024 and 2025 in the following amounts: Mr. Evans, 155,515 and 293,692 PSUs, respectively, Mr. Dushnisky, 15,292 and 154,025 PSUs respectively and Mr. Gerspacher, 53,653 and 102,717 PSUs respectively.

PSUs granted to Mr. Evans in 2023 and to Mr. Gerspacher in 2023 in the following amounts: Mr. Evans, 46,996 PSUs, and Mr. Gerspacher, 23,746 PSUs. The 2023 PSUs were deemed earned at 100% as of the Separation and subject only to continued employment through February 8, 2026.

DSUs granted to Messrs. Evans and Dushnisky in the following amounts: Mr. Evans, 9,747 DSUs; and Mr. Dushnisky, 10,548 DSUs. The DSUs will vest and be settled upon a termination of employment.

(2) The amounts in this column reflect the aggregate market value of outstanding RSUs, PSUs and DSUs, as applicable, calculated using the value of a common share of the Company on December 31, 2025, which was $4.36.

(3) The amounts in this column represent the threshold number of PSUs granted on January 23, 2024 to each of the Named Executives that could become earned based on the Company's absolute and relative TSR performance over a three-year performance period. As of December 31, 2025, the Company's absolute and relative TSR performance were both tracking at 0%. Therefore, pursuant to the applicable SEC rules, the amounts in this column reflect the threshold payout. The actual number of PSUs earned based on actual performance over the full performance period may be more or less than this amount.

(4) The amounts in this column reflect the aggregate market value of outstanding PSUs, calculated using the value of a common share of the Company on December 31, 2025, which was $4.36.

(5) At the time of the Separation, Mr. Evans was granted replacement RSUs for awards originally granted in April 2019, October 2019, March 2020, January 2021, January 2022, and February 2023, totaling 227,222 RSUs. These RSUs vest upon both a change in control and the cessation of employment.

Other Compensation and Pension Benefits

LAC has not maintained, and does not currently maintain a defined benefit pension plan or nonqualified deferred compensation plan in which the Company's Named Executives participate. The Company currently maintains a registered retirement savings plan ("**RRSP**") program for Canadian employees and a 401(k) savings plan for U.S. employees, where eligible employees, including the Company's Named Executives, are allowed to contribute portions of their eligible compensation to a tax-qualified account. For the RRSP, LAC provided discretionary matching contributions equal to 4% of employees' eligible compensation contributed to their RRSP plan up to a maximum of CDN$32,490 and $23,500 for ages below 50; and $31,100 for ages 50 and over. For the 401(k) savings plan, LAC provided discretionary matching contributions equal to 4% of employees' eligible compensation contributed to the plan up to a maximum compensation limit of $350,000.

Employment Agreements

Jonathan Evans, President and Chief Executive Officer

As at December 31, 2025, Mr. Evans was paid a base salary of $666,250 and was eligible to receive short-term incentive compensation at a target rate of 100% of base salary ("**Evans STI Bonus**") and long-term incentive compensation at a target rate of 225% of base salary. Effective January 1, 2026, the Board approved adjustments to Mr. Evans' base salary to $725,000.

On termination of employment without cause, because of a "Disability," or for "Good Reason," each as defined in Mr. Evans' employment agreement, Mr. Evans will receive the following severance package: (a) 24 months (the "**Evans Severance Period**") of base salary; (b) two times the Evans STI Bonus he received for the year prior to the year in which his employment terminates; (c) accelerated vesting of any equity awards scheduled to vest during the Evans Severance Period; and (d) continuation of benefits coverage during the Evans Severance Period or reimbursement for replacement coverage (the "**Evans Severance Package**").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and conditional upon Mr. Evans continuing to perform services to LAC Management LLC ("**LACM**") until the "Change of Control" event, then Mr. Evans will receive the Evans Severance Package described above, and all equity awards previously granted will vest immediately in accordance with the terms of the A&R Plan.

Kelvin Dushnisky, Executive Chair

As at December 31, 2025, Mr. Dushnisky was paid a base salary of $604,750 and was eligible to receive short-term incentive compensation at a target rate of 100% of base salary ("**Dushnisky STI Bonus**") and long-term incentive compensation at a target rate of 130% of base salary. Effective January 1, 2026, the Board approved adjustments to Mr. Dushnisky's base salary to $625,000.

Mr. Dushnisky was granted a one-time signing equity award with a grant date fair value of $1,770,000 in the form of RSUs. On termination of employment without cause, because of a "Disability," or for "Good Reason," each as defined in Mr. Dushnisky's employment agreement, Mr. Dushnisky will receive the following severance package: (a) 18 months of his base salary; (b) any equity awards previously granted will be governed by the terms of the A&R Plan. and any applicable grant agreement; and (c) continuation of benefits coverage and vacation accrual for the minimum notice period required by applicable employment standards legislation.

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within 12 months of such "Change of Control":

1. Mr. Dushnisky's employment is terminated without cause, or

2. Mr. Dushnisky resigns for "Good Reason" (as defined in the employment agreement) after (A) providing the Company with at least 14 days' written notice of the circumstances constituting "Good Reason"; and (b) the Company failing to remedy the circumstances constituting "Good Reason" within that time, then Mr. Dushnisky will be entitled to receive the following:

   - 24 months of base salary;

   - two times the Dushnisky STI Bonus; and

   - benefits continuation for 24 months if permitted by the rules of the applicable benefits plan(s). For benefits that cannot be continued through the entire 24 months, the Company will pay Mr. Dushnisky the value of the premiums that would be paid to the plans during the 24 month period.

   All equity awards previously granted will vest immediately in accordance with the terms of the A&R Plan.

Richard Gerspacher, Executive Vice President, Capital Projects and Operations

As at December 31, 2025, Mr. Gerspacher was paid a base salary of $476,625, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary ("**Gerspacher STI Bonus**") and long-term incentive compensation at a target rate of 100% of base salary. Effective January 1, 2026, the Board approved adjustments to Mr. Gerspacher's base salary to $490,924 in connection with his promotion to Executive Vice President, Capital Projects and Operations. Mr. Gerspacher received a one-time grant of equity awards in the form of RSUs with a value of $465,000 (the "**Initial Gerspacher RSUs**").

On termination of employment without cause, because of a "Disability," or for "Good Reason," each as defined in Mr. Gerspacher's employment agreement, Mr. Gerspacher will receive the following severance package: (a) 12 months (the "**Gerspacher Severance Period**") of base salary; (b) an amount equal to the Gerspacher STI Bonus he received for the year before termination; (c) the Initial Gerspacher RSUs fully vest as of the termination date and accelerated vesting of any equity awards scheduled to vest during the Gerspacher Severance Period; and (d) continuation of benefits coverage during the Gerspacher Severance Period or reimbursement for replacement coverage (the "**Gerspacher Severance Package**").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within 12 months of such "Change of Control":

1. Mr. Gerspacher's employment is terminated without cause, or

2. Mr. Gerspacher resigns for "Good Reason" (as defined in the employment agreement) after (a) providing LACM with written notice of the circumstances constituting "Good Reason"; (b) LACM failing to remedy the circumstances constituting "Good Reason", then Mr. Gerspacher will be entitled to receive the Gerspacher Severance Package described above, except that the Gerspacher Severance Period will then be 24 months; and (c) all equity awards previously granted will vest immediately in accordance with the terms of the A&R Plan.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

Compensation Plans

Securities Authorized for Issuance Under Equity Compensation Plans

The A&R Plan is the Company's only equity incentive plan and governs all equity incentives awarded by LAC, including RSUs, PSUs, DSUs and options. The Company's is permitted to issue an aggregate of 28,400,737 Common Shares under the A&R Plan (or approximately 8.14% of the Common Shares based on the number of Common Shares outstanding on April 23, 2026). The A&R Plan was approved by shareholders at the annual and special meeting of the shareholders held on June 11, 2025.

The following information is as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding Options $ (b)[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	6,660,714[1]	-	16,799,834[3]
Equity compensation plans not approved by the securityholders	-	-	-
Total	6,660,714	-	16,799,834

Notes:

[1] Represents the target number of Common Shares subject to PSU awards and the number of Common Shares subject to RSU and DSU awards granted under the Plan that are outstanding and unvested as of December 31, 2025. Because the number of Common Shares to be issued upon settlement of outstanding PSU awards is subject to performance conditions, the number of shares actually issued may be more or less than the number reflected in this column. No options or warrants have been granted under the A&R Plan.

[2] No options or warrants have been granted under the A&R Plan and the awards reflected in column (a) are not reflected in this column as they do not have an exercise price.

[3] Represents the total number of Common Shares remaining available for issuance under the A&R Plan as of December 31, 2025.

Director Compensation

The Company's director compensation program has been designed to be competitive to market. LAC intends to review the program with the assistance of an independent compensation consultant every two years to allow LAC to attract and retain qualified directors to serve on the Board. The first review occurred in 2024. The compensation peer group for purposes of benchmarking director compensation is the same as that for the Company's executive compensation program. See *Executive Compensation – Compensation Benchmarking* for further details.

Director Fee Schedule

The fee schedule for independent directors for the year ended December 31, 2025 is set out below. Compensation the Company pays to its independent directors is comprised of fees for serving on the Board and committees. Fees are payable quarterly, through a combination of cash and DSU grants at the election of each independent director and in accordance with the A&R Plan. Fees are generally paid or issued for the previous quarter's services concurrent with Board meetings to approve quarterly and annual filings.

Non-Employee Director Compensation Annual base fees	Compensation (in cash or securities)
Independent director fee (for all independent directors)	$190,000 per year, with a minimum of $125,000 payable in DSUs under the A&R Plan
	Directors may choose to take more of the cash retainer in DSUs (up to the full $190,000); provided that, such election shall be made by each Director once per year and shall apply for the entire year, whereby a Director shall not have the option to amend an election once made for the calendar year
Lead independent director retainer	$25,000: $15,000 cash and $10,000 in DSUs under the A&R Plan
Additional fees for serving on committees	
Annual fee for acting as Chair of the Audit and Risk Committee	$28,500 per year
Annual fee for acting as Chair of the Compensation and Leadership Committee	$22,500 per year
Annual fee for acting as Chair of the Technical Committee	$25,000 per year
Annual fee for acting as Chair of any other Committee of the Board	$20,000 per year
Annual fee for serving as a non-Chair member of any committee	$10,000 per year
Special committee meeting fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload
On June 25, 2025, ("**Grant Date**") a one-time grant of equity awards with a target value of $150,000 ("**Special Grant**") was awarded to Philip Montgomery	The Board approved a special grant of RSUs to Mr. Montgomery, the Chair of the Technical Committee, calculated using the five-day VWAP over the last five trading days of Q1 2025 concurrent with the Q1 DSU grants.
	The Special Grant, which was approved concurrently with the approval of 2025 director compensation with authority delegated

to the Chair of the Audit and Risk Committee to formally authorize and approve the Grant Date, was subject to Shareholder approval of the A&R Plan at the annual meeting of Shareholders on June 11, 2025.

The Special Grant shall vest as follows:
- 1/3 shall vest at the expiration of 12 months after the Grant Date;
- 1/3 shall vest at the expiration of 24 months after the Grant Date; and
- 1/3 shall vest at the expiration of 36 months after the Grant Date.

The Special Grant recognizes Mr. Montgomery's significant technical expertise and the substantial time commitment associated with his role as Chair of the Technical Committee, particularly during the Company's current development phase. The C&L Committee determined that the grant is appropriate in light of the importance of technical oversight to the Company's strategy and the increased responsibilities associated with this role.

The Company also reimburses directors for reasonable travel and out-of-pocket expenses in connection with their services, including attendance at in-person meetings and site visits. Directors are also eligible to receive options under the A&R Plan as compensation; however, the Company generally intends to award DSUs to directors, rather than options, pursuant to its director compensation program.

Independent directors are compensated for serving on special committees, with fees set by the Board at the time the special committee is formed. There were no special committees of the Board during 2025.

Director Compensation Table

The table below summarizes the compensation earned by all directors other than directors who are also Named Executives for the year ended December 31, 2025. In 2025, a total of $1,321,000 in director compensation was earned by independent directors.

The total amount of director compensation in the table below excludes compensation earned by Mr. Evans and Mr. Dushnisky, who do not receive additional compensation for their services as directors of LAC but rather are compensated in connection with their respective executive roles.

Director Name	Fees Earned ($)[1]	Share-Based Awards ($)[2]	Total ($)[2]
Michael Brown	30,000	190,000	220,000
Fabiana Chubbs	103,500	125,000	228,500
Yuan Gao	95,000	160,000	255,000
Zach Kirkman[3]	–	–	–
Jinhee Magie	107,500	125,000	232,500
Philip Montgomery[4]	110,000	275,000	385,000

Notes:

[1]   Cash portion of fees earned by each director.

[2]   Share-based awards portion of fees earned by each director. Amounts in this column represent the aggregate grant date fair value of the DSUs granted to directors during the 2025 fiscal year, calculated in accordance with FASB ASC Topic 718. The FASB ASC Topic 718 value for the DSUs was calculated using the volume weighted adjusted price ("**VWAP**") over the five days up to and including the last day of the applicable quarter. As of December 31, 2025, the following DSUs were held by each of the Company's directors, which are unvested and will be settled at the end of their board tenure, respectively: (i) Michael Brown, 92,288 DSUs, (ii) Fabiana Chubbs, 94,421 DSUs, (iii) Yuan Gao, 118,516 DSUs, (iv) Jinhee Magie, 71,239 DSUs and (v) Philip Montgomery, 58,582 DSUs.

[3]   Pursuant to the GM Investor Rights Agreement, a director's fee would have been payable to Mr. Kirkman based on Mr. Kirkman's service on the Board unless GM waived the fee. GM waived the director's fee and as such Mr. Kirkman did not receive director compensation as the GM director nominee on the Board. Mr. Kirkman, who was nominated as a director by GM, resigned from the Board effective March 1, 2026 concurrent with stepping down from his role at GM to pursue other opportunities.

[4]   Pursuant to the Amended and Restated Lithium Americas Corp. Equity Incentive Plan, the Board approved a one-time grant of RSUs to Mr. Montgomery, the Chair of the Technical Committee, of $150,000, calculated based on a five-day VWAP as at the last five trading days of Q1 2025.

The following table provides a breakdown of the fees earned by independent directors in the table above, based on the services each director provided under the fee schedule, except as otherwise indicated:

Director Name		Board Retainer ($)	Committee Retainer ($)	Board and Committee Meeting Fees ($)	Total ($)
Michael Brown	Cash	–	30,000	–	30,000
	Share-based Awards	190,000	–	–	190,000
Fabiana Chubbs					
	Cash	65,000	38,500	–	103,500
	Share-based Awards	125,000	–	–	125,000
Yuan Gao	Cash	55,000	40,000	–	95,000
	Share-based Awards	160,000	–	–	160,000
Zach Kirkman[1]	Cash	–	–	–	–
	Share-based Awards	–	–	–	–
Jinhee Magie	Cash	65,000	42,500	–	107,500
	Share-based Awards	125,000	–	–	125,000
Philip Montgomery[2]	Cash	65,000	45,000	–	110,000
	Share-based Awards	125,000	150,000	–	275,000

Notes:

[1] Pursuant to the GM Investor Rights Agreement, a director's fee would have been payable to Mr. Kirkman based on Mr. Kirkman's service on the Board unless GM waived the fee. GM waived the director's fee and as such Mr. Kirkman did not receive director compensation as the GM director nominee on the Board. Mr. Kirkman, who was nominated as a director by GM, resigned from the Board effective March 1, 2026 concurrent with stepping down from his role at GM to pursue other opportunities.

[2] Pursuant to the Amended and Restated Lithium Americas Corp. Equity Incentive Plan, the Board approved a one-time grant of RSUs to Mr. Montgomery, the Chair of the Technical Committee, of $150,000, calculated based on a five-day VWAP as at the last five trading days of Q1 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

See Item 11 - *Compensation Plans - Securities Authorized for Issuance Under Equity Compensation Plans* for information regarding our equity plan compensation.

Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership Table

The table below sets forth information regarding ownership of Shares as of April 23, 2026 by each person or entity known by the Company's directors and executive officers to beneficially own, control or direct, directly or indirectly, more than 5% of issued and outstanding Shares, and Shares beneficially owned, controlled or directed, directly or indirectly, by each of the Company's directors, NEOs and all directors and executive officers as a group. To the best of the Company's knowledge, except as disclosed in the table below or with respect to the Company's directors and executive officers, the Company is not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons.

The number of Shares beneficially owned by each person is determined under applicable SEC rules. Under these rules, a person is considered to have "beneficial ownership" of any shares over which that person, directly or indirectly, has or shares voting or investment power, plus any shares that the person has the right to acquire within 60 days, including through the exercise of stock options. Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to all Shares beneficially owned by them. The beneficial ownership percentage of each person is based on 348,821,406 Shares outstanding as of April 23, 2026.

Name of beneficial owner[1]	Number of Common Shares held	Percent of LAC shares outstanding
5% or greater shareholders		
Orion Resource Partners (USA) LP[2]	29,226,660	7.73%
Officers and Directors		
Aubree Barnum[3]	99,118	*
Michael Brown[4]	124,107	*
Fabiana Chubbs[5]	122,547	*
Luke Colton	50,285	*
Tim Crowley	181,011	*
Kelvin Dushnisky[6]	221,052	*
Jonathan Evans[7]	791,192	*
Yuan Gao[8]	140,682	*
Richard Gerspacher	146,838	*
Edward Grandy	173,322	*
Jinhee Magie[9]	95,110	*
Philip Montgomery[10]	73,374	*
Rob Russell-Smith	1,844	*
Alexi Zawadzki	96,233	*
All current directors and executive officers as a group (14 individuals)[11]	2,316,715	*%

Notes:

[1] Except as otherwise indicated, the business address of our directors and executive officers is 3260 - 666 Burrard Street, Vancouver, BC V6C 2X8.

[2] This information is based on a review of ownership reports filed with the SEC on or before April 23, 2026. As reported on Schedule 13G as of December 31, 2025, and filed with the SEC on February 17, 2026, the business address for Orion Resource Partners (USA) LP ("**Orion**") is 1045 Avenue of the Americas, New York, NY 10018. Orion has an aggregate beneficial ownership of 29,226,660 Shares, subject to a beneficial ownership limitation of 9.99%, issuable upon conversion of the senior unsecured convertible notes in the aggregate principal amount of $195 million (the "**Orion Notes**") held by Orion, which is 7.73 % of the Shares outstanding as of April 23, 2026. Conversion of the Orion Notes is subject to a limit of 19.99 % of the lesser of (a) the Company's Shares outstanding as of March 4, 2025 and (b) the Company's Shares outstanding at the time of the conversion. As of April 23, 2026, Orion had not converted any of the Orion Notes and did not hold any Shares. The Company takes no responsibility for such information and makes no representation as to its accuracy or completeness as of the date hereof or on any subsequent date.

[3] Includes 24 Shares held indirectly by the individual's spouse.

[4] Includes 116,906 Shares underlying deferred share units.

[5] Includes 113,731 Shares underlying deferred share units.

[6] Includes 10,548 Shares underlying deferred share units.

[7] Includes 9,747 Shares underlying deferred share units.

[8] Includes 137,451 Shares underlying deferred share units.

[9] Includes 86,031 Shares underlying deferred share units.

[10] Includes 73,374 Shares underlying deferred share units.

[11] Includes 547,788 Shares underlying deferred share units.

* Represents less than one percent of the total issued and outstanding Shares.

Item 13. Certain Relationships and Related Transactions, And Director Independence.

LAC's Code of Conduct requires all of the Company's employees and directors to avoid any activity that is in conflict with LAC's business interests, and to disclose any actual or potential conflicts of interest to the Company. The Company's employees and directors must also annually certify their compliance with the Code of Conduct. Disclosures of an actual or potential conflict of interest are reviewed by the Company's General Counsel to ensure appropriate follow-up and reporting. Any waiver from the Code of Conduct requires the approval of the CEO in consultation with the G&N Committee. For senior executive officers and members of the Board, a waiver requires the express approval of the Company's Board and must be promptly disclosed as required by law and regulation. Since the beginning of 2025, there has been no waiver of any aspect of the Code of Conduct.

If a director or officer has a material interest in a transaction or agreement involving the Company, or otherwise identifies a potential personal conflict, the director or officer must declare the conflict or potential conflict to the Board. A director who has a material interest, conflict or potential conflict must abstain from voting on the matter at any Board meeting where it is being discussed or considered.

The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgment is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion. In addition, the Board considers related party transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the Company assists in identifying possible related party transactions.

Except as set forth below, since January 1, 2024, the Company has not been a party to any related party transactions. A related party transaction includes transactions in which the Company was or is to be a participant and the amount involved exceeds the lesser of: (i) $120,000 and (ii) 1% of the average of the Company's total assets as of year-end for the last two completed fiscal years. A related party includes any shareholder, director, director nominee, or executive officer of the Company who beneficially owns more than five percent of the Company's voting securities, and the immediate family members of any such person.

GM Transactions

On October 15, 2024, the Company and GM entered an investment agreement (the "**Investment Agreement**") to establish a joint venture for the purpose of funding, developing, constructing and operating Thacker Pass. Prior to closing the JV Transaction on December 23, 2024, the Company transferred its interest and certain other assets into Lithium Nevada Ventures LLC. In connection with the JV Transaction, the Company also closed an amendment to the DOE Loan to accommodate changes relating to the JV Transaction.

Under the terms of the Investment Agreement, GM acquired a 38% asset-level ownership stake in Thacker Pass for $625 million in total cash and letters of credit, including $430 million of direct cash funding to the JV to support the construction of Phase 1 and a $195 million letter of credit facility ("**LC Facility**") that can be used as collateral to support reserve account requirements under the DOE Loan.

As part of the Arrangement, the agreement to supply GM with lithium carbonate production from Thacker Pass (the "**Offtake Agreement**") was assigned by Old LAC to the Company. GM agreed to extend its existing Offtake Agreement for up to 100% of production volumes from Phase 1 of Thacker Pass to 20 years to support the maturity of the DOE Loan. On closing of the JV Transaction, GM also entered into an additional 20-year offtake agreement for up to 38% of Phase 2 production volumes and will retain its existing right of first offer on the remaining Phase 2 production volumes.

The Company and GM terminated the Tranche 2 Investment subscription agreement concurrent with the execution of the Investment Agreement.

In October 2025, the Company entered into an omnibus waiver, consent and amendment with the U.S. Department of Energy (the "**DOE**") and related parties in connection with the DOE loan and agreed to modify certain agreements with General Motors and the Company's joint venture (the "**LAC-GM Joint Venture**"). On January 30, 2026 (the "**Issuance Date**"), the Company executed an amended and restated company warrant, an amended and restated joint venture warrant, a registration rights agreement, a put, call and exchange agreement among the Company, the LAC-GM Joint Venture, General Motors Holdings LLC and DOE, and a second amended and restated limited liability company agreement for the LAC-GM Joint Venture (collectively, the "**Transaction Documents**").

Under the Transaction Documents, DOE received (i) a warrant to purchase up to 18,268,687 of the Company's common shares—representing 5% of the Company's outstanding shares as of the Issuance Date—at an exercise price of $0.01 per share, and (ii) a warrant to purchase non-voting units representing a 5% economic interest in the LAC-GM Joint Venture (8,656,509,695 units) at an exercise price of $0.0001 per unit. Each warrant is exercisable for ten years from issuance and includes customary anti-dilution adjustments, and the joint venture warrant includes an exchange feature into Company common shares under defined conversion mechanics.

The Company also agreed to file a resale registration statement with the SEC by June 30, 2026 for the securities underlying the DOE warrants and granted DOE customary demand and piggy-back registration rights. The Company will bear certain related expenses and provide customary indemnities.

Pursuant to the put, call and exchange agreement, DOE may require GM to purchase the joint venture warrant (or cause the venture to do so) or, if a sale price cannot be agreed within specified timeframes, to exchange the joint venture warrant into a Company warrant based on a defined "Warrant Conversion Rate." Following the earlier of scheduled or actual substantial completion of the Thacker Pass project, GM has a corresponding call right on similar terms.

In coordination with these actions, the Company agreed to amend its Phase 1 and Phase 2 offtake arrangements with GM to (i) accelerate certain production and purchase forecast timelines, (ii) extend the forecast horizon during the initial years of Phase 1 while prioritizing GM's volumes and capping third-party firm commitments relative to GM's forecasts, (iii) cap GM's year-over-year forecast growth during that initial period, and (iv) provide a profit true-up if GM relinquishes non-binding volumes but later procures those volumes from third parties at higher prices. After the initial period, the arrangements revert to a two-year forecast horizon with no cap on GM's forecasts and defined caps on third-party commitments.

Additionally, the Company will contribute $120 million to DOE loan reserve accounts within 12 months of the OWCA's effective date ($60 million to a DSCR shortfall reserve and $60 million to a care-and-maintenance reserve). The LAC-GM Joint Venture's operating agreement will be amended to authorize capital calls in the event of an imminent default under the DOE loan (with contributions generally at fair market value, subject to specified exceptions), and certain borrower bankruptcy-remoteness provisions under the DOE loan will be amended.

Zach Kirkman is considered a "related person" for the purposes of Item 404(a) of Regulation S-K.

Director Independence

LAC believes that the majority of the Company's directors are independent in accordance with applicable Canadian legal requirements and guidelines and independence criteria of the regulations of the SEC and rules of the NYSE. The G&N Committee and the Board review the independence of each Board member and nominated director against these criteria at least once a year. Consistent with the laws and rules described above, the Board has reviewed all relationships between the Company and each director considered all relevant quantitative and qualitative criteria.

The Board has determined that the following five (5) of the seven (7) LAC directors qualify as independent: Yuan Gao, Michael Brown, Fabiana Chubbs, Jinhee Magie, and Philip Montgomery. The non-independent directors of the Company are Jonathan Evans, who is the President and CEO of the Company, and Kelvin Dushnisky, who is the Executive Chair. In addition, the Board has determined that all of the directors who currently serve on the A&R Committee and the C&L Committee are independent as required by NYSE and SEC criteria. The G&N Committee is also comprised entirely of independent directors, and the chairs of each of the Board committees are independent.

In recommending to the Board that it determine a director is independent, the G&N Committee considered whether there were any other facts or circumstances that might impair a director's independence. Generally, independence of a director means that the individual is not an employee or member of management of the Company or any subsidiary, receives no compensation from the Company or a subsidiary except compensation for serving as a director on the Board, and generally the individual has no conflicts of interest or other ties to management, the Company or a subsidiary that would lead to a determination that the individual is unable to exercise judgment independent of management. These same considerations extend to immediate family members of the individual.

Dr. Gao has been appointed as the Lead Independent Director by the Board and is responsible for ensuring that the independent directors have regular opportunities to meet in executive sessions without the presence of executives and non-independent directors. Discussions among the independent directors will be led by the Lead Independent Director who will subsequently provide feedback to the Executive Chair. Independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Item 14. Principal Accounting Fees and Services.

The following table sets forth the aggregate fees billed by the Company's external auditors, PricewaterhouseCoopers LLP, Vancouver, British Columbia, Canada (PCAOB ID #271), by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2024 and 2025.

	2025	2024	Description of fee category
Audit fees	$655,028	$690,212	Represents the aggregate fees for audit services.[1]
All other fees	$2,140	$3,986	Represents the aggregate fees for products and services provided by the Company's auditors other than those services reported under "Audit fees".
Total fees	$657,168	$694,198	

Note:

[1] During fiscal years 2025 and 2024, the services provided in the "Audit fees" category include services in relation to the audit and review of the Company's financial statements, the financial statements of its subsidiaries and in connection with prospectus offerings.

Pre-Approval Policies and Procedures

The A&R Committee has adopted a policy that requires pre-approval by the A&R Committee of any services provided by the Company's independent auditors, whether audit or non-audit services. All of the services and fees described under the categories of "Audit fees," and "All other fees" above were reviewed and approved by the A&R Committee before the respective services were rendered. The Company is not relying upon a waiver pursuant to the provisions of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The A&R Committee has considered the nature and amount of the fees billed by PwC and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of PwC.

PART IV

Item 15: Exhibits, Financial Statement Schedules

(a)1.   All Financial Statements and Supplemental Information

2.Financial Statement Schedules

All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements and notes thereto in Item 8.

3.Exhibits

(b)Exhibits

Exhibit Number	Exhibit Name
2.1+	Investment Agreement, dated October 15, 2024, between Lithium Americas Corp., General Motors Holdings LLC, and Lithium Nevada Ventures LLC (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
2.2#+	Second Amended and Restated Limited Liability Company Agreement of Lithium Nevada Ventures LLC, dated effective as of January 30, 2026 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
3.1	Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
4.1#+	Convertible Note, dated April 1, 2025, issued by Lithium Americas Corp. to OMF Fund IV SPV M LLC (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-3 filed by Lithium Americas Corp. on May 15, 2025).
4.2#+	Registration Rights Agreement, dated April 1, 2025, by and between Lithium Americas Corp. and OMF Fund IV SPV M LLC (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-3 filed by Lithium Americas Corp. on May 15, 2025).
4.3+	Amended and Restated Investor Rights Agreement, dated October 15, 2024, between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
4.4+	Amended and Restated Arrangement Agreement dated June 14, 2023 between Old LAC and the Company (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
4.5	Lock-Up Agreement dated October 2, 2023 between Old LAC, 1397468 B.C. Ltd. and GFL International Co., Limited (incorporated by reference to Exhibit 99.11 to the Current Report on Form 6-K filed by LAC on October 5, 2023).
4.6+	Registration Rights Agreement, dated January 30, 2026, by and between Lithium Americas Corp. and the United States Department of Energy (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).

10.1	Omnibus Waiver, Consent and Amendment, dated October 7, 2025, by and among Lithium Nevada LLC, 1339480 B.C. Ltd., LAC US Corp., Lithium Nevada Ventures LLC, Lithium Nevada Projects LLC, Citibank, N.A. and the United States Department of Energy (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
10.2+	Warrant to Purchase Non-Voting Units of Lithium Nevada Ventures LLC, dated January 30, 2026, issued to Lithium Nevada Projects LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.3+	Amended and Restated Warrant to Purchase Non-Voting Units of Lithium Nevada Ventures LLC, dated January 30, 2026, issued to the United States Department of Energy (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.4+	Warrant to Purchase Common Shares of Lithium Americas Corp., dated January 30, 2026, issued to 1339480 B.C. Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.5+	Amended and Restated Warrant to Purchase Common Shares of Lithium Americas Corp., dated January 30, 2026, issued to the United States Department of Energy (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.6+	Put, Call and Exchange Agreement, dated January 30, 2026, by and among Lithium Nevada Ventures LLC, Lithium Americas Corp., 1339480 B.C. Ltd., LAC US Corp., General Motors Holdings LLC and the United States Department of Energy (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Lithium Americas Corp. on February 3, 2026).
10.7+	Transaction Agreement, dated March 5, 2025, by and between Lithium Americas Corp. and OMF Trading IV LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Lithium Americas Corp. on May 15, 2025).
10.8+	Production Payment Agreement, dated April 1, 2025, by and between Lithium Americas Corp. and OMF Fund IV SPV M LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Lithium Americas Corp. on August 14, 2025).
10.9+	Joinder Agreement dated December 20, 2024 (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.10+	Management Services Agreement, dated December 20, 2024, by and among LAC Management LLC, Lithium Nevada Ventures LLC, Lithium Nevada LLC and for the purposes set forth therein, Lithium Americas Corp. (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.11	Assignment of Offtake Agreement, dated October 28, 2024, by and among Lithium Americas Corp., Lithium Nevada Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by LAC on December 23, 2024).
10.12+	Second Amendment to Lithium Offtake Agreement, dated December 20, 2024, by and among Lithium Americas Corp., Lithium Nevada LLC, and General Motors Holdings LLC (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).

10.13+	Lithium Offtake Agreement (Phase Two), dated December 20, 2024, by and among General Motors Holdings LLC, Lithium Americas Corp. and Lithium Nevada LLC (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.14+	Loan Arrangement and Reimbursement Agreement dated October 28, 2024 (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.15+	Omnibus Amendment and Termination Agreement, dated December 17, 2024 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.16+	Affiliate Support Agreement by and among Lithium Americas Corp., 1339480 B.C. Ltd., KV Project LLC, United States Department of Energy and Citibank, N.A., dated October 28, 2024 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.17+	Note Purchase Agreement by and among the Federal Financing Bank, Lithium Nevada Corp., and the Secretary of Energy, dated October 28, 2024 (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.18+	Future Advance Promissory Note, dated October 28, 2024 (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.19	Joinder Agreement dated October 3, 2023, between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 99.15 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)
10.20	Tax Indemnity and Cooperation Agreement dated October 3, 2023, between Lithium Argentina and LAC (incorporated by reference to Exhibit 99.12 to the Current Report on Form 6-K filed by LAC on October 5, 2023).
10.21#	Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023).
10.22†	Amended and Restated LAC Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on June 12, 2025).
10.23†	Form of Deferred Share Unit Grant Letter (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
10.24†	Form of Restricted Share Rights Grant Letter for Performance Share Units (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
10.25†	Form of Restricted Share Unit Grant Letter (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
10.26†	Executive Employment Agreement dated October 3, 2023, by and between Richard Gerspacher and Lithium Nevada Corp. (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.27†	Executive Employment Agreement dated October 3, 2023, by and between Jonathan David Evans and Lithium Nevada Corp. (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).

10.28†	Executive Employment Agreement dated October 3, 2023, by and between Kelvin Dushnisky and Lithium Americas Corp. (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025).
10.29†	Employment Agreement dated January 29, 2025, by and between LAC Management LLC and Brandin Luke Colton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on January 7, 2025).
19.1	Code of Conduct (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
23.1	Consent of PricewaterhouseCoopers LLP (incorporated by reference to Exhibit 23.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026) (PCAOB ID #271)
23.2	Consent of Sawtooth Mining LLC (incorporated by reference to Exhibit 23.2 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
23.3	Consent of EXP U.S. Services Inc. (incorporated by reference to Exhibit 23.3 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
23.4	Consent of NewFields Mining Design & Technical Services (incorporated by reference to Exhibit 23.4 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
23.5	Consent of SGS Canada Inc. (incorporated by reference to Exhibit 23.5 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 31.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 31.2 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
31.3*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.4*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.2 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
96.1	Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA, effective December 31, 2024 (incorporated by reference to Exhibit 96.1 to the Current Report on Form 8-K filed by Lithium Americas Corp. on January 7, 2025)

97.1	Registrant's Incentive Compensation Recovery Policy effective November 2024 (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 28, 2025)
101**	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline Extensible Business Reporting Language (iXBRL) includes: (i) the Consolidated Income Statements, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Equity and (vi) Notes to the Consolidated Financial Statements (incorporated by reference to Exhibit 101 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (incorporated by reference to Exhibit 104 to the Annual Report on Form 10-K filed by Lithium Americas Corp. on March 19, 2026)

* Filed herewith.

** These files are furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Corporation agrees to furnish supplementally an unredacted copy of the Exhibit to the Securities and Exchange Commission upon its request.

+ Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
The Corporation agrees to furnish supplementally an unredacted copy of the Exhibit to the Securities and Exchange Commission upon its request.

† Management contract or compensatory plan or agreement.

Item 16: Form 10-K Summary

None.

Signatures

LITHIUM AMERICAS CORP.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LITHIUM AMERICAS CORP. (Registrant)

By: /s/ Jonathan Evans
                                                                                             Jonathan Evans
                                                                                             President and Chief Executive Officer

Date: April 30, 2026

LITHIUM AMERICAS CORP.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 30th day of April 2026 by the following persons on behalf of the registrant and in the capacities indicated, including a majority of the directors.

Signature	Title
/s/ Jonathan Evans Jonathan Evans	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ Luke Colton Luke Colton	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Kelvin Dushnisky Kelvin Dushnisky	Director and Executive Chair
/s/ Yuan Gao Yuan Gao	Lead Independent Director
/s/ Michael Brown Michael Brown	Director
/s/ Fabiana Chubbs Fabiana Chubbs	Director
/s/ Jinhee Magie Jinhee Magie	Director
/s/ Philip Montgomery Philip Montgomery	Director

Supplemental Information

None.

Exhibit 31.3

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Jonathan Evans, Chief Executive Officer of Lithium Americas Corp., certify that:

1.I have reviewed this Amendment No.1 of the annual report on Form 10-K of Lithium Americas Corp. (the "registrant") for the year ended December 31, 2025; and

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

/s/ Jonathan Evans
Jonathan Evans
Chief Executive Officer

Date: April 30, 2026

Exhibit 31.4

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Luke Colton, Chief Financial Officer of Lithium Americas Corp., certify that:

1.I have reviewed this Amendment No.1 of the annual report on Form 10-K of Lithium Americas Corp. (the "registrant") for the year ended December 31, 2025; and

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

/s/ Luke Colton
Luke Colton
Chief Financial Officer

Date: April 30, 2026

Shareholder Information

BOARD OF DIRECTORS

Kelvin Dushnisky
Executive Chair

Yuan Gao
Lead Independent Director and Chair, Governance and Nomination Committee

Michael Brown
Chair, Safety and Sustainability Committee

Fabiana Chubbs
Chair, Audit and Risk Committee

Jonathan Evans
President and CEO

Jinhee Magie
Chair, Compensation and Leadership Committee

Philip Montgomery
Chair, Technical Committee

CORPORATE OFFICERS

Jonathan Evans
President and CEO

Luke Colton
EVP and CFO

Richard Gerspacher
EVP, Capital Projects & Operations

Tim Crowley
SVP, Government and External Affairs

Edward Grandy
SVP, General Counsel and Corporate Secretary

Rob Russell-Smith
SVP, Finance

Aubree Barnum
VP, Human Resources

Alexi Zawadzki
VP, Corporate Development

INVESTOR INQUIRIES

Virginia (Ginny) Morgan
VP, Investor Relations and ESG

+1 (778) 726-4070
ir@lithiumamericas.com

CORPORATE INFORMATION

Lithium Americas Corp.
3260 – 666 Burrard St,
Vancouver, BC V6C 2X8 Canada

+1 (778) 656-5820
info@lithiumamericas.com

To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on Twitter, LinkedIn, Facebook and/or Instagram

   

STOCK LISTING

Lithium Americas' shares are listed on the **TSX and NYSE** under the symbol **LAC**.

TRANSFER AGENT

Odyssey Trust
1230 300 5 Ave SW
Calgary, Alberta T2P 3C4
Canada

Within North America: 1-888-290-1175
Outside of North America: 1-587-885-0960
shareholders@odysseytrust.com

ANNUAL MEETING

The **2026 Annual Meeting of Shareholders** will be held virtually via live webcast on Monday, June 22, 2026, at 9:00 a.m. Pacific Time at
https://meetings.lumiconnect.com/400-209-869-217